Form 20-F
period 2002-12-31
TELE NORDESTE CELULAR PARTICIPACOES SA
filed 2003-06-16
CIK 1066122

As filed with the Securities and Exchange Commission on June 16, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 001-14495

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

Tele Nordeste Cellular Holding Company (Translation of Registrant’s name into English)	The Federative Republic of Brazil (Jurisdiction of incorporation or organization)

Avenida Conde da Boa Vista 800
50060-004 Boa Vista, Recife, PE, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Preferred Shares, without par value* American Depositary Shares, each	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange representing 20,000 Preferred Shares

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

130,753,135,918 Common Shares, without par value

214,986,483,871 Preferred Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   [X]   No  [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ]    Item 18   [X]

PRESENTATION OF INFORMATION
FORWARD-LOOKING INFORMATION
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Item 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. CODE OF ETHICS
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
Independent Auditors’ Report
ITEM 19 EXHIBITS
INDEX OF DEFINED TERMS
TECHNICAL GLOSSARY
BY-LAWS
MANAGEMENT AGREEMENT
AUTHORIZATION AGREEMENT
AUTHORIZATION AGREEMENT
AUTHORIZATION AGREEMENT
AUTHORIZATION AGREEMENT
AUTHORIZATION AGREEMENT
AUTHORIZATION AGREEMENT
LIST OF SUBSIDIARIES
CERTIFICATION

ii

PRESENTATION OF INFORMATION

          In this annual report, Tele Nordeste Celular Participações S.A. is referred to as the “Holding Company.” Its subsidiaries, Telpe Celular S.A. (“Telpe Celular”), Telpa Celular S.A. (“Telpa Celular”), Telern Celular S.A. (“Telern Celular”), Teleceará Celular S.A. (“Teleceará Celular”), Telepisa Celular S.A. (“Telepisa Celular”) and Telasa Celular S.A. (“Telasa Celular”), are collectively referred to as the “Subsidiaries.” The Holding Company and the Subsidiaries are referred to collectively as “we” or “us.”

          The Holding Company is one of the companies formed as a result of the breakup of Telecomunicações Brasileiras S.A. — Telebrás (“Telebrás”) by Brazil’s federal government (the “Federal Government”) in May 1998. Each of the Subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of an operating company formerly controlled by Telebrás (collectively, the “Predecessor Companies”). References to operations of the Company prior to January 1998 are to the cellular operations of one or more Predecessor Companies. See “Item 4. Information on the Company — Our History and Development.”

          References in this annual report to (i) the “real,” “reais” or “R$” are to the Brazilian real (singular) and Brazilian reais (plural) and (ii) “U.S. dollars,” “dollars” or “US$” are to United States dollars. References to the “Preferred Shares” and the “Common Shares” are to the preferred shares and common shares, respectively, of the Holding Company. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 20,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

          Certain terms are defined the first time they are used in this annual report. The “Index of Defined Terms” that begins on page 75 lists those terms and where they are defined. The “Technical Glossary” that begins on page 77 provides definitions of certain technical terms used herein.

FORWARD-LOOKING INFORMATION

          This annual report contains forward-looking statements. We and our representatives also may make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target,” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed on pages 5 to 12 herein, include, but are not limited to, those resulting from the short history of our operations as an independent, private sector entity and the introduction of competition to, and the size of, the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of our operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

          The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (the “Consolidated Financial Statements”). Our consolidated financial statements for the year ended December 31, 2000 have been audited by KPMG Auditores Independentes (“KPMG”). Our consolidated financial statements as of and for the years ended December 31, 2001 and 2002 have been audited by Ernst & Young Auditores Independentes (“E&Y”). The reports of KPMG and E&Y on the consolidated financial statements that they respectively audited appear elsewhere in this annual report. The following paragraphs discuss some important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and Financial Review and Prospects.”

     Corporate Law Method, Brazillian GAAP and U.S. GAAP

          Our Consolidated Financial Statements have been prepared in accordance with the Brazilian Corporate Law accounting method (the “Corporate Law Method”), which differs in certain material respects from U.S. GAAP. For many years prior to 2000, we prepared our financial statements for purposes of filing reports with the Securities and Exchange Commission (the “Commission”) in accordance with a specific rule published by the Brazilian Institute of Accountants (“Brazilian GAAP”). The accounting principles embodied in Brazilian GAAP and the Corporate Law Method are generally identical, except that Brazilian GAAP requires historical financial information to be restated in constant reais as of the end of the period presented, using the integral restatement method (correção monetária integral), except when, by determination of the Brazilian Institute of Accountants, the rate of inflation for the period is so low as to render insignificant the effect of any such restatement. Early in 2001, the Commission announced that Brazilian companies could present their financial information in accordance with the Corporate Law Method, which has excluded monetary restatement of historical financial information since 1995, following the end of hyperinflation in Brazil in the early 1990’s. In connection with the change in accounting methods in fiscal year 2000, we restated our financial statements for all prior periods for consistent presentation. The Corporate Law Method differs in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 26 to our Consolidated Financial Statements for a summary of the differences between the Corporate Law Method and U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2001 and 2002, and net income for the years ended December 31, 2000, 2001 and 2002.

     Accounting Consequences of the Breakup of Telebrás

          The formations of the Holding Company and the Subsidiaries have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. In January 1998, the assets and liabilities of the cellular telecommunications businesses of Telpe Celular, Telpa Celular, Telern Celular, Teleceará Celular, Telepisa Celular and Telasa Celular were transferred to the Holding Company at their indexed historical cost. In addition, the assets that were transferred from Telebrás to us resulted in an increase of R$22.2 million compared to our historical divisional equity. The amount of our current distributable retained earnings includes retained earnings allocated to us in the Breakup of Telebrás.

     Corporate Reorganization to Transfer Goodwill

          On June 30, 2000, our management implemented a corporate restructuring to transfer to our Subsidiaries the premium (“Goodwill”) paid by Bitel Participações S.A. (“Bitel”) for the acquisition of control of Tele Nordeste Celular. The Goodwill was recorded as an asset. The transfer of Goodwill resulted in a potential tax benefit, increasing our ability to generate free cash flow. Commencing in 1998, the Goodwill was amortized by Bitel using an amortization rate of 4% per annum. After the transfer to our Subsidiaries, the balance of the Goodwill has been amortized under the straight-line method over the remaining eight years. See Note 1(b) to our Consolidated Financial Statements. The amortization of Goodwill is expected to reduce our consolidated operating income in future years, and to reduce our Subsidiaries’ income and social contribution taxes payable in those years, not affecting the consolidated net operating income.

     Minority Interests

          For 1998, 1999, 2000 and 2001, “minority interests” reflect the interest of shareholders other than Tele Nordeste Celular in each of Telpe Celular, Telpa Celular, Telern Celular, Teleceará Celular, Telepisa Celular and Telasa Celular. On December 31, 2002, minority shareholders owned 21.3% of Telpe Celular, 20.0% of Teleceará Celular, 28.1% of Telpa Celular, 23.8% of Telern Celular, 21.2% of Telasa Celular and 20.6% of Telepisa Celular.

Selected Financial Data

	Year ended December 31,

	1998	1999	2000	2001	2002

		(thousands of reais) (1)
Income Statement Data
Corporate Law Method
Net operating revenue	469,664	674,853	845,620	826,250	921,522
Cost of services and goods	(185,405)	(369,214)	(380,702)	(362,289)	(389,383)

Gross profit	284,259	305,639	464,918	463,961	532,139
Operating expenses:
Selling expenses	(70,883)	(146,945)	(233,850)	(187,996)	(177,236)
General and administrative expenses	(32,431)	(68,631)	(87,892)	(95,986)	(95,298)
Other net operating income (expense)	7,501	3,381	(15,671)	(28,502)	(44,510)

Operating income before interest	188,446	93,444	127,505	151,477	215,095
Net financial expenses	(7,425)	(81,127)	(82,317)	(42,158)	(6,452)

Operating income	181,021	12,317	45,188	109,319	208,643
Net non-operating income (expense)	(357)	(4,646)	2,441	(2,155)	(3,120)

Income before taxes	180,664	7,671	47,629	107,164	205,523
Income and social contribution taxes	(46,309)	4,375	(9,915)	(20,123)	(48,402)

Income before minority interests	134,355	12,046	37,714	87,041	157,121
Minority interests	(30,320)	(2,625)	(11,060)	(21,511)	(38,547)

Net income	104,035	9,421	26,654	65,530	118,574

Net income per 20,000 shares outstanding (reais)	6.31	0.56	1.59	3.88	6.86
Dividends per 20,000 shares outstanding (reais) (2)	1.74	0.59	0.62	1.15	1.63
Dividends (2)	28,620	9,882	10,319	19,438	28,161
U.S. GAAP
Operating income	184,181	77,080	144,893	164,054	237,638
Net income (loss)	96,717	355	30,060	61,365	102,466
Net income (loss) per 20,000 Common Shares outstanding (reais)	5.87	0.02	1.80	3.65	5.99
Net income (loss) per 20,000 Preferred Shares outstanding (reais)	5.87	0.02	1.80	3.65	5.99

	At December 31,

	1998	1999	2000	2001	2002

		(thousands of reais) (2)
Balance Sheet Data (1)
Corporate Law Method
Property, plant and equipment, net	498,170	644,020	718,578	687,747	580,910
Total assets	695,634	961,569	1,239,253	1,265,935	1,401,353
Loans and financing	116,420	323,864	407,043	348,311	333,689
Shareholders equity	354,552	354,091	575,884	621,976	710,145
U.S. GAAP
Property, plant and equipment, net	536,244	684,154	765,410	725,644	612,109
Total assets	733,707	1,001,703	1,284,347	1,299,982	1,428,348
Loans and financing	109,736	318,693	395,938	354,995	390,134
Shareholders equity	374,236	364,709	588,418	630,345	702,406

(1)	Information from 1998 to 2002 is presented in nominal reais under both the Corporate Law Method and U.S. GAAP.
(2)	Dividends from profits generally are not subject to Brazilian income tax withholding. Dividends in the form of interest on capital paid to shareholders are deductible from our net profits for tax purposes, but the recipient of such distributions is subject to Brazilian corporate or individual income tax withholding with respect to such payments. See “Item 10. Additional Information — Taxation — Brazilian Tax Considerations — Distributions of Interest on Capital.” The dividend information presented reflects amounts before any withholding tax on interest on capital. Interest on capital paid in 1998, 1999, 2000 and 2001 was subject to withholding tax of R$4,415, R$1,482, $1,153 and R$1,200, respectively. We did not pay any interest on capital in 2002.

Exchange Rates

          The Holding Company pays any cash dividends, interest on net worth and any other cash distributions with respect to the Preferred Shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and other distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. In addition, exchange rate fluctuations also may affect the Holding Company’s results of operations. See “Item 5. Operating and Financial Review and Prospects — Foreign Exchange and Interest Rate Exposure.” We have hedging agreements in place to cover exchange rate risk in respect of payments of principal on all of our foreign currency-denominated indebtedness. See “Item 5. Operating and Financial Review and Prospects — Foreign Exchange and Interest Rate Exposure.”

          There are two legal currency exchange markets in Brazil: the commercial rate currency exchange market (“Commercial Market”) and the floating rate currency exchange market (“Floating Market”). The Commercial Market is reserved primarily for currency exchange transactions in connection with foreign trade transactions, and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of foreign investments registered with the Brazilian Central Bank (“Central Bank”). Commercial Market transactions may be carried out exclusively through a Brazilian financial institution authorized to operate in this market. As used herein, the Floating Market applies to currency exchange transactions in connection with transactions other than the ones conducted through the Commercial Market.

          Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange markets from time to time in order to keep the currency exchange rate within these limits. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real/U.S. dollar rate was permitted to fluctuate, but subsequent Central Bank intervention failed to keep the exchange rate within the new band. On January 15, 1999, the Central Bank announced that the real would be permitted to float freely, with

Central Bank intervention to take place only in times of extreme volatility. Since January 20, 1999, there has been no exchange rate band between the real and the U.S. dollar, and the real value of the dollar has been allowed to float. During this time, the Central Bank has intervened only occasionally to control unstable movements in foreign exchange rates, and the real-U.S dollar exchange rate has experienced considerable fluctuations. From January 20, 1999 to June 6, 2003, the real depreciated by approximately 45.23% relative to the U.S dollar. We cannot predict whether the Central Bank will continue to allow the real to float or whether real foreign-exchange rates will remain stable. See “ — Risk Factors — Risks Relating to Brazil — Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares and ADSs” and “ — A substantial devaluation of the real may affect our ability to meet our foreign currency-denominated obligations and result in a decline in the market prices of the Preferred Shares and ADSs.”

          The following table sets forth the Noon Buying Rate, published by the Federal Reserve Bank of New York, expressed in reais per U.S. dollar, for the periods indicated.

	Average for
Period	Period (1)	High	Low

1998	1.1604	1.2090	1.1162
1999	1.8135	2.2000	1.2074
2000	1.8330	1.9840	1.7230
2001	2.3220	2.7850	1.9720
2002	2.9969	3.9450	2.2650
December 2002	3.6268	3.7950	3.4390
January 2003	3.4375	3.6590	3.2650
February 2003	3.5955	3.6640	3.5350
March 2003	3.4567	3.5700	3.3320
April 2003	3.1090	3.3290	2.8870
May 2003	2.9517	3.0200	2.8750
2003 (through June 6, 2003)	3.1935	3.6640	2.8750

(1)	Average of the rates on the last day of each month in the period.

On June 6, 2003, the Noon Buying Rate was R$2.8850 to US$1.00.

          Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989, and early 1990, for example, the Federal Government froze all dividend and capital repatriations that were owed to foreign equity investors. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that similar measures will not be taken by the Federal Government in the future.

Risk Factors

     Risks Relating to Us

     The conversion of our SMC concessions into PCS authorizations will have a significant impact on our business

          In December 2002, our Subsidiaries converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under Personal Communications Services (“PCS”) regulations. The SMC regulations differ significantly from the PCS regulations. We expect to meet our obligations under the PCS regulations, but there is no assurance that we will be able to do so. A failure to comply with the PCS regulations may have a material adverse effect on our business, financial condition and results of operations.

     We may not receive as much interconnection revenue as we receive today.

          In order for a customer of another telecommunications service provider to connect to one of our customers, it will be necessary to use a portion of our network. In situations like these, when our network is used for a call initiated by a customer of another telecommunications service provider (“Incoming Call”), we are paid a fee by that service provider for every minute our network is used. Similarly, we pay a fee to other telecommunications service providers for every minute that their network is used in connection with calls originating from our customers (“Outgoing Call”). Our customers may spend more time placing Outgoing Calls than receiving Incoming Calls. As a result, we may receive less interconnection revenue or pay more interconnection fees than we presently do, with adverse effects to our financial condition and results of operation. Furthermore, as a result of our conversion to PCS authorizations, we will be subject to the CSP (Código de Seleção de Prestadora) Program promulgated by Anatel under the PCS regulations, which will allow customers to choose long distance carriers on a per call basis. While under the concessions, we had the right to charge VC2 and VC3 rates for long distance calls placed by our customers. Upon the effectiveness of the CSP Program, the Company will no longer have the right to charge VC2 and VC3 rates for long distance calls. As a result, we may receive less interconnection revenue, with adverse effects to our business, financial condition and results of operations.

     The technology we use has limitations that could restrict our ability to switch to more advanced technologies.

          The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by:

•	the introduction by Anatel of the PCS regime, under which telecommunications service providers are allowed to use the advanced global system for mobile communication technology (“GSM”);

•	shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements; and

•	ongoing improvements in the capacity and quality of digital technology available in Brazil.

We currently use time-division multiple access technology (“TDMA”) in our cellular telecommunications services we provide and plan to offer GSM, as well, during the second half of 2003.

We rely on a small number of suppliers and vendors, and if they fail to provide us with services or equipment on a timely and cost-effective basis, our business could be adversely affected.

          We rely on a small group of vendors for our switch and cellular site equipment. If we had to replace our primary suppliers of switch and cellular equipment, we would suffer additional costs and delays on our current replacement schedules. We may have to change our suppliers and vendors in the future, resulting in material adverse effects to our business, financial condition and results of operations.

Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

          Our business, as a cellular telecommunications services provider, depends on our ability to manage successfully our expansion and on continuous investments in connection with our cellular telecommunications services network. We believe our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	increasing marketing activities; and

•	attracting, training and retaining qualified management, technical and sales personnel.

          These activities are expected to place significant demand on our managerial, operational and financial resources. Failure to successfully manage our expected growth could impair our ability to maintain the quality of our services, with adverse effects to our business, financial condition and results of operations.

     We face increasing competition, which may adversely affect our market share and margins

          Our results of operations have been adversely affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1996. Several licenses have been granted for cellular telecommunications services in our areas of authorization, and the Federal Government began auctioning additional PCS licenses on frequency ranges referred to as Bands C, D and E during 2001.

          As a result, we are facing greater competition, which increased after PCS providers began operations in 2002. Although we estimate our market share for the entire authorization area at 59% on March 31, 2003, the cost of maintaining this market share has increased while margins have decreased due to higher client acquisition costs, such as those arising from selling commissions and discounts. In the future, we also may incur higher advertising costs and experience greater competitive pressure on pricing.

          The level of competition from fixed-line service providers also is increasing, following the Federal Government’s grant, in February 1999, of a second concession to provide fixed-line telecommunications services in a region that includes the Region where we provide cellular telecommunication services.

          Competition from other wireless telecommunications services, such as digital trunking and paging services, may increase with certain changes in economic conditions, such as increases in unemployment, because these services are generally less expensive than cellular telecommunications services. Technological changes in the telecommunications field, such as the development of PCS and mobile satellite services, are expected to introduce additional sources of competition.

          Increasing competition may continue to adversely affect our market share and margins. Increased competition may cause us increasing rates of customer turnover, adversely affecting our business, financial condition and results of operations. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Competition in the industry promises to be substantial and has already pushed us to adjust our marketing strategies. We may face competitors with greater access to financial resources and capital markets than us. We cannot predict which of many possible factors will be important to maintain our competitive position or what expenditures will be required to develop and provide such technologies, products or services.

     We may experience a high rate of customer turnover which could increase our costs of operations and reduce our revenue

          Churn reflects the number of customers who have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. Our rate of customer churn was 15.7% in 1999, 26.5% in 2000, 18.4% in 2001 and 23.2% in 2002. The increase in customer churn in 2002 was due mainly to an increase in involuntary churn. “Involuntary churn” (the rate at which customers have their service terminated by us) is primarily a consequence of adverse economic conditions in Brazil. Pursuant to government regulations, we are required to provide cellular telecommunications service to all individual applicants, regardless of income level, in the order in which applications are received. We are unable to deny service to persons whom we believe may have difficulties maintaining their accounts. “Voluntary churn” (the rate at which customers voluntarily have their service terminated) was 18.7% in 2000, 15.7% in 2001 and 7.2% in 2002. Our high voluntary churn rate in 2000 and 2001 was a result of our competitors’ aggressive subsidization of handset sales and customers leaving our postpaid service plans in favor of our prepaid service plans. We experienced a decrease in our voluntary churn rate in 2002 due to the implementation of a strategy to protect market share aggressively and proactively and a reduction in the amount of subsidies offered by competitors on handset sales. As indicated by our past rates of custom churn, we may experience a high rate of customer turnover which could increase our cost of operations and reduce our revenue.

     We are dependent on fourth quarter results

          We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. There can be no assurance that strong fourth quarter results from new clients and handset sales will continue in future years.

We may be unable to respond to the recent trend toward consolidation in the Brazilian wireless telecommunications market.

          We believe there has been a trend of consolidation in the Brazilian telecommunications market, with possible joint ventures, mergers and acquisitions among telecommunications service providers in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations.

Our controlling shareholder may exercise its control in a manner that differs from the best interests of other shareholders.

          Telecom Italia Mobile S.p.A. (“TIM”), a corporation organized under the laws of Italy, indirectly owned approximately 52.32% of our Common Shares and 2.25% of our total capital on December 31, 2002. TIM has had the ability to determine those actions of ours that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. In addition, TIM may exercise this control in a manner that differs from the best interests of other shareholders.

     Risks Relating to the Brazilian Telecommunications Industry

     We are subject to various obligations in the performance of our activities, with which we may be unable to comply.

          We are subject to compliance with various obligations arising from different laws and regulations in the performance of our telecommunications services, including, but not limited to, the obligations arising from the following:

•	the rules set forth by Anatel;

•	the authorizations granted to our Subsidiaries; and

•	the General Telecommunications Law (Lei no. 9, 472/97, as amended).

We believe we are materially in compliance with our obligations arising out of such laws, regulations and authorizations, but we cannot give you any assurance that we will be able to continue to do so in the future. In addition, changes in the laws and regulations to which we are subject, including those changes in response to technological advances that we may not be able to implement, may render us unable to comply with our obligations in the future, with material adverse effects to our business, financial condition and results of operations. Furthermore, the Lula administration has indicated that it will take a more active role in regulating the telecommunications sector. We cannot predict the impact of any of these regulatory developments on our business, financial condition and results of operations.

Risks Relating to Brazil

Brazilian political and economic conditions may have a material adverse effect on our business and a direct impact on the market price of the Preferred Shares and ADSs.

          The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policies have often involved, among other things, high interest rate environments, currency devaluations and exchange controls, tariff and import quotas, electricity consumption controls, and other measures, such as the freezing of bank accounts, which occurred in 1990.

          Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities, including our Preferred Shares and ADSs. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          In addition, we cannot predict the effect that the policies of the Lula administration, which took office in January 2003, may have on Brazilian economic conditions or on our financial condition or results of operations. The Lula administration has announced that it expects to implement reforms in the Brazilian social security and welfare systems to address underfunding and in Brazil’s tax and bankruptcy laws. To date, no significant legislative or regulatory changes have been made by the Brazilian government. Future developments or non-developments in the Brazilian economy and government policies may reduce demand for our services or products, adversely affect its financial condition and results of operations, and impact the market price of the Preferred Shares and ADSs.

     Devaluation of the real may adversely affect Brazilian economic conditions and our financial condition.

          Devaluation of the real relative to the U.S. Dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb inflation. On the other hand, appreciation of the real against the U.S. Dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures by the Brazilian government aimed at stabilizing the real is uncertain.

A devaluation of the real may affect our ability to meet our foreign currency-denominated obligations and result in a decline in the market prices of our Preferred Shares and ADSs.

          Brazilian currency historically has suffered frequent devaluations. As a result of inflationary pressures, the real and its predecessor currencies have been devalued periodically over the last four decades. During this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the real and the U.S. Dollar and other currencies. See “Item 3 — Selected Financial Data — Exchange Rates” for more information on exchange rates.

          The real fell in value relative to the U.S. dollar by 18.7% and 52.3% in 2001 and 2002, respectively. During 2001, the real experienced a period of significant devaluation, due in part to the economic uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. During 2002, the real experienced further devaluation, due in part to the continued global economic slowdown and speculation related to the Presidential election in October 2002.

          A depreciation of the real could significantly increase the cost in reais of dollar-determined costs, such as those that we may need to incur in connection with new investments to upgrade technology (for example, from our current TDMA technology to GSM technology). In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign-currency denominated obligations could be adversely affected, because our revenues are primarily reais-based. Further devaluations of the real relative to the U.S. dollar would reduce the U.S. dollar value of distributions and dividends on the ADSs and also may reduce the market prices of our Preferred Shares and the ADSs.

     If Brazil experiences substantial inflation in the future, the market prices of our Preferred Shares and ADSs may be reduced.

          In the past, Brazil has experienced extremely high rates of inflation. According to Brazil’s general price index (“IGP-M”), the inflation rate was 20.1% in 1999, 9.9% in 2000, 10.4% in 2001, 25.3% in 2002 and 6.3% for the three months ended March 31, 2003. Inflation itself and some governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future governmental actions also have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, during this period, there have been inflationary pressures and actions taken to curb inflation which, together with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market. Brazil may experience high levels of inflation in the future. There can be no assurance that the lower levels of inflation experienced since 1994 will continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation.

          If Brazil experiences substantial inflation in the future, our costs may increase, and our operating and net margins may decrease. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, and if investor confidence lags, the prices of our Preferred Shares and ADSs may fall. Inflationary pressures also could result in our inability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy. Future inflation could adversely affect our results of operations and financial condition.

Adverse changes in Brazilian economic conditions could cause an increase in customer defaults on their outstanding obligations to us, which could materially reduce our earnings.

          Our operations are significantly dependent on our customers’ ability to make payments on their accounts. If the Brazilian economy worsens because of, among other factors, the level of economic activity, devaluation of the real, inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to make timely payments for services, which would increase our past due accounts and could materially reduce our net earnings.

Developments in other emerging market countries may adversely affect the Brazilian economy, limit our access to international capital markets and negatively impact the market prices of our Common Shares, Preferred Shares and ADSs.

          We believe international investors in general consider Brazil to be an emerging market. The Brazilian economy and the securities of Brazilian companies always have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors’ responses to those conditions. Although economic conditions are different in each country, investors’ reactions to adverse developments in one country may affect the market prices of securities of issuers in other countries, including Brazil. For example, the 1997 Asian economic crisis and the 1998 Russian debt moratorium and the devaluation of the Russian currency triggered market volatility in Latin America and securities markets in other emerging market countries. Adverse developments in emerging market countries could lead to a reduction in demand for, and the market price of, our Preferred Shares and ADSs.

          As a result of economic and market conditions in other emerging markets, Brazil in some periods has experienced a significant outflow of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both in Brazil and abroad, and have been impeded from accessing international capital markets. There can be no assurance that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to Brazilian companies.

     State and municipal defaults may adversely affect the market price of the Preferred Shares and ADSs.

          We may be adversely affected by defaults by state and municipal governments. In January 1999, the Brazilian States of Minas Gerais and Rio Grande do Sul suspended payments on their debt to the Federal Government, and seven States requested the renegotiation of their financing agreements with the Federal Government. Although these States subsequently reinitiated their debt payments, any defaults that may occur in the future and the perceived risks of defaults by state and municipal governments may undermine investor confidence, have a negative effect on the Brazilian economy and/or negatively impact the relevant region. If the Brazilian economy or any of the regional economies in which we operate were to be adversely affected by a default, our operations and the market price of the Preferred Shares and ADSs may be adversely affected.

     Enforcement of rights in Brazil may be difficult.

          Our officers and many of our advisors reside in Brazil, and a substantial portion of the assets of these persons and our assets are located in Brazil. We are not aware of any treaty between the United States and Brazil regarding the reciprocal enforcement of judgments. It may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Similarly, it may not be possible to enforce judgments of non-Brazilian courts in Brazil, including judgments predicated on civil liability under the U.S. securities laws against us or our directors and officers.

     Risks Relating to Our ADSs

     Holders of Preferred Shares have limited voting rights.

          Of our two classes of capital stock outstanding, only our Common Shares have full voting rights. Except in certain limited circumstances, our Preferred Shares will be entitled to vote only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result, holders of our Preferred Shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

     Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the Depositary.

          Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All Preferred Shares underlying the ADSs are registered in the name of the Depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the Depositary as to how to vote the Preferred Shares represented by ADSs, in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote the underlying Preferred Shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Holders of ADSs or Preferred Shares in the United States may not be entitled to participate in future preemptive rights of offerings.

          Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or Preferred Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the Commission with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the Commission and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure the holders of ADSs or Preferred Shares in the United States that we will file a registration statement with the Commission to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in us may be diluted proportionately.

Restrictions on the movement of capital out of Brazil may hinder ADS investors’ ability to receive dividends and distributions on, and the proceeds of any sale of, our Preferred Shares.

          The Federal Government may impose temporary restrictions on the conversion of reais into foreign currencies, and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

          Any restrictions by the Federal Government on capital outflow may hinder or prevent investors from converting the proceeds relating to our Preferred Shares into U.S. dollars and remitting those proceeds abroad. Investors could be adversely affected by delays in obtaining any required governmental approval for conversion of reais payments and remittances abroad in respect of our Preferred Shares underlying the ADSs.

ITEM 4. INFORMATION ON THE COMPANY

Overview

          We provide cellular telecommunications services in the Brazilian States of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas (the “Region”) under authorizations from the Federal Government. The operations of the Predecessor Companies related to us began to offer cellular telecommunications services in December 1991. We are the leading provider of cellular telecommunications services in the Region. At December 31, 2002, we had 1,925,843 active cellular lines.

          The Holding Company is a corporation (sociedade anônima) incorporated in May 1998 and organized under the laws of Brazil. The Holding Company’s headquarters are located at Avenida Conde da Boa Vista 800, Boa Vista, 50060-004 Recife, PE, Brazil, and its telephone and fax numbers are (55 81) 3216-2591 and (55 81) 3216-2869, respectively.

Our History and Development

          Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries (collectively, the “Telebrás System”) acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the Lei Geral de Telecomunicações (the “General Telecommunications Law,” and together with the regulations, decrees, orders and plans in respect of telecommunications issued by Brazil’s Executive Branch, the “Telecommunications Regulations”), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás. The General Telecommunications Law established an independent regulatory agency called Agência Nacional de Telecomunicações – ANATEL (“Anatel”).

          In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of Telebrás’ operating subsidiaries were spun off into separate companies. In May 1998, Telebrás was restructured to form, in addition to Telebrás, 12 New Holding Companies by means of a procedure under the Brazilian Corporate Law called cisão, or split-up. Virtually all the assets and liabilities of Telebrás, including the shares held by Telebrás in the operating companies of the Telebrás System, were allocated to the New Holding Companies. The split-up of the Telebrás System into the New Holding Companies is referred to herein as the “Breakup” or the “Breakup of Telebrás.”

          The New Holding Companies, together with their respective subsidiaries, consist of eight cellular service providers, each operating in one of eight regions (each a “Cellular Region”), three fixed-line service providers, each providing local and intraregional long-distance service in one of three regions (each a “Fixed-Line Region”) and Embratel Participações S.A. – Embratel (“Embratel”), which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil. The fixed-line service provider operating in the Fixed-Line Region that includes the Region is Tele Norte Leste Participações S.A. (together with its subsidiaries, “TNE”). In this annual report, references to the operations of TNE prior to January 1998 are to the fixed-line operations of the Predecessor Companies.

          The Holding Company is one of the New Holding Companies. In the Breakup, the Holding Company was allocated all the share capital held by Telebrás in the operating subsidiaries of the Telebrás System that provided cellular telecommunications service in the Region. In July 1998, the Federal Government sold substantially all of its shares of the New Holding Companies, including the Holding Company, to private-sector buyers. The Federal Government’s voting shares of the Holding Company were purchased by a consortium comprised of UGB Participações Ltda. (“UGB”) and Bitel. In March 1999, Bitel purchased all shares of the Holding Company held by UGB, increasing its interest in the Holding Company to 51.78% of the voting capital. See “Item 7. Major Shareholders and Related-Party Transactions.”

Recent Developments

          Conversion from SMC concessions to PCS authorizations

          On December 10, 2002, the Subsidiaries converted their SMC concessions into PCS authorizations. In order to remain competitive in the Brazilian telecommunications market, we also decided to offer, in addition to TDMA, GSM technology by the second half of 2003. As regulated by Anatel, cellular telecommunications providers operating under GSM technology must do so under an 1800 MHz frequency, which is reserved for those providers operating under PCS licenses auctioned by Anatel. To facilitate our move to include GSM technology as a part of services, we acquired, through TIM, a PCS license to operate in our Region.

          The migration to PCS authorizations will create a new set of regulatory obligations for the Subsidiaries, including new quality of service standards and the introduction of the CSP Program, which will allow customers to choose long distance carriers on a per call basis. In addition, under our PCS authorizations, we will be allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI. See “ — PCS Regulation,” “ — Interconnection,” and “ — Rate Regulation.”

          Reorganization to Transfer Goodwill

          When Bitel and UGB purchased a majority of the Common Shares in connection with the Privatization, they paid a premium over the book value of the Common Shares, which was accounted for at the Bitel level. The value of the Goodwill, net of amortization through April 2000, was R$602.3 million. In the first quarter of the year 2000, we and Bitel initiated a corporate reorganization to transfer the Goodwill to certain of the Subsidiaries so that the amortization of the Goodwill could be available as a deduction against income for purposes of calculating income taxes and social contribution tax on profits owed by the Subsidiaries. As of December 31, 2002, the remaining value of the deferred tax benefit related to the unamortized portion of the Goodwill was R$140.6 million.

          In the first step of the corporate restructuring, the premium was transferred to us through a process involving the formation by Bitel of a new subsidiary to which it transferred the Goodwill and the merger of such new subsidiary into us. This process was completed on April 28, 2000.

          In the second step of the corporate restructuring, completed on June 30, 2000, we transferred to each of the Subsidiaries that Subsidiary’s respective share of the Goodwill, as well as the related provision and reserve, the value of each Subsidiary’s share thereof being determined by independent appraisal. The purpose of this second step was to take maximum tax advantage of the deductibility of the amortization of the Goodwill.

          Under Brazilian law, the tax benefit generated by the amortization of the Goodwill may revert to the benefit of our controlling shareholder. The Holding Company may therefore capitalize the tax benefit and issue new shares to its controlling shareholder, Bitel, provided that the remaining shareholders have the right to maintain their proportional participation in the Holding Company by acquiring from Bitel such newly issued shares at their cost of issuance. Accordingly, in return for the transfer of the Goodwill, the terms of the reorganization anticipated the annual issuance to Bitel of a number of shares in the Holding Company equal in value to the tax benefit realized from the amortization of the Goodwill, calculated on the basis of the prevailing market price for such shares. In connection with each such issuance of shares, minority shareholders in the Holding Company have a preemptive right to subscribe for such shares in a proportion equal to their percentage interest in the capital stock of the Holding Company. Such right is exercisable at a price equal to that used to calculate the number of shares to be issued to Bitel. In the event that any minority shareholder elects to exercise such right, it will be required to pay to Bitel an amount equal to the value of the shares with respect to which the right is exercised. For fiscal years 2000, 2001 and 2002, the tax benefit realized by us as a result of amortization of the Goodwill amounted to R$10.9 million, R$23.2 million and R$25.2 million, respectively. As a consequence, on June 22, 2001, a total of 3.3 billion Common Shares were issued to Bitel in connection with the tax benefit realized by us for fiscal year 2000. Approximately 69% of such Common Shares were purchased from Bitel by minority shareholders. On June 14, 2002, 3.0 billion Common Shares and 4.9 billion Preferred Shares were issued to Bitel in connection with the tax benefit realized by us for fiscal year 2001. Approximately 2% of such Common Shares and 3% of such Preferred Shares have been purchased from Bitel by minority shareholders. On May 15, 2003, 2.9 billion Common Shares and 4.8 billion Preferred Shares were issued to Bitel in connection with the tax benefit realized by us for fiscal year 2002. Approximately 36.6% of such Common Shares and 36.7% of such Preferred Shares have been purchased from Bitel by minority shareholders. For more detailed information about the corporate restructuring and the tax benefit arising therefrom, see Note 1(b) to the Consolidated Financial Statements.

          In addition to the capital increase that resulted from the capitalization of the tax benefit, we also increased our capital by R$66.2 million on June 22, 2001 and by R$78.8 million on June 14, 2002, without the issuance of new shares, by capitalizing a portion of its income reserves. As a consequence of these capital increases, our total capital increased to R$288.4 million, represented by 130.8 billion Common Shares and 215.0 billion Preferred Shares.

          TIM Brasil Recent Developments

          According to the rules set forth by Anatel for all PCS authorization auctions, the controlling shareholders of Band A and Band B cellular service providers were not allowed to hold more than one license, either in the form of an authorization or a concession, in a single PCS Region. Accordingly, a company controlling a Band A or Band B cellular service provider that acquires control of a PCS authorization resulting in a geographical overlap of its licenses has two alternatives:

•	it can sell its controlling shares in the Band A or Band B cellular service providers within six months of purchasing the PCS authorization; or

•	it can waive the right to operate under the PCS authorization in the areas where overlaps exist.

          As a result, some companies controlled by TIM waived their rights to provide PCS services in certain areas. In 2001, Portale Rio Norte and TIM Centro Sul waived their rights to operate under PCS authorizations in areas currently served by Maxitel, Tele Celular Sul and us, because of geographical overlaps in the PCS authorizations awarded to Portale Rio Norte and TIM Centro Sul and the concessions held at that time by Maxitel, Tele Nordeste Celular and us.

          On December 31, 2002, TIM Centro Sul and Portale Rio Norte merged into Portale São Paulo S.A. On January 22, 2003, Portale São Paulo S.A. changed its name to TIM Celular S.A. and presently is headquartered in the city of São Paulo.

Organizational Structure

          Bitel is a subsidiary of TIM Brasil S.A. TIM Brasil S.A. is a consolidated Brazilian subsidiary of the TIM group, which provides mobile telecommunications services to more than 39.1 million customers worldwide. TIM’s parent company is Telecom Italia S.p.A. (“Telecom Italia”), one of the world’s largest fixed-line telecommunications operators, with approximately 27.1 million installed fixed lines (including ISDN equivalent lines). Telecom Italia’s business activities also include the leasing of its lines and the provision of data communications services, information technology software and information technology services. The Telecom Italia group’s subsidiaries and its portfolio of investments include fixed-line and mobile telecommunications companies that operate mainly in Latin America and certain European countries. In May 2003, the shareholders of Telecom Italia and Olivetti S.p.A. (“Olivetti”) approved the merger of Telecom Italia into Olivetti. Upon the completion of this merger, Olivetti will change its name to “Telecom Italia S.p.A.”

          TIM began operating in Brazil in 1998 and is today one of the leading wireless operators in the country, reaching more than 5.3 million customers nationwide. TIM considers its operations in Brazil to be of primary importance, both as a standalone business and as a fundamental part of its Pan-South American GSM strategy. In the 2001 auctions held by Anatel for Bands D and E, TIM was the only company to be awarded licenses in each of the three Brazilian regions, resultantly becoming the sole operator to offer services on a nationwide level under the same brand. In 2002, TIM formed TIM Brasil S.A., the holding company of TIM’s operating companies in the country. These operating companies include Tele Celular Sul, a Band A operating company using TDMA technology to service the states of Paraná, Santa Catarina and the city of Pelotas in Rio Grande do Sul; TIM Maxitel, a Band B operating company using TDMA technology to service the states of Bahia, Minas Gerais and Sergipe; TIM Celular – PCS, a Band D operating company using GSM technology to service the states of São Paulo, Goiás, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul (except Pelotas) and in the Federal District and a Band E operating company using GSM technology to service the states of Acre, Amapá, Amazonas, Pará, Rondônia, Roraima. Tocantins and Rio de Janeiro; and us.

The Region

          The Region covers an area of approximately 635,486 square kilometers, representing approximately 7.4% of Brazil’s area. The Region has 55 metropolitan areas with populations in excess of 100,000, including the cities of Recife and Fortaleza, Brazil’s fifth and seventh largest cities, respectively. Set forth below is a map showing the location of the Region within Brazil.

          The following table sets forth population, Gross Domestic Product (“GDP”) and per capita income statistics for each State in the Region at the dates and for the years indicated. The name of the Subsidiary that provides services in each State is set forth in parentheses next to the name of the respective State.

	Population	% of Brazil's	% of Brazil's	Per capita
State	(millions) (1)	population (1)	GDP (2)	income in US$ (2)

Pernambuco (Telpe Celular)	7.9	4.7	2.64	1,437
Ceará (Teleceará Celular)	7.4	4.3	1.89	1,187
Paraíba (Telpa Celular)	3.4	2.0	0.84	964
Rio Grande do Norte (Telern Celular)	2.9	1.7	0.84	1,575
Alagoas (Telasa Celular)	2.8	1.6	0.84	1,482
Piauí (Telepisa Celular)	2.8	1.7	0.48	792

Region	27.2	16.1	7.34	1,239

(1)	Information from the Instituto Brasileiro de Geografia e Estatística (“IBGE”) based upon Censo Demográfico 2000.
(2)	Information from Almanaque Abril 2001.

     Our business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy, and the economy of the Region in particular. See “Item 3. Key Information — Risk Factors.”

The Holding Company and the Subsidiaries

          The following table sets forth the Holding Company’s shareholding in each Subsidiary as of December 31, 2000, 2001 and 2002:

	Holding Company ownership

	As of December 31, 2000		As of December 31, 2001		As of December 31, 2002

	% of share	% of voting	% of share	% of voting	% of share	% of voting
Subsidiary	capital	stock	capital	stock	capital	stock

Telpe Celular	77.2	95.0	77.7	94.9	78.7	95.2
Teleceará Celular	79.3	85.2	79.5	85.6	80.0	86.0
Telasa Celular	77.6	97.3	78.0	97.2	78.8	97.3
Telpa Celular	71.4	95.0	71.8	94.9	71.9	94.9
Telern Celular	75.4	92.5	75.4	92.6	76.2	92.9
Telepisa Celular	78.4	97.8	78.8	97.5	79.4	97.6

          The following table sets forth the contribution made by each Subsidiary to our net operating revenues and net income for the years ended December 31, 2000, 2001 and 2002.

	2000		2001		2002

	% of net		% of net		% of net
	operating	% of net	operating	% of net	operating	% of net
Subsidiary	revenues	income	revenues	income	revenues	income

Telpe Celular	38	28	37	32	35	18
Teleceará Celular	23	49	25	40	24	43
Telasa Celular	13	15	12	12	12	12
Telpa Celular	11	7	11	0	11	9
Telern Celular	11	(3)	11	9	12	11
Telepisa Celular	6	4	6	8	6	7

          Our total revenue by category of activity for each of the last three fiscal years are as set forth below:

Category of Activity	2000	2001	2002

		(thousands of reais)
Cellular telephone services	964,184	1,006,577	1,129,642
Sales of handsets and accessories	116,554	47,976	68,834

Total	1,080,738	1,054,553	1,198,476

          As of December 31, 2002, substantially all of the Holding Company’s assets consisted of shares in the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     Internet Company

          On June 13, 2000, we incorporated timnet.com S.A. (“timnet.com”), an Internet services company. timnet.com had an initial capitalization of approximately R$18 million in common shares, held 50% by us and 50% by Tele Celular Sul. As of December 31, 2001, with new capital contributions by Maxitel S.A., we held a 33.3% interest in timnet.com. On December 31, 2002, with new capital contributions by Portale São Paulo S.A. and TIM International N.V., the following companies were timnet.com’s shareholders, each holding a 20% interest:

                  •            the Holding Company;

•	Tele Celular Sul;

•	Maxitel;

•	TIM Celular S.A. (formerly known as Portale São Paulo S.A.); and

•	TIM International N.V.

On December 31, 2002, all of timnet.com’s subscribed capital, in the amount of R$78 million, was paid by the above listed shareholders.

          The business purpose of timnet.com is to establish a common platform for the technological and commercial development of value-added services and a Wireless Application Protocol for cellular telephone service providers. timnet.com is a start-up company operating in a developing sector, and the reliability of its technology is yet to be proved. Accordingly, there can be no assurance that timnet.com will become a profitable enterprise.

Network and Client Data

          The following table sets forth information on our client base, coverage and related matters at the dates and for the years indicated. Unless otherwise indicated, all amounts are our estimates.

	At December 31,

	2000		2001		2002

Active cellular lines		1,511,000		1,757,660		1,925,843
Growth in active cellular lines during year		27.2%		16.3%		9.6%
Estimated population of Region (millions) (1)		27.1		27.2		27.2
Percentage of population covered (2)		74.5%		75%		75%
Penetration (3)		5.7%		6.5%		6.9%
Percentage of area of Region covered		29.0%		29%		29%
Average monthly incoming minutes of use per client during year		108		84		62
Average monthly outgoing minutes of use per client during year		53		48		51
Average monthly revenues per client during year (4)	R$	46.5	R$	41.2	R$	42.1

(1)	IBGE estimates from Censo Demográfico 2000.
(2)	Percentage of population of the Region that can access our cellular telephone signal.
(3)	Number of active cellular lines in service divided by the population of the Region.
(4)	In nominal reais, net of taxes.

Services

          We are the leading supplier of cellular telecommunications in the Region and supplies both analog and digital service. Our digital cellular telecommunications service is based on the TDMA standard and was launched in Recife in November 1998 and in the Region’s other larger cities soon thereafter. We plan to offer GSM technology during the second half of 2003.

          We also offer ancillary services, including voicemail, call forwarding, call waiting, caller identification, “Short Message” services (“SMS”), “timnet mail,” “timnet agenda” and “timnet news.” In December 1998, we started selling digital cellular telephones in connection with its cellular telecommunications services, both directly and through its dealer network.

          Through agreements with other cellular service providers, we offer automatic roaming services throughout Brazil that allow clients to make and receive calls while out of the Region. We offer international roaming in Argentina, Uruguay and Paraguay through agreements with local cellular service providers. We also offer international roaming in Europe through an agreement with Tele Celular Sul, allowing us to take advantage of Tele Celular Sul’s agreements with European local cellular service providers. We provide a reciprocal roaming service to clients of other cellular service providers while they are in the Region. See “—Operating Agreements—Roaming Agreements.” In May 1999, we launched a prepaid system within the Region, and in February 2000, we offered automatic roaming services, for incoming calls only, throughout Brazil. We continuously adjust our tariff plans to attract and retain clients. We also provide fixed-line and cellular service providers with interconnection services, completing calls to our clients that originate with other service providers. See “—Operating Agreements—Interconnection Agreements.”

          timnet.com offers a range of Internet-related services, including Internet access and related services, website hosting and design, information and data processing services, and informational and technical consulting. Under its by-laws, timnet.com also has the ability to enter into contracts, consortia and joint ventures and otherwise to make investments and hold interests in other entities.

          In 2001, we launched new pre- and post-paid plans and services. We introduced new tariff plans (“Day,” “Night” and “Any Time”) to prepaid clients and offered our prepaid clients the ability to increase the amount credited to their cellular telephone accounts through online transfers from their accounts at local banks. We also have expanded the range of postpaid plans. Among the new services we offered in 2001 are “Blah!!!” (an interactive “chat” capability using the digital display of a cellular handset), “Icons” (a caller recognition feature that causes a symbol to be displayed when a call from a particular telephone line is received) and “Ring Tones” (a facility for downloading software that enables the customer to customize the ring of a cellular handset).

          In 2001, we also launched our Intelligent Network services, which allow our clients to monitor usage and control costs by routing communications entirely through our network. In connection with the launch of our Intelligent Network services, we introduced tariff plans to corporate customers that would allow them to take advantage of reduced interconnection charges for communications engaged in exclusively on our network. We also offered corporate customers plans in which they could purchase minutes in large blocks at discounted rates and allocate such minutes among two or more telephone numbers.

          In 2002, we launched more new services. We introduced “Group Calls” which enables customers to choose five cellular numbers, one of which may be a fixed-line number, to which they may make reduced rate calls. We further introduced a “Minutes Available” service, which allows subscribers to verify both the number of minutes remaining on their plans and any outstanding billed amounts by sending a text message to a specific number. We launched “Business E-Message,” which allows customers to send text messages to pre-established groups, and “TIM Shop” the first Internet site in the Region for the sale of cellular handsets. We also revamped our TIM Formula Plans to realign rates charged to match customer demand, including a “Zero Rate” corporate plan which exempts calls made within a corporate client’s group from certain rate charges in exchange for a payment of a flat surcharge.

Sales and Marketing

          Following our privatization and the introduction of competition, we implemented a number of significant sales and marketing initiatives, including the introduction of a number of prepaid service plans. See “—Sources of Revenue—Usage Charges.” In March 1999, we began marketing our cellular telecommunications service under the brand “TIM.” The TIM brand also is used by Tele Celular Sul, which provides cellular telecommunications service in southern Brazil and is controlled by Bitel, the Holding Company’s controlling shareholder. See “Item 7. Major Shareholders and Related-Party Transactions.”

          We divide our market into three main categories: large business customers (businesses with four or more cellular lines), medium business customers (businesses with fewer than four cellular lines), and individual customers. These categories are divided further according to level of usage, distinguishing, for example, high-volume users from other categories of usage. We take these categories into account when developing service plans, sales strategies, customer service strategies and new products, as well as for billing and collection purposes. We also use market research reports and focus group studies to analyze our customer base.

          We market our services through a network of stores that includes general retail stores that sell our cellular telecommunications services and related goods on a non-exclusive basis and dedicated outlets that sell our services and goods exclusively. As of December 31, 2002, our services were marketed through 443 stores, of which 10 were operated by us and 433 were operated by independent dealers. As of March 31, 2003 we market our services through 510 stores, of which 10 are operated by us and 500 by independent dealers. This network enables us to market our services and provide after-sale service throughout the Region. We also market our cellular telecommunications service directly to certain large corporate customers.

          Our agreements with our dealers provide for the payment of commissions that vary depending on whether the dealer operates a dedicated outlet or a general retail store. In 2002, because of increasing competition in the Region, we renegotiated our agreements with dealers operating dedicated outlets to allow them to sell more than one brand. We provide dealers with advertising and marketing materials and make contributions to their advertising costs on a case-by-case basis. Our dealers also receive product and customer service training.

          We also engage in seasonal and other marketing promotions of our services to maintain our market share and protect our margins. In September 2002, we reformulated our rate plans in an attempt to make them easier to understand and more attractive to clients.

          Anatel requires that cellular telecommunications services be provided to all individual applicants, regardless of income level, in the order in which applications are received. We, however, may recommend suitable service plans, including our prepaid card plan, to applicants for cellular service. We conduct credit checks to assist in managing the risk of payment defaults. Service may be interrupted if a customer fails to make timely payments. See “—Billing and Collection.”

Sources of Revenue

          In 2002, our revenues consisted of usage charges, which included measured service charges for outgoing calls, prepaid service charges and roaming charges; monthly subscription charges; interconnection charges to other cellular and fixed-line service providers for use of our network; other revenues, including revenues from site sharing and charges for call forwarding, call waiting and call blocking; since December 1998, proceeds from the sale of cellular telephones and accessories; and revenues from Internet related services, including SMS, “timnet mail,” “timnet agenda” and “timnet news.” We stopped charging activation fees in December 1998 and have not resumed charging such fees.

          Our rates during 2002 were generally subject to regulation by Anatel. After the applicable transition period, we will be allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI. See “—Regulation of the Brazilian Telecommunications Industry.”

     Usage Charges

          Charges for cellular calls are calculated based on the client’s service plan, the location of each party to the call and the duration of the call. Unlike in North America, cellular telecommunications service in Brazil is offered on a “calling party pays” basis, under which the client generally pays only for outgoing calls. Clients are required to pay certain fees when they receive calls while outside of their home registration areas. There are 29 registration areas in the Region.

          The following charges applied under most service plans. The category of charges containing the lowest base rates per minute (“VC1”) applied to calls made by a client in a home registration area to persons in the same registration area. Charges for calls to persons outside a home registration area but within the Region were assessed at higher rates in a different category (“VC2”). Calls to persons outside the Region were billed at the highest rates contained in a third category (“VC3”). Each category of charges contained one rate for calls to fixed-line telephones and another, generally higher, rate for calls to cellular telephones. When clients made or received a call while outside their home registration area, a per-call surcharge known as “AD” was applicable. When clients receive a call while outside their home registration area, clients also pay one per-minute rate (“DSL1”) if the client is located within the Region and a higher rate (“DSL2”) if the client was located outside the Region. Measured service charges were discounted for calls made between 9:00 p.m. and 7:00 a.m. on weekdays (other than national holidays), after 2:00 p.m. on Saturdays, or at any time on Sundays and national holidays (“off-peak calls”). Discounts for off-peak calls ranged from 0% to 66% for postpaid plans and from 0% to 81% for prepaid plans, depending on the plan.

          The basic service plan was our principal service plan and was used by a large majority of its clients (other than those who purchase services on a prepaid basis). The following table sets forth the rates for the basic service plan at December 31, 2000, 2001 and 2002 in nominal reais:

	At December 31,

Charges(4)	2000	2001	2002

	(nominal reais)
Monthly subscription fee	16.81	18.39	19.39
Timed charges (per minute) (1)
VC1 (MF(2))	0.40	0.44	0.46
VC1 (MM(3))	0.53	0.58	0.63
VC2 (MF(2))	0.70	0.44	0.46
VC2 (MM(3))	0.70	0.58	0.63
VC3	0.84	0.82	1.18
DSL1	0.40	0.29	0.40
DSL2	0.46	0.40	0.63
AD (per call)	0.42	0.52	0.50

(1)	All rates are peak rates. A discount of 30% applies to off-peak calls made under the basic service plan.
(2)	“MF” denotes the rate charged for calls to fixed-line telephones.
(3)	“MM” denotes the rate charged for calls to cellular telephones.
(4)	The terms of our service plans presented in the table are in effect in the Brazilian States of Alagoas, Paraiba, Rio Grande do Norte, Ceara and Piaui. The terms of our service plans in the state of Pernambuco are different from those in the table due to differences in ICMS tax rates. The ICMS tax rate in each state in the Region is 25% for domestic telecommunications services, except in the state of Pernambuco, where a 28% rate went into effect as of January 1, 2002. See “—Taxes on Telecommunications Goods and Services.”

          We offered a number of different plans, as set forth in the table below. The monthly subscription fee for each of these plans included a number of prepaid VC1 call minutes.

          In May 1999, we launched our “Timmy Digital” prepaid services plans. Under these plans, clients may obtain prepaid credits by purchasing calling cards or by electronically refilling their accounts through bank transfers. Since February 2000, clients using prepaid services have been able to receive calls when outside of the Region, within Brazil. After their call credits are exhausted, such clients may continue to receive calls from within the Region but must purchase additional credits to make further outgoing calls. Activation and monthly subscription charges are not applicable to, and no credit risk or billing cost is associated with, prepaid services. On March 31, 2003, clients using prepaid services made up 65% of the customer base. Management expects that the proportion of clients using prepaid services will continue to increase.

          The following table sets forth certain terms of our service plans, in nominal reais, as of December 31, 2002: (1) (2)

								Charge
		VC1	VC1	VC2	VC2	VC3	VC4	for 600
	Monthly	(MF(3))	(MM(4))	(MF(3))	(MM(4))	(MF(3))	(MM(4))	Additional
	Charge	Rate	Rate	Rate	Rate	Rate	Rate	Minutes

10 minute plan	18.39	0.73	0.83	0.73	0.83	1.05	1.05
30 minute plan	29.80	0.55	0.55	0.55	0.55	0.66	0.66
60 minute plan	41.19	0.44	0.61	0.44	0.61	0.99	0.99
90 minute plan	48.00	0.41	0.61	0.41	0.61	0.99	0.99
120 minute plan	53.81	0.36	0.61	0.36	0.61	0.95	0.95
240 minute plan	86.69	0.36	0.52	0.36	0.52	0.70	0.70
360 minute plan	118.80	0.36	0.52	0.36	0.52	0.70	0.70
480 minute plan	148.00	0.36	0.52	0.36	0.52	0.70	0.70
600 minute plan	180.00	0.36	0.52	0.36	0.52	0.70	0.70
720 minute plan	201.60	0.36	0.50	0.36	0.50	0.70	0.70
960 minute plan	255.00	0.36	0.50	0.36	0.50	0.70	0.70
1,200 minute plan	299.00	0.30	0.42	0.30	0.42	0.60	0.60
1,200 minute plan (5)	395.00	0.30	0.30	0.30	0.30	0.59	1.05
1,200 minute plan (6)	375.00	0.38	0.38	0.38	0.38	0.52	0.52	188.00
1,800 minute plan (5)	570.00	0.30	0.30	0.30	0.30	0.59	0.66
2,400 minute plan (6)	680.00	0.37	0.37	0.37	0.37	0.52	0.52
2,400 minute plan (5)	725.00	0.30	0.30	0.30	0.30	0.59	0.99	170.00
3,000 minute plan (5)	890.00	0.30	0.30	0.30	0.30	0.59	0.99
4,800 minute plan (6)	1,310.00	0.36	0.36	0.36	0.36	0.52	0.52	164.00
6,000 minute plan (5)	1,730.00	0.30	0.30	0.30	0.30	0.59	0.95
9,600 minute plan (6)	2,510.00	0.34	0.34	0.34	0.34	0.52	0.52	157.00
Prepaid – Day plan	N/A	0.75	0.75	0.75	0.75	0.75	0.75
Prepaid – Night plan	N/A	0.99	0.99	0.99	0.99	0.99	0.99
Prepaid – Anytime	N/A	0.72	0.72	0.72	0.72	0.72	0.72
Prepaid – Blue rate	N/A	0.81	0.81	0.81	0.81	1.31	1.31
Prepaid – Green rate	N/A	1.31	1.31	1.31	1.31	1.62	1.62
Prepaid – Corporate
plan	N/A	0.59	0.59	0.59	0.59	0.59	0.59

(1)	The terms of our service plans presented in the table are in effect in the Brazilian States of Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí. The terms of our service plans in the State of Pernambuco differ from those in the table solely because of differences in the ICMS tax rate. The ICMS tax rate in each state in the Region is 25% for domestic telecommunications services, except in the state of Pernambuco, where a 28% rate went into effect as of January 1, 2002. See “—Taxes on Telecommunications Goods and Services.”
(2)	All rates are peak rates. Discounts, ranging from 0% to 66% for postpaid plans and from 0% to 81% for prepaid plans, apply to off-peak calls, depending on the plan.
(3)	“MF” denotes the rate charged for calls to fixed-line telephones.
(4)	“MM” denotes the rate charged for calls to cellular telephones.
(5)	Corporate plan for five or more lines. Additional monthly charges are charged on a pro-rated basis for each line subsequently added.
(6)	Corporate plan for three or more lines. Monthly charges are increased by R$10.00 for each line subsequently added.

          In July 2000, Anatel authorized an average price increase of up to 8.2%, effective December 11, 2000, after which we implemented an average price increase of 7%. In January 2002, Anatel authorized an average price increase of up to 10.4%, effective February 1, 2002, after which in November 2002, we increased prices by 4.38% in Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí, and by 7.38% in Pernambuco. In February 2003, Anatel authorized an additional increase of 21.9%, after which in March 2003, we increased prices by 10.0% in Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí, and by 9.6% in Pernambuco. Since our price increases were below those authorized by Anatel, our prices remain below the price ceilings set by Anatel under the SMC regulations. See “—Regulation of the Brazilian Telecommunications Industry.”

          The rate structure currently applicable to Brazilian cellular telecommunications companies will be changed with the introduction of the CSP Program, expected to occur in the second half of 2003. The CSP Program will allow customers to select long-distance carriers on a per call basis. In addition, home registration areas will be larger geographically and fewer in number. Under this new rate allocation structure, a customer will be charged directly by us only for calls completed within that customer’s home registration area. Long-distance calls, however, will be charged to a customer by the chosen long-distance carrier. This long-distance carrier, in turn, will pay us a new VU-M fee for any use of its network for such a long-distance call.

     Roaming Fees

          We receive revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within the Region by a client of another cellular service provider, that service provider pays us for the call at the applicable rate. Conversely, when one of our clients makes a cellular call outside the Region, we must pay the charges associated with that call to the cellular service provider in whose region the call originates. See “—Operating Agreements—Roaming Agreements.”

     Interconnection

          We earn revenues from any call to a client that originates from another service provider (cellular or fixed-line). We charge the service provider from whose network the call originates an interconnection charge for every minute our network is used in connection with the call. See “—Operating Agreements—Interconnection Agreements.” The interconnection fee we charged to the other service providers from January 1998 through November 1999 was R$0.19 per minute, net of taxes. The per-minute interconnection fee, net of taxes, was increased to R$0.2607 in December 2000, R$0.2963 in February 2002 and to R$0.3614 in February 2003, in each case following Anatel approval.

     Cellular Telephone Sales

          We started selling digital cellular telephones in December 1998, both directly and through its dealer network. The telephones are often sold at or below cost as part of one of our packages that include cellular telecommunications services. Management believes that, while sales of cellular telephones may be, from time to time, a significant source of revenue, they are unlikely to become a significant source of income. At present, supplies of cellular handsets sufficient to satisfy demand in the Region are available in the market, making it unnecessary for us to engage in significant levels of handset sales. Additionally, no meaningful demand for us to supply handsets has developed, although our move to offer GSM technology by the second half of 2003 may result in increased demand. See “—Network.”

     Internet Related Services

          We began to provide Internet related services in the second half of 2000, some of them at no cost to our clients. As a result, we had almost no revenues from Internet-related services in 2000. In 2001 and 2002, demand for such services did not develop significantly.

Taxes on Telecommunications Goods and Services

          The costs of telecommunications goods and services to clients are subject to a variety of taxes, currently including ICMS, ISS, COFINS, PIS, FUST Tax, FUNTTEL Tax and FISTEL Tax, which are described below.

•	ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), which the Brazilian States impose at varying rates on certain revenues from the sale of goods and services, including certain telecommunications services. The ICMS tax rate in each state in the Region is 25% for domestic telecommunications services, except in the State of Pernambuco, where a 28% rate went into effect as of January 1, 2002. The ICMS tax rate imposed on the sale of cellular telephones averages 17% throughout the Region. In June 1998, the governments of individual Brazilian States approved an agreement to interpret existing Brazilian tax law to apply ICMS, effective July 1, 1998, to certain services to which ICMS had not previously been applied, including cellular activation fees. See “Item 8. Financial Information—Legal Proceedings—Litigation Related to the Application of ICMS.”

•	ISS. The Imposto Sobre Serviços (“ISS”) is a tax on revenues from certain services, which municipalities impose at varying rates. In cities in the Region with a population greater than 400,000, the ISS rate is around 5%. As provided by Constitutional Amendment No. 20, dated June 12, 2002, municipalities must charge a minimum rate of 2% and must not grant any direct or indirect tax benefits that may result in an effective rate below 2%.

•	COFINS. The Contribuição Social para o Financiamento da Seguridade Social (“COFINS”) is a social contribution tax on gross revenues (both operating and financial). On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% but permitted taxpayers to offset up to one-third of the amount of COFINS paid against the amount owed as Contribuição Sobre Lucro Líquido (“CSL”), a social contribution tax assessed on net income. The ability to offset COFINS against CSL was subsequently revoked for periods after January 1, 2000. In each State in the Region, the Subsidiaries historically have passed charges for COFINS along to their customers. In 2002, the Federal Government filed a lawsuit against Teleceará Celular and Telpe Celular to prevent this billing practice and to force Teleceará Celular and Telpe Celular to pay to each customer an amount equal to double the amount charged to such customer for COFINS. Although the lawsuit was filed only in the States of Ceará and Pernambuco, if Teleceará Celular or Telpe Celular lose the lawsuit, we may decide to discontinue our practice of passing charges for COFINS through to our customers in all the States in the Region, which would increase our costs. See “Item 8. Financial Information—Legal Proceedings—Litigation Related to the Application of PIS and COFINS.”

•	PIS. The Programa de Integração Social (“PIS”) is another social contribution tax, imposed prior to December 2002 at a rate of 0.65% on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. Beginning in December 2002, PIS has been levied at a rate of 1.65% on gross revenues from sales of handsets, according to law 10,637/02. In each state in the Region, the Subsidiaries historically have passed charges for PIS along to their customers. In the same lawsuit filed against Teleceará Celular and Telpe Celular to prevent them from charging customers for COFINS through to their customers, the Federal Government also has demanded that Teleceará Celular and Telpe Celular stop passing charges for PIS. In this lawsuit, the Federal Government has requested that Teleceará Celular and Telpe Celular pay to each customer an amount equal to double the amount charged to such customer for PIS. Although the lawsuit was filed only in the States of Ceará and Pernambuco, if Teleceará Celular or Telpe Celular lose the lawsuit, we may decide to discontinue our practice of passing charges for PIS through to its customers in all the States in the Region, which would increase our costs. See “Item 8. Financial Information—Legal Proceedings—Litigation Related to the Application of PIS and COFINS.”

•	FUST. On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações (“FUST”), a fund that is supported by a social contribution tax applicable to all telecommunications services (“FUST Tax”). The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel throughout the Region (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges. The FUST Tax is imposed at a rate of 1% on gross operating revenues, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST upon meeting the universal service targets required by Anatel.

•	FUNTTEL. On November 28, 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (the “FUNTTEL”), a fund that is supported by a social contribution tax applicable to all telecommunications services (the “FUNTTEL Tax”). The FUNTTEL is a fund managed by BNDES and FINEP, a government research and development agency. The purpose of the FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. The FUNTTEL Tax is imposed at a rate of 0.5% on gross operating revenues, and its cost may not be passed on to clients.

•	FISTEL. The Fundo de Fiscalização das Telecomunicações (the “FISTEL”), a fund supported by a tax applicable to telecommunications services (the “FISTEL Tax”), was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. The FISTEL Tax consists of two types of fees: an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates and an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of installation inspection fees that would have been paid with respect to existing equipment.

Seasonality

          We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. A number of factors contribute to this trend, including the increased use of retail distribution (in which sales volume increases significantly during the year-end holiday shopping season), the timing of new product and service announcements and introductions, aggressive marketing and promotions and greater tourism volume in the fourth quarter of each year.

Network

          At December 31, 2002, our cellular telecommunications network consisted of 926 radio base stations, 77 signal amplifiers and approximately 51,542 voice channels and covered approximately 75% of the Region’s population. We expanded the network during 2002, increasing the number of radio base stations, signal amplifiers and channels by 3.5%, 14.9% and 1.9%, respectively. We continue to increase network capacity and coverage in response to projected consumer demand. The network is connected primarily by a fiber-optic transmission system leased from TNE and Embratel. Ericsson is our principal supplier of cellular telecommunications equipment.

          Digitalization represents one of our key strategic initiatives. At March 31, 2003, approximately 77% of our network was digital and 97% of its clients used digital handsets. Our management believes that digitalization offers certain advantages, including greater network capacity, reduced operating costs and additional revenues through the sale of value-added services. Digital cellular telecommunications service also offers clients greater security.

          In December 2002, the Subsidiaries converted their respective concessions to operate under the Serviço Móvel Celular (“SMC”) rules into authorizations to operate under the Serviço Móvel Pessoal (“PCS”) rules. Under the PCS regulations, we are allowed to use GSM technology. We recently converted our operations to PCS and is in the process of making the necessary investments for a GSM technology overlay. We will pay a fee of R$26.0 million to Anatel for the use of an additional band of radio spectrum.

          Under the concessions, we were obligated to meet certain quality of service and annual network coverage obligations. All the Subsidiaries were in compliance with their quality of service obligations and reached all their network coverage obligations under the concessions through 2002. In addition, prior to our conversion from SMC concessions to PCS authorizations, we also had quality of service under a Protocol for Mobile Cellular Service Providers, jointly adopted by Anatel and Brazilian cellular service providers. All the Subsidiaries were in compliance with their quality of service obligations under the Protocol through 2002. The Protocol is not applicable to the Subsidiaries after the migration to the PCS regulations. See “—Regulation of the Brazilian Telecommunications Industry.”

Dependence on Patents, Licenses or Contracts

          Other than the authorizations of each Subsidiary, neither our business nor our profitability is materially dependent on patents, licenses or contracts.

Billing and Collection

          Towards the end of 1999, we completed the implementation of a new billing system from SEMA Group PLC (“SEMA”). This billing system has four main functions: client registration, client information management, accounts receivable management and billing and collection. The billing system gives us greater flexibility in developing service plans and billing options and enables us to monitor account balances in near real-time. In November 2001, we acquired from SEMA an updated billing system, which will increase flexibility, for example enabling us to offer and bill for new services in a short time-to-market. The system uses a standard UNIX platform and Oracle database, which will enable us to reduce our operational and maintenance costs. In August 2002, we installed a “Promotion Manager System,” a new module from SEMA, for our prepaid billing system. This new module gives us greater flexibility in developing promotions, reducing implementation time, and enables us to give bonuses to prepaid subscribers within a shorter period of time. The new module uses a standard UNIX platform and Oracle database.

          Pursuant to Anatel’s regulations, we provide our clients with their bills at least five days before the due date. We have implemented several initiatives in order to improve collection procedures, including a text message billing service. If a client’s payment is more than 15 days past due, either outgoing service or both outgoing and incoming services can be suspended until full payment for all outstanding charges is received. If a client’s payment is more than 90 days past due, service can be discontinued.

          We and other telephone service providers operating in Brazil periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis. See “ — Sources of Revenue — Interconnection” and “ — Sources of Revenue — Roaming Fees.” Currently, the reconciliation process is largely managed by Embratel Clearing House. For international and domestic long-distance calls made by our clients, we forward the amount collected for such calls to Embratel and charge Embratel a per-minute fee for the use of its cellular telecommunications network.

Customer Sales and Services

          We operate call centers that enable contract and prepaid clients to obtain customer service 24 hours a day, seven days a week. On December 31, 2002, 457 of our 1,231 employees, contractors and interns were customer service representatives. We have 63 customer service centers that provide customer service and handle complaints that cannot be addressed over the telephone. These centers also sell cellular telephones, accessories and services offered by us. Since the implementation of a new billing system in 1999, our call and service centers have used the Clarify system, which holds a greater amount of client information and facilitates the work of the our customer service representatives. Customer services, such as copies of invoices, can be obtained through our website, which also allows customers to access other services and contains information regarding operations, new services, rate plans and corporate information.

Fraud Detection and Prevention

          “Subscription fraud” and “cloning fraud” are common in parts of Brazil and are experienced by us. Subscription fraud occurs when the perpetrator of the fraud obtains identification documents of another individual, either real or forged, and utilizes them to obtain cellular services without paying for them. Cloning fraud is less common than subscription fraud. Cloning fraud consists of duplicating the cellular signal of a client, enabling the perpetrator of the fraud to make telephone calls using the client’s signal. Such calls are billed to the client, but the receivable is written off when we discover it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable interconnection fee, regardless of whether we ever collect the receivable associated with the call.

          We have implemented fraud-prevention and fraud-detection measures in an effort to detect fraud as quickly as possible and thereby reduce costs associated with fraud. Fraud detection measures include the collection and review of call records to detect abnormal calling patterns. When abnormal patterns are found, the client or user is contacted by our fraud control staff and, if cloning has occurred, the client’s number, cellular telephone or both are changed. If subscription fraud has occurred, both the applicable number and the cellular telephone line are terminated. Fraud prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

          We have a nationwide fraud detection system licensed from Digital Equipment Corporation. This system analyzes various aspects of cellular service usage including simultaneous usage by a single client, call frequency and unusually high usage patterns. The system has been operational within the Region since July 1998.

Competition

          Our main competitors are BSE and Oi. Anatel makes public the number of active lines operated by cellular service providers within the Region. Based on this information and market research, we can calculate our market share. At December 31, 2002, BSE and Oi had 965,000 and 350,000 clients, respectively, according to information provided by Anatel. Our management estimates that, as of March 31, 2003, our market share was 59%, BSE’s market share was 28%, and Oi’s market share was 13%. Management believes it is likely that a certain number of people are clients of us, BSE and Oi.

     Band B Competition

          The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The Federal Government has granted ten licenses to private companies (each a “Band B Service Provider”) to provide cellular telecommunications services within particular regions of Brazil on a frequency range referred to as “Band B” The frequency range used by the cellular service providers that were spun off from the Telebrás System, including us (each a “Band A Service Provider”), is referred to as “Band A.” Each Band B license covers a geographic region that generally corresponds to a Cellular Region. See “—Regulation of the Brazilian Telecommunications Industry—Licenses.”

          A license to provide cellular telecommunications services in the Region on Band B has been granted to BSE S.A. (“BSE”), whose shareholders included Verbier Representações e Participações Ltda., Bombshell Comércio e Participações Ltda., OESP Participações Ltda., Splice do Brasil Telecomunicações e Eletrônica Ltda. and BellSouth Latin American Investments Ltda. BSE paid R$555.6 million for the license and began providing cellular telecommunications service based on the TDMA digital standard in the Region’s larger cities in June 1998. BSE operates by using its own network and therefore does not need to pay to use Embratel’s lines for interregional calls. Because we and BSE use the same digital technology, a cellular telephone from one company will function in both systems, which facilitates churn in the form of client migration from one company to the other. In March 2003, it was publicized that BSE was sold to América Móvil. We anticipate that América Móvil will raise the level of competition in the Region by investing heavily in BSE.

     Band C Competition

          There were no participants in the auctions for the Band C PCS authorizations held on February 1, 2001 and on August 16, 2001. On May 2, 2002, Anatel commenced a new auction process for Band C radio frequencies. This new auction process was open only to cellular telecommunications companies and to companies that previously had acquired PCS authorizations.

     Band D Competition

          In 2001, Anatel awarded a license to a subsidiary of TNE to offer GSM cellular telephone services throughout the area in which TNE offers fixed-line telephone services. The new competitor, operates under the name “Oi,” and began offering services in June 2002. Oi is an aggressive competitor but appears to have light coverage of the Region. According to the terms of Oi’s authorization, Oi must achieve certain coverage targets within specified time periods. Within 12 months after receiving its authorization, Oi must offer services in areas covering at least 50% of 50% of all state capitals and municipalities with populations exceeding 500,000 in the region for which Oi is licensed. Within 60 months after receiving its authorization, Oi must offer services in areas covering all municipalities in its region with populations exceeding 100,000. In May 2003, TNE sold Oi to its subsidiary, Telemar.

     Band E Competition

          Vésper S.A., a consortium with members including Bell Canada International, Velocom Incorporated and Qualcomm Incorporated, acquired a Band E license to offer cellular services in the Region.

     Other Competition

          While management does not consider fixed-line service providers to be major competitors, it is possible that increased fixed-line penetration in areas where cellular telecommunications previously had been the only readily available telecommunications service could result in reduced usage of cellular telecommunications services in those areas. In addition, fixed-line service providers may acquire additional bands and begin providing cellular services. There are two fixed-line service providers in the Region: TNE and Vésper S.A. Vésper S.A. paid R$60 million for its concession.

          On April 27, 2000, Anatel issued Resolution No. 221/00, which applies the same rules to trunking as to other cellular telecommunications services. Because trunking service providers are not permitted to offer services to individual clients, such providers will only compete with us in the corporate segment.

          We also compete to a limited extent with certain other wireless telecommunications services, such as Wireless Local Loop (“WLL”), mobile radio, and paging and beeper services, which are widely used in Brazil. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services. WLL is a technology that permits access to fixed-line operators’ switching centers through radio base stations, operating in a frequency similar to those of cellular service providers. Vésper S.A. provides WLL services in the Region.

          The opening to competition of the Brazilian market for cellular telecommunications services has adversely affected our results of operations, and there can be no assurance that the entry or growth of competitors will not have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond our control. Among such factors are the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and us, and the effectiveness of our efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than ours.

     TIM Brasil

          According to rules set forth by Anatel for all PCS authorization auctions, the controlling shareholders of Band A and Band B cellular service providers were not allowed to hold more than one license, either in the form of an authorization or a concession, in a single PCS region. Accordingly, a company controlling a Band A or Band B cellular service provider that acquires control of a PCS authorization resulting in a geographical overlap of its licenses has two alternatives:

•	it can sell its controlling shares in the Band A or Band B cellular service providers within six months of purchasing the PCS authorization; or

•	it can waive the right to operate under the PCS authorization in the areas where overlaps exist.

          As a result, some companies controlled by TIM waived their rights to provide PCS services in certain areas. In 2001, Portale Rio Norte and TIM Centro Sul waived their rights to operate under PCS authorizations in areas currently served by Maxitel, Tele Celular Sul and us because of geographical overlaps in the PCS authorizations awarded to Portale Rio Norte and TIM Centro Sul and the concessions held at that time by Maxitel, Tele Celular Sul and us.

          On December 31, 2002, TIM Centro Sul and Portale Rio Norte merged into Portale São Paulo S.A. On January 22, 2003, Portale São Paulo S.A. changed its name to TIM Celular S.A. and presently is headquartered in the city of São Paulo.

Operating Agreements

     Interconnection Agreements

          We have entered into interconnection agreements with each of TNE’s subsidiaries operating in the Region, Vésper (TNE’s mirror company), BSE, Embratel and Intelig (a consortium of member companies, including National Grid, France Telecom and Sprint). The terms of these interconnection agreements include provisions specifying the number of connection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Anatel only has approved the agreement with BSE and Intelig that was signed while we were operating under the concessions. Our interconnection agreements currently are being discussed with Anatel in light of our migration to PCS. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See also “—Regulation of the Brazilian Telecommunications Industry—Interconnection.”

     Roaming Agreements

          We have entered into agreements for automatic roaming with each of the other Band A and Band B Service Providers. These roaming agreements permit our clients to use their cellular telephones on the networks of other cellular service providers while traveling or “roaming” outside the Region. We are required to provide reciprocal service to clients of those cellular service providers when those clients are within the Region. The agreements require that the cellular service providers to which they refer provide service to roaming clients on the same basis that they provide service to their own clients and to carry out a monthly reconciliation of roaming charges. The agreements have a one-year term and automatically renew for further one-year terms.

          Furthermore, we have entered into international roaming agreements with foreign carriers that permit our clients to use their cellular telephones in Argentina, Uruguay and Paraguay. These agreements also allow clients of these foreign carriers to use their cellular telephones in the Region. We also offer international roaming in Europe through an agreement with Tele Celular Sul, allowing us to take advantage of Tele Celular Sul’s agreements with European local cellular service providers. We, together with other Latin American subsidiaries of Telecom Italia, are negotiating additional international roaming agreements with respect to countries that have the same as well as different technologies. Roaming in countries with different technologies will require a change of handsets before leaving Brazil. Countries that use the same technology as ours include the United States and certain other Latin American countries. Countries with different technologies include those in Europe and Asia. The finalization of these agreements is pending the completion of a contract with an international clearinghouse. BSE began offering international roaming to its clients in April 2000.

          Roaming services require that the technologies used by the service providers be the same. Accordingly, as GSM becomes used more by service providers than TDMA, we may increase our roaming coverage if and when we shift from TDMA technology to GSM.

     Site-Sharing Agreement

          In accordance with trends in the international telecommunications industry and Anatel guidelines, we have entered into an agreement with Telemar to share our sites. Amounts paid by Telemar under a site-sharing agreement could help offset the costs of leasing such sites.

Capital Expenditures

          Our capital expenditure priorities for 2003 include adapting our network to comply with PCS regulations, the purchase of additional frequencies that we will use to offer GSM services. The Holding Company expects to make approximately R$327.0 million in capital expenditures during 2003. See “Item 4. Information on the Company—Network.”

          The following table sets forth the amount of capital expenditures per Subsidiary for the three-year period ending December 31, 2002:

	Year ended December 31,

	2000	2001	2002

Company	(millions of reais )

Telepisa Celular	14.0	7.2	5.5
Teleceará Celular	45.0	25.1	18.7
Telern Celular	28.1	19.8	9.0
Telpa Celular	20.8	12.7	7.0
Telpe Celular	65.7	53.1	26.8
Telasa Celular	24.9	13.6	9.1
Holding Company	3.6	0.5	0.7

Total capital expenditures	202.1	132.0	76.8

          The following table sets forth our capital expenditures per category of investment for each year in the three-year period ended December 31, 2002:

	Year ended December 31,

	2000	2001	2002

	(millions of reais )
Automatic switching equipment	49.8	11.4	7.3
Other equipment	109.9	73.1	30.4
Real estate	0.2	0.6	0.0
Other assets	42.2	46.9	39.1

Total capital expenditures	202.1	132.0	76.8

For a discussion of the methods we used to finance capital expenditures and the recent evolution of capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Research and Development

          In connection with the Breakup, the Subsidiaries were required to enter into three-year contracts which obligated them to contribute an aggregate of R$2.4 million to the Centro de Pesquisa e Desenvolvimento da Telebrás (the “Center”), a research and development center formerly operated by Telebrás, during the period from May 1998 until July 2001.

          Our research and development expenses during 2000, 2001 and 2002 were R$1.0 million, R$0.7 million and R$90 thousand, respectively. Our research and development expenses during 2000 and 2001 consisted of its contribution to the Center. During 2002, although our obligation to make contributions to the Center had expired, we made contributions to the Center to fund research and development of discrete projects. We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

Regulation of the Brazilian Telecommunications Industry

     General

          Our business is subject to comprehensive regulation under the General Telecommunications Law, a comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in November 1998, and various administrative enactments thereunder. Each of the Subsidiaries operated under a concession to provide services under the SMC regulations until December 2002, when the Subsidiaries converted their concessions into authorizations to provide services under the PCS regulations. The PCS regulations set forth certain obligations further described below.

          Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agência Nacional de Telecomunicações (the “Anatel Decree”). Anatel is

administratively independent and financially autonomous. Anatel maintains a close relationship with the Ministry of Communications and is required to report its activities to the Ministry of Communications. It has authority to propose and to issue regulations that are legally binding on telecommunications service providers. Any proposed regulation or action by Anatel is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

     Authorizations and Concessions

          Pursuant to the 1996 Lei Mínima (the “Minimum Law”), Band A and Band B Service Providers were granted concessions under SMC regulations. Each concession is a specific grant of authority to supply cellular telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations appended to each concession. If such a Band A or Band B cellular service provider wishes to offer any telecommunications service other than the cellular telecommunications service authorized by its concession, it may apply to Anatel for a license to offer such other services. Through resolutions enacted in September 2000 and January 2001, Anatel also has granted cellular service providers operating under concessions the right to convert their concessions into authorizations under PCS regulations.

          In 1997, the Subsidiaries were granted concessions. In December 2002, the Subsidiaries converted their respective SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. As a result of the conversion from concessions to authorizations, our Subsidiaries were subsequently allowed to operate under the PCS regulations.

          Authorizations and concessions to provide telecommunications services are granted under either the public regime or the private regime. Only certain fixed-line service providers are currently operating under the public regime. Public regime companies are subject to certain requirements under the General Telecommunications Law and the May 1998 Decree establishing the General Fixed-Line Service Universalization Target Plan.

          Services provided under the private regime are classified as either collective interest or restricted interest. Collective interest private regime services are only subject to requirements imposed by Anatel under the applicable authorizations or concessions and the General Telecommunications Law. Restricted interest private regime services are subject to fewer requirements than public regime or collective interest private regime services. Under the authorizations, the Subsidiaries operate under the collective interest private regime.

          The following table sets forth the expiration date of the initial period of each Subsidiary’s authorizations:

Authorization
Subsidiary	expiration date

Telpe Celular	May 15, 2009
Teleceará Celular	November 28, 2008
Telpa Celular	December 31, 2008
Telern Celular	December 31, 2008
Telasa Celular	December 15, 2008
Telepisa Celular	March 27, 2009

     Obligations of Telecommunications Companies

          The following table sets forth our SMC quality of service obligations under the concessions, applicable to the Subsidiaries on December 31, 2002:

Maximum/
Quality of Service Indicator	Minimum

Average level of system availability(1)	>98%
Network drop rate (2)	<3%
“All circuits busy” rate(3)	<5%
Interconnection drop rate(4)	<3%
Average system availability on first call attempt	>90%
Number of customer complaints per month (per 100 clients)	<5

(1)	Percentage of time system is operational and available for call origination, transport and completion.
(2)	Rate of failed call completion due to signal loss between radio base station and switching centers.
(3)	Rate at which system rejects attempted calls during peak period because no circuits are available.
(4)	Rate at which interconnected calls fail to complete during peak periods.

          In addition to the quality of service requirements under the SMC regulations described above, Anatel and the Brazilian cellular service providers jointly adopted a “Protocol for Mobile Cellular Service Providers” in November 1999 (the “Protocol”). The Protocol established additional quality of service targets and rates, which were required to be achieved by June 2001. The Protocol does not constitute an addition or modification to the list of obligations appended to each concession. Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel is required to examine the performance of the Brazilian telecommunications companies under the Protocol’s standards. All the Subsidiaries were in compliance with their quality of service obligations under the Protocol through 2002. The Protocol is not applicable to the Subsidiaries after the migration to the PCS regulations.

          Our quality of service obligations under our PCS authorizations will differ from those under the previous SMC concessions. See “—PCS Regulation.” While there can be no assurances, management believes that all the Subsidiaries will be able to continue to meet all their quality of service obligations under the authorizations.

          The following table sets forth our SMC coverage obligations under the concessions, applicable to the Subsidiaries on December 31, 2002:

	Minimum Service Coverage

	1998	1999	2000	2001	2002

Services offered in cities with populations of: (1)
Over 200,000 or state capital	100%	—	—	—	—
100,000 to 200,000	—	100%	—	—	—
75,000 to 100,000	—	—	90%	—	—
50,000 to 75,000	—	—	—	80%	—
30,000 to 50,000	—	—	—	—	70%
Maximum average installation waiting time (days) (2)	180	120	30	15	5

(1)	For services to be deemed to be offered in any city, service must be available to at least 30% of the population.
(2)	Between request for service and connection in areas with cellular service.

All the Subsidiaries have reached their network coverage obligations under the concessions through 2002.

     PCS Regulation

          In September 2000, Anatel promulgated regulations regarding PCS wireless telecommunications services that are significantly different from the ones applicable to cellular companies operating under Band A and Band B. The new rules allow companies to provide wireless telecommunications services under PCS authorizations. The PCS authorizations allow new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers.

          According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. The Subsidiaries converted their cellular concessions into PCS authorizations in December 2002, and are now subject to certain obligations under the PCS regulations. See “—Authorizations and Concessions.”

          In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may be provided within the 1800 MHz band, which contains Bands C, D and E. Accordingly, in addition to the conversion of the Band A and Band B service providers to PCS authorizations, up to three new PCS authorizations may be granted in each PCS Region. Anatel held auctions for PCS authorizations during 2001 and 2002.

          Obligations under the PCS regulations and the Subsidiaries’ authorizations differ from the obligations that were applicable to the Subsidiaries while operating under their concessions. For example, the obligations under the PCS regulations and the Subsidiaries’ authorizations include the requirement to comply with additional and more stringent service quality standards and to offer customers the choice of a fixed-line carrier in long-distance calls on a per call basis. The Subsidiaries will be required to comply with the obligations under the PCS regulations and their authorizations by the end of the transitional periods applicable to the particular obligations. Generally, the Subsidiaries will comply with the PCS obligations by September 2003. We believe that we will be able to comply with each of our obligations under the PCS regulations and the authorizations before the end of the relevant transitional period.

          In addition, the PCS regulations will impose a rate structure on the Subsidiaries, which is significantly different from the one applicable to the Subsidiaries while they were operating under their cellular concessions. Under the PCS regulations, we will be generally free to determine the prices charged for its services, subject to certain limitations imposed by Anatel rules and the General Telecommunications Law. We expect to complete the implementation of the changes in the rate structure by July 2003. We believe the new rate structure will not materially impact the results of our operations.

          According to the new PCS regulations, we will be required to adjust our current operating processes and agreements to such new rules, including its interconnection and roaming agreements, as well as the agreements with its customers.

     Interconnection Regulation

          Certain telecommunications service providers are required to provide interconnection to public interest telecommunications service providers, according to the so-called “General Interconnection Rules,” adopted by Anatel through Resolução 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain limits, including a price-cap established by Anatel. For example, if a telecommunication service provider offers any party an interconnection fee below the Anatel price-cap, such telecommunications service provider must offer to provide interconnection to other parties at the same lower fee. We have informed Anatel that, even after our conversion to PCS authorizations, we will maintain the interconnection arrangements that we had in place while operating under our cellular concessions until June 30, 2004.

          There is currently no sharing of equipment requirement under the Anatel rules. Under a sharing arrangement, a sharing telecommunications service provider usually permits another to place switching equipment in or near the sharing provider’s network connection site. The sharing of equipment is currently a matter of private negotiation.

     Rate Regulation

          Our cellular concessions provided for a price-cap mechanism by which the rates we charged customers were adjusted on an annual basis. The price cap was a maximum weighted average rate for our basket of services. The basket consisted of the services we provided through our TIM Basic plan. See “—Sources of Revenue—Network Usage Charges and Monthly Subscription Charges” for a further description of the TIM Basic plan. The price-cap was adjusted annually to reflect the rate of inflation as measured by the Índice Geral de Preços—Disponibilidade Interna (“IGP-DI”), a price index created by the Fundação Getúlio Vargas, a Brazilian economic research organization. The weighted average rate for the entire basket of services could not have exceeded the price cap, but our rates for individual services within the basket could have been raised annually above the annual change in the IGP-DI. Under the PCS authorizations, we will be allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI.

     Value-Added Services and Internet Regulation

          Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service that such value-added services support. Regulations require all telecommunications service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render value- added services through their own networks. Internet access is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow us or any other interested party to offer Internet connection services through our network. In setting consumer pricing for our Internet connection services, we must consider the costs that we charge for network usage to third parties offering similar services for usage of our network.

     Recent Regulatory Developments

          In May 2003, Brazil’s Ministry of Telecommunications disclosed a proposed presidential decree (the “Draft Decree”) setting forth a number of proposed changes in the regulation of Brazil’s fixed-line telecommunications sector. The Draft Decree sets forth general declarations of policy (but no specific recommendations) regarding, among other things, universal access to telecommunications services, stimulation of employment and development of Brazilian industry in the telecommunications sector, promotion of competition and adoption of tariff readjustment policies and takes into account Brazilian socioeconomic considerations. Legal experts in Brazilian telecommunications regulation have publicly expressed the view that the Draft Decree, if issued as proposed, would be illegal, since it would constitute an assumption by the executive branch of Brazil’s government of authority that by law can be exercised only by the legislative branch. A number of providers of fixed-line telecommunications services have delivered to the Ministry of Telecommunications specific comments on the Draft Decree. We cannot currently predict whether the Draft Decree will be issued by the President of Brazil or, if issued, what form it may take, and we therefore cannot determine what effect it may have on us if issued. If it is issued, the validity of the Draft Decree may be challenged, and if so, Brazilian courts may uphold it or disallow it under any of a number of legal theories.

Property, Plant and Equipment

          Our principal physical properties consist of transmission equipment, switching equipment and radio base stations. Our properties are located in the Brazilian States of Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí and Alagoas. As of December 31, 2002, we leased office space in Recife (approximately 8,548 square meters), João Pessoa (approximately 1,600 square meters), Natal (approximately 320 square meters), Fortaleza (approximately 3,662 square meters) and Teresina (approximately 1,263 square meters), from which the majority of Telpe Celular, Telpa Celular, Telern Celular, Teleceará Celular and Telepisa Celular management activities are conducted, respectively.

          We also lease the sites where our cellular telecommunications network equipment is installed. As of December 31, 2002, we had 12 large cellular switches and 926 radio base stations, of which approximately 7.3% were located on land owned by us and the remainder of which were located on land leased by us. Most of these leases do not expire prior to 2003 and generally can be renewed at our option upon six months’ prior notice. If we exercise this right of renewal, the amounts under these leases would be subject to adjustment in accordance with prevailing market values. In addition, we lease 9 retail stores in the Region. Our network is designed to operate at an average of 20% excess capacity. There are no encumbrances that may affect our utilization of our property or equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

          Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become more complex. In order to provide an understanding about how our management has estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below.

     Depreciation

          Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See Notes 3(i) and 9 to the Consolidated Financial Statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. In 1999, we undertook a review of the rates used for depreciation of property, plant and equipment. The objective of the review was to ensure that the depreciation rates used by us continued to reflect the expected economic lives of the assets. This review resulted in a change in certain depreciation rates of property, plant and equipment in 1999, which brought them into line with the rates used by other national and international telecommunications companies. Our estimates of useful lives of assets also could change in response to various factors, including the introduction of new technologies, such as GSM. We are planning to upgrade our TDMA technology to GSM technology during the second half of 2003.

     Allowance for Doubtful Accounts

          Management maintains an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments. We updated our estimated percentage of losses on our accounts receivable overdue from one to 60 days from 0% in 2001 to 4% in 2002. The table below reflects our estimated percentage of losses on our accounts receivable, classified by the number of days overdue.

Percentage
estimated to be
uncollectible

Receivables overdue 1 to 60 days	4
Receivables overdue 61 to 90 days	35
Receivables overdue 91 to 120 days	55
Receivables overdue 121 to 150 days	75
Receivables overdue more than 150 days	95

     Contingent Liabilities

          The accrual for a contingency involves considerable judgment on the part of management. As prescribed by SFAS 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

          We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our internal legal advisors. Accrual balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional accruals for emerging issues. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

     Revenue Recognition

          We recognize revenues when services are rendered. In accordance with this policy, we are required to estimate the amount of revenues from unbilled services earned after the last billing cycle cut-off. We base our estimates on historical experience with minutes of use. See Note 3(c) to our Consolidated Financial Statements.

Formation of the Holding Company and Presentation of Financial Information

          On May 22, 1998, in preparation for privatization, the Telebrás System was restructured to form, in addition to Telebrás, the Holding Company and eleven other New Holding Companies. In the Breakup, certain assets and liabilities of Telebrás, including 78.5%, 79.3%, 75.4%, 77.2%, 77.6% and 71.5% of the total share capital of Telepisa Celular, Teleceará Celular, Telern Celular, Telpe Celular, Telasa Celular and Telpa Celular, respectively, were transferred to the Holding Company. See “Item 4. Information on the Company—Our History and Development.” The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto, which are included elsewhere in this annual report. Certain important features of the presentation of the Consolidated Financial Statements are described in the introduction to “Item 3. Key Information—Selected Financial Data.”

Political, Economic, Regulatory and Competitive Factors

          The following discussion also should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of tariffs. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by (i) economic growth and income distribution in the Region and their impact on demand for telecommunications services, (ii) our ability to generate adequate cash from operations or, alternatively, the cost and availability of financing, (iii) exchange rates between Brazilian and foreign currencies, (iv) the growth and strength of competition and (v) the regulatory environment in which we operate.

          We have faced competition in the Region since mid-1998. In 1999, we took actions to increase penetration and market share, including providing subsidies and zero-interest financing on sales of handsets and free airtime to clients. In 2000, because we changed our focus from expanding our client base to retaining our heavy-use clients, We substantially reduced the subsidies directed to the attraction of new clients, but increased the subsidies directed to customer retention and developing customer loyalty. This pattern continued in 2001 and 2002, particularly in 2002, when our business strategy emphasized growth with profitability. The scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See “Item 4. Information on the Company—Competition.”

Foreign Exchange and Interest Rate Exposure

          In April 1999, we began entering into hedging agreements covering payments of principal on our U.S. dollar-denominated indebtedness. Our foreign exchange hedging agreements establish a fixed rate at which we agree to purchase U.S. dollars at a future date to pay our U.S. dollar-denominated principal payment obligations, which protect us from devaluations of the real but exposes us to potential losses in the event that the U.S. dollar declines in value against the real. At December 31, 2002, we had principal outstanding in the amount of R$190.1 million on indebtedness denominated in U.S. dollars (consisting of R$13.5 million of equipment financing and R$176.7 million of working capital loans). All principal amounts outstanding on our U.S. dollar-denominated indebtedness were covered by foreign exchange hedging agreements under which our U.S. dollar-denominated principal payment obligations were converted into real-denominated obligations. See Notes 14(b), 14(c) and 25 to the Consolidated Financial Statements. In connection with our hedging agreements, we experience foreign exchange gains and losses that are mere accounting entries which, over the course of such transactions, tend to offset each other such that the sum of all such gains and losses tends to be close to zero.

          We also are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. Devaluation of the real increases the cost, expressed in reais, of some of our foreign-currency-denominated capital expenditures. Our revenues are earned almost entirely in reais, and we have no material U.S. dollar-denominated assets.

          We are exposed to interest rate risk as a consequence of our floating rate debt. As of December 31, 2002, R$333.7 million, or 100.0%, of our interest-bearing liabilities bore interest at floating rates. Our floating-rate interest obligations are primarily at rates based on the rate for the Certificado de Depósito Interbancário, a benchmark Brazilian interest rate (“CDI”). In 2002, having more assets than liabilities accruing interest at variable rates, we maintained a “natural” hedge against interest rate risk. As of December 31, 2002, we also were party to hedging arrangements under which we undertook floating-rate reais-denominated obligations in place of some of our U.S. dollar-denominated floating rate obligations in order to reduce our exposure to foreign interest rate risk. See Notes 14 and 25 to the Consolidated Financial Statements. If market interest rates, principally CDI rise, our financing expenses will increase.

Trend Information

     Migration of Customers from Postpaid to Prepaid Plans

          In May 1999, we launched our “Timmy Digital” prepaid services plans, under which clients purchase credits toward a certain number of call minutes. In February 2000, this trend accelerated when clients using prepaid services were able to receive calls when outside of the Region, within Brazil. Clients using prepaid services made up 58% and 65% of the customer base on April 30, 2002 and March 31, 2003, respectively. Management expects that the proportion of clients using prepaid services will continue to increase. See “Item 4. Information on the Company—Sources of Revenue—Usage Charges.”

     Increased Competition

          Our results of operations have been adversely affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. As a result, we are facing greater competition, which increased after PCS providers began operations in 2002. The level of competition from fixed-line service providers also is increasing, following the Federal Government’s grant, in February 1999, of a second concession to provide fixed-line telecommunications services in a region that includes the Region where we provide cellular telecommunication services. Technological changes in the telecommunications field, such as the development of GSM and mobile satellite services, are expected to introduce additional sources of competition. The introduction of competition into the industry has pushed us to adjust our marketing strategies. Our market share for the entire concession area decreased from 65% on March 31, 2002 to 57% on March 31, 2003, while margins increased in 2002 due to lower client acquisition costs, including a decrease in selling commissions and a reduction in subsidies we offered on handset sales. In the future, we also may incur higher advertising costs and experience greater competitive pressure on pricing. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and the Shares—We face increasing competition, which may adversely affect our market share and margins.”

     Cellular Telephone Sales

          We started selling digital cellular telephones in December 1998, both directly and through our dealer network. Management believes that, while sales of cellular telephones may be, from time to time, a significant source of revenue, they are unlikely to become a significant source of income. Through the end of 2002, supplies of cellular handsets sufficient to satisfy demand in the Region were available in the market, making it unnecessary for us to engage in significant levels of handset sales. However, since January 2003, an increase in competition, coupled with the expected introduction of GSM technology, has led us to engage in higher levels of handset sales to our dealers. See “Item 4. Information on the Company—Sources of Revenue—Cellular Telephone Sales.”

     Seasonality

          We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. See “Item 4. Information on the Company — Seasonality.”

Results of Operations for 2000, 2001 and 2002

          The following table presents, in accordance with Brazilian Corporate Law, certain components of our income for each of the years in the three-year period ended December 31, 2002.

	Year ended December 31,			% Change

	2000	2001	2002	2000-2001	2001-2002

	(millions of reais)(1)
Net operating revenue	845.6	826.3	921.5	(2.3)	11.5
Cost of services and goods	(380.7)	(362.3)	(389.4)	(4.8)	7.5

Gross profit	464.9	464.0	532.1	(0.2)	14.7
Operating expenses	(337.4)	(312.5)	(317.0)	(7.4)	1.5

Operating income before interest	127.5	151.5	215.1	18.8	42.0
Net financial expenses	(82.3)	(42.2)	(6.5)	(48.8)	(84.7)
Net non-operating income (expense)	2.4	(2.2)	(3.1)	—	44.8

Income before taxes and minority interests	47.6	107.2	205.5	125.0	91.8
Income and social contribution taxes	(9.9)	(20.1)	(48.4)	103.0	140.5
Minority interest	(11.1)	(21.5)	(38.5)	94.5	79.2

Net income	26.7	65.5	118.6	145.9	80.9

(1)	Columns may not add due to rounding.

     Operating revenues

          Our operating revenues consist of (i) usage charges, which include measured service charges for outgoing calls and roaming charges, (ii) monthly subscription charges, (iii) interconnection charges, which are amounts we charge to other cellular and fixed-line service providers for use of our network, (iv) other charges, including charges for value-added services, call forwarding and call blocking, and (v) proceeds from the sale of cellular telephones and accessories. The composition of operating revenues by category of service is presented in Note 18 to the Consolidated Financial Statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

          The following table sets forth certain components of our operating revenues for each of the years in the three-year period ended December 31, 2002, as well as the percentage changes in 2001 and 2002 from the prior year.

	Year ended December 31,			% Change

	2000	2001	2002	2000-2001	2001-2002

	(millions of reais)(1)
Usage charges	490.1	439.2	557.6	(10.4)	27.0
Monthly subscription charges	170.3	183.7	158.0	7.8	(14.0)
Interconnection charges	302.5	376.2	394.5	24.4	4.8
Other	1.4	7.5	19.6	443.6	162.2

Gross operating revenue from services	964.2	1,006.6	1,129.6	4.4	12.2
Value added and other indirect taxes relating to services	(203.7)	(213.9)	(258.5)	5.0	20.9

Net operating revenues from services	760.5	792.7	871.1	4.2	9.9

Sales of cellular handsets and accessories	116.6	48.0	68.8	(58.8)	43.3
Value added and other indirect taxes relating to sales of handsets	(31.4)	(14.5)	(18.4)	(53.8)	26.9

Net operating revenues from sales of cellular handsets and accessories	85.2	33.5	50.4	(60.7)	50.4

Total net operating revenue	845.6	826.3	921.5	(2.3)	11.5

(1)	Columns may not add due to rounding.

          Net operating revenues from services increased by 4.2% and 9.9% in 2001 and 2002, respectively. The increase in net operating revenues from services in 2001 was due to increases of 24.4% and 7.8% in interconnection charges and monthly subscription charges, respectively, and was partially offset by a 10.4% decrease in usage charges and a 5.0% increase in value-added and other indirect taxes. The increase in 2002 was due primarily to a 27.0% increase in usage charges and secondarily to a 4.8% increase in interconnection charges and was partially offset by a 14.0% decrease in monthly subscription charges and a 20.9% increase in value-added and other indirect taxes. Our average number of clients increased by 16.3%, from 1,511,000 clients in 2000 to 1,757,660 clients in 2001, and by 9.6% to 1,925,843 clients in 2002.

          Overall net operating revenues decreased by 2.3% in 2001 and increased by 11.5% in 2002. The decrease in overall net operating revenues in 2001 was driven principally by a significant decrease in revenues from sales of cellular telephones and accessories and was partially offset by an increase in net operating revenues from services. The increase in overall net operating revenues in 2002 was driven principally by a 9.9% increase in net operating revenues from services and secondarily by a 50.4% increase in revenues from sales of cellular telephones and accessories.

          Usage charges

          Revenues from usage charges decreased by 10.4% in 2001 and increased by 27.0% in 2002. The decrease in 2001 was due principally to movement of customers to plans including free minutes and the implementation of stricter policies to reduce payment defaults, which resulted in a slight decrease in outgoing call traffic. The increase in 2002 was due principally to an increase in rates, growth in our customer base, particularly corporate clients and heavy users attracted from competitors, and our increased success at retaining “quality” clients in terms of usage.

          Monthly subscription charges

          Revenues from monthly subscription charges increased by 7.8% in 2001 and decreased by 14.0% in 2002. The increase in 2001 was due principally to an increased number of subscribers choosing Fórmula TIM plans with higher subscription charges over our basic plans and was partially offset by an increased number of clients choosing prepaid plans over postpaid plans. The decrease in 2002 was due principally to the migration of existing clients from postpaid plans to prepaid plans.

          Interconnection

          We generate interconnection revenues by connecting calls originating from other service providers to our clients. Revenues from interconnection increased by 24.4% and 4.8% in 2001 and 2002, respectively. The increase in 2001 resulted primarily from growth in the volume of calls to our clients originating outside of our network, principally calls from fixed-line telephones, as well as from an increase in the number of prepaid clients, who tend to receive more calls than they make. The increase in 2001 was also due in part to the full-year effect of an increase of 19.4% in interconnection rates that went into effect in December 2000 and was partially offset by the adoption by TNE of policies under which it blocked calls from public telephones to cellular telephones and obligated customers to request authorization to make calls from fixed lines to cellular telephones. The increase in 2002 resulted primarily from an increase of 13.65% in interconnection rates and an increase in the number of prepaid clients and was partially offset by the continuation of the TNE call blocking and authorization policies.

          Cellular telephone sales

          Revenues from sales of cellular telephones decreased by 58.8% in 2001 and increased by 43.3% in 2002. The decrease in 2001 was principally due to our discontinuation of sales of handsets to independent dealers. The increase in 2002 was principally due to our decision to resume sales of handsets to independent dealers, as part of our strategy to protect our market share in the Region aggressively and proactively, and a reduction in subsidies offered by BSE, which eased competitive pressure and allowed us to reduce our subsidies and still pursue our strategy of protecting market share.

          Other

          Revenues from other services increased by R$6.1 million and R$12.1 million in 2001 and 2002, respectively. Other revenues consist primarily of fees for value-added services, changing telephone numbers, 900 services, certain account services and rentals for “site sharing” in which other telecom carriers use the sites on which our radio base stations are located. The increase in 2001 was due to increases in revenues from value-added services and increases in revenues for changing telephone numbers, transferring numbers from one handset to another and services provided by timnet. The increase in 2002 was due to increases of R$8.0 million and R$4.0 million in fees for value-added services and revenues from “site sharing” rentals, respectively.

          Value-added and other indirect taxes

          The principal indirect tax on telecommunications services is ICMS tax. See “Item 4. Information on the Company — Sources of Revenues — Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and cellular telephone sales. Beginning in December 2002, the rate on gross revenues from cellular telephone sales was increased to 4.65%. Value-added and other indirect taxes totaled 21.8% of gross operating revenues in 2000, 21.6% in 2001 and 23.1% in 2002. The decrease in 2001 was due to an increase in percentage terms of revenues from interconnection services, on which ICMS tax is not collected. The increase in 2002 was due to the relatively large increase in revenues from usage charges compared to interconnection fees and an increase in the ICMS tax rate from 25% to 28% by the State of Pernambuco, which went into effect in January 2002.

     Cost of services and goods

          Cost of services and goods decreased by 4.8% in 2001 and increased by 7.5% in 2002. The decrease in 2001 was due to a 55.8% decline in cellular handset costs and a 12.1% decline in circuit leasing and related expenses and was partially offset by a 20.6% increase in costs of materials and services and a 17.4% increase in depreciation charges. The increase in 2002 was due to an 11.3% increase in depreciation charges, a 9.6% increase in costs of materials and services and a 15.6% increase in cellular handset costs and was partially offset by a 22.6% decline in circuit leasing and related expenses. The following table sets forth the composition of our costs of services and goods for each of the years in the three-year period ended December 31, 2002, as well as the percentage changes in 2001 and 2002 from the prior year.

	Year ended December 31,			% Change

	2000	2001	2002	2000-2001	2001-2002

	(millions of reais (1))
Depreciation	108.7	127.7	142.1	17.4	11.3
Circuit leasing and related expenses	34.1	30.0	23.2	(12.1)	(22.6)
Materials and services	111.9	134.9	147.8	20.6	9.6
Personnel	8.0	9.6	9.2	19.6	(4.3)
Leases and insurance	9.9	11.8	11.5	18.5	(2.5)
FISTEL tax and other	1.0	1.1	1.0	12.2	(9.2)

Cost of services	273.6	315.0	334.7	15.1	6.3
Cellular handsets	107.1	47.3	54.7	(55.8)	15.6

Cost of services and goods	380.7	362.3	389.4	(4.8)	7.5

(1)	Columns may not add due to rounding.

          Depreciation

          Depreciation expense increased by 17.4% and 11.3% in 2001 and 2002, respectively. The increases in 2001 and 2002 were due principally to the expansion of the base of depreciable assets, part of which resulted in 2002 from the completion of a large amount of works-in-progress. For a discussion of the estimates used in calculating the amount of our depreciation expense, see “—Critical Accounting Policies.”

          Circuit leasing and related expenses

          Circuit leasing and related expenses represent lease payments to TNE for use of circuits between our radio base stations and switching centers and between our network and TNE’s network. Such expenses decreased by 12.1% and 22.6% in 2001 and 2002, respectively. The decrease in 2001 resulted in part from the partial-year effect of a reduction of lease payments negotiated with TNE, which went into effect in August 2001 and in part from our efforts to optimize the location of radio base stations, allowing us to reduce the number of interconnection points leased from TNE. The decrease in 2002 resulted from a reduction of lease payments negotiated with TNE.

          Materials and services

          Materials and services expense includes costs of materials and services received from third parties, principally interconnection charges paid to TNE and other telecommunications service providers. Materials and services expense increased by 20.6% and 9.6% in 2001 and 2002, respectively. The increases in 2001 and 2002 principally reflected an increase in the volume of calls subject to interconnection charges payable to other cellular and fixed-line service providers, which was driven largely by an increase in the number of clients.

          Personnel

          Personnel expenses included in cost of services and goods increased by 19.6% in 2001 and decreased by 4.3% in 2002. The increase in 2001 was due principally to adjustments relating to recalculations of provisions relating to benefits and tax expenses. The decrease in 2002 was due principally to staff reductions made possible by productivity increases.

          Leases and insurance

          Lease and insurance payments, which primarily include fees paid to fixed-line companies and third parties to rent land, infrastructure and buildings for use in the cellular network, increased by 18.5% in 2001 and decreased by 2.5% in 2002. The increase in 2001 was due primarily to an increase in average lease rates and an increase in the size of locales rented. The decrease in 2002 was due primarily to a reallocation and more efficient use of leased space and was partially offset by an increase in average lease rates. Lease rates charged to us may rise and increase our lease expense in the future.

          FISTEL tax and other

          FISTEL tax and other costs increased from R$1.0 million in 2000 to R$1.1 million in 2001 and decreased to R$1.0 million in 2002. FISTEL tax consists of a charge for the installation of new stations and a fee (equal to 50% of the new installation fee) for the maintenance of existing stations. As a result of continuing reductions in the installation of new equipment, FISTEL tax expense in 2001 and 2002 consisted principally of fees charged for the maintenance of existing stations, and the amount recorded in this line item remained stable as compared to the respective prior year. See “Item 4. Information on the Company—Sources of Revenue—Taxes on Telecommunications Goods and Services.”

          Cellular handset costs

          The cost of acquiring cellular handsets decreased by 55.8% in 2001 and increased by 15.6% in 2002. The decrease in cellular handset costs in 2001 was due primarily to our discontinuation of sales of handsets to independent dealers. The increase in cellular handset costs in 2002 was due primarily to the resumption of handset sales to independent dealers, which produced an increased volume of such sales.

     Gross profit margins

          The following table sets forth our gross profits for each of the years in the three-year period ended December 31, 2002.

	Year ended December 31,			% Change

	2000	2001	2002	2000-2001	2001-2002

	(millions of reais)(1)
Net operating revenues from services	760.5	792.7	871.1	4.2	9.9
Cost of services	(273.6)	(315.0)	(334.7)	15.1	6.3

Gross profit from services	486.9	477.7	536.4	(1.9)	12.3

Net operating revenues from sales of cellular handsets and accessories	85.2	33.5	50.4	(60.7)	50.4
Cost of goods	(107.1)	(47.3)	(54.7)	(55.8)	15.6

Gross profit from sales of cellular handsets and accessories	(21.9)	(13.8)	(4.3)	(37.0)	(68.8)

Gross profit	464.9	464.0	532.1	(0.2)	14.7

(1)	Columns may not add due to rounding.

          Our gross profit margin (gross profit as a percentage of net revenues) from services decreased from 63.6% in 2000 to 58.5% in 2001 and increased to 61.0% in 2002. The decrease in 2001 resulted primarily from a decrease in revenue from usage charges, which have a low marginal cost, as a percentage (from 50.8% in 2000 to 43.6% in 2001) of revenues from services. In 2002, revenues from usage charges as a percentage of revenues from services increased to 49.4%, which was principally responsible for the increase in gross profit margin in 2002.

          Our overall gross profit margin increased from 55.0% in 2000 to 56.2% in 2001 and increased to 57.7% in 2002. The increase in overall gross profit margin in 2001 was primarily due to a decrease in gross loss on sales of cellular handsets and accessories. The increase in overall gross profit margin in 2002 was due primarily to the increase in gross profit margin for services and secondarily to further reductions in gross loss on handset sales.

          Our negative gross margin for sales of cellular handsets and accessories increased from 25.7% in 2000 to 41.2% in 2001 and decreased to 8.5% in 2002. We engage in sales of handsets, often with special promotions at particular times of the year, to increase the number of customers and generate demand for our services. The increase in negative gross margin in 2001 was due primarily to subsidies on the sale of handsets on a lower total volume of sales, which were undertaken to promote the loyalty and retention of our best customers. The decrease in negative gross margin in 2002 was due primarily to a reduction in subsidies on a greater total volume of sales. The increase in handset sales resulted from our decision to resume sales of handsets to independent dealers, while the reduction in subsidies reflected a reduction in subsidies offered by BSE, which eased competitive pressure and allowed us to reduce our subsidies and still pursue our strategy of protecting market share.

     Operating expenses

          The following table sets forth certain components of our operating expenses for each of the years in the three-year period ended December 31, 2002, together with the corresponding percentage changes.

	Year ended December 31,			% Change

	2000	2001	2002	2000-2001	2001-2002

	(millions of reais)(1)
Selling expenses	(233.9)	(188.0)	(177.2)	(19.6)	(5.7)
General and administrative expense	(87.9)	(96.0)	(95.3)	9.2	(0.7)
Other net operating income (expense)	(15.7)	(28.5)	(44.5)	81.9	56.2

Total operating expenses	(337.4)	(312.5)	(317.0)	(7.4)	1.5

(1)	Columns may not add due to rounding.

          Selling expenses

          Selling expenses decreased by 19.6% and 5.7% in 2001 and 2002, respectively. The decrease in 2001 was due primarily to a decrease in provisions for doubtful accounts from R$105.2 million in 2000 to R$44.6 million in 2001, which was partially offset by increased commissions paid to stimulate sales and expenses incurred in allowing customers no-cost access to our call center over a circuit owned by Embratel. Use of the Embratel circuit has been terminated. The decrease in 2002 was due primarily to a decrease in sales commissions, which was made possible by a dramatic reduction in the level of commissions paid by BSE, and a reduction in charges associated with offering toll-free access to our call center.

          Provisions for doubtful accounts charged to selling expenses decreased by 57.6% in 2001 and increased by 4.8% in 2002. In 2000, we implemented a number of initiatives to improve the collection of overdue accounts receivable, including the adoption of more aggressive collection procedures, the creation of a dedicated call center, the segmentation of clients into different collection strategy categories and the reporting of delinquent accounts to consumer credit bureaus. The decrease in 2001 was due primarily to the full-year effect of the implementation of these initiatives. The increase in 2002 was due primarily to a change in our estimated percentage of losses on our overdue accounts receivable, which increased the estimated provisions for doubtful accounts. See “Item 4. Information on the Company—Sales and Marketing” and “—Billing and Collection.” For a discussion of the estimates used in calculating our provisions for doubtful accounts, see“— Critical Accounting Policies.”

          General and administrative expenses

          General and administrative expenses increased by 9.2% in 2001 and decreased by 0.7% in 2002. The increase in 2001 was due primarily to the full-year effect of payment of a management fee under a Management Assistance Agreement with TIM and was partially offset by a decline in fees paid to international consultants. The decrease in 2002 was due primarily to a reduction in consulting and invoicing expenses.

          Other net operating income (expense)

          Other net operating income (expense) gives the net result of miscellaneous smaller income and expense items, such as provisions for contingencies, fines, expenses and written-off receivables recovered from customers on past-due accounts, “cloning” and subscription fraud costs, PIS and COFINS tax expense related to financial income, and employees profit sharing expense. Other net operating expense increased from R$15.7 million in 2000 to

R$28.5 million in 2001, due principally to an increase of R$12.1 million in amortization expense arising from the spin-off to us of the goodwill paid in connection with the Privatization and secondarily to increases of R$4.6 million in other expenses and R$2.3 million in provisions for contingencies. The increase in other net operating expense in 2001 was partially offset by an increase of R$8.0 million in fines and expenses recovered from customers on past-due accounts. In 2002, other net operating expense increased to R$44.5 million, due principally to increases of R$10.2 million in provisions for contingencies due to a change in our policy of provisioning for contingencies and R$7.7 million in cloning and subscription fraud costs and secondarily to an increase of R$4.4 million in PIS and COFINS tax expense related to financial income. The increase in other net operating expense in 2002 was partially offset by R$4.7 million in other income recorded in 2002, as opposed to R$4.7 million in other expenses incurred in 2001. Amortization expense remained stable in 2002 as compared with 2001. We expect amortization expenses of approximately R$25.2 million each year from 2003 to 2007 and approximately R$14.7 million in 2008 as a result of the spin-off to us of the goodwill paid in connection with the Privatization. See Note 1(b) to the Consolidated Financial Statements. For a discussion of the estimates used in calculating our provisions for contingencies, see “—Critical Accounting Policies.”

     Net financial expense

          We had net financial expense of R$82.3 million in 2000, R$42.2 million in 2001 and R$6.5 million in 2002. The decrease in net financial expense in 2001 was due primarily to a decrease in foreign exchange losses from R$16.0 million to R$4.1 million, an increase in interest income from R$12.9 million in 2000 to R$22.0 million in 2001 and a decrease in interest expense from R$64.8 million in 2000 to R$56.0 million in 2001. In connection with our hedging agreements, we experience foreign exchange gains and losses that are mere accounting entries which, over the course of such transactions, tend to offset each other such that the sum of all such gains and losses tends to be close to zero. See “—Foreign Exchange and Interest Rate Exposure.” The foreign exchange losses we recorded in 2001 reflect the amount by which interest payments made on our U.S. dollar-denominated debt exceeded the reais amount of such payments, calculated at the exchange rate provided for in the hedging instrument covering the principal amount of such debt. We recorded a foreign exchange loss in 2001 primarily because we paid unhedged U.S. dollar-denominated interest obligations at unfavorable real-U.S. dollar exchange rates relative to the real-U.S. dollar exchange rates used to determine the notional principal amounts of the related debt under the applicable hedging instruments. The increase in interest income in 2001 was primarily due to the increased cash resources available to us for investment. The decrease in interest expense resulted from a decline in average interest rates we paid as a result of hedging arrangements under which we paid some of our interest obligations at a fixed rate lower than the floating rates charged to us in 2000 and a refinancing at year-end 2000 of short-term debt with indebtedness with longer maturities at more favorable interest rates. The decrease in net financial expense in 2002 was due primarily to an increase in interest income from R$22.0 million to R$56.0 million and a decrease in interest expense from R$56.0 million to R$45.0 million and was partially offset by an increase in foreign exchange losses from R$4.1 million to R$13.0 million. The increase in interest income in 2002 was due primarily to the increased cash resources available to us for investment. The decrease in interest expense resulted principally from the decrease in LIBOR and secondarily from the payment of principal on our equipment financing loans. The increase in foreign exchange loss resulted from the same factors as produced in the increase in foreign exchange loss in 2001, combined with the greater devaluation of the real in 2002.

     Net non-operating income (expense)

          We recorded net non-operating income of R$2.4 million in 2000 and net non-operating expenses of R$2.2 million and R$3.1 million in 2001 and 2002, respectively. The net non-operating expense in 2001 was due primarily to losses incurred on the sale of cellular handsets returned by customers upgrading to newer models. The net non-operating expense in 2002 was due primarily to a loss on our equity interest in timnet and sales of assets below cost.

     Income and social contribution taxes

          We recorded income and social contribution tax expense of R$9.9 million, R$20.1 million and R$48.4 in 2000, 2001 and 2002, respectively. The increase in income and social contribution taxes we recorded in 2001 and 2002, respectively, resulted principally from the increase in our income before taxes from R$47.6 million in 2000 to R$107.2 million in 2001 and R$205.5 million on 2002. The increases in tax expense in 2001 and 2002 were partially offset by the recording of a deferred tax benefit of R$4.9 million and R$9.2 million in 2001 and 2002, respectively, reflecting the effect of temporary differences between book values and tax bases of assets and liabilities.

     Minority interests

          Minority interests reflect the participation of minority shareholders in the Subsidiaries in the net income or loss of such Subsidiaries, as the case may be. Minority interests in the Subsidiaries were R$11.1 million, R$21.5 million and R$38.6 million in 2000, 2001 and 2002, respectively. Minority interests represented 29.3%, 24.7% and 24.5% of income before minority interests in 2000, 2001 and 2002, respectively. Minority interests as a percentage of consolidated net income vary in accordance with the distribution of consolidated net income among the Subsidiaries, each of which has a different level of minority ownership.

     Net Income

          As a result of the foregoing, we had R$26.7 million of net income in 2000, R$65.5 million of net income in 2001 and R$118.6 million of net income in 2002.

Liquidity and Capital Resources

          Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. We made capital expenditures (including capitalized interest) of R$202.1 million in 2000, R$132.0 million in 2001 and R$74.9 million in 2002. Capital expenditures made in 2000 related primarily to increasing network capacity, including the digitalization of our network and increasing its coverage, and to increasing our ability to provide information technology services. In 2001, our capital expenditures related primarily to optimizing the location of radio base stations, maintaining the technological quality of our network and improving our information technology infrastructure. In 2002, our capital expenditures related primarily to maintenance of the quality of our network. See “Item 4. Information on the Company—Capital Expenditures.”

          In 2001, the Holding Company distributed a total of R$9.2 million in respect of 2000 income, R$2.6 million in the form of dividends and R$6.5 million in the form of interest on capital. In 2002, the Holding Company distributed a total of R$33.1 million in respect of 2001 income, R$26.3 million in the form of dividends (of which R$14.8 million we held in an income reserve for distribution at a later date to the shareholders of record on April 5, 2002) and R$6.8 million in the form of interest on capital. In March 2003, the shareholders approved the distribution of R$28.2 million of dividends in respect of 2002 income and the distribution of R$2.2 million of the income reserve in respect of 2001 income created in April 2002. No distributions in the form of interest on capital were approved in respect of 2002 income. See “Item 8. Financial Information—Policy on Dividend Distributions.”

          We generated cash from operations of R$193.6 million in 2000, R$343.5 million in 2001 and R$377.0 million in 2002. At December 31, 2002, we had working capital of R$229.6 million, compared with working capital of R$196.3 million at December 31, 2001. We have historically financed our working capital requirements with debt. In the future, we expect to finance our working capital requirements from cash generated by operations. Our management believes that our working capital is sufficient for our present requirements. In the event that cash generated from operations is at any time insufficient to finance our working capital requirements, we would seek to finance such working capital needs through new debt financing. If such financing were at any time unavailable, we would consider curtailing our capital expenditures or our distribution of dividends.

          We had R$333.7 million of total indebtedness at December 31, 2002, of which (i) R$208.2 million (including R$8.2 million of accrued interest) was in the form of debentures, (ii) R$9.2 million (including R$0.1 million of accrued interest) represented financing for the purchase of equipment and (iii) R$116.2 million (including R$1.8 million of accrued interest) was in the form of bank loans taken for working capital purposes. All of the aforementioned equipment financings were originally entered into by the Predecessor Companies and were legally assigned to the Subsidiaries upon the Breakup of Telebrás. Each such equipment financing has a political risk guarantee from Sweden’s export credit agency EKN and a commercial risk guarantee by the Holding Company.

          In October 2000, Telpe Celular issued debentures, guaranteed by the Holding Company, with an aggregate face amount of R$200 million. The debentures pay a floating rate of interest equal to 103% of CDI and mature in October 2003.

          The Holding Company is subject to covenants under the agreement evidencing and governing the debentures and a loan agreement with the European Investment Bank. The breach of any of these covenants could result in an acceleration of the maturity date of the debentures or the loan. Under the covenants for the debentures, the Holding Company’s ratio of consolidated earnings before income taxes, depreciation and amortization to consolidated net financial expense cannot fall below 2.5 for any four-quarter period, and the Holding Company’s ratio of consolidated net indebtedness to consolidated earnings before income, taxes, depreciation and amortization cannot exceed 3.5. Under the covenants for the loan from the European Investment Bank, the Holding Company’s ratio of consolidated earnings before income taxes, depreciation and amortization to consolidated net financial expense cannot fall below 2.0 for any four-quarter period, and the Holding Company’s ratio of consolidated indebtedness to net shareholder’s equity cannot exceed 2.0. Although these covenants in theory limit our ability to incur indebtedness, we generate sufficient earnings before income taxes, depreciation and amortization that we do not believe that these covenants will impose material constraints on our ability to finance our capital expenditures or, more generally, to develop our business. As of March 31, 2003, the Holding Company’s ratio of consolidated earnings before income taxes, depreciation and amortization to consolidated net financial expense was 21.08; the Holding Company’s ratio of consolidated net indebtedness to consolidated earnings before income, taxes, depreciation and amortization was (0.18); and the Holding Company’s ratio of consolidated indebtedness to net shareholder’s equity was 0.49.

          Acceleration of the maturity date of the debentures also may occur upon certain events of default, including:

•	TIM’s direct and indirect ownership of the voting capital of either the Holding Company or Telpe Celular falls below 51%;

•	any default by Telpe Celular on its obligations to pay principal or interest on the debentures;

•	the termination of Telpe Celular’s Concession Agreement;

•	the occurrence of an event of payment default or an acceleration under any debt obligation of Telpe Celular with a principal amount of at least R$25.0 million; or

•	any default by Telpe Celular in the payment of obligations aggregating at least R$25.0 million.

          The debentures agreement also restricts Telpe Celular’s ability to pay dividends if payments of principal or interest under the debentures are overdue by more than 15 days. See Exhibit No. 2.2 to this annual report.

          The Holding Company has guaranteed the obligations of certain Subsidiaries under their equipment financing agreements. See “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Guarantees by the Holding Company of Obligations of the Subsidiaries.”

          The Subsidiaries have entered into financing arrangements among themselves and with the Holding Company to address cash-flow needs. Such arrangements have been entered into on market terms on an arm’s-length basis. The total of such financing arrangements was R$22.2 million at December 31, 2002 and R$29.3 million at March 31, 2003.

          The following tables set forth a schedule of our obligations and commitments to make future payments under contracts:(1)

	Payments Due by Period

		Less than	1 to 3	4 to 5	After
Contractual Obligations	Total	1 years	years	years	5 years

	(millions of reais)
Long-term debt	333.7	256.2	77.5	—	—
Operating leases (2)	52.1	8.8	31.1	12.2	—

(1)	We have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations.
(2)	The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty. See Note 15 to the Consolidated Financial Statements.

          We have entered into hedging arrangements that protect against the risk of foreign exchange losses on our foreign-currency denominated indebtedness. For an analysis of our indebtedness by currency, see Note 14(e) to the Consolidated Financial Statements. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. As of December 31, 2002, R$333.7 million, or 100.0%, of our interest-bearing liabilities bore interest at floating rates. As of December 31, 2002, we were party to certain hedging arrangements under which we undertook fixed-rate obligations in place of some of our floating-rate obligations in order to reduce our exposure to interest rate risk. See Notes 14(a), 14(c) and 25 to the Consolidated Financial Statements. Under the financing arrangements pursuant to which we undertook a floating-rate obligation, we paid interest in 2002 at an average effective rate per annum of 18%. Under the hedging arrangements pursuant to which we undertook a fixed-rate obligation, we pay an effective rate per annum of 16.04%.

          In 2003, the Holding Company expects to make approximately R$327.0 million in capital expenditures, to be funded by cash generated from our business. See “Item 4. Information on the Company—Network.” All of our planned capital expenditures for 2003 relate to adapting our network to comply with PCS regulations, the purchase of additional frequencies that we will use to offer GSM service and the GSM overlay. See “Item 4. Information on the Company—Capital Expenditures.” At December 31, 2002, we did not have material capital expenditure commitments.

          As of December 31, 2002, the Holding Company’s principal assets were the shares of the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Holding Company controls the payment of dividends by the Subsidiaries, subject to certain limitations under Brazilian law. These limitations do not materially restrict the ability of the Subsidiaries to transfer funds to the Holding Company.

          Until December 1999, we participated in a multi-employer defined benefit plan (the “Telebrás Pension Plan”) that covered the employees of the Telebrás System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup. We are contingently liable, jointly and severally with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan (the “PBS-TNC Plan”) that covers only those former employees of Telebrás who continued to be employed by us after December 1999. We are also contingently liable for the unfunded obligations of the PBS-TNC Plan with respect to our employees participating in this plan. See Notes 16 and 27(c) to the Consolidated Financial Statements.

          In November 2002, we created a separate defined contribution plan (the “TIMPREV-NORDESTE Pension Plan”). Migration to this plan was optional for employees linked to the PBS-TNC Plan. Migration to the TIMPREV-NORDESTE Pension Plan extinguishes the migrating participant’s rights under the PBS-TNC Plan. We are also contingently liable for the unfounded obligations of the TIMPREV-NORDESTE Pension Plan with respect to our employees participating in this plan. See Notes 16 and 27(c) to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

          We prepare our consolidated financial statements in accordance with the Corporate Law Method, which differs in significant respects from U.S. GAAP. The differences are described in Note 26 to the Consolidated Financial Statements. Net income for 2002 is R$102.5 million under U.S. GAAP, compared with net income of R$118.6 million under the Corporate Law Method. Shareholders’ equity at December 31, 2002 was R$702.4 million under U.S. GAAP, compared to R$710.1 million under the Corporate Law Method.

          The differences between the Corporate Law Method and U.S. GAAP that have the most significant effects on net income and shareholders’ equity are the accounting for hedging and derivative instruments, the treatment of capitalized interest, the treatment of pre-operating expenses for timnet.com, the rules regarding indexation of property, plant and equipment, the deferred tax effect of the differences between the Corporate Law Method an U.S. GAAP and, with respect to shareholders’ equity, the treatment of a provision for losses on our pension plan.

          For many years prior to 2000, we prepared our financial statements for purposes of filing reports with the Commission in accordance with Brazilian GAAP. The accounting principles embodied in Brazilian GAAP and the Corporate Law Method are mostly identical, except that Brazilian GAAP generally requires financial information to be restated in constant reais as of the end of the period presented, using the integral restatement method (correção monetária integral). Early in 2001, the Commission announced that Brazilian companies could present their financial information in accordance with the Corporate Law Method, which has excluded monetary restatement of historical financial information since 1995, following the end of hyperinflation in Brazil in the early 1990’s. See “Item 3. Key Information — Corporate Law Method, Brazilian GAAP and U.S. GAAP.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

          The Holding Company is administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), and overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors comprises three members serving for terms of three years. The Board of Directors holds a regular meeting once every three months and holds special meetings when called by the Chairman or by two members of the Board.

          Since May 15, 2003, the Board of Directors has been comprised of the following members:

Name	Position	Date Elected

Mário César Pereira de Araújo	Chairman	May 15, 2003
Luiz Henrique Fraga	Member	April 30, 2001
Franco Bertone	Member	December 20, 2002

          In accordance with the Holding Company’s by-laws, these board members will hold their positions until the Annual Shareholders’ Meeting in 2004. Set forth below are brief biographical descriptions of the members of the Board of Directors.

     Mário César Pereira de Araújo

          Educational Background: Mr. Araújo, 55 years old, holds a degree in electrical engineering from Universidade Federal do Rio de Janeiro – UFRJ.

          Professional Experience: Mr. Araújo has been a member of our Board of Directors and the Chairman of our Board since May 15, 2003. He has been our President and Technology Officer since April 24, 2003. From October 1999 to 2002, he served as Chief Executive Officer of Norte Brasil Telecom. From August 1998 to 1999, he served as Chief Executive Officer of Tele Centro Oeste Celular. From 1997 to 1998, he served as a Manager of Services in the areas of paging, trunking and Internet services at Splice do Brasil S.A. From 1977 to 1997, he worked at Embratel as a Manager of Data Communications, an Assistant to the Director of Engineering and as a Manager of the Department of Corporate Clients. From 1973 to 1977, he worked in the data and text communications department of Telerj.

     Luiz Henrique Fraga

          Educational Background: Mr. Fraga, 42 years old, holds an economics degree from PUC/Rio and a master’s degree in finance from AGSIM-Thunderbird.

          Professional Experience: Mr. Fraga is Vice President of Globalvest Company, Lp and President of Latinvest Asset Management of Brazil. Since 1994, Mr. Fraga has also worked at Latinvest Management Company, where he holds the positions of Director and Senior Portfolio Manager. During the five years previous to 1994, he has served as Director of Emerging Markets at Bear Stearns, with responsibility for securities transactions in New York and all transactions of the company in Brazil. Mr. Fraga has also served as Unibanco’s Director of Emerging Markets in New York and has worked at Citibank in New York.

     Franco Bertone

          Educational Background: Mr. Bertone, 51 years old, holds a degree in electrical engineering and a graduate degree in business, digital communications and systems management from Scuola Superiore G. Reiss Romoli.

          Professional Experience: Mr. Bertone is Corporate Vice President of Telecom Italia Latin America. From 2001 to 2002, Mr. Bertone was the Director of International Operations for Telecom Italia Latin America. From 1997 to 2000, Mr. Bertone was the CEO and Board President of Entel-Bolivia. From 1992 to 1997, Mr. Bertone was the CEO and Board President of Sirti Limited Corp. - USA. From 1986 to 1991, Mr. Bertone was the Director of Systems at Sirt-Milano. From 1983 to 1985, Mr. Bertone was the Programming Manager of the Sirt-Ericsson-Phillips joint venture.

          The Holding Company does not have contracts with its directors providing benefits upon termination of their appointment.

Board of Executive Officers

          The Board of Executive Officers consists of one President, one Financial Executive Officer, one Administrative Executive Officer, one Investor Relations Executive Officer, one Commercial Executive Officer and one Technology Executive Officer, each of whom is elected by the Board of Directors. An Executive Officer may be removed from office at any time.

          Since April 24, 2003, the Board of Executive Officers has comprised of the following members:

Name	Position	Date Appointed

Mário César Perera de Araújo	President and Technology Executive Officer	April 24, 2003
Maria Lúcia Motta de Aquino	Administrative Executive Officer	October 25, 2000
Walmir Urbano Kesseli	Financial Executive Officer and Investor Relations Executive Officer	July 4, 2001
Rogério Lyra	Commercial Executive Officer	October 31, 2002

          In accordance with the Holding Company’s by-laws, officers generally will hold their positions for three years from the date of their election. Set forth below are brief biographical descriptions of the Executive Officers.

     Mário César Pereira de Araújo

          See “ — Board of Directors” for Mr. Araújo’s biography.

     Maria Lúcia Motta De Aquino

          Educational Background: Ms. Aquino, 56 years old, received her undergraduate degree in economics and master’s degree in quality and productivity management from the Universidade Federal da Paraíba, Brazil. She also received a graduate degree in marketing from the Fundação Getúlio Vargas, São Paulo, Brazil.

          Professional Experience: From 1972 to 1979, Ms. Aquino served as Manager of the Planning Division of Companhia de Eletricidade da Borborema. From 1978 to 1998, Ms. Aquino held various positions with Telecomunicações da Paraíba – TELPA, serving as Manager of the Budget and Costs Division from 1979 to 1981, Manager of the Finance Department from 1991 to 1995 and Manager of the Customer Relations Department from 1996 to 1998. Since October 1998, she has served as Vice President of the Holding Company, President of Telepisa Celular, President of Teleceará Celular, President of Telern Celular, President of Telpa Celular, President of Telpe Celular and President of Telasa Celular.

     Walmir Urbano Kesseli

          Educational Background: Mr. Kesseli, 43 years old, received his undergraduate and post-graduate degrees in Economics and Administrative Finance from the Catholic University of Paraná. He received his M.B.A in Finance and Capital Markets from the Brazilian Institute of Capital Markets-IBMEC and completed coursework specializing in Finance at the London School of Business.

          Professional Experience: Mr. Kesseli has over thirteen years of experience in finance and management. From 1986 to 1993, he served as Manager of the Financial Division of Telecomunicações do Paraná S.A. – Telepar. From 1994 to 1998, he served as Manager of the Department of Administrative Finance of Telecomunicações do Paraná S.A. – Telepar. From 1999 to 2001, Mr. Kesseli was Director of the Department of Finance of Tele Celular Sul Participações S.A. Mr. Kesseli currently serves as the Financial Executive Officer and Investor Relations Officer of the Holding Company.

     Rogério Lyra

          Educational Background: Mr. Lyra, 44 years old, holds a degree in engineering from Pernambuco Federal University.

          Professional Experience: From 1998 to 2002, Mr. Lyra served as Telecommunications Marketing Director for BCP. Mr. Lyra also has held the position of Business Communications Systems Development Engineer for Phillips.

The Fiscal Committee

          The Fiscal Committee consists of five members, three of which are elected by the majority common shareholders, one by the minority common shareholders and one by the preferred shareholders.

          The following are the current members of the Fiscal Committee:

Name	Date Elected	Term

José Carlos de Brito	March 14, 2003	1 year
José Dorotheu Fabro	March 14, 2003	1 year
Paulo Roberto Cruz Cozza	March 14, 2003	1 year
Antonio Sidnei dos Santos	March 14, 2003	1 year
Isaac Selim Sutton	March 14, 2003	1 year

          Under the Brazilian Corporate Law, the Fiscal Committee’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding, our financial statements.

Compensation

          The aggregate amount of compensation paid by the Holding Company to all directors and executive officers of the Holding Company was approximately R$1.2 million, R$1.4 million and R$1.3 million in 2000, 2001 and 2002, respectively. The Holding Company did not set aside or accrue any amount to provide pension, retirement or similar benefits for officers and directors of the Holding Company. In April 2001, the Holding Company approved a stock option plan for members of its Board of Directors, certain managers and key employees.

          Each member of the Fiscal Committee receives 10% of the average compensation of the Holding Company’s executive officers.

          We are not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of our directors and officers on an individual basis.

     Stock Option Plan

          On May 4, 2001, the shareholders of the Holding Company approved the implementation of a stock option plan (the “Stock Option Plan”) initially covering our executive officers, managers and key employees. The Stock Option Plan was first offered in 2002 and has a duration of five years, expiring at the time of the Annual Shareholders’ Meeting in 2006.

          Options vest under the Stock Option Plan only if our earnings before interest and taxes meet certain targets, which are set for each year in the annual budgeting process. The holders of options under the Stock Option Plan will be able to exercise their options at certain prices established under the terms of the plan. None of the options has yet been exercised. Options with respect to 2,822,918,000 Preferred Shares representing 0.79% of our total outstanding capital were outstanding as of May 2003. See Note 26(j) for further information about the Stock Option Plan.

Share Ownership

          The directors and members of the administrative, supervisory and management bodies of the Holding Company, together, do not hold more than 1% of either the Common or Preferred Shares outstanding. As of March 31, 2003, the directors and executive officers of the Holding Company, owned, in the aggregate, 9,332 Common Shares.

Employees

          At December 31, 2002, we had 1,041 full-time employees and 190 contract employees, of whom approximately 55% were employed by the Subsidiaries and approximately 45% were employed by the Holding Company. The following table sets forth a breakdown of our employees.

	Year ended December 31,

	2000	2001	2002

Total number of employees	1,595	1,367	1,231
Number of employees by category of activity (1)
Network		206	195
Sales and marketing		414	359
Information technology		78	75
Customer care		511	466
Support and other		158	136
Number of employees by geographic location
Ceará	324	308	275
Pernambuco (2)	950	802	745
Rio Grande do Norte	88	71	57
Alagoas	83	64	49
Piauí	57	47	39
Paraíba	93	74	66

(1)	Information regarding the number of employees by category of activity is not available for 2000.
(2)	Includes employees of the Holding Company and of Telpe Celular.

          All employees are represented by state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel (“Fenattel”) or the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel (“Fittel”). Each Subsidiary negotiates a new collective labor agreement every year with the local union. The collective agreements currently in force expire in December 2003, and the collective agreements have historically been renewed annually in December. As of January 2003, the Subsidiaries negotiated one agreement for all the companies with the help of Fittel and Fenattel. Our management considers the our with our work force to be satisfactory. Neither we nor any Predecessor Company have experienced a work stoppage that had a material effect on our operations.

          Our employees at the time of the privatization had the right to maintain their rights and benefits in the Telebrás Pension Plan, administered by Fundação Telebrás de Seguridade Social – Sistel (“Sistel”), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We made monthly contributions to the Telebrás Pension Plan equal to 13.5% of the salary of each employee who was a member of the Telebrás Pension Plan. Each employee member also made a monthly contribution to the Telebrás Pension Plan based on age and salary. Members of the Telebrás Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebrás Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebrás Pension Plan operated independently from us, and our assets and liabilities were fully segregated from ours. Employees hired since the privatization have not become members of the Telebrás Pension Plan, and we did not contribute to any pension fund on behalf of such employees. The Telebrás Pension Plan covered the former employees of the companies of the Telebrás System, and we were contingently liable for all of the unfunded obligations of the plan.

          In January 2000, we and the other companies that formerly belonged to the Telebrás System agreed to divide the existing Telebrás Pension Plan into 15 separate plans, resulting in the creation of private plans for the current employees of each of the former members of the Telebrás System. These new private pension plans are still administered by Sistel and have retained the same terms and conditions of the Telebrás Pension Plan. The division was carried out so as to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Telebrás Pension Plan sponsors will continue with respect to retired employees who will necessarily remain members of the Telebrás Pension Plan. See Note 16 to the Consolidated Financial Statements.

          During 2002, we created a new defined contribution pension plan (“TIMPREV”) that would bring us in line with current social security practices in the private sector and also allow for the migration of employees participating in our private plan created in 2000 (“Tele Nordeste Celular PBS Plan”). TIMPREV was approved by the Secretary of Complementary Pension on November 13, 2002 in Notification 1,917 CGAJ/SPC. TIMPREV sets forth new guidelines for the granting and maintenance of benefits and outlines new rights and obligations for Sistel, the plan administrator; sponsors; participants and their respective beneficiaries.

          Migration from the Tele Nordeste Celular PBS Plan to TIMPREV is optional. In order to encourage migration to TIMPREV, we offered bonuses to those employees migrating before January 29, 2003. As of January 29, 2003, 89.32% of the participants in our private plan had migrated to TIMPREV. Upon electing to migrate to TIMPREV, a participant extinguishes all rights to benefits under the Tele Nordeste Celular PBS Plan.

          As more employees participate in TIMPREV, we anticipate that the sponsor’s risk to eventual actuarial deficit will decrease, consistent with the characteristics of typical defined contribution plans. Under the rules of defined contribution plans, the sponsor normally contributes 100% of the basic contribution of the participant. In accordance with the terms and conditions of the approved rules, the administrator of TIMPREV will ensure the benefits listed below. However, the administrator will not assume responsibility for granting any other benefit, even if social security officially grants it to its beneficiaries:

•	a regular retirement pension;

•	an anticipated retirement pension;

•	a disability pension;

•	a deferred proportional benefit; and

•	a death pension.

          In accordance with Brazilian law, our employees also receive payments based on our financial performance. The amount of the payment is determined by negotiation between us and the unions representing our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Major Shareholders

          Of the Holding Company’s two classes of capital stock outstanding, only the Common Shares have full voting rights. In June 1998, a consortium comprised of UGB and Bitel acquired 51.8% of the Common Shares. On December 15, 1998, UGB exercised a put option under the Shareholders Agreement between UGB and Bitel, dated as of July 24, 1998 (the “Shareholders Agreement”), under which UGB had the right to sell all of its shares of the Holding Company to Bitel, subject to the approval of Anatel and the Conselho Administrativo de Defesa Econômica – CADE (“CADE”), Brazil’s federal competition agency. The sale was finalized on October 6, 1999, following its approval by Anatel and CADE. Accordingly, Bitel has the ability to control the election of the Holding Company’s Board of Directors and the direction of our future operations. The Shareholders Agreement was terminated following the sale, and Bitel is no longer subject to any material obligations under such agreement.

          The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the Common Shares or more. The Common Shares held by Bitel have the same voting rights as the other Common Shares.

		Percentage of
	Number of Common	Outstanding
Name of owner	Shares Owned	Common Shares

Bitel Participações S.A.	68,408,897,736	52.32
Caixa de Previdência dos Funcionários do Banco do Brasil	6,695,628,216	5.12
Tanlay S.A.	8,136,108,381	6.22
Latinvest Holdings, LDC	7,731,329,149	5.91

          Bitel is a Brazilian subsidiary of TIM Brasil S.A., which is part of a group headed by TIM. TIM is part of a group whose parent company is Telecom Italia. See “Item 4. Information on the Company — Organizational Structure.”

Related-Party Transactions

     Management and Management Assistance Agreements

          The Holding Company entered into a Management Assistance Agreement with TIM, dated October 1, 2000, under which TIM undertook to provide us management and consulting services in consideration for a payment equal to 1% of the Holding Company’s consolidated net operating revenues. This Management Assistance Agreement entered into effect on October 1, 2000 and will remain in effect until September 30, 2003.

          The Holding Company also entered into a Management Agreement with the Subsidiaries, dated May 2, 2001, under which the Holding Company undertook to provide management and consulting services to the Subsidiaries in exchange for a payment equal to the sum of 1% of the net operating revenues of each of the Subsidiaries. This Management Agreement entered into effect on October 1, 2000 and remains in effect until September 30, 2003. See Note 23 to the Consolidated Financial Statements for further information about the Management Assistance Agreement.

     Guarantees by the Holding Company of Obligations of the Subsidiaries

          The Holding Company is the guarantor of certain obligations of the Subsidiaries. On October 2, 2000, Telpe Celular issued three-year non-convertible debentures in the amount of R$200 million. The debentures bear interest at a rate equal to 103% of the CDI, are payable semi-annually and mature in October 2003. The debentures are guaranteed by the Holding Company.

          In December 1997 and March 1998, Telpe Celular, Telern Celular and Telasa Celular entered into certain agreements with Ericsson (the “Refinancing Agreements”) to refinance certain obligations under other agreements originally entered into by the Predecessor Companies for the supply of cellular telecommunications equipment. In December 1997 and March 1998, Ericsson assigned these agreements to ABN Amro Brasil Participações S.A.

These agreements were guaranteed by Telebrás. Telebrás’ guarantees of these agreements were replaced by guarantees of the Holding Company on August 25, 2000. In November 2002, each of Telpe Celular and Telasa Celular paid all of its obligations under the Refinancing Agreements. As of December 31, 2002, the aggregate outstanding amount of payment obligations under the Refinancing Agreements, which bear interest at a floating rate of LIBOR plus 0.4%, was R$9.2 million. All obligations under the Refinancing Agreements were paid in February 2003.

          On September 22, 2000, Telpe Celular entered into a Finance Contract with the European Investment Bank, in the amount of US$50 million, guaranteed by the Holding Company. The loan bears interest at a rate of LIBOR plus 0.15% per annum, is payable in semi-annual installments and matures in September 2005.

          The total amount of the Subsidiaries’ outstanding indebtedness guaranteed by the Holding Company was R$333.7 million at December 31, 2002 and R$362.1 million at March 31, 2003.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

          See “Item 18. Financial Statements.”

Significant Changes

          See “Item 5. Operating and Financial Review and Prospects.”

Policy on Dividend Distributions

          We are required to distribute 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on net worth. We are also required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to the higher of: (i) 6% of our capital (“capital social”) divided by the total number of ordinary and preferred shares and (ii) 3% of our net shareholders’ equity (“patrimônio líquido”), according to the most recent financial statements approved by our shareholders. To the extent there are additional distributable profits, the Holding Company is also required to distribute to all shareholders an amount equal to at least 25% of adjusted net income (the “General Dividend”) determined in accordance with the Corporate Law Method, including any realization of the unrealized net income reserve. The amount of General Dividend, if any, payable by us to the holders of Preferred Shares is offset by the amount of Preferred Dividend paid to such preferred shareholders. The Holding Company may also make additional distributions to the extent of available distributable profits and reserves. The Subsidiaries are also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, are accordingly required to pay dividends to the minority shareholders as well as to the Holding Company. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

          Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate (“TJLP”) as determined by the Brazilian Central Bank from time to time. Dividends are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax with respect to the person receiving the dividend. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the recipient of such distributions is subject to corporate or individual income tax with respect to such payments. See “Item 10. Additional Information — Taxation — Brazilian Tax Considerations — Distributions of Interest on Capital.”

          In 2001, the Holding Company distributed a total of R$9.2 million in respect of 2000 income, R$2.6 million in the form of dividends and R$6.6 million in the form of interest on capital. In 2002, the Holding Company distributed a total of R$33.1 million in respect of 2001 income, R$26.3 million in the form of dividends (of which R$14.8 million we held in an income reserve for distribution at a later date to the shareholders of record on April 5, 2002) and R$6.8 million in the form of interest on capital. In March 2003, the shareholders approved the distribution of R$28.2 million of dividends in respect of 2002 income and the distribution of R$2.2 million of the income reserve created in respect of 2001 income in April 2002. No distributions in the form of interest on capital were approved in respect of 2002 income.

Legal Proceedings

     Litigation Related to the Conversion of Our Concessions into Authorizations

          In January 2003, a type of class action (“ação popular”) was brought by an individual against ANATEL and all the companies controlled by TIM in Brazil, including us. The claim sought to suspend the effects of Resolução 318, of September 27, 2002, and other acts by ANATEL, including the Authorizations PVCP/SPV nos. 001/2002 to 011/2002, published on December 12, 2002, which authorized us to migrate from the SMC regime to the PCS regime.

          The action specifically challenged the omission of provisions regulating the return of the assets (“bens reversíveis”) used by us in connection with the provision of telecommunication services by the time of the expiration of the Authorizations. By reason of such omission, argues the claimant, the Federal Government would suffer irreparable damage and, therefore, the Anatel acts allowing the migration from the SMC to PCS should be declared null and void.

          We vigorously have challenged this action, and after some preliminary decisions by lower courts (“medidas liminares”), we have obtained a unanimous decision from the Regional Federal Court of Appeals (“Tribunal Regional Federal”) permitting the migration from SMC into PCS, reserving discussion about the return of the assets to the Federal Government for a later date.

          We believe that migration from the SMC regime to the PCS regime, and the related acts by Anatel, will not be suspended or modified. The discussion with respect to the return (“reversão”) to the Federal Government of our assets used in connection with the provision of telecommunication services should be subject to further debate.

     Litigation Related to the Application of PIS and COFINS

          In 2001 and 2002, the Federal Government (“Ministério Público Federal”) filed lawsuits to prevent Teleceará Celular and Telpe Celular from passing along to its respective customers costs regarding PIS and COFINS. See “Item 4. Information on the Company—Taxes on Telecommunications Goods and Services.” The Federal Government (“Ministério Público Federal”) also claimed that Teleceará Celular and Telpe Celular should compensate their customers for these charges by paying each of them an amount equal to double the amount that was individually paid.

          We are unable to predict the final outcome of these lawsuits. To our knowledge, there is no case precedent addressing this issue. We are unable to predict whether an unfavorable decision to Teleceará Celular or Telpe Celular would have a material adverse effect on our business, results of operations, financial condition or prospects.

     Litigation Related to the Application of ICMS

          In June 1998, the governments of the individual Brazilian States approved an agreement to interpret existing Brazilian tax law to apply ICMS in respect of certain revenues, including cellular activation fees, which had not previously been subject to such tax. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation fees charged during the five years preceding June 30, 1998. Our management believes that the attempt by the state governments to extend the scope of ICMS to services that are supplementary to basic telecommunications services is unlawful because:

•	the state governments acted beyond the scope of their authority;

•	their interpretation would subject to taxation certain revenues, particularly activation fees, that are not considered to be payments for telecommunications services; and

•	new taxes may not be applied retroactively.

          None of the state governments in the Region has announced an intention to apply ICMS to activation fees retroactively. Our management believes that it is extremely unlikely that any state government in the Region will attempt to apply ICMS to activation fees retroactively and that any attempt to do so would be unlawful. However, our management believes that the Predecessor Companies would be liable to the Subsidiaries for any liability arising from the retroactive application of ICMS to activation fees earned prior to 1998. In view of the suspension of our activation fees in November 1998, management does not believe that application of ICMS to activation fees on a prospective basis will have a material impact on our results of operations.

          It should be noted that few decisions issued by higher courts have addressed this issue. However, a recent decision with respect to another cellular service provider operating in another region indicates that ICMS may not be applicable to cellular activation fees.

     Litigation Related to the Use of Premium Arising Out of the Breakup of Telebrás

          On April 4, 2002, a Congressman filed a lawsuit in federal court in Brasília, Federal District, against a number of governmental telecommunication entities and the New Holding Companies. The purpose of the lawsuit is to prevent the New Holding Companies from using the amortization of the goodwill paid by the New Holding Companies to the Brazilian government in the Breakup of Telebrás to generate tax benefits. At the time of this annual report, the defendants are still being served with notice. We will be required to present our defense 15 days after the court receives confirmation that all defendants have been served.

          Even though we are unable to predict the final outcome of this lawsuit, we believe that a ruling favorable to the plaintiff is unlikely. Accordingly, we have not created a reserve in connection with this litigation. If an unfavorable ruling is issued against us, we will lose the tax benefit derived from the premiums paid, and our tax liability will increase. We believe that an unfavorable decision would not have a material adverse effect on our business, results of operations, financial condition or prospects.

     Litigation Arising out of Events Prior to the Breakup of Telebrás

          Telebrás and the Predecessor Companies, the legal predecessors of the Holding Company and the Subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Subsidiaries remains with the Predecessor Companies, with the exception of liabilities for which specific accounting provisions have been assigned to the Subsidiaries. Any claims against the Predecessor Companies that are not satisfied by the Predecessor Companies could result in claims against the Subsidiaries, to the extent that the Subsidiaries have received assets which might have been used to settle such claims had such assets not been spun off from the Predecessor Companies.

          Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the Breakup remains with Telebrás, with the exception of labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. Our management believes that the chances of claims of this nature materializing and having a material adverse financial effect on us are remote.

     Other Litigation

          We are a party to certain legal proceedings arising in the normal course of business. In general, these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect inclusion by us of their names on a public list of customers who have defaulted on their payments. The labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2002, we were a party to approximately 2,000 consumer protection claims and 112 labor law claims. We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

ITEM 9. THE OFFER AND LISTING

Price History of Common and Preferred Shares and ADSs

          The principal trading market for the Common and Preferred Shares is the Bolsa de Valores de São Paulo (the “Bovespa”). Until January 2000, the Common and Preferred Shares were also traded on the Bolsa de Valores do Rio de Janeiro (the “Rio de Janeiro Stock Exchange”) and the seven other Brazilian stock exchanges. In January 2000, the nine Brazilian stock exchanges merged. See “—Trading on the Brazilian Stock Exchanges.” At December 31, 2002, the Holding Company had approximately 1.9 million common and preferred shareholders.

          The Common and Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for the Common and Preferred Shares on the Bovespa for the periods indicated.

	Nominal reais per 1,000

	Common Shares		Preferred Shares

	High	Low	High	Low

1998	0.69	0.60	1.10	1.08
1999	3.90	3.69	4.75	4.70
2000	4.60	3.90	4.20	4.00
2001	5.00	1.83	4.78	1.99
2002	5.00	1.83	4.78	1.99
First quarter 2001	4.50	2.65	4.55	2.78
Second quarter 2001	5.00	2.65	4.78	2.75
Third quarter 2001	4.00	1.83	3.85	1.99
Fourth quarter 2001	3.33	1.94	3.53	2.21
First quarter 2002	3.65	2.76	3.40	2.65
Second quarter 2002	2.78	2.24	3.20	2.70
Third quarter 2002	3.02	2.32	3.55	2.61
Fourth quarter 2002	2.88	2.10	3.80	2.21
November 2002	2.80	2.48	2.48	2.21
December 2002	2.88	2.68	2.52	2.35
January 2003	2.95	2.47	2.48	2.00
February 2003	2.56	2.25	2.02	1.65
March 2003	2.45	2.24	2.42	1.65
April 2003	2.47	2.22	2.54	2.27
May 2003	2.63	2.30	2.68	2.41

          In the United States, the Preferred Shares traded, until June 24, 2002, in the form of ADSs, each representing 20,000 Preferred Shares, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement among the Holding Company, The Bank of New York and the registered holders and beneficial owners from time to time of ADRs. Since June 24, 2002, the Preferred Shares have traded in the form of ADSs, each representing 20,000 Preferred Shares, issued by JPMorgan Chase Bank (the “Depositary” or “JPMorgan”), pursuant to a new Deposit Agreement among the Holding Company, the Depositary and the holders from time to time of ADRs. See “Item 10. Additional Information — Material Contracts.” The Holding Company’s ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TND. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. dollars per ADS

	High	Low

1998	18.06	17.50
1999	53.25	51.00
2000	42.25	41.13
2001	46.50	16.70
2002	32.60	10.80
First quarter 2001	46.50	25.76
Second quarter 2001	39.35	24.93
Third quarter 2001	32.50	17.00
Fourth quarter 2001	29.50	16.70
First quarter 2002	32.60	22.50
Second quarter 2002	23.84	16.50
Third quarter 2002	21.35	12.54
Fourth quarter 2002	15.90	10.80
November 2002	15.85	13.82
December 2002	15.90	14.50
January 2003	17.80	14.00
February 2003	14.42	12.42
March 2003	14.35	12.11
April 2003	16.64	13.90
May 2003	18.43	16.28

Markets

     Trading on the Brazilian Stock Exchanges

          The Bovespa is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded. The exclusive trading of such securities on the Bovespa is the result of several memoranda of understanding entered into by the Bovespa and the other Brazilian stock exchanges. The Rio de Janeiro stock exchange is now exclusively responsible for the electronic trade of public debt securities and for privatization auctions. In 2002, the Bovespa accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges.

          Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Bovespa has two open outcry trading sessions each day, from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., to closely mirror New York Stock Exchange trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the Bovespa and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). These systems are computerized systems that link electronically with the seven smaller regional exchanges. The Bovespa also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or market makers for Company’s shares on the Bovespa. Beginning March 31, 2003, the Bovespa modified its trading practices with respect to its open outcry trading sessions and its electronic trading system. Under these revised trading practices, orders registered in an open outcry session will be matched through that open outcry session only, while orders registered through the electronic trading system may be matched both through the electronic system and through an open outcry session, if a matching order better by five centavos (R$0.05) is available.

          In order to better control volatility, Bovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indexes of these stock exchanges fall below 10% or 15%, respectively, in relation to the index registered in the previous trading session.

          Settlement of transactions in effected three business days after the trade date without adjustment of the purchase price for inflation. Delivery of and payment for shares are made through the facilities of the clearinghouse, or Companhia Brasileira de Liquidação e Custodia – CBLC, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

          The Bovespa is less liquid than the New York Stock Exchange or other major exchanges in the world. On April 30, 2003, the aggregate market capitalization of the 391 companies listed on Bovespa was approximately US $155.5 billion, and the 10 largest companies listed on Bovespa represented approximately 45.7% of the total market capitalization of all listed companies. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

          Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (“Conselho Monetário Nacional”). Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian securities commission (“Comissão de Valores Mobiliários – “CVM”). In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “—Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

          Differentiated Levels of Corporate Governance and the New Market

          In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, among others, the Bovespa has implemented two new initiatives:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed on the Bovespa, and

•	a new separate listing segment for qualifying issuers referred to as the “New Market.”

          The Differentiated Levels of Corporate Governance, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the Bovespa. The companies may be classified into two different levels, depending on their degree of adherence to the Bovespa practices of disclosure and corporate governance.

          To become a Level 1 company, an issuer must voluntarily satisfy the following requirements: (i) ensure that shares amounting to at least 25% of its capital are outstanding and available for trading in the market; (ii) adopt procedures that favor the dispersion of shares into the market whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions with controlling shareholders, directors and officers involving the issuer’s securities; (v) disclose any existing shareholders agreements and stock option plans; and (vi) make a schedule of corporate events available to the minority shareholders. The Holding Company is currently considering complying with these requirements for Level 1 of Corporate Governance.

          To become a Level 2 company, an issuer must, in addition to satisfying the Level 1 criteria, satisfy the following requirements: (i) require all directors to serve unstaggered one-year terms; (ii) prepare and publish annual financial statements in U.S. GAAP or IAS GAAP; (iii) create tag-along rights for minority shareholders, ensuring holders of ordinary shares of the right to sell on the same terms as a controlling shareholder, and ensuring preferred shareholders a price equal to at least 70% of that received by the selling controlling shareholder; (iv) grant preferred shareholders the right to vote in certain cases, including the transformation, spin-off or merger of the company, approval of agreements with related parties or any other matters that may constitute a conflict of interest between controlling shareholders and the company; (v) make a tender offer for all outstanding shares, for a price equal to fair market value, in the event of delisting or withdrawal of the issuer from Level 2 qualification; and (vi) agree to submit any corporate disputes to the Bovespa’s Market Arbitration Chamber.

          The New Market is a separate listing segment for the trading of shares issued by companies that voluntarily adopt certain additional corporate governance practices and disclosure requirements which are more demanding than those required by the current law in Brazil. Companies may qualify to have their shares traded in the New Market, if, in addition to complying with the Level 2 corporate governance practices referred to above, their capital stock consists only of voting common shares. We are considering whether to undertake some or all of the disciplines necessary to become a Level 1 Company.

          Bovespa Market Administration Panel

          Pursuant to Law No. 9,307/66, a Market Arbitration Panel (the “Panel”) has been established by the Bovespa. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to Bovespa listed companies that have undertaken to voluntarily comply with Level 2 and New Market levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution to, among others, the Bovespa, the applicable listed company and the shareholders, directors and management of the applicable listed company.

          Regulation of Brazilian Securities Markets

          The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and the Brazilian Corporate Law, each as amended, and by regulations issued by the CVM which has authority over stock exchanges and the securities markets generally, the National Monetary Council, and by the Central Bank of Brazil, which has, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Both regulatory bodies are subordinate to the National Monetary Council, the highest regulatory entity within the National Financial System. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not highly regulated and supervised as the U.S. securities markets.

          Under the Brazilian Corporate Law, a company is either public, a companhia aberta, like us, or private, a companhia fechada. All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Bovespa or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Bovespa, a company must apply for registration with the CVM and the Bovespa.

          Trading in securities on the Bovespa may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of Bovespa or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the Bovespa.

          The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with CVM serves as intermediary. No special application, other than registration with the, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective financial institution intermediary.

          Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our Preferred Shares on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges Preferred Shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our Preferred Shares, or distributions relating to our Preferred Shares, unless the holder obtains a new registration. See “Item 10. Additional Information—Memorandum and Articles of Associations.”

          Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 10% of the common shares of a publicly traded company, shall disclose its share ownership to the CVM and stock exchanges. In addition, a statement containing the required information shall be published in appropriate Brazilian newspapers. Any subsequent increase to, or decrease from, five percent or more in ownership of common shares, including warrants and debentures convertible into common shares, shall be similarly disclosed.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

          The following summarizes certain material provisions of Tele Nordeste Celular bylaws and the Brazilian Corporate Law, the main bodies of regulation governing us. Copies of Tele Nordeste Celular bylaws have been filed as exhibits to this annual report. Except as described in this section, the bylaws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian Corporate Law.

Register

          Tele Nordeste Celular bylaws were registered with the Public Registry of the state of Pernambuco under company number (NIRE) 26.3.0001109-3.

Corporate Purpose

          Article 2 of the Tele Nordeste Celular bylaws provides that our main corporate purpose is to exercise control over the operating companies that provide mobile telephone and other services in concession areas 5 and 6, as defined by Anatel regulations. Other corporate purposes include:

•	promote, through our controlled or affiliated companies, the expansion of mobile telephone services in their respective concession or authorization areas;

•	procure funding from internal or external sources;

•	promote and foster study and research for the development of mobile telephone services;

•	perform, through our controlled or affiliated companies, specialized technical services related to the mobile telephone industry;

•	promote and coordinate, through our controlled or affiliated companies, the education and training of the staff required by the telephone services;

•	effect or order the import of goods and services for our controlled and affiliated companies;

•	hold interests in other companies.

Directors

          Following is a description of some of the provisions of our bylaws concerning members of the Board of Directors:

•	Pursuant to Art. 23, paragraph XV of, the Board of Directors has the power to approve loans, financing and lease agreements, as well as to issue promissory notes, for an amount exceeding 2% of the shareholders’ equity;

•	Pursuant to Art. 23, paragraph XXIII, the Board of Directors has the power to apportion the global remuneration set forth by the shareholders’ meeting between the Directors and the Executive Officers; and

•	Pursuant to Art. 25, paragraph II, a member of the Board of Directors is not authorized to access information or to attend a meeting of the Board of Directors regarding subjects or proposals in which such director is materially interested.

          Pursuant to the Brazilian Corporate Law, each member of the Board of Directors must have at least one share of our capital stock in order to qualify to be a director. There are no provisions in the by-laws with respect to:

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	age limits for retirement of directors;

•	required shareholding for director qualification;

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or

•	disclosure of share ownership.

Rights Relating to our Shares

     Dividend Rights

          See “Item 8. Financial Information— Policy on Dividend Distributions.”

     Voting Rights

          Each Common Share entitles the holder to one vote at meetings of shareholders. Our Preferred Shares do not entitle the holder to vote except as set forth below. Holders of our Preferred Shares are each entitled to attend or to address meetings of shareholders.

          One of the members of our permanent fiscal committee and his or her alternative may be elected by majority vote of the holders of our preferred shares, as the case may be, present at the annual meeting of shareholders at which member of the fiscal committee are elected.

          Brazilian Corporate Law provides that certain non-voting shares, such as our preferred shares, acquire voting rights in the event we, as the case may be, fail for three consecutive fiscal years to pay the dividend to which such shares are entitled until such payment is made.

          Our Preferred Shares are entitled to full voting rights with respect to:

•	the approval of any long-term contract between us and our affiliates, on the one hand, and any controlling shareholder or, that shareholder’s affiliates and related parties, on the other hand;

•	resolutions modifying certain provisions of our by-laws; and

•	any resolution submitted to the shareholders’ meeting for our delisting or during our liquidation of the shares.

          Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares, as the case may be. Such a meeting would be called by publication of a notice in two Brazilian official gazettes at least thirty days prior to the meeting but would not generally require any other form of notice. In any circumstances in which holders of our preferred shares are entitled to vote, each of our preferred shares will entitle the holder to one vote.

     Meeting of Shareholders

          According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed. The notification must occur at least 15 days prior to the meeting scheduled date. If the first meeting is not installed for some reason, the second notification must happen at least five days before the second meeting date.

          On the first call, meetings may only be installed with a minimum quorum of one fourth of the holders of voting shares. Extraordinary meetings for the amendment of the bylaws may only be installed on the first call with a minimum of two thirds of the voting capital present. On a second call, the meetings are installed regardless of quorum.

     Preemptive Rights

          Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable.

          However, a shareholders’ meeting is authorized to eliminate preemptive rights with respect to the issuance of new share, debentures and warrants convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected:

•	on a stock exchange;

•	in a public offering;

•	through an exchange of shares in a public offering the purpose of which is to acquire control of another company; or

•	through the use of certain tax incentives.

          In the event of a capital increase, which would maintain or increase the proportion of capital represented by our preferred shares, holders of the ADSs, or of our preferred shares, would have preemptive rights to subscribe only to the newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by our preferred shares, holders of the ADSs, or of our preferred shares, would have preemptive rights to subscribe to our preferred shares, in proportion to their shareholdings and to the ordinary shares only to the extent necessary to prevent dilution of their interest in us.

          Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the shares underlying those rights, or an exemption form the registration requirements of the Securities Act of 1933 is available. Consequently, if you are a holder of our ADSs, who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

     Right of Redemption

          Subject to the right of a dissenting shareholder to seek redemption upon a decision made at a shareholders’ meeting by shareholders representing over 50% of the voting shares, ordinary shares or preferred shares are redeemable in case we decide:

•	to change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to change our corporate purposes;

•	to participate in group of companies;

•	to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•	to split up, subject to the conditions set forth by Brazilian Corporate Law;

•	to adopt another corporate type;

•	to approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporate Law; and

•	to merge or consolidate ourselves with another company.

          The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting or, whenever the resolution requires the approval of the holders of our preferred shares by vote taken in a special meeting of a majority of the holders of our preferred shares affected by the resolution within 30 days from the publication of the minutes of that special meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability, as the case may be.

          In addition, the rights of withdrawal connected to bullet points 4 and 9 above may not be exercised by holders of shares if such shares are (1) liquid, defined as being part of the Bovespa Index or other stock exchange index (as defined by the CVM), and (2) such that the controlling shareholder or companies it controls have less than 50% of our shares. Our Preferred Shares are included on the Bovespa Index.

          Unless otherwise provided in the by-laws, which is not the case with us, shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

     Form and Transfer

          Our shares are maintained in book-entry form with a transfer agent, Banco Real S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent. Our preferred shares underlying our ADS are registered on the transfer agent’s records in the name of the Brazilian depositary.

          Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank of Brazil under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, though its local agent, of the certificate of registration to reflect the new ownership.

          The São Paulo stock exchange reports transactions in its market to CBLC, a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, though a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

Material Contracts

          The following is a summary of the material contracts to which we are a party, other than contracts entered into in the ordinary course of business:

•	Until December 2002, each of the Subsidiaries operated under a concession that authorized it to provide specified services and set forth certain obligations. In December 2002, the Subsidiaries converted their respective concessions to operate under SMC regulations into authorizations to operate under PCS regulations. See also “Item 4. Regulation of the Brazilian Telecommunications Industry—authorizations, concessions and Licenses.”

•	The Holding Company entered into a Management Assistance Agreement with TIM, dated October 1, 2000, under which TIM undertook to provide management and consulting services to us in consideration for a payment equal to 1% of the Holding Company’s consolidated net operating revenues. This Management Assistance Agreement entered into effect on October 1, 2000 and remains in effect until September 30, 2003.

•	The Holding Company also entered into a Management Agreement with the Subsidiaries, dated May 2, 2001, under which the Holding Company undertook to provide management and consulting services to the Subsidiaries in exchange for a payment equal to the sum of 1% of the net operating revenues of each of the Subsidiaries. This Management Agreement entered into effect on October 1, 2000 and remains in effect until September 30, 2003.

•	In the United States, the Preferred Shares traded, until June 24, 2002, in the form of ADSs, each representing 20,000 Preferred Shares, issued by The Bank of New York, as depositary (“BONY”), pursuant to a Deposit Agreement, dated July 27, 1998, among the Holding Company, BONY and the registered holders and beneficial owners from time to time of ADRs. Pursuant to a new Deposit Agreement, dated June 24, 2002, among the Holding Company, JPMorgan, as depositary, and the holders from time to time of ADRs, JPMorgan replaced BONY as the depositary for the Holding Company’s ADS program. Since June 24, 2002, the Preferred Shares have traded in the United States in the form of ADSs, each representing 20,000 Preferred Shares, issued by JPMorgan. The rights of holders of ADRs are not materially affected by this change in depositaries, except that holders’ now have contractual rights against JPMorgan, instead of BONY, as depositary.

Exchange Controls

          There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil.

          The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., as custodian for our preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of our preferred shares underlying the ADSs.

          Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended, qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the Brazilian securities commission and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Investors under the Annex IV regulations are also entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

          The Annex IV regulations were superseded as of March 31, 2000 by the rules of Resolution No. 2,689, of January 26, 2000, of the Brazilian monetary council, which sets forth new regulations for investments in capital markets. Foreign investments registered under the Annex IV regulations must conform to the new rules by June 30, 2000. These new rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial capital markets, provided that some conditions are fulfilled. In accordance with Resolution No. 2,689/00, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

          Pursuant to these new rules, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	fill in the appropriate foreign investment registration form;

•	obtain registration as a foreign investor with the Brazilian securities commission; and

•	register the foreign investment with the Central Bank of Brazil.

          The securities and other financial assets held by the foreign investor pursuant to Resolution 2,689/00 must be:

•	registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or by the Brazilian securities commission or

•	registered in register, clearing and custody systems authorized by the Central Bank of Brazil or by the Brazilian securities commission.

          In addition, securities trading is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the Brazilian securities commission.

          On January 26, 2000, the Central Bank of Brazil enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under the Resolution No. 2,689/00 are subject to the electronic registration with the Central Bank of Brazil. Foreign investments registered under the Annex IV regulations must conform to the new registration rules by June 30, 2000.

          Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under the Annex V regulations by the Central Bank of Brazil and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.” According to Resolution No. 2,689/00, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank of Brazil and by the Brazilian securities commission are complied with.

          An electronic registration has been generated in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration is carried on through the Central Bank of Brazil’s information system. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to our preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank of Brazil. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder qualifies under the Annex IV or the Resolution 2,689/00 regulations, or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.” In addition, if the holder is a qualified investor under the Annex IV regulations but resides in a jurisdiction which does not impose income tax or where the income tax is imposed at a maximum rate of 20%, this holder will be subject to a less favorable tax treatment than a holder of ADSs.

          Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil’s balance of payments increased during 1999, and there can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

Taxation

          The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

          Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

     Brazilian Tax Considerations

          The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

          Taxation of Dividends

          Dividends paid by the Holding Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian income tax withholding.

          Taxation of Gains

          Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or Preferred Shares to another non-Brazilian holder are not subject to Brazilian tax.

          Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 20% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not subject to income tax in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a “tax haven” (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are subject to tax at a rate of 15%. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 20%, unless the investor is entitled to tax exempt treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

          Non-Brazilian holders of Preferred Shares registered under Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment since the investor has (i) appointed a representative in Brazil with power to take action relating to the investment in Preferred Shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in Preferred Shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment afforded under Resolution 2,689 and afforded to investors in ADSs is not available to investors resident or domiciled in tax havens.

          There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under Resolution 2,689 will be maintained.

          Gain on the disposition of Preferred Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Exchange Controls.”

          There is a possibility that gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

          Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be subject to the same tax treatment applicable to a sale or disposition of Preferred Shares. The deposit of Preferred Shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in Preferred Shares is lower than (i) the average price per Preferred Share on the Bovespa on the day of the deposit; or (ii) if no Preferred Shares were sold on that day, the average price on the Bovespa during the fifteen preceding trading sessions. In this case, the difference between the amount previously registered and the average price of the Preferred Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15% (unless the Preferred Shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free).

          The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian income tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in “—Exchange Controls.” If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Preferred Shares.

          Distributions of Interest on Capital

          A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation’s capital as an alternative form of making dividend distributions. See “Item 8. Financial Information—Policy on Dividend Distributions.” The rate of interest may not be higher than the TJLP as determined by the Central Bank from time to time (9.50% per annum for the three-month period beginning April 2002). The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of (i) 50% of net income (after the deduction of social contribution or net profits and before the deduction of the corporate income tax deduction and before taking such distribution into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the Holding Company’s Board of Directors.

          Up to the limit mentioned above, distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Holding Company for Brazilian tax purposes. Such payments are subject to Brazilian income tax withholding at the rate of 15%, except for payments to beneficiaries who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to beneficiaries situated in tax havens, which payments are subject to withholding at a 25% rate.

          No assurance can be given that the Board of Directors of the Holding Company will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

          Amounts paid as interest on capital (net of applicable income tax withholding) may be treated as payments in respect of the dividends the Holding Company is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporate Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

          Other Brazilian Taxes

          There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

          A financial transaction tax (the “IOF”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or the conversion of foreign currency into Brazilian currency. The IOF tax rate for most of these transactions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

          The IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day.

          In addition to such taxes, the temporary contribution on financial transactions, or the CPMF tax, is currently levied at a rate of 0.38% on all fund transfers in connection with financial transactions in Brazil. The CPMF will be in effect until December 31, 2004. The current rate of 0.38% will be maintained until December 31, 2003, changing to 0.08% for the subsequent period. As of July 12, 2002, stock exchange transactions are exempted from the CPMF tax.

     U.S. Federal Income Tax Considerations

          The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

          Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

          In this discussion, references to ADSs also refer to Preferred Shares, and references to a “U.S. holder” are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

          For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) holders of ADSs will be treated as owners of the Preferred Shares represented by such ADSs.

          Taxation of Distributions

          A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian, or by the U.S. holder in the case of a holder of Preferred Shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of Preferred Shares. If the Custodian, or U.S. holder in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Under new rules applicable to dividends received after 2002 and before 2009, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15%. This reduced rate does not apply to dividends paid in respect of certain short-term (less than 60 days) or hedged positions. You should consult your own tax adviser regarding the implications of these new rules in light of your particular circumstances. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

          Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

          Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

          A holder of ADSs that is a foreign corporation or nonresident alien individual (“non-U.S. holder”) generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

          Taxation of Capital Gains

          Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%. Long-term capital gains recognized by an individual holder generally are subject to reduced rates. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

          A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

          Backup Withholding and Information Reporting

          Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Preferred Shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

          A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Documents on Display

          The documents concerning us which are referred to in this annual report may generally be inspected at our headquarters in the city of Recife, PE, Brazil.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk principally because certain costs of ours are denominated in currencies (primarily U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. Prior to April 1999, we did not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. In April 1999, we began entering into hedging agreements covering payments of principal on our U.S. dollar denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

          At December 31, 2002, we had principal outstanding in the amount of R$190.1 million on indebtedness denominated in U.S. dollars (consisting of R$13.4 million of equipment financing and R$176.7 million of working capital loans), all of which was covered by hedging arrangements. See Notes 14(b), 14(c) and 25 to the Consolidated Financial Statements. Since we have hedged our exchange rate risk with respect to our borrowings denominated in foreign currency, we have limited our exchange rate exposure with respect to such borrowings. Our foreign-exchange hedging agreements establish a fixed rate at which we agree to purchase U.S. dollars at a future date to pay our U.S. dollar-denominated principal payment obligations, which protect us from devaluations of the real but expose us to potential losses in the event the U.S. dollar declines in value against the real.

          We also remain exposed to market risk from changes in exchange rates and their effect upon planned capital expenditures, a substantial portion of which are denominated in U.S. dollars. With respect to planned capital expenditures for 2003, the potential loss to us that would have resulted from a hypothetical, instantaneous and unfavorable 25% change in the real-U.S. dollar exchange rate as of December 31, 2002 would have been approximately R$25.0 million (assuming that we would have made capital expenditures as originally planned, despite such unfavorable change in rates). In addition, if such a change were to be experienced by us, our cost of financing would increase in proportion to the change.

Interest Rate Risk

          At December 31, 2002, R$337.7 million, or 100%, of our interest-bearing liabilities bore interest at floating rates. Our floating-rate interest obligations are primarily at CDI. We also have entered into hedging arrangements under which we have undertaken fixed-rate obligations in place of some of our floating rate obligations in order to reduce our exposure to interest rate risk. Our cash and cash equivalents (R$414.4 million at December 31, 2002) are held in bank accounts, which also bear interest at CDI. Over a one year period, the potential loss to us, before accounting for tax expenses and minority interests, that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2002 would have been R$4.0 million (assuming that such unfavorable 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates were sustained over a period of one year). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          We are party to certain credit agreements that contained covenants restricting, among other things, (i) the ability of Telebrás to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebrás System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebrás. The Breakup of Telebrás on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebrás constituted events of default under such credit agreements. During 2000, we renegotiated the terms of these credit agreements in order to rectify these defaults. As a result, we have been in compliance with our obligations under these credit agreements since 2000.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15. CONTROLS AND PROCEDURES

          Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our President and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

          Furthermore, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. CODE OF ETHICS

          We have adopted a Code of Conduct and Transparency that applies to our directors, officers, controlling shareholders and members of the Conselho Fiscal in accordance with CVM rules satisfying the requirements of Brazilian Law. Our Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act. However, Brazilian Law no. 6.404 Article 156 specifies that an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, conditions which are identical to those that prevail in the market or under which the company would contract with third parties. Any business which is contracted in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

PART III

ITEM 17. FINANCIAL STATEMENTS

          The Holding Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

          Reference is made to pages F-1 through F-62.

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2000, 2001 and 2002 with Report of Independent Auditors

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2000, 2001 and 2002

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Tele Celular Sul Participações S.A.

We have audited the accompanying consolidated balance sheets of Tele Celular Sul Participações S.A. (“the Company”) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Celular Sul Participações S.A. and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and changes in financial position for the years then ended in conformity with accounting principles established under the Brazilian Corporate Law.

Accounting principles originating from the Brazilian Corporate Law vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated net income for the years ended December 31, 2002 and 2001 and consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 31 to the consolidated financial statements.

Curitiba, Brazil
January 17, 2003, except for notes 20.d and 31.III.a, for which the date is February 28, 2003

Auditores Independentes S.C.

Marcos Antonio Quintanilha
Partner

Independent Auditors’ Report

The Board of Directors and Shareholders
Tele Nordeste Celular Participações S.A.
Recife, Pernambuco

We have audited the accompanying consolidated statements of income, changes in financial position and changes in shareholders’ equity of Tele Nordeste Celular Participações S.A. and subsidiaries for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and changes in financial position of Tele Nordeste Celular Participações S.A. and subsidiaries for the year ended December 31, 2000 in conformity with generally accepted accounting principles established under Brazilian Corporate Law.

Accounting principles established under Brazilian Corporate Law vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations and shareholders’ equity as of and for the year ended December 31, 2000, to the extent summarized in Note 26 to the consolidated financial statements.

February 2, 2001
Recife, Pernambuco

/s/ KPMG Auditores Independentes

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2002
(In thousands of Brazilian Reais)

	December 31,

	2001	2002

Assets
Current assets
Cash and cash equivalents	5,462	11,147
Marketable securities (note 4)	134,397	421,687
Trade accounts receivable, net (note 5)	148,862	165,801
Inventories (note 6)	21,856	15,573
Recoverable taxes (note 7)	30,853	42,386
Deferred taxes (note 8)	22,344	44,590
Other	12,423	4,607

	376,197	705,791

Non current assets
Marketable securities	—	7,705
Recoverable taxes (note 7)	5,268	4,667
Deferred taxes (note 8)	235,986	184,673
Judicial deposits (note 10)	10,908	11,148
Other	1,889	774

	254,051	208,967

Permanent assets
Investments (note 11)	28,707	24,320
Property, plant and equipment, net (note 12)	775,575	655,949
Deferred charges (note 13)	67,649	52,858

	871,931	733,127

Total Assets	1,502,179	1,647,885

	December 31,

	2001	2002

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable (note 14)	63,389	123,677
Loans and financings (note 15)	21,987	38,052
Debentures (note 16)	8,860	210,114
Salaries and related charges (note 17)	13,083	14,115
Taxes and social contribution payable (note 18)	20,794	42,958
Interest on shareholders’ equity payable	26,636	17,697
Dividends payable	2,184	12,489
Other liabilities	14,548	24,968

	171,481	484,070

Noncurrent liabilities
Loans and financings (note 15)	103,539	72,919
Debentures (note 16)	200,000	—
Taxes and social contributions payable (note 18)	60,727	74,193
Accrual for pension plan (note 20)	2,239	2,833
Provision for contingencies (note 19)	6,095	8,951
Other	75	—

	372,675	158,896

Minority interest	149,694	159,589

Shareholders’ equity (note 21)
Capital	245,033	324,666
Capital reserve	195,695	178,062
Revenue reserves	367,601	342,602

	808,329	845,330

Total Liabilities and Shareholders’ equity	1,502,179	1,647,885

See accompanying notes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian Reais)

	Years ended December 31,

	2000	2001	2002

Gross revenues (note 22)	926,082	1,056,346	1,145,948
Deductions from gross revenues (note 22)	(209,195)	(264,917)	(254,684)

Net revenues (note 22)	716,887	791,429	891,264
Cost of goods sold and services rendered (note 23)	(364,468)	(406,033)	(486,383)

Gross profit	352,419	385,396	404,881

Operating revenues (expenses)
Selling (note 24)	(201,150)	(181,424)	(185,446)
General and administrative (note 25)	(76,300)	(71,909)	(83,346)
Equity in loss of affiliated company	—	(1,888)	(4,288)
Other operating expense, net (note 26)	(14,522)	(15,584)	(14,902)

	(291,972)	(270,805)	(287,982)

Operating income before financial results	60,447	114,591	116,899
Financing revenues (expenses)
Interest income	17,463	45,278	121,310
Interest expenses	(62,619)	(72,045)	(103,535)
Foreign exchange losses, net	(12,748)	(17,638)	(36,734)

	(57,904)	(44,405)	(18,959)

Operating income	2,543	70,186	97,940
Non-operating income (expenses), net (note 27)	3,507	10	(127)

Income before taxes	6,050	70,196	97,813
Income tax and social contribution (note 28)	6,320	672	(19,473)
Minority interest	2,998	(10,979)	(12,566)

Net income for the year	15,368	59,889	65,774

Net income per thousands shares outstanding at year end (R$)	0.05	0.18	0.19
Number of outstanding shares on December 31 (thousands)	334,399	337,219	342,970

See accompanying notes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian Reais)

		Capital reserve	Revenue Reserves

		Special
		goodwill		Unrealized
	Capital	reserve	Legal reserve	profits reserve

Balances at December 31, 1999	175,872	—	16,744	126,655

. Partial reduction of capital	(100)	100	—	—
. Incorporation of parent company goodwill	—	205,503	—	—
. Net income for the year	—	—	—	—
. Realization of unrealized profits reserve	—	—	—	(32,427)
Appropriation of net income for the year:
. Legal reserve	—	—	768	—
. Interest on shareholders’ equity	—	—	—	—
. Dividends	—	—	—	—

Balances at December 31, 2000	175,772	205,603	17,512	94,228

Capital increase	69,261	(9,908)	—	—
. Net income for the year	—	—	—	—
. Realization of unrealized profits reserve	—	—	—	(94,228)
. Special reserve for dividends	—	—	—	—
. Profit reserve for expansion	—	—	—	—
Appropriation of net income for the year:
. Legal reserve	—	—	2,994	—
. Interest on shareholders’ equity	—	—	—	—
. Dividends	—	—	—	—

Balances at December 31, 2001	245,033	195,695	20,506	—

. Capital increase	79,633	(17,633)	—	—
. Net income for the year	—	—	—	—
. Realization of special reserve for dividends	—	—	—	—
. Profit reserve for expansion	—	—	—	—
Appropriation of net income for the year:
. Legal reserve	—	—	3,289	—
. Interest on shareholders’ equity	—	—	—	—
Dividends	—	—	—	—

Balances at December 31, 2002	324,666	178,062	23,795	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Revenue Reserves

	Special	Income
	reserve for	reserve for	Retained
	dividends	expansion	earnings	Total

Balances at December 31, 1999	—	—	241,695	560,966

. Partial reduction of capital	—	—	—	—
. Incorporation of parent company goodwill	—	—	—	205,503
. Net income for the year	—	—	15,368	15,368
. Realization of unrealized profits reserve	—	—	32,427	—
Appropriation of net income for the year:
. Legal reserve	—	—	(768)	—
. Interest on shareholders’ equity	—	—	(2,515)	(2,515)
. Dividends	—	—	(9,241)	(9,241)

Balances at December 31, 2000	—	—	276,966	770,081

Capital increase	—	—	(59,353)	—
. Net income for the year	—	—	59,889	59,889
. Realization of unrealized profits reserve	—	—	94,228	—
. Special reserve for dividends	19,257	—	(19,257)	—
. Profit reserve for expansion	—	327,838	(327,838)	—
Appropriation of net income for the year:
. Legal reserve	—	—	(2,994)	—
. Interest on shareholders’ equity	—	—	(20,782)	(20,782)
. Dividends	—	—	(859)	(859)

Balances at December 31, 2001	19,257	327,838	—	808,329

. Capital increase	—	(62,000)		—
. Net income for the year	—	—	65,774	65,774
. Realization of special reserve for dividends	(10,602)	—		(10,602)
. Profit reserve for expansion	—	44,314	(44,314)	—
Appropriation of net income for the year:
. Legal reserve	—	—	(3,289)	—
. Interest on shareholders’ equity	—	—	(17,000)	(17,000)
Dividends	—	—	(1,171)	(1,171)

Balances at December 31, 2002	8,655	310,152	—	845,330

See accompanying notes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian Reais)

	Years Ended December 31,

	2000	2001	2002

Financial resources were provided by:
Operations
Net income for the year	15,368	59,889	65,774
Items not affecting working capital
Depreciation and amortization	156,089	181,950	201,763
Exchange and monetary variations and interest on long-term liabilities	6,475	12,519	12,992
Provision (reversal of provision) for contingencies	(2,003)	4,578	2,858
Equity in loss of affiliated company	—	1,888	4,288
Net book value of property, plant and equipment sold	372	883	2,171
Pension plan contributions	294	65	594
Minority interest	(2,998)	10,979	12,566
Capital gain on acquisition of minority interest	(2,130)	—	—
TIMNET non-consolidation effects	—	(4,736)	—
Other	—	—	(753)
Third parties
Increase of long-term liabilities	341,886	23,436	18,343
Transfer from long-term receivables to current assets	18,597	19,093	49,524

Total resources provided	531,950	310,544	370,120

Financial resources were used for:
Deferred and recoverable taxes	32,814	19,614	16,534
Judicial deposits	902	225	240
Marketable securities	—	—	7,705
Other	2,156	1,168	242
Permanent assets
Investments	—	11,100	926
Property, plant and equipment	180,524	101,684	64,512
Deferred charges	23,786	45,615	3,227
Dividends and interest on shareholders’ equity	11,756	21,641	28,773
Transfer from long-term liabilities to current	19,588	17,818	248,566

Total resources used	271,526	218,865	370,725

Increase (decrease) in working capital	260,424	91,679	(605)

Changes in working capital
Working capital at the end of the year:
Current assets	312,175	376,197	701,268
Current liabilities	199,138	171,481	497,157

	113,037	204,716	204,111
Less working capital at the beginning of the year	(147,387)	113,037	204,716

Increase (decrease) in working capital	260,424	91,679	(605)

See accompanying notes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

1	Operations and background

(a)	History

Tele Celular Sul Participações S.A. (“the Company”) was founded in accordance with Article 189 of Law No. 9,472/97 – General Telecommunications Law and based on Decree No. 2546/98 as of April 14,1998, as a result of the spin-off of Telecomunicações Brasileiras S.A. approved at the Shareholders Meeting held on May 22, 1998.

The Company is a publicly traded company directly controlled by Bitel Participações S.A., which has, as of December 31, 2002, 52.06% of the Company’s voting capital and 20.68% of the Company’s total capital.

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Brazilian Real (R$) in relation to the US Dollar affects the Company’s financial statements. The exchange rate of the Brazilian Real to the US Dollar was R$1.9554:US$1.00, R$2.3204:US$1.00 and R$3.5333:US$1.00 at December 31, 2000, 2001 and 2002, respectively. At December 31, 2001 and 2002, the loans based in US Dollar represented 17% and 13% of Company’s total consolidated debt, respectively.

(b)	Corporate restructuring plan

When the parent company of Tele Celular Sul Participações S.A. (“parent company”) acquired the participation in common shares of the Company as a result of the privatization process, a higher price was paid in relation to the book value of the Company, thus generating a goodwill. During the first quarter of 2000, Tele Celular Sul Participações S.A. and the parent company began a restructuring process in order to transfer the goodwill to the operating subsidiaries in order to obtain the tax deductibility of the goodwill amortization. The estimated tax benefit is approximately R$205,000. During 2002, the tax benefit was R$25,250 (R$25,270 in 2001).

As a first step of the restructuring process, the goodwill was transferred from the parent company to Tele Celular Sul Participações S.A. in two phases, including the creation of a new subsidiary by the parent company to where the goodwill was transferred, and subsequently the merger of this new subsidiary into Tele Celular Sul Participações S.A. This first step was concluded at April 28, 2000 with the approval by the shareholders through an Extraordinary Shareholders Meeting.

In the second step of the process, the Company spun off to the operating subsidiaries their respective shares of the goodwill. This second step was approved by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

A valuation allowance, denominated in the books as “Provision for maintenance of shareholders’ equity”, was recorded by the subsidiaries in relation to the goodwill. Accordingly, the remaining balances correspond to the tax benefit arisen from the future amortization of goodwill.

As of December 31, 2002 the remaining value of the resulting tax credit in relation to both income taxes and social contribution tax on profits of the subsidiaries was R$141,106 (R$166,358 in 2001). This is shown in the balance sheet as part of deferred taxes (R$24,857 as current and R$116,249 as noncurrent assets on December 31, 2002 and R$18,053 and R$148,305 on December 31, 2001, respectively).

Under the terms of the reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects on the Company’s profitability or the flow of dividends to its minority shareholders. The effect of the reorganization on the balance sheet and income statement accounts as at December 31, 2001 and 2002 and for the years then ended is shown below:

Balance sheet effects:

	December	December
	31, 2001	31, 2002
Unamortized balance of goodwill	489,287	414,964
Provision for maintenance of shareholders equity	(322,929)	(273,858)

Tax benefit balance presented under “Deferred and recoverable taxes”	166,358	141,106

Income statement effects:

	2001	2002

Goodwill amortization	(74,322)	(74,322)
Provision reversal	49,052	49,072
Tax credit balance	25,270	25,250

Net income effect	—	—

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The goodwill is being amortized over 10 years, starting in August 1998, at a rate of 4% p.a. in the first two years with the balance being amortized straight line over the remaining eight years. The provision for maintenance of shareholders equity was established at an amount sufficient to reduce the unamortized balance of the goodwill to the estimated value of the future tax benefits that will be generated by its amortization in the subsidiaries. This is also the amount necessary to ensure that there will be no reduction in the amount of retained earnings available for the distribution of dividends on account of the future amortization of the goodwill in excess of the related tax benefit. The counter-entry to the initial recognition of the tax credit balance is recognized directly in shareholders equity as a capital reserve. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensured the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder.

(c)	Company subsidiaries

In the corporate restructuring process described in item (d) below, the Company maintained the ownership control of Telepar Celular S.A., acting in an integrated way with its subsidiary.

The Company also has an ownership interest in the affiliated company TIMnet.com S.A.

Except for TIMnet.com S.A., the direct and indirect subsidiaries are providers of mobile telephone services in the Brazilian states of Paraná (except for the cities of Londrina and Tamarana) and Santa Catarina, and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the State of Rio Grande do Sul. The Company provides such mobile telephone services under concession terms granted by the Federal Government. These concessions will expire on September 3, 2007, September 30, 2008 and April 14, 2009 for Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., respectively. Those concessions may be subsequently renewed for an additional period of 15 years by the granting authority.

Through November 30, 2002, the Company had ownership interests in Telesc Celular S.A. and CTMR Celular S.A. As discussed in (d) below, the ownership interests were transferred to Telepar Celular S.A.

TIMnet.com S.A. was founded on July 13, 2000, in order to provide Internet access and related services to end users, including internet hosting, web design, information technology and data processing services, information technology and telecommunications consulting and technical support. At December 31, 2002 the Company’s interest in TIMnet.com S.A. was 20% and is recorded as a non-consolidated investment in an affiliated company.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(d)	Corporate Reorganization

On December 26, 2002, the Board of Directors approved the corporate reorganization, which was previously approved by the Extraordinary General Meeting held on November 19, 2002, in which all shares issued by Telesc Celular S.A. and CTMR Celular S.A., which were previously owned by Tele Celular Sul Participações S.A., were transferred to Telepar Celular S.A.

The corporate restructuring was performed in order to achieve the following, among other reasons: i) operational integration between the subsidiaries, which will allow the sharing of the knowledge of the businesses and consequent cost reductions; ii) concentration of the shares of the subsidiaries in one public company generating a benefit to all shareholders.

The restructuring process was performed through the exchange of Telesc Celular S.A. and CTMR Celular S.A. shares for shares issued by Telepar Celular S.A., resulting in a capital increase on Telepar of R$578,959 as well as Telepar’s ownership of Telesc and CTMR. Telesc and CTMR became subsidiaries of Telepar. The new shares issued by Telepar, as a result of the capital increase, were given to the shareholders of Telesc and CTMR.

(e)	Purchase of interest in Telesc Celular S.A.

On April 4, 2002, the Annual Shareholders’ Meeting of the subsidiary Telesc Celular S.A. approved a capital increase in the benefit of the Company, related to the tax benefit originated from the amortization of the deferred tax related to the goodwill formed during the partial spin off the Company, in accordance to the article 7, paragraph 1, of the Brazilian Securities and Exchange Commission - CVM Instruction 319/99. The capital increase of R$17,633, was represented by the issuance of 73,697,887 common shares without nominal value, with 72,082,532 shares issued in favor of the Company and 1,615,355 shares issued in favor of the minority shareholders based on their right of preferential exercise.

(f)	Technological platform

The Company and its subsidiaries are developing studies to offer mobile phones that operate in the GSM technology, in addition to the services currently offered in the TDMA technology, increasing its services portfolio to clients.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

2	Presentation of the financial statements

a)	Basis of preparation and disclosures

The consolidated financial statements were prepared in accordance with accounting principles originating from Brazilian Corporate Law and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (CVM), and the related rules applicable to the public telecommunication service concessionaires.

Tele Celular Sul Participações S.A. is a publicly traded company and has American Depositary Receipts traded on the New York Stock Exchange. Consequently, the Company is subject to the rules of the United States Security and Exchange Commission (SEC) and is also required to include in its financial statements specific disclosures relating to the reconciliation between shareholders equity and net income prepared in accordance with Brazilian Corporate Law and shareholders equity and net income based on accounting principles generally accepted in the United States of America (US GAAP). See Note 31.

b)	Consolidated financial statements

The consolidated financial statements include the consolidated assets and liabilities of the Company and its subsidiary, and the results of operations of Telesc Celular S.A. and CTMR Celular S.A. for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002, through November 30, 2002, as well as, the results of operations of Telepar Celular S.A for the years ended December 31 2000, 2001 and 2002.

Description of main consolidation procedures:

I.	Elimination of assets and liabilities balances between the consolidated subsidiaries;

II.	Elimination of investments, reserves and retained earnings of the subsidiaries;

III.	Elimination of revenues and expenses generated by transactions between the companies;

IV.	Disclosure of the minority interest participation in the consolidated financial statements.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The Company’s ownership percentage in the subsidiaries as of December 31, 2000, 2001, and 2002 was the following (% of total capital and voting capital):

	December 31,

	2000	2001	2002

Telepar Celular S.A.
Total capital	73.57%	73.57%	80.79%
Voting capital	87.43%	87.43%	90.19%
Telesc Celular S.A.
Total capital	82.92%	83.13%	—
Voting capital	91.40%	91.62%	—
CTMR Celular S.A.
Total capital	78.55%	78.55%	—
Voting capital	81.32%	81.32%	—

On April 2001 the Company’s ownership percentage of TIMnet.com S.A. was reduced from 50% to 33% and as of December 2002, the ownership percentage was further reduced to 20%. Consequently, commencing January 1, 2001 the Company has been accounting for its investments in TIMnet.com S.A. under the equity method of accounting. Since the acquisition of the investment in July 13, 2000 and through December 31, 2000, the Company had proportionally consolidated the financial position and results of TIMnet.com S.A.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Reclassification to the financial statements for the years ended December 31, 2000 and 2001

Some reclassifications have been made to prior years amounts in order to provide a better presentation and comparison with current year financial statements as follows:

	2000		2001

		Amount		Amount
	Current	originally	Current	originally
	amount	disclosed	amount	disclosed

Current assets
Cash and cash equivalents
Reclassified to marketable securities	—	—	5,462	139,859
Marketable securities
Reclassified from cash and cash equivalents	—	—	134,397	—
Operating revenues (expenses)
General and administrative expenses
Reclassified employees bonus performance	76,300	74,038	71,909	67,780

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

3	Summary of significant accounting practices

These financial statements were prepared according to the accounting principles originating from the Brazilian Corporate Law, and were translated from Portuguese into English. Additionally, certain terminology was changed and certain footnotes were complemented to better represent the reporting standards prevailing in the United States of America.

The significant accounting practices adopted in the preparation of the consolidated financial statements are consistent with those adopted in prior periods.

(a)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(b)	Marketable securities

Marketable securities represent temporary investments to be held up to the maturity dates which are over one year, and are recorded at cost, as current and long term assets, plus interest earned up to the balance sheet date.

(c)	Trade accounts receivable

Trade accounts receivable represent services and products billed to customers, unbilled services rendered to customers, as well as amounts arising from the use of the Company’s telecommunications network by subscribers of other telecommunications companies.

The allowance for doubtful accounts is recorded based on an analysis prepared by management which considers the customer base profile, the aging of overdue accounts and the overall economic environment. Management believes the provision amount is sufficient to cover estimated losses of the receivables.

(d)	Inventories

Inventories primarily include cellular handset equipment which is stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(e)	Investments

Represent the permanent investments in the affiliated company, which is recorded based on equity method, and the goodwill originated on the acquisition of additional shares in Telepar Celular S.A. The accounting practices adopted by the affiliated company are consistent with those adopted by the Company.

(f)	Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets. Expenditures for repairs and maintenance of existing property, plant and equipment, which extend the useful lives of the related assets, as well as the interest computed on debts that finance the construction of property, plant and equipment, are capitalized and amortized over the remaining useful life.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2000, 2001 and 2002.

(g)	Deferred charges

Deferred charges represent expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Significant costs incurred during the preliminary stage, as well as maintenance and training costs, are expensed as incurred.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(h)	Interest attributed to shareholders’ equity

Brazilian corporations are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends. The amount of interest is at the Company’s discretion and is deductible for income tax purposes. The Company has elected to pay such interest to its shareholders with respect to the years ended December 31, 2000, 2001 and 2002, and has accrued the amount due, net of withholding tax, with a direct charge to shareholders’ equity. The distribution of such interest to shareholders is subject to withholding for income tax at the rate of 15%.

(i)	Income and social contribution taxes

These taxes are calculated and recorded based on the tax rates prevailing on the date of the consolidated financial statements. Deferred taxes are recorded on timing differences and on income and social contribution tax loss carryforwards, whenever applicable. Management expects that deferred tax assets will be realized over the next four years. Under Brazilian tax legislation, tax losses related to income tax and negative social contribution tax basis have no expiration date and may be used to off-set taxable income in any given year up to a maximum of 30% of such taxable income.

Based on the business plan for future years and on the corporate reorganization implemented during 2002, as described in Note 1(d), management expects the deferred tax assets recorded by the subsidiary Telepar Celular S.A. be realized in 4 years.

(j)	Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(k)	Provision for contingencies

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal counsel, and is considered sufficient to cover losses and risks classified as probable.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(l)	Provision for compensated absences

Vacations and other employee benefits are recorded as they are earned by the employees.

(m)	Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(n)	Financial income (expenses)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(o)	Research and development, and advertising costs

Research and development, and advertising costs are expensed as incurred.

(p)	Employees’ bonus performance premium

As the operating targets are met, the Company records a provision for employees’ bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as “general and administrative expenses”.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(q)	Pension plan – actuarial gains and losses recognition

The Company and its subsidiaries maintain pension and post-retirement benefits plan for certain employees (see Notes 20 and 31.III.a).

Accounting standards established by Brazilian Corporate Law through December 31, 2000 required recognition as pension plan cost of the amounts of contributions due in each period on an accrual basis.

During the year ended December 31, 2001, the Brazilian Securities and Exchange Commission – CVM approved a new standard (CVM No.371) which modified the accounting for pension and other post-retirement benefits. As allowed by the CVM, the Company and its subsidiaries have elected to record the adjustments related to its actuarial liabilities over a period of five years commencing in 2002. The effect of such accounting change was R$587 for the year ended December 31, 2002.

The actuarial gains and losses related to the pension plans financed by the Company have been recognized beginning 2002 based on the highest value between 10% of the present value of the actuarial liability and 10% of the fair value of the plan assets.

(r)	Minority interest

The minority interest corresponds to the interest of the minority shareholders in the subsidiaries.

(s)	Use of estimates

The preparation of financial statements in accordance with accounting principles under Brazilian Corporate Law requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(t)	Net income per thousand shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

4	Marketable securities

The balance of marketable securities is comprised as follows:

	2001	2002

Banco do Brasil S.A.	125,303	288,226
Bank Boston S.A.	2,997	24,119
Unibanco S.A.	—	26,842
Santander S.A.	—	10,332
Citibank S.A.	3,622	30,489
HSBC Bank	—	30,902
Banco Real S.A.	2,463	18,480
Banco Bradesco S.A.	12	2

	134,397	429,392

Current	134,397	421,687
Noncurrent	—	7,705

The investments consist of Federal Government securities and banking deposits certificates (CDB), with due date between 2003 and 2005, with average interest between 99.5% to 100% of the Interbank Deposit Certificate (CDI) rate.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

5	Trade accounts receivable, net

	2001	2002

Services billed	32,289	35,040
Services unbilled	36,094	35,649
Use of network	31,950	35,872
Sales of merchandise	55,381	65,773

	155,714	172,334
Allowance for doubtful accounts	(6,852)	(6,533)

	148,862	165,801

	2001	2002

Accounts receivable aging list
Falling due	131,036	147,773
Due up to 60 days	15,710	16,029
Due over 60 days	8,968	8,532

Changes in the allowance for doubtful accounts were as follows:

	2000	2001	2002

Balance at beginning of year	21,065	12,733	6,852
Amounts charged to selling expenses	59,051	18,335	30,761
Write-offs against the provision	(67,383)	(24,216)	(31,080)

Balance at end of year	12,733	6,852	6,533

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

6	Inventories

	2001	2002

New handsets, accessories, cards and kits	21,094	15,726
Used handsets	2,619	1,140
Provision for realization value adjustment	(1,857)	(1,293)

	21,856	15,573

7	Recoverable taxes – current and noncurrent

	2001	2002

Recoverable taxes
Income taxes
Prepayments	4,600	16,392
Withholding tax on financial investments	5,817	6,694
Withholding tax on interest on shareholders’ equity	4,621	856
Social contribution tax
Prepayments	1,828	7,553
State VAT (ICMS)	19,255	15,558

	36,121	47,053

Current	30,853	42,386
Noncurrent	5,268	4,667

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

8	Deferred taxes – current and noncurrent

	2001	2002

Deferred taxes
Tax loss carryforwards	76,151	64,771
Timing differences
Exchange variations	6,456	7,413
Allowance for bad debt	2,999	3,055
Goodwill amortization	921	7,031
Provision for contingencies	2,070	3,043
Employees bonus performance premium	1,983	1,442
Provision for pension plan	761	963
Provision for reduction to market value of inventories	631	439
Tax benefit related to goodwill paid on privatization	166,358	141,106

	258,330	229,263

Current	22,344	44,590
Long-term	235,986	184,673

Tax benefit related to goodwill paid on privatization refers to the future tax benefit arising from the restructuring plan (see Note 1.b).

At December 31, 2002, the Company and its subsidiary Telepar Celular S.A. had consolidated operating loss carryforwards totaling R$190,618 and R$190,721 for income tax and social contribution purposes, respectively. The loss carryforwards have no expiration date and are available to offset up to 30% of the Companies’ future taxable income in any given year.

Based on projections made by the Company, the deferred tax assets (long term) will be realized as follows:

2002

2004	57,403
2005	39,897
2006	41,866
2007	45,507

184,673

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

9	Related party transactions

The main transactions between the Company and subsidiaries, which have been eliminated in these consolidated financial statements, are represented by network use services and loans, and were carried out under agreed upon terms. A summary with transactions with related parties is as follows:

	Tele		TIM
	Nordeste	Maxitel	Celular
	Partic.	Celular	Centro Sul	TIM Brasil
	S.A.	S.A.	S.A.	S.A.	TIMnet	Total

Assets
Loans – Current
2002	—	—	31	141	—	172
2001	76	—	—	—	—	76
Other receivables
2002	47	244	—	—	—	291
Liabilities
Loans
2002	—	—	—	527	26	553
2001	—	—	—	1,356	—	1,356
Other liabilities
2002	54	51	—	—	162	267
2001	—	—	—	—	2,020	2,020
Other information
Financing revenues
2002	—	—	137	10	—	147
2001	—	1,324	164	45	—	1,533
Other revenues
2002	606	355	—	—	—	961
Cost of services – selling expenses
2002	(530)	(435)	—	—	(1,025)	(1,990)
2001	—	—	—	—	(1,542)	(1,542)

The related party transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

10	Judicial deposits

At December 31, 2002, the judicial deposits of R$11,148 (R$10,908 as of December 31, 2001), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisors’ opinion, believes that it will win this cause; therefore, it did not record a contingency reserve for this amount.

11	Investments

	2001	2002

Investments
Affiliated company	13,712	10,179
Goodwill on acquisition of additional shares in Telepar Celular S.A.	14,585	12,806
Other	410	1,335

	28,707	24,320

Investment in affiliated company represents the participation of 20% in the TIMNET.com S/A. capital and is summarized as follows:

Ownership (%)	20.0%
Shareholders’ equity as of December 31, 2002	50,894
Loss for the year	(21,441)
Equity in loss	(4,288)
Investment at December 31, 2002	10,179

2002

TIMNET.com	13,712
Opening balance	(4,288)
Equity in loss	755

Others	10,179

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

12	Property, plant and equipment

	2001	2002
					Estimated
			Accum.		Depreciable
	Net	Cost	Depreciation	Net	Lives (years)

Switching equipment	146,560	231,391	(102,335)	129,056	7
Transmission equipment	462,403	825,456	(459,956)	365,500	7
Terminals, energy equipment, furniture, tools and instruments	45,996	80,956	(42,978)	37,978	10
Leasehold improvements	6,668	12,717	(8,147)	4,570	3
Towers, posts, support and protection devices	41,557	53,331	(10,385)	42,946	25
Rights to use software and computer equipment	32,106	71,059	(30,781)	40,278	5
Buildings	17,879	26,882	(10,352)	16,530	25
Vehicles	807	2,447	(1,863)	584	5
Land	3,120	3,135	—	3,135	—

Assets and installations in use	757,096	1,307,374	(666,797)	640,577
Construction in progress	18,479	15,372	—	15,372

	775,575	1,322,746	(666,797)	655,949

(a) Interest capitalization

During the years ended December 31, 2000, 2001 and 2002, interest of R$14,680, R$4,148, and R$646 respectively, was capitalized as part of the cost of property, plant and equipment.

(b) Leases

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. The annual lease expenses under those agreements were R$47,892, R$16,106, and R$16,675 for the years ended December 31, 2000, 2001, and 2002, respectively.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(c) Recoverability of property, plant and equipment

As described in Note 1 (f), the Company and its subsidiaries plan the implementation of the GSM technology in their networking, in addition to the actual TDMA technology. The implementation studies of this new technology, including investments plans, have not been completed. During 2002 and 2001, no adjustment to the Company’s assets was considered necessary, as a result of the introduction of the new GSM technology.

13	Deferred charges

	2001	2002

Software development costs	88,478	91,704
Accumulated amortization of software development costs	(20,829)	(38,846)

	67,649	52,858

14	Accounts payable

	2001	2002

Suppliers	52,244	110,186
Network usage service	11,145	13,491

	63,389	123,677

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

15	Loans and financing

(a)	Composition

					Swap entered into to swap financial charges to:

					December 31, 2001		December 31, 2002

			Balance as	Balance as
	Currency		of	of		Interest rate		Interest rate
	of denomi-	Interest	December	December	Notional	swapped	Notional	swapped
	nation	rate (p.a%)	31, 2001	31, 2002	amount	(% p.a.)	amount	(% p.a.)

US dollars
Suppliers	US$	6.61% to 7.3%	5,519	2,482	5,519	100% of CDI	2,482	100% of CDI
Eximbank	US$	7.03%	54,312	39,134	54,312	20%	39,134	100% of CDI
Brazilian reais
BNDES	R$	TJLP plus 4%	49,928	49,993	—	—	—	—
BNDES	R$	Umbndes plus 4%	15,767	19,362	—	—	—	—

Total			125,526	110,971
Less current maturities			(21,987)	(38,052)

Long term			103,539	72,919

References:

TJLP	- Taxa de Juros de Longo Prazo”, a long-term interest rate reset quarterly by the Brazilian Central Bank. At the fourth quarter ended December 31, 2002, the TJLP rate was 10.00% per annum (10.00% at the fourth quarter ended December 31, 2001).

CDI	- Interest rate on interbank certificates of deposit. During the year ended December 31, 2002 the annual average CDI interest rate was 19.10% (17.29% in 2001).

Umbndes	- Monetary unit of BNDES, a unit indexed to a basket of currencies in which the BNDES is funded. During the year ended December 31, 2002 the annual average Umbndes interest rate was 25.43% (15.36% in 2001).

Eximbank	- Export and Import Bank of the United States of America

BNDES	- Banco Nacional de Desenvolvimento Econômico and Social

(b)	Maturities over one year

2002

2004	37,704
2005	17,724
2006	17,108
2007	383

72,919

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(c)	Covenants

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company was in compliance with all such restrictive clauses in 2001 and 2002.

16	Debentures

In October 2000, the subsidiary Telepar Celular S.A. issued 20,000 non-convertible debentures, due in 2003. The interest rate is equal to 102.7% of the Brazilian Interbank Rate (CDI), payable semiannually. Telepar Celular S.A. has complied with all covenants as of December 31, 2002. The debentures are guaranteed by the Company.

The debenture issuance expenses of R$1,670 were registered as Other Assets – Current Assets, and are being amortized over a period of 36 months, since the debentures issuance date. At December 31, 2002 the balance registered in this account was R$451 (R$993 at December 31, 2001).

17	Salaries and related charges

	2001	2002

Salaries	1,844	2,337
Social charges	6,771	6,977
Other labor benefits	566	555
Employees bonus performance premium	3,902	4,246

	13,083	14,115

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

18	Taxes and social contribution payable — current and noncurrent

	2001	2002

Income tax	10	747
Social contribution tax	48	74
ICMS (State value added tax)	75,183	106,035
PIS (Federal sales tax)	825	1,928
COFINS (Federal sales taxes)	3,804	6,659
Fistel fee	1,003	1,085
FUST fee	376	397
FUNTTEL fee	188	199
Other	84	27

	81,521	117,151

Current	20,794	42,958
Noncurrent	60,727	74,193

Maturity dates

2002

2004	23,968
2005	29,773
2006	18,363
2007	2,089

74,193

The subsidiary Telepar Celular S.A. entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective generating event, subject to interest based on UPF/PR index which in 2002 was 9.989% per year (5.1204% in 2001). This benefit was granted by the State of Paraná through the “Programa Paraná Mais Emprego” (Paraná Program for More Employment).

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

19	Provision for contingencies

The composition of the provisions recorded under Liabilities is as follows:

	2001	2002

Labor	2,396	2,268
Tax	100	30
Civil	3,599	6,653

	6,095	8,951

No provisions are recorded for the lawsuits whose outcome is considered favorable to the Company by the lawyers, including the lawsuit challenging the ICMS tax (State VAT) as mentioned in Note 10 and below.

Labor claims

The provision for labor claims represents management’s estimate of probable losses in relation to the various suits filed by former employees.

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Potential litigation

Telecomunicações Brasileiras S.A.-Telebrás, Telecomunicações de Santa Catarina S.A.-Telesc, Telecomunicações do Paraná S.A.-Telepar and Companhia Telefônica Melhoramento e Resistência-CTMR, legal predecessors of the Company and of Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telesc, Telepar and CTMR prior to the effective date of the spin-off of their assets and liabilities to Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A. remains with their respective predecessors, except for those liabilities for which specific accounting provisions have been assigned to the cellular telecommunications companies at the spin-off. Any claims against Telesc, Telepar and CTMR which are not met by them could result in claims against Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A., since they received assets that could have been used to settle those claims had they not been spun off from their respective predecessors. Under the terms of the breakup of Telebrás, liabilities for any claims arising out of the acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (in which case Telebrás and the Company are jointly and severally liable) and any liabilities for which specific accounting provisions have been assigned to the Company. Creditors of Telebrás may challenge this allocation of liability. Management believes that the chances of any claims materializing and having a material adverse financial effect on the subsidiaries and/or the Company are remote and, therefore, no provision was recorded as of December 31, 2001 and 2002.

Tax Claims – VAT State (ICMS) on Activation Fees and Other Services

On June 19, 1998 the Secretaries of the Treasury of each Brazilian state approved an agreement (Agreement 69/98) to interpret the existing Brazilian tax law to broaden the application of the ICMS tax, to cover not only telecommunication services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of the tax law, the ICMS tax may be applied retroactively for such services rendered over the last five years.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The Company and its subsidiaries believe that the attempt of the State Treasuries to extend the scope of the ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state Secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. Furthermore, the Company is of the opinion that Telesc, Telepar and CTMR, legal predecessors of the Companies, would be liable for any payments made in connection with any claim arising from the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No provision for such taxes has been made in the accompanying consolidated financial statements as the Company and the subsidiaries do not believe that it is probable that such taxes will be payable for services during the last five years.

There can be no assurance that the Company will prevail in its position that the new interpretation by the state Treasury Secretaries is unlawful. If ICMS were applied retroactively to activation fees earned during the past five years, it would give rise to a maximum liability estimated at R$24,409 as of December 31, 2001. At December 31, 2002 the amount does not present a risk to the Company since according to Brazilian legislation, after a period of five years, the fiscal and accounting books of the companies cannot be assessed by the tax authorities. If the ICMS were applied retroactively to activation fees earned by the operating subsidiaries since its inception on January 5, 1998, it could have a material negative impact on the financial condition of the Company subsequent to January 5, 1998.

20	Pension plans

As detailed below, the Company and its subsidiaries sponsor several defined benefit pension and health-care plans. The Company and its subsidiaries contributed to all the pension and health-care benefit plans, and recorded as expenses the amounts of R$1,388, R$1,267 and R$1,459 in 2000, 2001, and 2002, respectively. These plans were sponsored by all companies of the old Telebras system (PBS-A-Sistel and PAMA-Sistel Plans).

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(a)	PBS Tele Celular Sul and PAMA — Tele Celular Sul

Since January, 2000 the Company and its subsidiary sponsor a defined benefit retirement pension plan — Plano PBS Tele Celular Sul, covering approximately 25% of the Company employees. In addition to supplementary pension payments, the plan offers medical assistance (PAMA — Tele Celular Sul) to retirees and their dependents, under a shared cost system. Contributions to the plans (PBS Tele Celular Sul e PAMA) are determined based on actuarial studies prepared by independent actuaries, in accordance with current Brazilian rules. The costing method used is the capitalization method, and the sponsor contribution is equal to 13.5% of the payroll of the employees covered by the plan, from which 12% are marked for funding the PBS Tele Celular Sul plan. During 2002, the Company recognized as expenses the amount of R$1,459.

(b)	PBS-A-SISTEL plan and PAMA-SISTEL plan

The Company, together with other companies of the former Telebrás System, sponsors private pension and medical plans to retirees, managed by Fundação Sistel de Seguridade Social — SISTEL. Up to December 1999, all companies sponsoring Sistel-managed plans were jointly responsible for all plans then in place. On December 28, 1999, the sponsors of Sistel-managed plans reached an agreement to create individual company pension plans, maintaining joint responsibility for only those employees who were participants as of January 31, 2000. This led to a proposal for a restatement of the Sistel By-Laws and Regulations, which was approved by the Supplementary Pension Department on January 13, 2000.

The post-retirement health care benefits (PAMA-Sistel) and the social security plan (PBS-A-Sistel) are multi-employer defined benefit plans. The contributions of the Company and its subsidiaries are not segregated or restricted in the plan accounts to identify the assets and obligations relating to the Companies. The Company and its subsidiaries are also jointly liable for the total liabilities of the plans.

(c)	PBT-Telepar plan and PAMEC-Telepar plan

Telepar Celular S.A. also sponsors a defined benefit plan and a health care plan to the retirees of its predecessor company (Telecomunicações do Paraná S.A.), formerly sponsored by such predecessor company and that are managed by SISTEL. As a consequence of the breakup of Telebras System, in May 1998, Telepar Celular S.A. and Brasil Telecom Participações S.A. (the company that received the fixed-line operations previously held by Telecomunicações do Paraná S.A.) became a jointly sponsorship of a Defined Benefit Plan — PBT (Plano de Benefício Telepar), the Supplementary Medical Plan (PAMEC) and the Agreement for Management of Pension Payments to Retirees and Pensioners - Telepar, because of the split-off from the Telebras System.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The costing method of the PBT plan is the capitalization method and the contribution payable by the Company is equal to 10% of the payroll of the participants.

The contributions to the PAMEC plan and Agreement for Management were fully paid in July 1998, through a single funding payment.

(d)	TIMPREV

The Company sponsors a defined benefit pension plan to a group of employees from the former Telebrás system that is managed by SISTEL, which resulted from the legal provisions established at the time of privatization of that company in July 1998, as described in items a, b and c above.

During 1999 and 2000, each sponsor of the plans managed by SISTEL began creating their own individual retirement plans. The sponsors maintained the joint plan only for those participants who had retired prior to January 31, 2000. During 2002, the Company began structuring a defined contribution plan.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new defined contribution pension plan, TIMPREV, which provides new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

Migration to the new plan was optional for participants of the defined benefit plan. The option to migrate could be exercised up to January 29, 2003.

During 2002, the human resources department began taking steps to provide employees information about the new plan, including information about the differences between the defined benefit plan and TIMPREV.

Under TIMPREV, the risk of the sponsor in relation to eventual actuarial deficits decreases, due to the characteristics of a defined contribution plan.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Under TIMPREV, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administrator of TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

•	Regular retirement pension

•	Anticipated retirement pension

•	Disability pension

•	Deferred proportional benefit

•	Death pension

The effects of TIMPREV, which became effective as of February 2, 2003 are described in note 31.III.a.

(e)	Supplementary pension

As successor in the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, the Company sponsors the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

The agreement encompasses 86 employees hired before December 31, 1982, who are entitled to additional retirement benefits, only if they retire after having worked for the minimum time required for retirement (30 years for men and 25 years for women).

In June 1998, after the breakup of Telebrás, the Company and its subsidiary Telepar Celular S.A. opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company and Telepar Celular S.A. allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$2,310, on December 31, 2002 (R$2,239 in 2001) will be used to cover the benefits of those employees who have not opted yet (4 employees on December 31, 2001 and 2002).

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

21	Shareholder’s equity

(a)	Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, so as not to exceed 700 billion common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company’s capital may be modified with the approval of an Extraordinary General Meeting if and when the capital has been fully utilized or when the difference between such limit and the subscribed capital is not sufficient to guarantee the capitalization plan for the year.

On April 16, 2002, the shareholders meeting approved a capital increase of R$17,633, through the issuance of 2,169,230,189 common shares and 3,582,108,751 preferred shares with no par value to Bitel Participações S.A. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of Tele Celular Sul Participações S.A., as permitted by CVM Instruction No.319/99, Article 7, Paragraph 1.

The subscription price per 1,000 shares was R$2.82 for the common shares and R$3.21 for the preferred shares.

During 2002, the shareholders approved a capital increase. As permitted by Brazilian Corporate law, the capital increase was accomplished by transferring amounts from retained earnings and legal reserve accounts, totaling R$62,000. No capital shares were issued.

The subscribed and paid-in capital at December 31, 2002 is represented by shares with no par value, as follows:

	Common	Preferred	Total

Quantity (in millions of shares)	129,358	213,612	342,970
Amount (R$)	122,454	202,212	324,666

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative, 6% dividend based upon their nominal capital value and to priority over the common shares in the case of liquidation. Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

In the Extraordinary Shareholders Meeting of December 20, 2002, the Company bylaws were amended to adapt them to the New Corporation Law, including the first paragraph of article 10, which assures holders of preferred shares, annually, the right to receive dividend per share corresponding to 3% of net equity per share as per the latest approved balance sheet, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criterion, described in the preceding paragraph.

(b)	Capital reserve

This reserve was generated by the corporate restructuring process implemented during 2000, mentioned in Note 1-b. At the end of each fiscal year, a portion of this reserve which corresponds to the tax benefit for the year can be capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders in the proportion of its participation, by type and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c)	Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d)	Unrealized profits reserve

This reserve was constituted due to the spin-off of TELEBRÁS and represents profits recorded and not realized in cash. It was transferred to Tele Celular Sul Participações S.A. offsetting its investment in subsidiary companies. The Company is fully realizing this reserve in 2001.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(e)	Dividends

The dividends are being calculated in accordance with the Company’s by Laws and with Brazilian Corporate Law. According to the Company’s by Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31,considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income (as described below)

For the purposes of the Brazilian Corporation Law, and in accordance with Tele Celular Sul Participações S.A.’s By-Laws, “adjusted net income” is an amount equal to the net profit adjusted to reflect allocations to or from: (i) the statutory and legal reserves, (ii) a contingency reserve for probable losses, if applicable, (iii) profit reserve for expansion, and iv) unrealized profit for reserve.

Statutory minimum dividends at December 31, 2001 and 2002 were calculated as follows:

	2001	2002

Net income for the year	59,889	65,774
(-) Constitution of legal reserve	(2,994)	(3,289)
(+) Realization of the unearned income reserve	94,228	—

Basis for computation of mandatory dividends	151,123	62,485
Mandatory dividends (25%)	37,781	15,621

Interest on shareholders’ equity	17,665	14,450
Complementary dividends	20,116	1,171
Realization (transfer to special reserve for dividends) of special reserve for dividends	(19,257)	10,602

Final proposed dividends	18,524	26,223

Common shares	6,987	9,891
Preferred shares	11,537	16,332
Dividends and Interest on shareholders’ equity per thousand shares (reais)
Common shares	0.0549	0.0765
Preferred shares	0.0549	0.0765

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The payable balances of dividends and interest on shareholders’ equity (Law No. 9,249/95) will be updated based on the “Reference Rate (TR)” starting as of year-end to the date fixed for its payment.

(f)	Interest on shareholders’ equity

As suggested by management, at December 31, 2001 and 2002, interest on shareholders’ equity, fully added to the dividends, was recorded in accordance with Law No. 9,249/95, Article 9. This amount was recorded net of income tax after the shareholders meeting approval.

The amount is shown as follows:

	2001	2002

Interest on shareholders’ equity
Common shares	12,944	6,412
Preferred shares	7,838	10,588
Withholding tax	(3,117)	(2,550)

Net amount	17,665	14,450

(g)	Special reserve for dividends

During 2001, the Shareholders Meeting approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$19,527, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

During 2002, management is proposing “Ad referendum” of the Shareholders Meeting the realization of the special reserve for dividends, in the amount of R$10,602 leaving a remaining portion of R$8,655 to be realized in the future.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(h)	Income reserve for expansion

The remaining balance of the year’s net income for 2002, allocated as prescribed by Law No. 6,404/76, Article 202, in the amount of R$44,314 comprises the balance of income reserve for expansion and will be used to continue expansion of network. The retention will be sustained by a capital budget to be approved at a shareholders meeting based on management proposal.

(i)	Excess of reserves

As required by Law No. 6,404/76, Article 199, the Company will propose at the shareholders meeting the approval of a capital increase of R$15,000 due to the income reserves excess in relation to capital.

(j)	Stock option plan

Under Brazilian Corporate Law, the Company can grant the option to acquire shares to its executives, employees and service-providers based on a plan approved by the Shareholders’ Meeting.

On May 2, 2001, the Company’s shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;

ii) to make available to key employees certain compensatory arrangements based on market value increase; and

iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May 2, 2001.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

During 2002 and 2001, no option granted to the Company’s key employees was exercised. At December 31, 2002, the closing price per 1,000 preferred shares was set as R$2.74 (R$3.61 – 2001) at the São Paulo Stock Exchange, a price lower than the option exercise price per 1,000 preferred shares at the grant date.

22	Net revenues

	2000	2001	2002

Revenues from telecommunication services
Subscriptions	182,075	178,275	197,307
Usage of telephone	408,722	447,071	409,766
Use of network	246,394	306,811	341,496
Other services	3,247	8,163	22,500

	840,438	940,320	971,069
Sale of cellular handsets and accessories	85,644	116,026	174,879

Gross operating income	926,082	1,056,346	1,145,948
Deductions from gross income
Taxes	(188,429)	(187,178)	(214,723)
Discounts	(17,886)	(75,825)	(38,307)
Other	(2,880)	(1,914)	(1,654)

	(209,195)	(264,917)	(254,684)

	716,887	791,429	891,264

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

23	Costs of merchandise sold and services rendered

	2000	2001	2002

Salaries and social contribution charges	(10,865)	(8,724)	(8,965)
Third-party services	(16,011)	(12,365)	(17,392)
Interconnection	(105,747)	(121,761)	(133,213)
Depreciation and amortization	(128,341)	(150,121)	(164,362)
Cost of merchandise sold	(102,930)	(111,923)	(161,197)
Other	(574)	(1,139)	(1,254)

	(364,468)	(406,033)	(486,383)

24	Selling expenses

	2000	2001	2002

Salaries and social security charges	(19,032)	(22,445)	(20,388)
Third-party services	(88,993)	(106,746)	(94,888)
Allowance for doubtful accounts and losses	(59,051)	(18,335)	(30,761)
FISTEL fee		(24,601)	(24,642)
Depreciation and amortization	(3,451)	(8,028)	(13,802)
Other	(30,623)	(1,269)	(965)

	(201,150)	(181,424)	(185,446)

25	General and administrative expenses

	2000	2001	2002

Salaries and social security charges	(12,152)	(20,132)	(19,823)
Third-party services	(48,644)	(31,065)	(35,808)
Depreciation and amortization	(9,934)	(14,893)	(21,814)
Other	(5,570)	(5,819)	(5,901)

	(76,300)	(71,909)	(83,346)

During the years ended December 31, 2000, 2001, and 2002, the Company and its subsidiaries paid R$939, R$2,108, and R$2,389 to the Board of Directors, respective

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

26	Other operating income (expenses), net

	2000	2001	2002

Revenues
Penalty charged to customers on overdue payments	4,483	3,702	3,478
Equipment and infra-structure rental	6,357	5,450	5,560
Reversal of provision for reduction to market value of inventories	—	8,983	646
Other	5,282	3,618	10,519

	16,122	21,753	20,203

Expenses
Taxes and contributions	(1,937)	(1,068)	(1,226)
Goodwill amortization (tax benefit from shareholders)	(13,876)	(25,270)	(25,250)
Goodwill amortization	(416)	(1,691)	(1,779)
Provision for contingencies	(647)	(4,578)	(2,533)
Other	(13,768)	(4,730)	(4,317)

	(30,644)	(37,337)	(35,105)

	(14,522)	(15,584)	(14,902)

27	Nonoperating income (expenses), net

	2000	2001	2002

Gain (loss) on assets sale	1.340	266	207
Gain (loss) on investments	2.130	(256)	(334)
Others, net	37

	3.507	10	(127)

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

28	Income and social contribution taxes

Current and deferred income and social contribution taxes are composed as follows:

	2000	2001	2002

Current income tax	4,452	(2,269)	(11,453)
Current social contribution	1,060	(939)	(4,203)
Deferred income tax	559	2,847	(2,785)
Deferred social contribution	249	1,033	(1,032)

Total	6,620	(672)	(19,473)

Income taxes in Brazil include income and social contribution taxes. The composite statutory rate was 34% for 2000, 2001 and 2002. Income tax expense at the statutory rate is reconciled to income tax expense in the statements of income as follows:

	2000	2001	2002

Income taxes
Income before taxes	6,050	70,196	97,813
Reconciliation of statutory to effective rate:
Benefit from deductibility of interest on shareholders’ equity	(4,424)	(25,000)	(17,000)
Participation in subsidiaries/affiliates	—	1,888	4,288
Gain/loss on non operating investment	(2,130)	256	—

Basis of calculation	(504)	47,340	85,101
Standard rate - 25%	127	(11,835)	(21,275)
Permanent differences
Goodwill amortization	6,722	12,268	12,268
Gain exchange variation and swap	—	—	(1,368)
Depreciation of handsets	—	(539)	(1,485)
Others	(1,838)	684	(2,378)

	4,884	12,413	7,037
	5,011	578	(14,238)

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

	2000	2001	2002

Social contribution tax
Income before taxes	6,050	59,217	97,813
Reconciliation of statutory to effective rate:
Benefit from deductibility of interest on shareholders’ equity	(4,424)	(25,000)	(17,000)
Participation in subsidiaries/affiliates	—	1,888	4,288
Gain/loss on non operating investment	(2,130)	256	—

Basis of calculation	(504)	47,340	85,101
Standard rate — 9%	46	(4,261)	(7,659)
Permanent differences Goodwill amortization	2,430	4,416	4,416
Gain exchange variation and swap	—	—	(492)
Depreciation of handsets	—	(194)	(535)
Others	(1,167)	133	(965)

	1,263	4,355	2,424
	1,309	94	(5,235)

Total income and social contribution taxes	6,320	672	(19,473)

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

29	Financial instruments

The Company carries out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

At December 31, 2002 and 2001, the Company and its subsidiaries invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs — Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of December 31, 2002 for transactions with similar characteristics, as below.

	December 31, 2002

	Book Value	Market Value

Long-term loans and financing and debentures, including current portion	321,085	310,862

(a)	Loans and financing

Fair values of loans and financing are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks. The total liabilities denominated in United States dollars totaled R$41,616.

In addition to those financial instruments, the subsidiary Telepar Celular S.A. has Swap Contracts between US Dollars and mix of currencies (UMBNDES) to CDI, in the amount of R$28,224 (R$5,513 in 2001), with due dates between 2003 and 2007. At December 31, 2002 the Company recognized gains related to these swap transactions of R$28,271 (R$9,172 in 2001), which were recorded as Financing Revenues and as a reduction on Loans and Financing.

(b)	Limitations

The market values were estimated at a certain period, based on market information. Changes in assumptions may affect the estimates presented.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(c)	Risk factors

The risk factors affecting the Company’s instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2002, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results. The Company is also a party in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

(ii) Credit operating risk

The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company generally does not require collateral from its customers.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions. Approximately, 40.4% of the financial investments are concentrated with one sole financial institution.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

30	Insurance

At December 31, 2002, the Company carries insurance to cover losses against fire and various risks affecting inventories and fixed assets in amounts considered sufficient to cover possible losses.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

31	Reconciliation between Brazilian Corporate Law and US GAAP

I	Description of differences between Brazilian Corporate Law and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian Corporate Law, whose accounting practices and policies are described in Note 3. Such practices and policies differ significantly from US GAAP. The tables below represent the reconciliation between the Company’s consolidated income and net equity under Brazilian Corporate Law and US GAAP:

Reconciliation of the differences between Brazilian Corporate Law and US GAAP in net income

	Reference to Note	2000	2001	2002

Consolidated net income under Brazilian Corporate Law		15,368	59,889	65,774
Depreciation and amortization of the effect of indexation for the years ended December 31, 1996 and 1997	31.I.a	(6,794)	(14,010)	(9,327)
Amortization of capitalized interest	31.I.b	1,390	1,394	1,872
Pre-operating expenses of TIMnet.com S.A.	31.I.c	(1,738)	(5,268)	3,688
Provision for pension plan	31.I.d	(276)	1,397	751
Financial instruments	31.I.f	—	2,515	7,711
Goodwill amortization	31.I.i	—	—	1,779
Deferred tax on the above adjustments		2,448	4,611	(2,201)
Valuation allowance on social contribution	31.I.e	(7,259)	(5,020)	24,180
Minority interest on the above adjustments		3,534	2,603	(6,235)

Estimated net income under US GAAP		6,673	48,111	87,992

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Reconciliation of the differences between Brazilian Corporate Law and US GAAP in shareholders’ equity

	Reference to Note	2001	2002

Consolidated shareholders’ equity under Brazilian corporate Law		808,329	845,330
Effect of the indexation for the years ended December 31, 1996 and 1997	31.I.a	66,441	66,441
Depreciation and amortization of the effect of the indexation for the years	31.I.a
Ended December 31, 1996 and 1997		(40,099)	(49,426)

Sub-total		26,342	17,015

Capitalized interest	31.I.b	(9,658)	(9,658)
Amortization of capitalized interest	31.I.b	6,189	8,061
Pre-operating expenses of Timnet.com S.A.	31.I.c	(7,006)	(3,318)
Provision for pension plan	31.I.d	(17,247)	(16,496)
Financial instruments	31.I.f	2,515	10,226
Goodwill amortization	31.I.i	—	1,779
Effect of deferred taxes on the above adjustments		374	(1,827)
Valuation allowance on social contribution	31.I.e	(24,180)	—
Minority interest on the above adjustments		4,394	(1,841)

Estimated shareholders’ equity under US GAAP		790,052	849,271

(a)	Inflation accounting for the years ended December 31, 1996 and 1997

Until December 31, 1995, publicly traded companies in Brazil were required to prepare their financial statements according to two sets of accounting principles: (a) the Brazilian Corporate Law, which was and remains in full force and is valid for all legal purposes, including the basis for calculating the income tax and mandatory minimum dividends; and (b) generally accepted accounting principles in Brazil (Brazilian GAAP), which require the application of the constant currency method of accounting to reflect the effect of inflation in the preparation of supplementary financial statements, in accordance to the standards recommended by the Comissão de Valores Mobiliários (CVM), the Brazilian securities commission. The accounting principles under the Brazilian Corporate Law and the Brazilian GAAP differ solely in the method of recognizing the effect of inflation in the financial statements.

Brazilian Corporate Law

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Under the Brazilian Corporate Law, until December 31, 1995 a simplified method was used to recognize the effects of inflation, which consisted in indexing permanent assets (investments, property, plant and equipment and deferred charges) and shareholders’ equity accounts using indices set forth by the Federal Government, based on the variation of the Unidade Fiscal de Referência (UFIR). The net effect of the indexation was stated in the statement of income under a single account. The Brazilian corporate law, however, does not recognize the effect of inflation in certain balance sheet accounts, such as inventories and customer advances; this method also does not require the indexation of information from the preceding years when presenting comparative financial information. In the highly inflationary environment prevailing in Brazil until July 1, 1994, the financial statements prepared according to accounting principles set forth in the Brazilian Corporate Law did not allow a consistent comparison of financial information concerning two different periods.

Under the Brazilian Corporate Law and the CVM rules, the application of the method to account for the effects of inflation described above was prohibited, beginning January 1, 1996 and, therefore, the financial statements prepared according to the Brazilian Corporate Law do not include the recognition of the effects of inflation since then.

Constant currency method (Brazilian GAAP)

Under the constant currency method required by the Brazilian GAAP, all amounts stated in Reais are stated in constant purchasing power currency on the date of the latest balance sheet presented, pursuant to the CVM rules for publicly traded companies.

Brazilian GAAP requires application of the constant currency method also after January 1, 1996.

The constant currency method requires the recognition of the following effects of inflation in the financial statements:

—	Adjustment of the opening balances, non-monetary assets additions and depreciation by applying a general inflation index, recognizing the gain by means of a credit to the income.

—	Adjustment of the shareholders’ equity opening balances and movements for the period by applying a general inflation index, recognizing the loss by means of a debit to income.

—	Allocation of inflationary gains and losses of other non-monetary items to the corresponding income and expenses. Gains and losses for which the corresponding income and expenses were not identified are allocated to a specific account under “Other net operating income (expenses), net”.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Changes in the presentation of the consolidated financial statements

Until the year ended December 31, 1999 the consolidated financial statements of the Company presented in documents filed with the Securities and Exchange Commission of the United States (SEC) were submitted pursuant to Brazilian GAAP requiring the application of full indexation after January 1, 1996.

In common with other Brazilian SEC registrants, the Company, as from the year ended December 31, 2000, has been granted the option to present its primary financial statements on the basis of accounting principles established under Brazilian Corporate Law. This accommodation arose from a position paper prepared by the “International Task Force” of the American Institute of Certified Public Accountants (AICPA). The SEC staff informally indicated that it would not object such presentation.

To harmonize the presentation format of financial statements to be used by shareholders in the United States with those used in the Brazilian market, management has prepared the Company’s consolidated financial statements pursuant to the principles set forth in the Brazilian Corporate Law.

All periods are presented according to the Brazilian Corporate Law, since the change in the reporting currency from constant Reais of purchasing power of the latest balance sheet date to nominal Reais requires a restatement of all period submitted, so as to maintain consistency in the presentation of the consolidated financial statements.

Inflation accounting under US GAAP for the years ended December 31, 1996 and 1997

Under US GAAP, Brazil would be considered to have ceased to be hyper-inflationary economy in a period between July 1, 1997 and December 31, 1997 requiring the recognition of the effect of inflation until such date. In determining amounts under US GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the Índice Geral de Preços do Mercado- IGP-M index. For periods prior to 1996, the Company and its subsidiaries used the same index as in the Corporate Law financial statements (UFIR).

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(b)	Differences in criteria for the capitalization of interest and the respective amortization

Until December 31, 1993, the capitalized interest was not permitted for individual property, plant and equipment. Under US GAAP, capitalized interest is added to the value of the individual assets and amortized over their useful lives. Also, according to the accounting principles under the Brazilian Corporate Law, and until December 31, 1998, applicable to the telecommunications companies, the interest attributable to construction in progress was calculated at 12% per year on the balance of the account of construction in progress, and the part related to interest on third-party loans was credited to financial expenses, on the basis of actual financial costs, and the balance concerning own capital was credited to shareholders’ equity. During 1999, the Company and its subsidiaries started to capitalize interest on specific loans based on the respective interest rates, related to financing for construction in progress.

According to US GAAP, “Statement of Financial Accounting Standards” (SFAS) Nº 34 - “Capitalization of Interest Costs”, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses. Under US GAAP, the amount of capitalized interest excludes foreign exchange gains and losses on foreign currency borrowing.

As a result of the change in the policy concerning interest capitalization in financial statements prepared under Brazilian Corporate Law mentioned above, starting in the year ended on December 31, 2000 the amount of capitalized interest is substantially similar to that capitalized under US GAAP.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Year ended December 31,

	2000	2001	2002

Capitalized interest difference
Capitalized interest under USGAAP:
Interest that would have been capitalized and credited to income (interest incurred on loans, computed up to the amount of construction-in-progress)	14,680	4,148	646
Less - capitalized interest under Brazilian Corporate Law
Interest capitalized and credited to income (up to the limit of interest incurred on loans to fund investments in property, plant and equipment)	(14,680)	(4,148)	(646)
Net effect of difference in capitalized interest:
For the year	—	—	—
Accumulated at the beginning of the year	(9,658)	(9,658)	(9,658)

Accumulated at the end of the year	(9,658)	(9,658)	(9,658)

Amortization of capitalized interest difference
Amortization under the Brazilian Corporate Law	(7,749)	(11,551)	(13,148)
Less - amortization under US GAAP	6,359	10,157	11,276
Difference in amortization of capitalized interest on disposals	—	—	—

Amount of reconciling item in US GAAP reconciliation	1,390	1,394	1,872

(c)	Pre-operating expenses

Under Brazilian Corporate Law, pre-operating expenses incurred may be deferred until the commercial operations begin. Subsequently all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. The amounts are amortized over a period of five to ten years.

Under U.S. GAAP, the rules are generally more restrictive as to the costs that can be capitalized and the periods over which such costs are amortized and these expenses are normally charged to operations.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(d)	Pensions and other post-retirement benefits

As discussed in Note 20, the Company and its subsidiaries sponsor several pension plans and other post-retirement benefit plans. Until December 31, 1999 all plans were considered to be multi-employer defined benefits plans, in which the Company and its subsidiaries contribute towards the pension and other post-retirement benefits on the basis of a fixed percentage of salary, as annually recommended by independent actuaries. For the purposes of the financial statements under the accounting practices established by Brazilian Corporate Law and for US GAAP purposes, the Companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

In December 1999, the Companies announced their intention to withdraw from the plans sponsored by all the companies belonging to the Telebrás system covering active employees while remaining jointly and severally liable solely for the obligations under the pension and health care plans covering retirees and their dependants. In the consolidated financial statements under Brazilian Corporate Law this change had no accounting impact and the contributions to the plans sponsored exclusively by the Companies, PBS-Tele Celular Sul and PAMA-Tele Celular Sul, are still recognized as expenses on the accrual basis.

For US GAAP purposes, since the sponsors decided to split-off the total assets and related actuarial obligations for the multi-employer plan prior to December 31, 1999 the Companies recognized a contingent liability, which was probable and estimable, for the accrued pension cost as of such date. The funded status of those plans was recognized as of December 31, 1999, in shareholders’ equity and in net income for the year, as required by SFAS 87 “Employer’s Accounting for Pensions” and SFAS 106 “Employer’s Accounting for Postretirement Benefits and Than Pensions”. The provisions of SFAS Nº. 87 concerning the calculation of the funded status were applied with effect from January 1, 1992, since it was impossible to apply them from the effective date specified in the standard. See note 31.III.a for detail of the pension plans.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(e)	Valuation allowance on social contribution tax

Both the accounting principles under Brazilian Corporate Law and US GAAP adopt the liability method to record the effects of income tax.

Under the Brazilian constitution, the President of the Federative Republic of Brazil may issue provisional measures having the force of law for 30 days or less, which is only enacted after approval by Congress. Provisional measures are frequently re-issued by the President after the 30-day period. On December 31, 1999 and 2000, the enacted social contribution rate was 8%; however, provisional measures set forth rates of 12% for the period from May 1, 1999 to January 31, 2000 and 9% for the period from February 1, 2000 to December 31, 2002.

To calculate deferred taxes, the accounting principles under the Brazilian Corporate Law determine the use of the tax rate applicable for the estimated period of realization of the temporary differences or tax losses to be compensated. When applying such rules, the provisional measures that made changes to the tax rates are considered substantially approved and used to calculate deferred taxes.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. The tax rates for future periods set forth by provisional measures are not enacted and, therefore, are not taken into account.

Effective 1999, the COFINS tax rate was increased from 2% to 3% of taxable gross revenues. As the additional 1% can be, in accordance with enacted tax law, offset against the social contribution tax for the year, and the additional 1% is currently expected to exceed the social contribution for the year, until such time as the law is repealed, the social contribution net operating losses and other temporary differences are not expected to be realized. Although a provisional measure has been issued which proposes to eliminate the availability of offset, such measure has not yet been enacted and the Company and its subsidiaries have not yet realized the accumulated amount of net operating losses and other temporary differences. Accordingly, for US GAAP purposes, a valuation allowance has been recorded as of December 31, 2001 and 2002 to offset the amount of deferred social contribution tax that is considered, taking into account the effect of the law mentioned about, more likely than not that will not be realized.

The social contribution rate was set at 9% effective from January 1, 2003. Therefore, the recorded allowance for deferred social contribution tax was reversed in 2002, as the realization of such deferred tax is assured.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(f)	Adoption of FAS 133

As of January 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which was issued in June, 1998 and its amendments Statements 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133). Under Brazilian Corporate Law, the Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates at December 31, 2002 plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

As a result of adoption of Statement 133, the Company recognizes its foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. The Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of Statement 133, resulted in an effect of R$2,515, which resulted in a gain in the consolidated statement of income for the twelve months ended December 31, 2001. The cumulative effect of R$351 was considered immaterial by the Company for adjustment.

Swaps

At December 31, 2001 and 2002 the subsidiary Telepar Celular S.A. had entered into swaps contracts between US Dollars and mix of currencies (UMBNDES) to CDI, in the amount of R$28,224 (R$5,513 in 2001), with due dates between 2003 and 2007. For Brazilian GAAP purposes the Company recorded gains related to these swap transactions of R$28,271 (R$9,172 in 2001) which was recorded as a reduction of the loans. For US GAAP purposes such gains were reclassified to assets. The fair values adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and at December 31, 2001 and 2002 were approximately R$2,515 and R$7,711.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(g)	Incorporation of tax benefit of goodwill by Subsidiaries

According to the Brazilian Corporate Law accounting principles, companies may assign the tax benefit of the goodwill to their subsidiaries in order to receive the tax benefit generated by the amortization of such goodwill. The tax benefit is shown as deferred and recoverable taxes with a contra account in a special reserve within Shareholders’ equity. The deferred tax is amortized and recognized as an expense in the statement of income for the amount of the tax benefit. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generates a reduction of income tax and social contribution payable. Therefore, the amount recognized as an expense resulting from tax deductible amortization of goodwill is equal to the reduction in tax on taxable income. Such accounting generates a reduction in taxes payable, but has no effect on the determination of net income for the period.

Once the benefit is realized, shares will be issued to the controlling shareholder for the amount of the realized benefit; minority shareholders will be entitled to buy shares in proportion to their interests by paying them directly to the controlling shareholder.

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian Corporate Law. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of income for the period, similar to the accounting principles under the Brazilian Corporate Law. The additional capital paid is transferred to Capital upon the issuance of the shares.

(h)	Financial revenues (expenses)

Accounting principles under the Brazilian Corporate Law require such amounts to be stated as part of operating profit. Under US GAAP, financial revenue and expenses is presented after operating profit in the statement of income

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(i)	Goodwill amortization

Accounting principles under the Brazilian Corporate Law require that the amortization of the deferred tax benefit related the goodwill amortization be stated as an appropriation of income for the year as other operating expenses. Under US GAAP, such amortization is shown as a reduction of the provision for income tax.

Additionally, the Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on Telepar Celular S.A. For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization on December 31, 2002 is R$1,779. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there was no impairment recorded for US GAAP purposes as of December 31, 2002. Management will make annual assessments of such goodwill as required by SFAS 142.

(j)	Dividends and Interest on shareholders’ equity

Under Brazilian Corporate Law, proposed dividends are accrued for in the financial statements in advance of their approval at the Annual General Shareholders’ Meeting, which is usually a merely formality.

In December 31, 2001 and 2002, the related dividends were fully accrued, since the approval by the Annual General Shareholders’ Meeting is considered more likely than not to occur. Interest on shareholders’ equity paid or credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(k)	Corporate Reorganization – acquisition of minority interest

As mentioned in the footnote 1.d, the Company concluded a corporate reorganization on December 26, 2002 in which Telepar Celular S.A. acquired the Company and minority interest in the other two subsidiaries, Telesc Celular S.A. and CTMR Celular S.A., being the owner of 100% of those subsidiaries. Under Brazilian GAAP the accounting was a capital increase by the book value of the two subsidiaries at Telepar Celular S.A. and a contra account in investments. For the consolidated financial statements purposes this investment was eliminated.

For US GAAP purposes, such corporate reorganization was recorded using the purchase method in accordance with SFAS 141 and was recorded based on the fair value.

On a consolidated level for US GAAP purposes, the Company recorded an asset of R$14,520 and increase in minority interest. The effect on operating and net income is not significant.

II	Changes in shareholders’ equity under US GAAP

Balance on December 31, 1999	563,163

Additional capital provided by the controlling shareholder (tax benefit in the amortization of the goodwill paid at privatization)	205,502
Net income for the year	6,673
Interest on shareholders’ equity	(2,515)

Balance on December 31, 2000	772,823

Net income for the year	48,111
Dividends paid in 2001	(9,241)
Dividends and Interest on shareholders’ equity	(21,641)

Balance on December 31, 2001	790,052

Net income for the year	87,992
Dividends and Interest on shareholders’ equity	(28,773)

Balance on December 31, 2002	849,271

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

III	Additional disclosures required by US GAAP

(a)	Pension and other post-retirement benefits

As discussed in Note 20 the Company, and practically all other companies belonging to the Telebrás System, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by Sistel.

In December 1999, the Company and the other companies participating in the plans identified in these consolidated financial statements as PBS-A-Sistel and PAMA-Sistel reached an agreement to remove the active employees from the pension plan and create a new plan for each one of the new holding companies, including the Company (PBS-Tele Celular Sul and PAMA-Tele Celular Sul plans as identified in Note 20). The parties agreed to allocate the plan assets based on the reserves under the Brazilian Corporate Law. The allocation of the initial transition liabilities and non-amortized gains and losses was based on the projected benefit liability (PBO) of each individual employer divided by the total Sistel PBO in December 31, 1999, under SFAS 87. Retirees of the new holding companies participating in the Sistel-defined pension plan would remain as part of the Sistel multi-employer defined plan. The post-retirement health benefit plans would also remain as multi-employer defined plans; Sistel, however, no longer subsidizes life insurance premiums for retirees.

Since the withdrawal of the participating active employees was probable and the effect reasonable estimable at December 31, 1999, the Company recorded a charge in income for the year ended December 31, 1999 to recognize the liability of active employees, amounting to R$18,368. The Company remains liable for contributing to the multi-employer defined plan, but no additional provision, other than the contributions due on the accrual basis, was recorded for the multi-employer plans.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The funding status on December 31, 2001 and 2002 for the pension plan for the active employees (PBS-Tele Celular Sul) is summarized below:

	December 31,

	2001	2002

Pension plan funded status:
Accumulated benefit obligation (ABO):
Vested	(6,281)	(8,745)
Not vested	(20,688)	(24,262)

Total	(26,969)	(33,007)
Projected benefit obligation (PBO)	(35,545)	(43,660)
Fair value of the plan assets	31,561	41,592

Projected liabilities in excess of assets	(3,984)	(2,068)
Unrecognized gains	(18,557)	(19,054)
Unrecognized net transition obligation, net	5,294	4,626

Liabilities recognized in equity under US GAAP	17,247	16,496

The components of net periodic benefit cost for the PBS-Tele Celular Sul plan for the years ended December 31, 2000, 2001 and 2002 are as follows:

	December 31,

	2000	2001	2002

Service cost	(1,043)	(975)	(1,307)
Interest cost	(3,213)	(3,533)	(3,996)
Expected return on plan assets	2,658	3,999	4,674
Amortization of unrecognized gains	650	992	935
Amortization of transitional obligation	(667)	(667)	(667)

Net periodic benefit cost	(1,615)	(184)	(361)

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The change in benefit obligation and plan assets related to the PBS- Tele Celular Sul plan for the years ended December 31, 2001 and 2002 are as follows:

	December 31,

	2001	2002

Projected benefit obligation at beginning of year	(31,737)	(35,545)
Service cost	(975)	(1,307)
Interest cost	(3,533)	(3,996)
Benefits paid	(599)	(472)
Actuarial gain (loss)	1,299	(2,340)

Projected benefit obligation at end of year	(35,545)	(43,660)

Change in plan assets
Fair value of plan assets at beginning of year	27,475	31,561
Actual return on plan assets	2,152	8,406
Contributions	2,533	2,097
Benefits paid	(599)	(472)

Fair value of plan assets at end of year	31,561	41,592

A summary of the funding status of the Sistel (PBS-A- Sistel) pension plan on December 31, 2001 and 2002 for the multi-employer plan is presented below:

	December 31,

	2001	2002

Projected benefit obligation (PBO)	(2,809,643)	(2,922,542)
Fair value of the plan assets	3,214,439	3,684,884

(Projected liabilities in excess of assets) Excess of assets over projected liabilities	404,796	762,342
Unrecognized actuarial gains	(1,534,831)	(1,690,371)
Unrecognized transition liabilities, net	487,420	426,032

Liabilities recognized in equity under US GAAP	(642,615)	(501,997)

The actuarial assumptions for 2001 and 2002 used in the computation of the funding status of the PBS-A-Sistel and PBS-Tele Celular Sul were the following:

	2001	2002

Discount rates to determine the projected benefit liabilities	11.30%	11.30%
Rate of growth in compensation levels	8.15%	8.15%
Expected long-term rate of return for the plan assets	14.45%	14.45%

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

As mentioned in the note 20.d, the Company changed its pension plan to a defined contribution pension plan, TIMPREV. Migration to this new plan was exercised up to January 29, 2003 and approximately 94% of the participants migrated to the new plan. TIMPREV became effective as of February 2, 2003 and the Company asked for its actuaries to calculate the effects of the curtailment and the settlement as of February 28, 2003, which is used only for disclosure purposes, since the effectiveness of the migration to the new plan occurred in 2003.

The effects of such curtailment and settlement for the active employees (PBS-Tele Celular Sul) are as follows:

	Before			After
	Curtailment			Curtailment
	and	Effect of	Effect of	and
PBS – Tele Celular Sul	Settlement	Curtailment	Settlement	Settlement

1. Projected benefit obligation (PBO)	44,786	(6,030)	(27,712)	11,044
2. Plan assets at fair value	(42,428)	—	27,712	(14,716)

3. Funded status	2,358	(6,030)	—	(3,672)
4. Unrecognized items
(a) Initial transition obligation (asset)	4,516	(4,232)	—	284
(b) (Gain) & loss	(18,506)	—	13,232	(5,274)

5. Accrued / (prepaid) post-retirement benefit liability (3-(4a+4b))	16,348	(1,798)	(13,232)	1,318

(b)	Statement of cash flows

Accounting principles under the Brazilian Corporate Law require presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows was prepared based on SFAS 95 – Statements of Cash Flows, to complement the information disclosed under Brazilian Corporate Law is presented below:

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

	Year ended December 31,

	2000	2001	2002

Operating activities
Net income for the year	15,368	59,889	65,774
Adjustments to reconcile income to the cash generated by operations:
Depreciation and amortization	156,089	174,733	201,763
Effects of non-consolidation of TIMnet.com	—	(4,736)	—
Losses on non-operational investments		—	(753)
Equity losses of affiliate	—	1,888	4,288
Loss on disposal	372	883	2,171
Minority interest	(2,998)	10,979	9,895
Foreign exchange variation of loans	11,925	17,341	34,262
Changes in operating assets and liabilities:
Trade accounts receivable	72,260	(15,343)	(16,620)
Allowance for doubtful accounts	(8,332)	(5,881)	(319)
Inventories	32,628	(9,491)	6,283
Recoverable taxes	(2,955)	15,391	(10,932)
Deferred taxes	(25,161)	(15,749)	29,067
Other current assets	(7,740)	15,556	7,816
Other long-term assets	(2,514)	(352)	(6,830)
Salaries and social charges	1,107	3,893	1,032
Accounts payable	(65,857)	(35,335)	60,288
Taxes and contributions payable	23,335	20,909	35,630
Accrued interest	1,442	592	566
Provision for contingencies	(3,523)	4,578	2,856
Pension plan liabilities	294	65	594
Other current liabilities	—	9,813	4,537
Other non-current liabilities	—		(75)

Net cash provided by operating activities	195,740	249,623	431,293

Investing activities:
Marketable securities	—	(134,397)	(287,290)
Investments purchases	—	(11,100)	(926)
Acquisition of property, plant and equipment and deferred charges	(204,310)	(147,299)	(67,739)

Net cash provided by investing activities	(204,310)	(292,796)	(355,955)

Financing activities:
Loan and financing payments	(432,606)	(36,332)	(47,563)
Funds borrowed	549,827	—	—
Dividends and interest on shareholders’ equity paid	(11,305)	(10,172)	(18,709)
Dividends paid by subsidiaries to minority shareholders	(2,421)	(1,870)	(3,381)

Net cash provided by (used in) financing activities	103,495	(48,374)	(69,653)

Net increase (decrease) in cash and cash equivalents	94,925	(91,547)	5,685
Cash and cash equivalents at the beginning of the year	2,084	97,009	5,462
Cash and cash equivalents at year end	97,009	5,462	11,147

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Additional cash flow information

Income taxes paid	19,148	10,896	14,007
Interest paid	42,262	42,086	42,606
Holding Company credits capitalized in Telepar Celular S.A.	114,312	—	—

(c)	New accounting standards

In June of 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. Application of SFAS 142 in earlier years would have resulted in a reduction in goodwill of R$416 and R$1,691 in 2000 and 2001, respectively which would have resulted in net income, net of tax effect, under US GAPAP of R$6,948 and R$49,227, respectively.

In June of 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a significant impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 will be effective for the Company’s fiscal year 2002 and will be applied prospectively. The Company is currently in the process of evaluating the potential impact that the adoption of SFAS 144 will have on its consolidated financial position and results of operations, but believes that adoption of this statement will not have a significant impact on its consolidated financial position or results of operations.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s fiscal ending after December 15, 2002. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Entities, an interpretation of Account Research Bulletin – ARB No. 51. This Interpretation addresses consolidation by business enterprises of variable interests entities which have one of the following characteristics:

i)	the investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all the expected losses of the entity.

ii)	the equity investors lack on or more of the following essential characteristics of a controlling financial interest:

a)	the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

b)	the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities

c)	the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

The disclosure requirements is immediately effective for all variable interest entities created after January 31, 2003 and for the fiscal year or interim period beginning after June 15, 2003 for variable entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The initial recognition of the Interpretation is applicable after December 31, 2002 and is not expected to have effect on the Company’s financial statements.

(d)	Segment information

Accounting principles under the Brazilian Corporate Law do not require disclosure of information on business segments.

Under US GAAP, SFAS Nº 131, “Disclosures about Segments of an Enterprise and Related Information” sets forth the rules under which publicly traded companies are obliged to disclose financial and descriptive information on their business segments. Management is of the opinion that the Company and its subsidiaries operate in a single business segment as telecommunication services providers and, therefore, the disclosure of information requirements under US GAAP do not apply.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(e)	Additional information under US GAAP

	2000	2001	2002

Total assets		1,505,553	1,713,002

Valuation allowance on social contribution		(24,180)	—
Financial instruments		9,172	28,271
Fair value on financial instruments		2,515	10,226
Asset on minority interest acquisition		—	14,520
Property, plant and equipment		1,335,426	1,379,529
Accumulated depreciation		(543,984)	(711,480)

Property, plant and equipment, net		791,442	668,049

Advertising expenses for the year	32,346	35,440	33,927

Research and development costs for the year	1,051	627	—

(f)	Termination benefits

The Companies are required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS — Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company. The total termination compensation actually paid in the years ended on December 31, 2001 and 2002 was R$143 and R$244, respectively.

(g)	Comprehensive income

Under US GAAP, the Company adopted SFAS Nº 130, “Reporting Comprehensive Income”. Comprehensive income is not different from net income under US GAAP.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(h)	Earnings per share

Under Brazilian Corporate Law, earnings per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

Under US GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period. Entities whose capital structures include securities that may participate in dividends with common stocks according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS N.º 128, “Earnings per Share”.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends distributable net income and the preferred shareholders’ portion of undistributed net income.

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders. Options issued under the Company’s stock options plan are antidilutive for each of the years presented. Therefore, diluted earnings per share equals basic earnings per share.

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

	Year ended December 31,

	2000	2001	2002

Numerator:
Net income for the year under US GAAP	6,673	48,111	87,992
Net income available to preferred shareholders – numerator for basic and diluted earnings per thousand share	(6,624)	(30,044)	(54,804)

Net income available to common shareholders – numerator for basic and diluted earnings per thousand shares	49	18,067	33,188

Denominator:
Weighted-average outstanding shares (in millions)
Common	124,369	126,301	129,358
Preferred	210,030	210,030	213,612
Earnings per 1,000 shares (basic and diluted)
Common shares	0.000	0.143	0.257
Preferred shares	0.032	0.143	0.257

(i)	Stock Option

As mentioned in the footnote 21-j, for Brazilian GAAP purposes there is no effect in stock option plan since any stock option was exercised up to December 31, 2002.

For US GAAP purposes the Company applies APB Opinion No. 25 in accounting for its Stock Option Plan. No compensation cost has been recognized for its stock options in the financial statements in 2001 and 2002. In 2002, the year end market price was below the exercise price. In 2001, the year end market price was slightly above the exercise price, resulting in an amount of compensation cost that was not material.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the per share weighted-average fair value of stock options granted would have been R$2.97 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividends of R$28,773 thousand in 2002, R$31,670 thousand in 2003, R$27,817 thousand in 2004 and R$32,098 thousand in 2005, a risk-free interest rate of 19%, expected life of 5 years, and expected volatility of 68%. The Company’s net income also would have been reduced to the pro forma amounts indicated below for the respective years:

	2001	2002

Net income as reported	48,111	87,992
Deduct: Total stock-based employee compensation expense determined under fair value based net of related tax effects	(1,066)	(1,599)
Pro forma net income	47,045	86,393
Earnings per share
Basic and diluted earnings (losses), in Reais per thousand preferred and common shares as reported	0.143	0.257
Proforma basic and diluted earnings (losses), in Reais per thousand preferred and common shares as reported	0.140	0.252

Stock option activity during the periods indicated is as follows:

		Weighted-
		average
	Number of	(Thousands)
	Shares	exercise price

Balance at December 31, 2000	—	—
Granted	4,073	4.27
Exercised	—
Forfeited	—
Expired	—

Balance at December 31, 2001	4,073	4.27
Exercised
Forfeited
Expired

Balance at December 31, 2002	4,073	4.27

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

32	Subsequent events (Unaudited)

At March 18 2003, the Shareholders’ Annual Meeting approved the capital increase of the Company, in name of Bitel Participações, in the amount of R$29,229, equivalent to the tax benefit generated in the period, in accordance to the article 7, paragraph 1, of CVM Instruction 319/99. The capital increase considered the issuance of 5,095,007,583 common shares and 8,413,524,457 preferred shares, both without nominal value.

The subscription price was R$1.772 for the common shares and R$2.4010 for the preferred shares, per 1000 shares. The period for the right of preference exercise is from March 19, 2003 to April 17, 2003.

It was also approved the capital increase of R$15,000, in accordance with article 199 of Law 6,404/76, without issuance of new shares, based on the exceeding resources remaining from the retained income account and income reserves, in relation to the Company social capital. Additionally, it was approved the distribution of dividends as described on Note 21 e.

ITEM 19.	EXHIBITS

No.	Description

1.1	By-laws of the Holding Company as of May 15, 2003, in Portuguese and with a translation into English.

2.1	Deposit Agreement, dated as of June 24, 2002, among the Holding Company, JPMorgan, as Depositary, and Holders of American Depositary Receipts issued thereunder, filed as Exhibit 2.1 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

2.2	Subordinated Debentures Agreement, dated as of November 9, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Títulos e Valores Mobiliários Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (Portuguese), filed as Exhibit 2.2 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

2.3	Subordinated Debentures Agreement, dated as of November 9, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Títulos e Valores Mobiliários Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (English translation), filed as Exhibit 2.3 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

2.4	Amendment to Subordinated Debentures Agreement, dated as of December 1, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Títulos e Valores Mobiliários Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (Portuguese), filed as Exhibit 2.4 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

2.5	Amendment to Subordinated Debentures Agreement, dated as of December 1, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Títulos e Valores Mobiliários Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (English translation), filed as Exhibit 2.5 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

4.1	Management Assistance Agreement, dated as of October 1, 2000, between the Holding Company and TIM, filed as Exhibit 4.1 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 2, 2001 (File #001-14495), incorporated by reference.

4.2	Management Agreement (Contrato de Gestão), dated as of May 2, 2001, by and among the Holding Company and the Subsidiaries (Portuguese), filed as Exhibit 4.2 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 2, 2001 (File #001-14495), incorporated by reference.

4.3	Management Agreement (Contrato de Gestão), dated as of May 2, 2001, by and among the Holding Company and the Subsidiaries (English translation).

4.4	Standard Concession Agreement for Mobile Cellular Service, in Portuguese and with a translation into English, filed as Exhibits 10.1 and 10.2 to the Holding Company’s Registration Statement on Form 20-F filed with the Commission on September 18, 1998 (File #001-14495), incorporated by reference.

4.5	Authorization Agreement for Mobile Cellular Service for Telpe Celular (Portuguese Version).

No.	Description

4.6	Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation).

4.7	Authorization Agreement for Mobile Cellular Service for Teleceará Celular (Portuguese Version).

4.8	Authorization Agreement for Mobile Cellular Service for Teleceará Celular (English Translation).

4.9	Authorization Agreement for Mobile Cellular Service for Teleasa Celular (Portuguese Version).

4.10	Authorization Agreement for Mobile Cellular Service for Teleasa Celular (English Translation).

4.11	Authorization Agreement for Mobile Cellular Service for Telpa Celular (Portuguese Version).

4.12	Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation).

4.13	Authorization Agreement for Mobile Cellular Service for Telern Celular (Portuguese Version).

4.14	Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation).

4.15	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (Portuguese Version).

4.16	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation).

8.1	List of Subsidiaries.

10.1	Certification of President and Financial Executive Officer of the Holding Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEX OF DEFINED TERMS

Page

AD	20
ADRs	iii
ADSs	iii
American Depositary Shares	iii
Anatel	12
Anatel Decree	30
Bitel	2
BONY	65
Bovespa	57
Brazilian GAAP	1
Breakup	12
Breakup of Telebrás	12
BSE	27
CADE	53
CDI	37
Cellular Region	13
Center	30
Central Bank	4
Code	70
COFINS	24
Commercial Market	4
Commission	1
Common Shares	iii
Company	iii
Concessions	12
Consolidated Financial Statements	1
Corporate Law Method	1
CSL	24
Depositary	57
dollars	iii
Draft Decree	34
DSL1	20
DSL2	20
E&Y	1
Embratel	13
Federal Government	iii
Fenattel	51
FISTEL	25
FISTEL Tax	25
Fittel	51
Fixed-Line Region	13
Floating Market	4
FUNTTEL	24
FUNTTEL Tax	24
FUST	24
FUST Tax	24
GDP	16
General Dividend	54
General Telecommunications Law	12
Goodwill	2
Holding Company	iii
IBGE	16
ICMS	23
IGP-DI	33
IGPM	10
Incoming Call	6
IOF	69
IOF/Títulos	69
ISS	24
JPMorgan	57
KPMG	1
non-U.S. holder	70
off-peak calls	20
Olivetti	15
Outgoing Call	6
Panel	60
PBS-TNC Plan	47
PCS	5
PIS	24
Predecessor Companies	iii
Preferred Shares	iii
Protocol	32
R$	iii
reais	iii
real	iii
Refinancing Agreements	53
Region	12
Rio de Janeiro Stock Exchange	57
SEMA	26
Shareholders Agreement	53
Sistel	52
SMC	5
SMS	18
Stock Option Plan	51
Subsidiaries	iii
tax haven	68
Telasa Celular	iii
Tele Nordeste Celular PBS Plan	52
Telebrás	iii
Telebrás Pension Plan	47
Telebrás System	12
Teleceará Celular	iii
Telecom Italia	14
Telecommunications Regulations	12

Page

Telepisa Celular	iii
Telern Celular	iii
Telpa Celular	iii
Telpe Celular	iii
TIM	8
timnet.com	17
TIMPREV	52
TIMPREV-NORDESTE Pension Plan	47
TJLP	54
TNE	13
U.S. dollars	iii
U.S. GAAP	1
U.S. holder	70
UGB	13
US$	iii
VC1	20
VC2	20
VC3	20

TECHNICAL GLOSSARY

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

     Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     Band A Service Provider: A former Telebrás operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band A.”

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band B.”

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are as follows: Interactive services, including video telephone/videoconferencing (both point-to-point and multipoint);

     Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered radio base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Channel: One of a number of discrete frequency ranges utilized by a radio base station.

     Cloning fraud: Duplication of the cellular signal of a cellular phone client, enabling the perpetrator of such duplication to make telephone calls using the client’s signal.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     GSM (Global System Mobile): A standard of digital cellular telecommunications technology.

     Interconnection charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge.”

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of clients by the population to which the service is available and multiplying the quotient by 100.

     Roaming: A function that enables clients to use their cellular telephone on networks of service providers other than the one with which they signed their initial contract.

     Subscription fraud: The use of identification documents of another individual, either real or forged, to obtain cellular services without paying for them.

     Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

     Trunking: Special mobile switching and intercommunication services undertaken for corporate clients.

     Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

     Wireless Application Protocol: A specification for a set of telecommunications protocols to standardize the way that wireless devices, such as cellular telephones and radio transceivers, can be used to access the Internet.

     WLL (Wireless Local Loop): A technology that permits access to fixed-line operators’ switching centers through radio base stations, operating in a frequency similar to those of cellular service providers.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ MÁRIO CÉSAR PEREIRA DE ARAÚJO

Name: Mário César Pereira de Araújo Title: President

Date: June 16, 2003

CERTIFICATIONS

I, Mário César Pereira de Araújo, certify that:

1.	I have reviewed this annual report on Form 20-F of Tele Nordeste Celular Participações S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to the Company by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 16, 2003

By:	/s/ MÁRIO CÉSAR PEREIRA DE ARAÚJO

Name: Mário César Pereira de Araújo Title: President

CERTIFICATIONS

I, Walmir Urbano Kesseli, certify that:

1.	I have reviewed this annual report on Form 20-F of Tele Nordeste Celular Participações S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to the Company by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 16, 2003

By:	/s/ Walmir Urbano Kesseli

Name: Walmir Urbano Kesseli Title: Financial Executive Officer