Form 20-F/A
period 2002-12-31
TELE NORDESTE CELULAR PARTICIPACOES SA
filed 2003-06-18
CIK 1066122

As filed with the Securities and Exchange Commission on June 18, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

FORM 20-F/A

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

          Brazilian currency historically has suffered frequent devaluations. As a result of inflationary pressures, the real and its predecessor currencies have been devalued periodically over the last four decades. During this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the real and the U.S. Dollar and other currencies. See “ — Selected Financial Data — Exchange Rates” for more information on exchange rates.

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

     Band B Competition

          The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The Federal Government has granted ten licenses to private companies (each a “Band B Service Provider”) to provide cellular telecommunications services within particular regions of Brazil on a frequency range referred to as “Band B” The frequency range used by the cellular service providers that were spun off from the Telebrás System, including us (each a “Band A Service Provider”), is referred to as “Band A.” Each Band B license covers a geographic region that generally corresponds to a Cellular Region. See “—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.”

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

     Rate Regulation

          Our cellular concessions provided for a price-cap mechanism by which the rates we charged customers were adjusted on an annual basis. The price cap was a maximum weighted average rate for our basket of services. The basket consisted of the services we provided through our TIM Basic plan. See “—Sources of Revenue—Usage Charges” for a further description of the TIM Basic plan. The price-cap was adjusted annually to reflect the rate of inflation as measured by the Índice Geral de Preços—Disponibilidade Interna (“IGP-DI”), a price index created by the Fundação Getúlio Vargas, a Brazilian economic research organization. The weighted average rate for the entire basket of services could not have exceeded the price cap, but our rates for individual services within the basket could have been raised annually above the annual change in the IGP-DI. Under the PCS authorizations, we will be allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI.

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

     Increased Competition

          Our results of operations have been adversely affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. As a result, we are facing greater competition, which increased after PCS providers began operations in 2002. The level of competition from fixed-line service providers also is increasing, following the Federal Government’s grant, in February 1999, of a second concession to provide fixed-line telecommunications services in a region that includes the Region where we provide cellular telecommunication services. Technological changes in the telecommunications field, such as the development of GSM and mobile satellite services, are expected to introduce additional sources of competition. The introduction of competition into the industry has pushed us to adjust our marketing strategies. Our market share for the entire concession area decreased from 65% on March 31, 2002 to 57% on March 31, 2003, while margins increased in 2002 due to lower client acquisition costs, including a decrease in selling commissions and a reduction in subsidies we offered on handset sales. In the future, we also may incur higher advertising costs and experience greater competitive pressure on pricing. See “Item 3. Key Information—Risk Factors—Risks Relating to Us—We face increasing competition, which may adversely affect our market share and margins.”

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

ITEM 9. THE OFFER AND LISTING

Price History of Common and Preferred Shares and ADSs

          The principal trading market for the Common and Preferred Shares is the Bolsa de Valores de São Paulo (the “Bovespa”). Until January 2000, the Common and Preferred Shares were also traded on the Bolsa de Valores do Rio de Janeiro (the “Rio de Janeiro Stock Exchange”) and the seven other Brazilian stock exchanges. In January 2000, the nine Brazilian stock exchanges merged. See “—Markets—Trading on the Brazilian Stock Exchanges.” At December 31, 2002, the Holding Company had approximately 1.9 million common and preferred shareholders.

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

          Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our Preferred Shares on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges Preferred Shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our Preferred Shares, or distributions relating to our Preferred Shares, unless the holder obtains a new registration. See “Item 10. Additional Information—Memorandum and Articles of Association.”

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

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

          The following summarizes certain material provisions of Tele Nordeste Celular by-laws and the Brazilian Corporate Law, the main bodies of regulation governing us. Copies of Tele Nordeste Celular by-laws have been filed as exhibits to this annual report. Except as described in this section, the by-laws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian Corporate Law.

Register

          Tele Nordeste Celular by-laws were registered with the Public Registry of the state of Pernambuco under company number (NIRE) 26.3.0001109-3.

Corporate Purpose

          Article 2 of the Tele Nordeste Celular by-laws provides that our main corporate purpose is to exercise control over the operating companies that provide mobile telephone and other services in concession areas 5 and 6, as defined by Anatel regulations. Other corporate purposes include:

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

Directors

          Following is a description of some of the provisions of our by-laws concerning members of the Board of Directors:

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

          On the first call, meetings may only be installed with a minimum quorum of one fourth of the holders of voting shares. Extraordinary meetings for the amendment of the by-laws may only be installed on the first call with a minimum of two thirds of the voting capital present. On a second call, the meetings are installed regardless of quorum.

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

Material Contracts

          The following is a summary of the material contracts to which we are a party, other than contracts entered into in the ordinary course of business:

•	Until December 2002, each of the Subsidiaries operated under a concession that authorized it to provide specified services and set forth certain obligations. In December 2002, the Subsidiaries converted their respective concessions to operate under SMC regulations into authorizations to operate under PCS regulations. See also “Item 4. Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.”

•	The Holding Company entered into a Management Assistance Agreement with TIM, dated October 1, 2000, under which TIM undertook to provide management and consulting services to us in consideration for a payment equal to 1% of the Holding Company’s consolidated net operating revenues. This Management Assistance Agreement entered into effect on October 1, 2000 and remains in effect until September 30, 2003.

•	The Holding Company also entered into a Management Agreement with the Subsidiaries, dated May 2, 2001, under which the Holding Company undertook to provide management and consulting services to the Subsidiaries in exchange for a payment equal to the sum of 1% of the net operating revenues of each of the Subsidiaries. This Management Agreement entered into effect on October 1, 2000 and remains in effect until September 30, 2003.

•	In the United States, the Preferred Shares traded, until June 24, 2002, in the form of ADSs, each representing 20,000 Preferred Shares, issued by The Bank of New York, as depositary (“BONY”), pursuant to a Deposit Agreement, dated July 27, 1998, among the Holding Company, BONY and the registered holders and beneficial owners from time to time of ADRs. Pursuant to a new Deposit Agreement, dated June 24, 2002, among the Holding Company, JPMorgan, as depositary, and the holders from time to time of ADRs, JPMorgan replaced BONY as the depositary for the Holding Company’s ADS program. Since June 24, 2002, the Preferred Shares have traded in the United States in the form of ADSs, each representing 20,000 Preferred Shares, issued by JPMorgan. The rights of holders of ADRs are not materially affected by this change in depositaries, except that holders’ now have contractual rights against JPMorgan, instead of BONY, as depositary.

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

ITEM 18. FINANCIAL STATEMENTS

          Reference is made to pages F-1 through F-61.

CONSOLIDATED FINANCIAL STATEMENTS

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Years ended December 31, 2000, 2001 and 2002

with Report of Independent Auditors

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Report of Independent Auditors’	F-3 and F-4
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-5
Consolidated Statements of Income for the Years Ended December 31, 2000, 2001 and 2002	F-6
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2000, 2001 and 2002	F-7
Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2000, 2001 and 2002	F-8
Notes to the Consolidated Financial Statements	F-9 through F-61

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Tele Nordeste Celular Participações S.A.

We have audited the accompanying consolidated balance sheets of Tele Nordeste Celular Participações S.A. (“the Company”) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, changes in shareholders’ equity and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Nordeste Celular Participações S.A. and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and changes in financial position for the years then ended in conformity with accounting principles established under the Brazilian Corporate Law.

Accounting principles established under the Brazilian Corporate Law vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of the accounting principles generally accepted in the United States of America would have affected consolidated net income for the years ended December 31, 2002 and 2001 and consolidated shareholders’ equity at December 31, 2002 and 2001, to the extent summarized in Note 26 to the consolidated financial statements.

Recife, Brazil
January 15, 2003, except for Notes 3.m, 16 and 27.c, for which the date is February 28, 2003.

Auditores Independentes S.C.

/s/ Aurivaldo Coimbra de Oliveira

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

February 2, 2001
Recife, Pernambuco

/s/ KPMG Auditores Independentes

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2002
(Expressed in thousands of Brazilian reais -R$)

	Note	2001	2002

Assets
Current assets
Cash and cash equivalents	4	172,266	414,413
Trade accounts receivable, net	5	155,398	168,494
Deferred and recoverable taxes	6	71,282	81,538
Other	7	8,333	12,122

Total current assets		407,279	676,567

Noncurrent assets
Deferred and recoverable taxes	6	146,415	121,176
Other	7	10,782	12,521

Total noncurrent assets		157,197	133,697

Equity investee	8	13,712	10,179
Property, plant and equipment, net	9	687,747	580,910

Total permanent assets		701,459	591,089

Total assets		1,265,935	1,401,353

Liabilities and shareholders’ equity
Current liabilities
Payroll and related accruals	10	6,739	8,117
Accounts payable and accrued expenses	11	100,508	93,441
Taxes other than income taxes	12	33,636	41,949
Proposed dividends	13	31,060	47,217
Current portion of long-term debt	14	39,030	256,223

Total current liabilities		210,973	446,947

Long-term liabilities
Long-term debt	14	309,281	77,466
Provisions for contingencies	15	2,703	16,058

Total long-term liabilities		311,984	93,524

Minority interests		121,002	150,737

Shareholders’ equity
Share capital	17	186,054	288,443
Capital reserve	17	193,083	169,532
Income reserves	17	118,511	122,196
Retained earnings		124,328	129,974

Total shareholders’ equity		621,976	710,145

Total liabilities and shareholders’ equity		1,265,935	1,401,353

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of Brazilian reais - R$, except earnings per share)

	Note		2000	2001	2002

Net operating revenues	18		845,620	826,250	921,522
Cost of services and cellular handsets sold	19		(380,702)	(362,289)	(389,383)

Gross profit			464,918	463,961	532,139
Operating expenses:
Selling expense			(233,850)	(187,996)	(177,236)
General and administrative			(87,892)	(95,986)	(95,298)
Other operating expense, net	20		(15,671)	(28,502)	(44,510)

Operating income before interest			127,505	151,477	215,095
Financial expense, net	21		(82,317)	(42,158)	(6,452)

Operating income			45,188	109,319	208,643
Nonoperating income (expense), net			2,441	(2,155)	(3,120)

Income before income taxes			47,629	107,164	205,523
Income and social contribution tax expense	22		(9,915)	(20,123)	(48,402)

Income before minority interests			37,714	87,041	157,121
Minority interests			(11,060)	(21,511)	(38,547)

Net income			26,654	65,530	118,574

Shares outstanding at the balance sheet date (thousands)			334,399,028	337,768,636	345,739,620

Earnings per lot of twenty thousand shares outstanding at the balance sheet date (in Brazilian Reais — R$)	3	(s)	1.59	3.88	6.86

             See notes to consolidated financial statements.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of Brazilian reais -R$)

		Capital
		Reserves	Income reserves

					Unrealized
	Share	Share	Legal	Statutory	Income	Dividends
	capital	Premium	reserve	reserve	Reserve	payable

Balances at December 31, 1999	108,943	—	11,848	87,154	79,920	—
Consolidation adjustment:
Fiscal incentives	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Allocation between accounts approved by Shareholders on May 30, 2000	(100)	—	—	—	—	—
Share premium reserve (Note 17)	—	204,068
Transfer to and from reserves (Note 17)	—	—	1,407	—	(9,924)	—
Dividends	—	—	—	—	—	—

Balances at December 31, 2000	108,843	204,068	13,255	87,154	69,996	—
Capitalization of reserves and retained earnings	77,211	(10,985)	—	—	—	—
Net income	—	—	—	—	—	—
Transfer to and from reserves (Note 17)	—	—	3,277	—	(69,996)	14,825
Dividends	—	—	—	—	—	—

Balances at December 31, 2001	186,054	193,083	16,532	87,154	—	14,825
Capitalization of reserves and retained earnings	102,389	(23,551)	—	—	—	—
Realization of a portion of the reserve for dividends payable	—	—	—	—	—	(2,244)
Net income	—	—	—	—	—	—
Transfer to and from reserves (Note 17)	—	—	5,929	—	—	—
Dividends	—	—	—	—	—	—

Balances at December 31, 2002	288,443	169,532	22,461	87,154	—	12,581

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained
	earnings	Total

Balances at December 31, 1999	66,226	354,091
Consolidation adjustment:
Fiscal incentives	1,490	1,490
Net income	26,654	26,654
Allocation between accounts approved by Shareholders on May 30, 2000	—	(100)
Share premium reserve (Note 17)		204,068
Transfer to and from reserves (Note 17)	8,517	—
Dividends	(10,319)	(10,319)

Balances at December 31, 2000	92,568	575,884
Capitalization of reserves and retained earnings	(66,226)	—
Net income	65,530	65,530
Transfer to and from reserves (Note 17)	51,894	—
Dividends	(19,438)	(19,438)

Balances at December 31, 2001	124,328	621,976
Capitalization of reserves and retained earnings	(78,838)	—
Realization of a portion of the reserve for dividends payable	—	(2,244)
Net income	118,574	118,574
Transfer to and from reserves (Note 17)	(5,929)	—
Dividends	(28,161)	(28,161)

Balances at December 31, 2002	129,974	710,145

See notes to consolidated financial statements.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of Brazilian reais -R$)

	2000	2001	2002

Sources of working capital
From operations
Net income for the year	26,654	65,530	118,574
Items not affecting working capital
Depreciation	124,889	155,367	179,472
Residual value of property, plant and equipment disposals	2,664	7,441	2,231
Equity in net income of affiliated companies	—	1,888	4,288
Price-level restatement increments to long term liabilities	10,118	38,716	6,763
Minority interests	11,060	21,511	38,547
Provision for contingencies	—	1,800	13,355
Other	—	—	(755)

	175,385	292,253	362,475
From shareholders
Net assets incorporated from the partial spin-off of parent company	204,068	—	—
From third parties
Debentures	200,000	—	—
Loans	178,163	—	—
Transfer from noncurrent assets to current assets	46,610	26,618	30,494
Other liabilities	3,373	—	—

	428,146	26,618	30,494

Total sources	807,599	318,871	392,969

Applications of working capital
Noncurrent assets	215,569	13,915	6,994
Investments	—	11,100	—
Property, plant and equipment	202,111	131,977	74,866
Dividends	2,629	11,438	28,161
Interest on own capital	7,690	8,000	—
Transfer from long term liabilities to current liabilities	92,427	79,637	238,578
Minority interests	5,245	3,974	8,812
Partial spin-off	100	—	—
Realization of a portion of the special reserve for dividend payable	—	—	2,244
Net effect on assets and liabilities for dilution of shareholdings in subsidiaries	—	2,762	—

Total applications	525,771	262,803	359,655

Increase in net working capital	281,828	56,068	33,314
Changes in working capital
Beginning of year	(141,590)	140,238	196,306
End of year	140,238	196,306	229,620

Increase in net working capital	281,828	56,068	33,314

See notes to consolidated financial statement

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais unless therwise indicated)

1.	The Company and its principal operations

a.	Formation of the Company and its subsidiaries and nature of business

Beginning in 1995, the federal government of Brazil (“the Federal Government”) undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1997 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicações Brasileiras S.A. (“Telebrás”) which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil.

As part of the privatization of the Telebrás system, the operating companies were divided into twelve separate groups: (a) three regional fixed line groups, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were separated from the operating subsidiaries and subsequently, the fixed line businesses, the new cellular businesses and the long-distance operator were combined into the twelve separate groups (the “New Holding Companies”). Both the separation of the cellular businesses and the subsequent grouping of the former Telebrás subsidiaries were performed using a procedure under Brazilian corporate law called cisão or “spin-off”. As part of this process Tele Nordeste Celular Participações S.A. (“Tele Nordeste Celular” or the “Holding Company”) was formed on May 22, 1998.

Tele Nordeste Celular was formed through the spin-off of certain assets and liabilities of Telebrás, including 78.5%, 79.3%, 75.4%, 77.2%, 77.6% and 71.5% of the share capital of Telepisa Celular S.A. (“Telepisa Celular”), Teleceará Celular S.A. (“Teleceará Celular”), Telern Celular S.A. (“Telern Celular”), Telpe Celular S.A. (“Telpe Celular”), Telasa Celular S.A. (“Telasa Celular”) and Telpa Celular S.A. (“Telpa Celular” and, collectively with Telepisa Celular, Teleceará Celular, Telern Celular, Telpe Celular and Telasa Celular, the “Subsidiaries”), respectively. Until August 4, 1998, the Company was controlled by the Federal Government. On July 29, 1998, the Federal Government sold to twelve buyers (the “New Controlling Shareholders”) its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Tele Nordeste Celular Subsidiaries were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicações do Piauí S.A. (“Telepisa”), Telecomunicações do Ceará S.A. (“Teleceará”), Telecomunicações do Rio Grande do Norte S.A. (“Telern”), Telecomunicações de Pernambuco S.A. (“Telpe”), Telecomunicações de Alagoas S.A. (“Telasa”) and Telecomunicações da Paraíba S.A. (“Telpa”) the assets and liabilities comprising their respective cellular telecommunications business.

Tele Nordeste Celular Participações S.A. and its Subsidiaries (collectively, the “Company”) are the primary suppliers of cellular telecommunications services in the states of Piauí, Ceará, Rio Grande do Norte, Pernambuco, Alagoas and Paraíba under the terms of concessions granted by the Federal Government on November 4, 1997 (the “Concessions”). The Concessions will expire as follows:

Company	Expire date
Telepisa Celular S.A.	March 27, 2009
Teleceará Celular S.A.	November 28, 2008
Telern Celular S.A.	December 31, 2008
Telpa Celular S.A.	December 31, 2008
Telpe Celular S.A.	May 15, 2009
Telasa Celular S.A.	December 15, 2008

The Concessions may be renewed at the discretion of Anatel, as defined below, for further periods of 15 years. Through their predecessors Telepisa, Teleceará, Telern, Telpe, Telasa and Telpa, the Subsidiaries began providing cellular telecommunications services in the states of Piauí, Ceará, Rio Grande do Norte, Pernambuco, Alagoas and Paraíba between November 1993 and March 1994.

The Subsidiaries’ businesses, including the services they may provide and the rates they may charge, are regulated by Agência Nacional de Telecomunicações (“Anatel”), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and related regulations, decrees, orders and plans.

In December 1998, the Company started selling cellular handsets in connection with its cellular telecommunications service, both directly and through its dealer network.

On June 13, 2000, the Company participated in the establishment of TIMNET.com S.A. (“TIMNET.com”), an internet services company. The business purpose of TIMNET.com is to establish a common platform for the technological and commercial development of value-added services and Wireless Application Protocol for cellular telephone service providers.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The Company holds the following interests in operating subsidiaries and investee:

	Participation %

	2001	2002

Consolidated subsidiares:
Telasa Celular	78.0	78.8
Teleceará Celular	79.6	80.0
Telepisa Cecular	78.9	79.4
Telern Celular	75.4	76.2
Telpa Celular	71.9	71.9
Telpe Celular	77.7	78.7
Equity investee:
TIMNET.com	33.3	20.0

b.	Corporate reorganization

Of the Company’s two classes of capital stock outstanding, only its common shares (the “Common Shares”) have full voting rights. In June 1998, the UGB/Bitel consortium acquired 51.8% of the Common Shares. On December 15, 1998, UGB exercised a put option under the Shareholders Agreement entered into by UGB and Bitel on July 24, 1998 pursuant to which it had the right to sell its entire shareholding in the Company to Bitel, subject to the approval of Anatel and the Conselho Administrativo de Defesa Econômica – CADE, Brazil’s federal competition law enforcement agency. On October 6, 1999 the sale was approved, and Bitel became the controlling shareholder of Tele Nordeste Celular Participações S.A. with 51.8% of the ordinary shares.

When UGB/Bitel purchased a majority of the Holding Company’s common shares in connection with the privatization of Telebrás, it paid a premium or “goodwill” over the book value of the Common Shares. In the first quarter of 2000, the Company and Bitel initiated a corporate reorganization to transfer the goodwill to certain of the subsidiaries in order that the amortization of the goodwill could be available as a deduction against income for purposes of calculating income taxes and social contribution tax on profits of the subsidiaries.

As part of the reorganization process, the Holding Company spun-off to the subsidiaries their respective shares of the goodwill. This second step was approved by the Board of Directors of the Holding Company on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000. The amortization of this premium for local statutory purposes results in tax benefits for the subsidiaries by reducing its tax base. The resulting tax benefit reverts to the benefit of the controlling shareholder that originated the Goodwill without, however, causing any effect on the profit or the flow of dividends to its minority shareholders.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

In accordance with Brazilian Corporate Law, the subsidiaries issue shares (pro-rata both common and preferred) up to the amount of the tax benefits realized on an annual basis. At the time of the issuance of shares, the non-controlling shareholders are given the right to purchase their pro-rata share of the corresponding share capital increase in order to prevent dilution. In case they do not accept the offer, shares are issued only to the controlling shareholder. The increase in the Holding Company’s ownership percentage in each consolidated subsidiary, occurred in 2002, was a consequence of the issuance of new shares to the Holding Company, due to the above mentioned tax benefit realized in 2001, and for which the minority shareholders purchase rights were not exercised.

The effect of the reorganization on the balance sheet and income statement accounts as at December 31, 2001 and 2002 and for the years then ended is shown below:

Balance sheet effects:

	2001	2002

Unamortized balance of goodwill	487,566	413,506
Provision for maintenance of shareholders’ equity	(321,794)	(272,914)

Tax credit balance	165,772	140,592

Income statement effects:

	2001	2002

Goodwill amortization	(74,060)	(74,060)
Provision reversal	48,880	48,880
Tax credit balance	25,180	25,180

Net income effect	—	—

As of December 31, 2002 the remaining value of the resulting tax credit in relation to both income taxes and social contribution tax on profits of the Subsidiaries was R$140,592 (R$ 165,772 in 2001). This is shown in the balance sheet as part of deferred and recoverable income and social contribution taxes (R$25,180 as current and R$115,412 as noncurrent assets on December 31, 2002 and R$25,180 and 140,592 on December 31, 2001, respectively).

For statutory and tax purposes, the goodwill is being amortized over 10 years starting in August, 1998, at a rate of 4% p.a. in the first two years with the balance being amortized straight line over the remaining eight years. A provision was established at an amount sufficient to reduce the unamortized balance of the goodwill to the estimated value of the future tax benefits. The reversal of this allowance is also the amount necessary to ensure no reduction in the earnings and dividends.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

2.	Basis of presentation

The accounts of the Company and its subsidiaries and equity investee are maintained in Brazilian reais and its consolidated financial statements are prepared in accordance with the accounting principles established under Brazilian Corporation Law, which differ in certain respects from the accounting principles generally accepted in the United States of America– “US GAAP”. The reconciliation between Company’s statutory consolidated financial statements as filed with the Brazilian Security Commission – Comissão de Valores Mobiliários – CVM and the application of the accounting principles generally accepted in the United States is presented in Note 26 to the financial statements.

US GAAP disclosure requirements also differ from those required by Brazilian Corporate Law. The level of disclosure in the financial statements was adjusted and expanded and certain reclassifications were made to comply with the US GAAP.

Certain prior year amounts were reclassified to conform to the current year’s presentation.

3.	Summary of principal accounting practices

a)	Basis of consolidation

The consolidated financial statements include the accounts of Tele Nordeste Celular Participações S.A. and those of its majority owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 20.0% owned investee TIMNET.com is accounted for by the equity method.

b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Brazil and in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c)	Revenue recognition

Revenues for all services are recognized when the services are provided or when the equipment is sold. Revenues from cellular telecommunication services consist of subscription charges, usage charges, network usage charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided.

Revenues from pre-paid telecommunication services are recognized on the accrual basis in the period in which they are utilized, based on the actual usage recorded for each period. Revenues from sales of handsets are recorded on the accrual basis.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

d)	Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturity dates of three months or less when purchased to be cash equivalents.

e)	Trade accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets.

f)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on an analysis prepared by management which considers the historical experience of write-offs. Management believes the provision is sufficient to cover estimated losses of the receivables.

Allowances for uncollectible billed services are adjusted monthly. The provision for such uncollectible accounts was R$ 17,799 for 2001 and R$ 28,972 for 2002.

g)	Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the relevant transactions. Foreign currency denominated assets and liabilities are adjusted using the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of income as they occur.

h)	Inventories

Inventories, comprising mainly handsets for resale, are valued at average cost, which is not in excess of market value.

i)	Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at the rates shown in Note 9, which take into consideration the estimated useful lives of the assets. Expenditures for repairs and maintenance of existing property, plant and equipment, which extend the useful lives of the related assets, as well as the interest computed on debts that finance the construction of property, plant and equipment, are capitalized and amortized over the remaining estimated useful life. Other routine costs are charged to results of operations.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2000, 2001 and 2002.

j)	Vacation pay accrual

Cumulative vacation pay due to employees is accrued as earned.

k)	Income and social contribution taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recorded in 2000 the tax credit related to the benefit arising from the future amortization of the goodwill as described in Note 1(b).

l)	Loans and financing

Loans and financing include accrued interest to the balance sheet date. As discussed in Note 14, the Company enters into swaps related to its US dollar denominated liabilities in order to hedge against risks associated with unexpected real/US dollar exchange rates. The foreign currency and interest rate swap agreements are recognized on the balance sheet at the spot rates at December 31, 2002 and 2001 plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

m)	Pension and post-retirement benefits

The Company’s operating subsidiaries participated in a multi-employer plan that provided pension and other post-retirement benefits for some of its employees. At the beginning of 2000 the Company agreed on a basis for transferring its active employees from the multi-employer pension and life insurance plans into an individual defined benefit plan for the Company and its operating subsidiaries. In 2002 the Company started to take actions to form a new defined contribution plan permitting employees participating in the individual defined benefit plan to migrate to this new plan. The Brazilian Secretary of Complementary Pension approved this new plan on November 13, 2002. The migration to the new plan is optional however, the bonus incentives offered by the Company expired on January 29, 2003. The effective date for the curtailment when the participants officially transferred to the new fund was February 28, 2003. As the curtailment occurred subsequent to year end, its impact has not been reflected in the benefit obligations and plan assets in 2002. The effect of the curtailment in 2003 was a gain of approximately R$15,400.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Until December 31, 2001, current costs have been determined as the amount of required contribution for the period and recorded on the accrual basis.

On December 13, 2000 Regulatory Instruction CVM 371 was enacted, establishing new rules for accounting for pension plans and defining rules for the calculation of actuarial obligations, mandatory as from January 1, 2002. The Company elected to recognize adjustments to its actuarial assets and liabilities directly in income for the year as from January 1, 2002 over a 5-year period or the remaining expected service life of employees if these are less. Any future actuarial gains and losses related to the pension plans sponsored by the Company will be recorded, based on the excess over the higher of 10% of the present value of the actuarial obligation or 10% of the fair value of the plan assets.

n)	Provisions for contingencies

Provisions for contingencies are based on legal advice and management’s opinion as to the likely outcome of the outstanding matters at the balance sheet date.

o)	Interest expense

Interest expense represents interest incurred.

p)	Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and were R$ 23,552, R$ 20,164 and R$19.522 for the years ended December 31, 2000, 2001 and 2002, respectively, which are reflected in the consolidated statements of income under “selling expenses”.

q)	Research and development

Research and development costs are charged to expense as incurred and were R$ 1,041, R$707 and R$89 for 2000, 2001 and 2002, respectively.

r)	Employee’s profit sharing

Accruals are made for granting employees the right to a share profits.

s)	Earnings per share

Interest attributed to shareholders’ equity

Brazilian corporations are permitted to attribute interest on shareholders’ equity similar to dividends declared, which is deductible for income tax purposes. The Company elected to pay such interest to its shareholders from December 31, 1998 and accrued the amount due with a direct charge to shareholders’ equity. The distribution to the shareholders is subject to withholding income tax at the rate of 15%.

Basic earnings per share is calculated for each class of shares. The calculation takes into account that the preferred shares are entitled to a preferential, noncumulative dividend

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

equal to the greater of (i) 6% of nominal capital value or (ii) 3% of net equity per share as per the latest approved balance sheet. The computation has been made as if the net income for each year will be fully distributed. Earnings may be used to increase capital or otherwise appropriated, consequently such earnings would no longer be available as dividends. In accordance with the Company’s By Laws, distribution of a minimum annual dividend per share to preferred shareholders is compulsory. In the United States, the Preferred Shares trade in the form of ADSs, each representing twenty thousand shares. For 2000, 2001 and 2002, earnings per share is thus disclosed per lot of twenty thousand shares.

t)	Minority interests

In the consolidated balance sheets at December 31, 2001 and 2002 and the consolidated statements of income for the years ended December 31, 2000, 2001 and 2002, minority interests relate to the interests of shareholders other than Tele Nordeste Celular Participações S.A. in Telepisa Celular, Teleceará Celular, Telern Celular, Telpa Celular, Telpe Celular and Telasa Celular.

u)	Segment information

The Subsidiaries operate solely in the segment of local and regional cellular telecommunications. All revenues are generated in relation to services provided in an area in the Northeast of Brazil comprising the states of Piauí, Ceará, Rio Grande do Norte, Pernambuco, Alagoas and Paraíba or in relation to the sales of cellular handsets in the same region.

4.	Cash and cash equivalents

	2001	2002

Cash on hand	36	43
Cash and bank balances	8,914	13,668
Short-term deposits	163,316	400,702

	172,266	414,413

5.	Trade accounts receivable, net

	2001	2002

Accrued amounts	28,463	33,599
Billed amounts	114,680	124,370
Amounts receivable under interconnection agreements	30,054	39,497
Allowance for doubtful accounts	(17,799)	(28,972)

	155,398	168,494

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The changes in the allowance for doubtful accounts were as follows:

	2000	2001	2002

Beginning balance	24,811	22,002	17,799
Provision charged to selling expense	105,199	44,578	46,729
Write-offs	(108,008)	(48,781)	(35,556)

Ending balance	22,002	17,799	28,972

6.	Deferred and recoverable taxes

	2001	2002

Income and social contribution tax	15,697	2,122
Deferred income and social contribution tax assets	188,358	172,420
Withholding taxes	5,370	18,434
Value added taxes	8,272	9,738

	217,697	202,714

Current	71,282	81,538
Noncurrent	146,415	121,176

7.	Other assets

	2001	2002

Inventories	6,147	8,774
Other	12,968	15,869

Total	19,115	24,643

Current	8,333	12,122
Noncurrent	10,782	12,521

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

8.	Equity investee

The investment in the affiliate TIMNET.com is summarized as follows:

Ownership (%)	20.0%
Shareholders’ equity as of December 31, 2002	50,894
Loss for the year	(21,441)
Equity in loss	(4,288)
Investment at December 31, 2002	10,179

2002

TIMNET.com
Opening balance	13,712
Other	755
Equity in loss	(4,288)

10,179

TIMNET.com was formed on June 13, 2000 and Tele Nordeste Celular owns 20.0% of its shares as of December 31, 2002 (33.3% on December 31, 2001).

9.	Property, plant and equipment, net

	Annual
	depreciation
	rates %	2001	2002

Automatic switching equipment	14.3	192,396	221,659
Transmission equipment	14.3	695,648	706,308
Administrative hardware and software	20.0	128,984	171,775
Buildings	4.0	5,793	5,957
Other	5.0-20.0	68,021	73,990

Total cost		1,090,842	1,179,689
Accumulated depreciation		(459,739)	(628,486)

		631,103	551,203
Land		1,261	1,318
Construction-in-progress		55,383	28,389

Property, plant and equipment		687,747	580,910

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

10.	Payroll and related accruals

	2001	2002

Wages and salaries	1,300	1,981
Accrued social security charges	4,349	3,692
Accrued benefits	1,090	2,444

	6,739	8,117

11.	Accounts payable and accrued expenses

	2001	2002

Suppliers	69,421	47,920
Interconnection charges	8,024	14,948
Consignments of third parties	10,504	8,259
Employees’ profit sharing	3,002	3,784
Advances from customers related to pre-paid telecommunication services	6,617	14,721
Others	2,940	3,809

	100,508	93,441

12.	Taxes other than income taxes

	2001	2002

Value-added taxes	24,976	22,580
Withholding tax related to dividends characterized as distribution of interest on capital	1,406	2,481
Other indirect taxes on operating revenues	7,254	16,888

	33,636	41,949

Dividends characterized as distribution of interest on capital are subject to 15% withholding tax.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

13.	Proposed dividends and interest on capital

	2001	2002

Tele Nordeste Celular Participações S.A. shareholders
Common shares	6,898	11,498
Preferred shares	11,340	18,907
Minority shareholders	5,409	11,374
Prior year dividends	7,413	5,438

	31,060	47,217

Brazilian corporations may make payments to shareholders characterized as interest on the Company’s capital. The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time. The Company elected to characterize dividends for 2000 and 2001 as interest on capital. This is a deductible expense for income tax purposes, but is treated as dividends for accounting purposes.

The above amounts are net of withholding tax of R$1,200 in 2001 for Tele Nordeste Celular Participações S.A. shareholders and R$432 in 2001 for minority shareholders, as discussed in Note 17. As the Company paid dividends instead of interest on capital, no taxes were withheld in 2002.

14.	Loans and financing

	2001	2002

Debentures	208,132	208,225
Equipment financing	37,669	9,218
Working capital loans – US dollars	102,510	116,246

	348,311	333,689

Current portion	39,030	256,223
Long term	309,281	77,466

The year end balances include accrued interest calculated in accordance with the terms of the agreements.

a.	Debentures

On October 2, 2000 Telpe Celular S.A. issued 20,000 three year non convertible debentures of R$10 each, totaling R$200,000. The debentures are guaranteed by Tele Nordeste Celular and bear interest at 103% of the Interbank Deposit Certificate (“CDI”) rate and mature in October 2003. The CDI rate at December 31, 2002 was 24.81% p.a. (19.02% in 2001). The interest is due semiannually. The Company has complied with

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

applicable financial covenants at December 31, 2002. Tele Nordeste Celular Participações is subject to covenants under the agreement evidencing and governing the debentures, and breach of any of these covenants could result in an acceleration of the maturity date of the debentures. Under these covenants, Tele Nordeste Celular Participações must comply with requirements relating to its ratio of consolidated EBITDA to consolidated net financial expense and its ratio of consolidated net indebtedness to consolidated EBITDA.

The Company also is party to agreements that effectively allow the Company to pay interest at a fixed rate on R$ 30,000 of its variable-rate debentures debt, reducing the Company’s exposure to interest rate risk.

b.	Equipment financing

	2001	2002

Equipment financing	38,975	13,469
Unrealized loss (gain) on CDI/US dollar swap operations	(1,720)	(4,365)
Accrued interest	414	114

	37,669	9,218

Current portion	28,823	9,218
Long term	8,846	—

Loans from suppliers of telecommunication equipment consist of loans payable in annual and semi-annual installments. All such loans are denominated in US dollars and bear interest at rates of six-month US dollar LIBOR plus 0.4% per annum. The LIBOR rate at December 31, 2001 and 2002 was 3.45 % and 1.79% per annum, respectively.

As of December 31, 2001 and 2002 the Company was party to exchange rate agreements with an aggregate notional principal amount of R$ 38,975 and R$ 13,469 respectively, designed to protect its principal payment obligations on its equipment financing debt from an unexpected fall in the real-US dollar exchange rate. These agreements effectively convert U.S. dollars debt into Reais denominated variable rate debt. This reduces the Company’s risk of incurring exchange losses in periods of volatility in the exchange markets.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

c.	Working capital loans – US dollars

	2001	2002

US$50 million loan at 3 month Libor, plus 1.775% p.a. (0.15% p.a in 2000)	116,020	176,665
Provision for swap contract gains	(15,128)	(62,254)
Accrued interest	1,618	1,835

	102,510	116,246

Current portion	1,618	38,780
Long term	100,892	77,466

The Company has complied with applicable financial covenants at December 31, 2002, specifically those covering the relationship between the consolidated EBITDA and net financial expenses and net indebtedness. Non compliance with these covenants may cause the due date of the working capital loans to be brought forward.

As of December 31, 2001 and 2002 the Company had exchange rate agreements with an aggregate notional principal amount of R$116,020 and R$ 176,665 respectively, designed to protect its principal payment obligations on its short term working capital loans in US dollars from an unexpected fall in the real-US dollar exchange rate. These agreements establish a fixed rate at which the Company agrees to purchase U.S. dollars with Brazilian reais at a future date to pay its U.S. dollars denominated principal payment obligations with respect to its working capital loans. This reduces the Company’s risk of incurring exchange losses in periods of volatility in the exchange markets.

d.	Repayment schedule

Noncurrent loans are scheduled to be repaid as follows:

2004	38,733
2005	38,733

Total	77,466

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

e.	Currency analysis

The total debt is denominated in the following currencies:

	Exchange rate at
	December 31,
	2002

	(Units of one
	Brazilian real)	2001	2002

Reais	1.0000	208,132	208,225
US dollars	3.5258	157,027	192,083
Unrealized gain on swap contracts		(16,848)	(66,619)

		348,311	333,689

15.	Commitments and contingencies

Provisions for contingent liabilities were as follows:

	2001	2002

Civil claims	1,800	11,651
Other claims	903	4,407

Total	2,703	16,058

ICMS taxes on activation fees and other services

On June 19, 1998 the secretaries of treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulação de Mercadorias e Serviços), a state value-added tax, to cover not only telecommunications services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject to taxation certain services which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. No provision for such taxes has been made in the accompanying consolidated financial statements as the Company does not believe it is probable that such taxes will be payable for services rendered during the last five years.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were to be applied retroactively to activation fees earned during the past five years, it would give rise to a maximum liability estimated at R$5,900.

Other Litigation

The Company is party to certain legal proceedings arising in the normal course of business. Based on legal advice, the Company has provided for its estimated losses due to adverse legal judgments. In the opinion of the Company’s management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company’s business, financial condition or results of operations.

Rentals

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2000	2001	2002

Rent expense	3,965	4,912	4,398

Rental commitments relating to facilities where the future minimum rental payments under leases with remaining terms in excess of one year that are non-cancelable without payment of a penalty are:

Year ending December 31, 2002

2003	8,796
2004	9,544
2005	10,355
2006	11,235
2007 and thereafter	12,190

Total minimum payments	52,120

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

16.	Pension Plan

The Company and its subsidiaries, together with substantially all of the other companies in the former Telebras group, participate in a multi-employer defined benefit and medical other post-retirement defined benefit plans administrated by the Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of plans administrated by Sistel were joint and several with regard to all plans then existent. On December 28, 1999 the sponsors of plans administrated by Sistel negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, resulting in the proposal for restructuring Sistel’s by-laws and regulations, which was approved by the Complementary Pension Plan Office, on January 13, 2000. With the discontinuation of the solidarity (i.e. multi-employer) concept in January 2000, Tele Nordeste Celular and its subsidiaries commenced sponsoring a defined benefit plan (Tele Nordeste Celular PBS Plan).

The Company created a separate defined contribution plan TIMPREV – NORDESTE on November 13, 2002, through Notification 1,917 CGAJ/SPC. The Company has encouraged the transfer of the existing employees in Tele Nordeste Celular PBS Plan to the new plan through the use of bonus incentives. The migration to the new plan is optional however, the bonus incentives offered by the Company expired on January 29, 2003. The decision to change to the TIMPREV plan if made by employees is irreversible and thus extinguishes rights linked to the PBS benefit plan (defined benefit) and to the PAMA. As of January 29, 2003, 89.32% of employees that had previous being participants of the PBS benefit plan had transferred to TIMPREV – NORDESTE.

In addition to this supplementary benefit, the Company also offers a medical health plan (PAMA) to employees and retirees and their dependents, at a shared cost. Contributions to the plans PBS Tele Nordeste Celular and PAMA are determined based on actuarial studies prepared by independent actuaries, in accordance with current regulations in Brazil. The capitalization system is used for determining the cost, whereby the contribution owed by the sponsor amounts to 13.5% of the payroll of employees participating in the plan, of which 12% is destined to paying for the PBS Tele Nordeste Celular Plan.

The Company contributed and charged to expense R$ 1,462 and R$ 1,497 and R$ 1,178 during 2000 and 2001 and 2002 respectively, in respect of pension fund contributions and other postretirement benefit contributions.

Regulatory Instruction CVM 371 – Accounting for Employee Benefits

On December 13, 2000 Regulatory Instruction CVM 371 was enacted, establishing new rules for accounting for pension plans and for the calculation of actuarial obligations, mandatory as from January 1, 2002.

In accordance with Regulatory Instruction CVM 371 issued by the Brazilian Securities Commission, the following tables set forth the information on post-employment benefit plans sponsored by Tele Nordeste Celular.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

PBS – TNC and PBS – A

The pension benefit is generally defined as the difference between (i) 90% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees, the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care benefit is provided to eligible pensioners and their dependents. This health care plan remains as a multi employer plan.

Contributions to the plan are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

In spite of showing a surplus as of December 31, 2002 and December 31, 2001, no plan asset was recognized by the sponsor as the stipulations of NPC 26 issued by the Brazilian Institute of Certified Public Accountants (IBRACON), which regulates the accounting of pension plans, were not achieved.

	2001		2002

	PBS TNC	PBS “A” (*)	PBS TNC	PBS “A” (*)

Reconciliation of assets and liabilities
Actuarial present value of benefit obligations	26,233	921	29,404	988
Plan assets at fair value	26,381	1,055	33,520	1235

Plan assets in excess of benefit obligations	148	134	4,116	246

Expected expense (income) for fiscal 2002/2003
Current service cost (with interest)	1,604	—	1,792	—
Projected contributions from participants for 2002/2003	(577)	—	(616)	—
Interest cost on obligations	2,945	101	3,291	108
Expected return on plan assets	(3,898)	(148)	(4,902)	(173)
Cost of amortization	(29)	(26)	(30)	(27)

Total	45	(73)	(464)	(92)

(*) Relates to the Tele Nordeste Celular’s proportional share in assets and liabilities of the PBS - A plan, according to actuarial calculations, which is the plan for inactive employees.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated

Actuarial assumptions used (2002 and 2001):

Actuarial discount rate for obligations:	11.30% p.a. (6.0% actual and 5.0% inflation)

Expected rate of return on plan assets:	14.45% p.a. (9.0% actual and 5.0% inflation)

Estimated rate of remuneration increase:	8.15% p.a. (3.0% actual and 5.0% inflation)

Estimated rate of benefits increase:	5.00% p.a. (0.0% actual and 5.0% inflation)

General Mortality table:	UP84 with 1 year of serious sickness

Disability table:	Mercer Disability Table

Expected rate of turnover:	15% / (Years of service + 1)

Probability of retirement:	100% at first eligibility to benefit

Additional Information

1) Plan assets are measured at December 31, 2002 and December 31, 2001, respectively.

2) The liabilities were calculated using population data as of September 30, 2002 and October 31, 2001.

3) Beneficiaries statistics consider spouse only ( excluding other beneficiaries).

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

17.	Shareholders’ equity

a.	Share capital

The capital stock of Tele Nordeste Celular Participações S.A. is comprised of common and preferred shares, all without par value, as shown in the table below:

	Common in	Preferred in	Total
	circulation	circulation	Outstanding

In thousands of shares:
As of December 31, 2001	127,738,639	210,029,997	337,768,636
As of December 31, 2002	130,753,136	214,986,484	345,739,620

	2001	2002

Shareholders’ equity per twenty thousand shares (Brazilian reais)	36.83	41.08

The capital may be increased only by a decision taken at a shareholders’ meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders’ meeting.

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

b.	Income reserves

Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

Statutory reserve

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

This reserve represents the balance of net profit not allocated to minimum compulsory dividends (or interest on capital) or to preferred dividends. The reserve is limited to 80% of share capital.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Unrealized income reserve

This reserve was received on the split-up of Telebrás and represents unrealized income derived from indexation gains through 1995. The realization of this reserve will occur, substantially, as the investments in subsidiaries that gave rise to the indexation gains are realized through the receipt of dividends or on disposal. Future realizations of this reserve will be transferred to retained earnings.

In 2000, a shareholders’ meeting approved the transfer to retained earnings of part of this reserve. In 2001, a shareholders’ meeting approved the transfer to retained earnings of the remaining balance of this reserve and its inclusion in the basis of computation of dividends.

Capital reserve – share premium

This account arose out of the corporate reorganization described in Note 1(b) and represents the value of the tax credits which will be generated by the future amortization of the goodwill. Each year an amount of reserve corresponding to the realized benefit may be capitalized, to the benefit of the controlling shareholder, by the issue of new shares. Minority shareholders are ensured the right to preference, in proportion to their respective holdings in type and class of shares, and the consideration for such acquisitions as they choose to make, will be paid to the controlling shareholder in accordance with the terms of CVM instruction 319/99.

On April 30, 2001 and April 4, 2002 shareholders meetings approved capital increases of R$10,985 and R$23,551, respectively, corresponding to the 2000 and 2001 realized portion of the tax benefit as mentioned above.

c.	Dividends and dividends reserve

Pursuant to its By-laws, Tele Nordeste Celular Participações S.A. is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Brazilian corporations may make payments to shareholders characterized as interest on the Company’s capital. The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time. The Company elected to characterize dividends for 2000 and 2001 as interest on capital. This is a deductible expense for income tax purposes, but is treated as dividends for accounting purposes.

For the purposes of the Brazilian Corporation Law, and in accordance with Tele Nordeste Celular Participações S.A.’s By-Laws, “Adjusted Net Income” is an amount equal to Tele Nordeste Celular Participações S.A.’s net profits adjusted to reflect allocations to or from (i) the statutory and legal reserves, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized income reserve, if any.

The calculation of Adjusted Net Income is shown in the table below:

	2001	2002

Consolidated net income for the year	65,530	118,574
Add: Transfer from unrealized income reserve	69,996	—
Less: Transfer to legal reserve	(3,277)	(5,929)

Adjusted Net Income	132,249	112,645

Minimum compulsory dividend (25% of distributable income)	33,063	28,161

Dividends characterized as a distribution of interest	6,800	—
Remaining proposed dividends	26,263	28,161
Transfer to income reserve – dividends payable	(14,825)	—

Final dividends proposed	18,238	28,161

Common shares	6,898	10,650
Preferred shares	11,340	17,511

Dividends and interest on capital per 20,000 thousand shares (reais)
Common shares	1.0799	1.6290
Preferred shares	1.0799	1.6290

As decided in the Shareholders’ General Meeting of April 4, 2002, a special reserve for dividends payable of R$ 14,825 was established based on the net income for 2001, granting shareholders owning shares as of April 5, 2002, the right to receive such amount on a date yet to be determined.

Of this reserve R$2,244 will be paid to shareholders registered as of April 5, 2002. Such amount corresponds to the difference of the amount the Company is receiving from its subsidiaries for 2002 and the amount computed for payment of dividends also for 2002.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The remaining balance of the special reserve for dividends payable R$12,581 (R$14,825 – R$2,244) will be paid in the future to the shareholders’ registered as of April 5, 2002, as approved in the Shareholders’ General Meeting of April 4, 2002.

The amount of R$ 28,161, related to dividends for 2002, will be proposed for payment to shareholders’ in the Shareholders’ General Meeting approving the operating results for 2002.

The amounts of R$2,244 and R$28,161 will be restated by the Referential Rate (TR) variation from January 1, 2003 up to the date of their effective payment.

Accordingly, the distribution of dividends for the year ended December 31, 2002 will be as follows:

a) From the operating results for the year, R$ 28,161 to shareholders’ owning shares at the date of the Shareholders’ General Meeting approving the operating results for the year.

b) From the realization of the portion of the special reserve for dividends payable in the amount of R$ 2,244 to shareholders owning shares at April 5, 2002, as follows:

2002

Common shares	849
Preferred shares	1,395

Dividends and interest on capital per 20,000 thousand shares (reais)
Common shares	0.1298
Preferred shares	0.1298

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

18.	Net operating revenue

	2000	2001	2002

Usage charges	490,050	439,197	557,598
Monthly subscription charge	170,305	183,669	157,963
Interconnection charges	302,452	376,225	394,451
Cellular handset sales	116,554	47,976	68,834
Other	1,377	7,486	19,630

Total gross operating revenue	1,080,738	1,054,553	1,198,476
Value added and other indirect taxes	(235,118)	(228,303)	(276,954)

Net operating revenue from cellular Telecommunication services and handset sales	845,620	826,250	921,522

Tele Norte Leste Participações S.A. contributed approximately 22% of total gross operating revenues in 2000, 27% in 2001 and 22% in 2002. No other customer contributed more than 5% of total gross operating revenues of the Company.

19.	Cost of services and cellular handsets sold

	2000	2001	2002

Depreciation	108,695	127,660	142,051
Personnel	8,014	9,585	9,174
Materials and services	111,888	134,892	147,816
Circuit leasing and related expenses	34,066	29,952	23,176
Leases and insurance	9,922	11,762	11,470
Cellular handsets	107,123	47,323	54,684
Fistel tax and other	994	1,115	1,012

	380,702	362,289	389,383

20.	Other operating expense, net

	2000	2001	2002

Contingencies	(91)	(2,411)	(12,657)
Fines and expenses recovered	7,742	15,769	15,041
Goodwill amortization net (Note 1(b))	(13,115)	(25,183)	(25,180)
Equity in investee	—	(1,888)	(4,288)
Clone and subscripition	(5,186)	(3,654)	(11,399)
PIS / COFINS over other revenues	(2,010)	(2,626)	(7,033)
Employees’ profit sharing	(2,117)	(3,832)	(3,700)
Other	(894)	(4,677)	4,706

	(15,671)	(28,502)	(44,510)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

21.	Financial expenses, net

	2000	2001	2002

Financial income
Interest income	12,852	21,962	56,008
Financial expenses
Interest expense	(64,808)	(55,999)	(44,958)
Foreign exchange losses	(16,011)	(4,131)	(12,996)
Others	(14,350)	(6,177)	(5,170)

Less capitalized interest	—	2,187	664

Net financial expenses	(82,317)	(42,158)	(6,452)

22.	Income and social contribution taxes

Under Brazilian Tax Law, the Company and its subsidiaries are required to file individual tax returns. Brazilian income taxes comprise federal income tax and social contribution tax which is an additional Federal Income Tax.

The statutory rates applicable in each period were as follows (in percentages):

	2000	2001	2002

Federal income tax	25%	25%	25%
Social contribution	9%	9%	9%

Composite Federal income tax	34%	34%	34%

Under the Brazilian constitution, the President of the Federative Republic of Brazil may issue provisional measures having the force of law for 30 days or less, which is only enacted after approval by Congress. Provisional measures are frequently re-issued by the President after the 30-day period. On December 31, 2000, the enacted social contribution rate was 8%; however, provisional measures set forth rates of 12% for the period from May 1, 1999 to January 31, 2000 and 9% for the period from February 1, 2000 to December 31, 2002.

The composition of the income tax expense in 2000, 2001 and 2002 is:

	2000	2001	2002

Income tax charge	(8,820)	(18,280)	(42,341)
Social contribution tax charge	(954)	(6,693)	(15,304)
Deferred tax benefit (expense)	(141)	4,850	9,243

Total tax charge	(9,915)	(20,123)	(48,402)

The amount reported as income tax expense in the accompanying consolidated statements at income is reconciled to the statutory rate as follows:

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

	2000	2001	2002

Income before taxes as reported in the accompanying Financial statements	47,629	107,164	205,523

Effect of rate change on deferred social contribution tax	(156)	—	—
Tax charge at the combined statutory rate (at the end of the year)	(16,194)	(36,436)	(69,878)
Permanent additions (exclusions):
Dividends characterized as distribution of interest	3,616	3,700	2,037
Non taxable reversal of the provision for Maintenance of shareholders’ equity (Note 1(b))	8,656	16,618	16,618
Write-off of miscellaneous assets	(3,076)	—	—
Other	(2,761)	(4,005)	2,821

Income tax charge as reported	(9,915)	(20,123)	(48,402)

Effective rate	20.8%	18.8%	23.6%

At December 31, 2000, 2001 and 2002, the Company characterized part of its dividends proposed for payment as interest on shareholders’ funds. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

The composition of the deferred tax asset is as follows:

	2001	2002

Unamortized balance of goodwill (Note 1(b))	165,772	140,592
Allowance for doubtful accounts	5,233	9,851
Tax loss carryforwards	11,038	7,620
Non deductible provisions	6,315	14,357

	188,358	172,420

Current Portion	41,943	51,244
Noncurrent	146,415	121,176

According to the projections prepared by the Company’s management, the long-term deferred income and social contribution taxes existing at December 31, 2002 will be realized over the following years:

Consolidated

2004	28,244
2005	27,880
2006	25,180
2007	25,180
2008	14,692

121,176

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2002, the Company and its subsidiaries had tax loss carryforwards of approximately R$22,500.

23.	Transactions with related parties

The main transactions between the Company and subsidiaries, which have been eliminated in these consolidated financial statements, are represented by network use services and loans, and were carried out under agreed upon terms.

The Company has also entered into two contracts with its controlling shareholder Telecom Italia Mobile S.p.A., a “Management Assistance Agreement” and a “Technical Assistance Services Agreement”. The “Management Assistance Agreement” encompasses marketing services and business development advice. This contract was approved by the General Shareholders’ Meeting that took place in November/2000 and basically establishes quarterly remuneration as of 1% of net consolidated operating revenues and expires in September/2003.

The “Technical Assistance Services Agreement” covers the services provided by the parent Company’s employees to the Company. This contract was approved by the Brazilian Central Bank for the first time in June/1999 and basically establishes quarterly remuneration according to specific hourly rates and expired in September/2001.

A summary of the transactions with this related party is as follows:

	2001	2002

Cost, selling and general and administrative expense	13,195	9,416
Accounts payable and accrued expenses	2,055	2,507

The Company enters into various financial transactions with Latin Invest Holdings, a minority shareholder. All such transactions are madeunder agreed upon terms. Quotations are obtained from other financial institutions on equal conditions. Investments with Latin Invest Holdings were R$27,432 in 2001 and R$31,127 in 2002. In 2003, these investments were transferred out of Latin Invest Holdings.

Beginning in October 2001, the Company started to offer to some of its customers internet services through its investee TIMNET.com. As of December 31, 2002, the Company holds 20.0% of TIMNET.com.

24.	Insurance

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

At December 31, 2002, in the opinion of management, all significant and high risk assets and obligations were insured.

25.	Financial instruments

The Company carries out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates their book values because of the short maturity of those instruments.

On December 31, 2001 and 2002, the Company and its subsidiaries invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs - Interbank Deposit Certificates). There are no financial assets indexed to foreign currencies.

The Company and its subsidiaries appropriated to income the full net effect (substantially foreign exchange losses) of the significant real devaluation in 2001, and did not defer the effect as permitted by CVM Instruction 404/01.

The estimated fair value of long-term loans and financings are based on interest rates as of December 31, 2001 and 2002 for transactions with similar characteristics, as below.

	2001		2002

	Carrying	Fair	Carrying	Fair
Description	Value	Value	Value	Value

Loans and financing:
In foreign currency	139,722	133,614	123,735	146,762

Loans and financing

The fair values of loans and financing, presented above were determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks or based on market quotations for these securities.

Limitations

The fair values were estimated at a specific time, based on relevant market information. Changes in assumptions could significantly affect the estimates presented.

Risk Factors

The risk factors affecting the Company’s financial instruments are the following:

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(i) Exchange rate and interest rate risks

Exchange rate and interest rate risks relate to the possibility of the Company computing losses derived from foreign exchange rate and interest rate fluctuations, increasing the debt balances of loans obtained in the market and the corresponding financial expenses. In order to reduce these type of risks, the Company enters into hedge contracts with financial institutions.

At December 31, 2002, part of the Company’s loans and financing were denominated in U.S. dollars and 100% of such loans and financing were covered by hedge contracts. The gains or losses resulting from these hedge contracts are recorded in the statement of income. The Company is also party to agreements that effectively allow the Company to pay interest at fixed rate on some of its variable rate debt.

(ii) Operating credit risk

The risk relates to the possibility of the Company computing losses derived from difficulties in collecting the amounts billed to customers, represented by cellular equipment dealers and distributors of prepaid telephone cards. In order to reduce this type of risk, the Company performs credit analyses supporting the risk management over collection problems and monitors the accounts receivable from subscribers, blocking the calling capacity in case customers fail to pay their debts. With respect to distributors, the Company maintains individual credit limits based on the analysis of sales potential, risk history and collection problem risks.

Credit risk linked to rendering of services

Concentration of credit risk with respect to accounts receivable is limited to Tele Norte Leste Participações S.A., which contributed with approximately 69% and 58% of amounts receivable under interconnection agreements in 2001 and 2002, respectively and 22%, 27% and 22% in 2000, 2001 and 2002 of total gross operating revenue, respectively. Usually the Company does not require collateral for its trade receivables.

Credit risk linked to the sale of equipment

The Company’s policy for selling equipment and distributing prepaid telephone cards is closely related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of receivables portfolio, the monitoring of loan terms, position and request limits established for dealers, constitution of actual guarantees are procedures adopted by the Company in order to minimize possible collection problems with its trading partners

(iii) Financial credit risk

The risk relates to the possibility of the Company computing losses derived from difficulties in the realization of short-term investments and hedge contracts. The Company

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

and subsidiaries minimize the risks associated with these financial instruments by investing with reputable financial institutions.

There is no concentration on available sources of labor, services, concessions or rights other than those mentioned above that could, if suddenly eliminated, severely impact the Companies’ operations.

26.	Summary of the differences between Brazilian Corporate Law and US GAAP

The Company’s accounting policies comply with accounting principles established under Brazilian Corporate Law. In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. Thus, at that time, Brazil was not considered to be a highly inflationary economy for United States reporting purposes. For generally accepted accounting principles in the United States (“US GAAP”) purposes only, the constant currency method (Brazilian GAAP) continued to be applied through December 31, 1997. Brazilian Corporate Law did not require the use of monetary correction for accounting periods after December 31, 1995, which gives rise to a different basis for fixed assets.

Accounting policies which differ significantly from US GAAP are described below:

a.	Different criteria for capitalizing and amortizing capitalized interest

Under Brazilian Corporate Law, until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment; instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets if appropriate and is amortized over their useful lives. Also, under Brazilian Corporate Law as applied to telecommunications companies, through December 31, 1997 interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress, and that part which related to interest on third party loans was credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves.

Under US GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34 “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2000	2001	2002

Capitalized interest difference:
US GAAP capitalized interest:
Interest which would have been capitalized and credited to income (interest incurred on loans, computed up to the amount of construction in progress), net of disposals	20,492	4,400	1,442
Less Brazilian Corporate Law capitalized interest:
Interest capitalized and credited to income (up to the limit of interest incurred on loans obtained for financing capital investments)	—	(2,187)	(852)

US GAAP difference	20,492	2,213	590

Amortization of capitalized interest difference
Amortization under Brazilian Corporate Law	3,353	3,404	3,863
Less amortization under US GAAP net of disposals	(5,797)	(7,587)	(8,354)

US GAAP difference	(2,444)	(4,183)	(4,491)

b.	Pension and other post-retirement benefits

The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, for the purpose of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date in the standard.

With the implementation of Regulatory Instruction CVM 371 in 2001, benefit obligations and funded status are now calculated using the same actuarial assumptions under Brazilian and US GAAP. The funded status of the pension and post-retirement plans however continues to differ for Brazilian purposes GAAP due the surplus of plan assets on implementation of the Regulatory Instruction CVM being amortized over a different period compared to US GAAP. See details at the US GAAP adjustment in Note 27(c).

On November 13, 2002, the Company adopted a defined contribution plan, TIMPREV NORDESTE. See details in Note 27 (c).

c.	Interest expense

Brazilian Corporate Law requires interest and foreign exchanges losses (gains) to be shown as part of operating income. Under US GAAP interest expense would be shown after

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

operating income, and accrued interest would be excluded from loans and financing and included in accounts payable and accrued expenses.

d.	Permanent assets

Brazilian Corporate Law has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the Corporate Law accounts of Brazilian companies until December 31, 1995. Under US GAAP the assets in this classification would be noncurrent assets.

e.	Price-level adjustments and US GAAP presentation in respect of accounting periods through December 31, 1997

Until December 31, 1995, publicly traded companies in Brazil were required to prepare their financial statements according to two sets of accounting principles: (a) the Brazilian Corporate Law, which was and remains in full force and is valid for all legal purposes, including the basis for calculating the income tax and mandatory minimum dividends; and (b) generally accepted accounting principles in Brazil (Brazilian GAAP), which require the application of the constant currency method of accounting to reflect the effect of inflation in the preparation of supplementary financial statements, in accordance to the standards recommended by the Comissão de Valores Mobiliários (CVM), the Brazilian securities commission. The accounting principles under the Brazilian Corporate Law and the Brazilian GAAP differ mainly in the method of recognizing the effect of inflation in the financial statements.

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

Constant currency method (Brazilian GAAP)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

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

The constant currency method requires the recognition of the following effects of inflation in the financial statements:

- Adjustment of the opening balances, non-monetary assets additions and depreciation by applying a general inflation index, recognizing the gain by means of a credit to the income.

- Adjustment of the shareholders’ equity opening balances and movements for the period by applying a general inflation index, recognizing the loss by means of a debit to income.

-Allocation of inflationary gains and losses of other non-monetary items to the corresponding income and expenses. Gains and losses for which the corresponding income and expenses were not identified are allocated to a specific account under “Other net operating income (expenses), net”.

US GAAP adjustment presented in the reconciliations of the differences between Brazilian Corporat Law and US GAAP

The effects of price-level adjustments from January 1, 1996 through December 31, 1997 has been presented in the reconciliation to US GAAP because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes

f.	Items posted directly to shareholders’ equity accounts

Under Brazilian Corporate Law various items are posted directly to shareholders’ equity accounts that under US GAAP would be posted to the income statement. Examples include tax incentive investment credits received. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings by the subsidiaries to their equity accounts would, under US GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with US GAAP.

g.	Income and social contribution taxes

For 2001 and 2002 the Company has fully accrued for deferred income taxes on temporary differences between tax and accounting records. The policy for providing for deferred taxes is in accordance with SFAS 109, “Accounting for Income Taxes”. Under SFAS 109, the provisional measures discussed in Note 22 are not considered to be a enacted law. Therefore, the social contribution deferred tax asset effect calculated on the timing differences would be computed at a rate of 8%, not 9% for fiscal 2001. The effects of the adoption of this procedure would not be significant at any period presented.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The net goodwill amortization of R$13,155 in 2000, R$25,180 in 2001 and R$25,180 in 2002, which originated from the corporate reorganization mentioned in Note 1(b), has been recorded in other net operating expense in the consolidated statement of income for the years ended December 31, 2001, 2001 and 2002, according to Brazilian Corporate Law. For US GAAP purposes, this amount would be presented as a deferred income tax charge in the accompanying consolidated statement of income, because it represents the realization of the deferred tax asset. Accordingly, for US GAAP purposes the “operating income before interest”, the “operating income” and the “income before tax” amounts in the consolidated statement of income would be increased by R$13,155 in 2000, R$25,180 in 2001 and R$25,180 in 2002 and the “income and social contribution taxes” amount would be increased by the same amounts. However, there is no effect on US GAAP net income from these adjustments.

h.	Earnings per share

Earnings per share under Brazilian Corporate Law is calculated on the number of shares outstanding at the balance sheet date. Under US GAAP earnings per share is calculated on a weighted average basis as demonstrated in Note 27.f.

i.	Valuation of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

j.	Stock Compensation

Offer made by the Company in 2001

At May 4 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;

ii) to make available to key employees certain compensatory arrangements based on market value increase; and

iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May 4, 2001.

The option exercise price per 1,000 Preferred Shares was set at R$3.21, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 4, 2001. At December 31, 2002, there were 2,823 thousand additional shares available under the Plan.

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes). The expected EBIT was achieved during the years ended December 31, 2002 and December 31, 2001.

The Company applies APB Opinion No. 25 in accounting for this variable Plan. No compensation cost has been recognized for its stock options in the financial statements in 2001 and 2002. In 2002, the year end market price was below the exercise price. In 2001, the year end market price was slightly above the exercise price, resulting in an amount of compensation cost that was not material.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the per share weighted-average fair value of stock options granted would have been $1.91 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividends of R$20,655 thousand in 2002, R$20,029 thousand in 2003, R$26,112 thousand in 2004 and R$36,452 thousand in 2005, a risk-free interest rate of 19.0%, expected life of 5 years, and expected volatility of 38%. The Company’s net income also would have been reduced to the pro forma amounts indicated below for the respective years:

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

	2001	2002

Net income
Net income as reported	$61,365	$102,466
Deduct: Total stock-based employee compensation expense determined under fair value based net of related tax effects	$(716)	$(1,075)

Pro forma net income	$60,649	$101,391
Earnings per share
Basic and diluted earnings (losses), in Reais per thousand preferred and common shares as reported	$3.65	$5.99
Proforma Basic and diluted earnings (losses), in Reais per thousand preferred and common shares as reported	$3.61	$5.93

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted-average
	(thousands)	exercise price

Balance at December 31, 2000	—	—
Granted	2,823	3.21
Exercised	—	—
Forfeited	—	—
Expired	—	—
Balance at December 31, 2001	2,823	3.21
Granted
Exercised	—	—
Forfeited	—	—
Expired	—	—
Balance at December 31, 2002	2,823	3.21

k.	Proposed dividends and interest on capital

Although under Brazilian Corporate Law proposed dividends require approval at a shareholders’ meeting, under Brazilian Corporate Law they are accrued for in the consolidated financial statements in anticipation of their approval by the shareholders. Distributions characterized as interest on capital are accrued under both Brazilian and US GAAP. Any excess of proposed dividends over either the agreed statutory minimum or distributions characterized as interest on capital would not be accrued for under US GAAP but would be considered “restricted capital” and shown outside shareholders’ equity, since the shareholders (but not the Company’s management) can change or reject the proposal. There was no such excess in 2000, 2001 or 2002.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

l.	Accounting for derivative instruments and hedging activities

As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and for Hedging Activities (“SFAS 133”), which was issued in June, 1998 and its amendments Statements 137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133” and 138, “Accounting for Derivative Instruments and Certain Hedging Activities” issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133). Under Brazilian Corporate Law, the Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates at December 31, 2002 plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

As a result of adoption of Statement 133, the Company recognizes its foreign currency and interest rate swap agreements at fair value and adjustments to fair value are recorded through income as presented on the net income and shareholders’ equity reconciliation. The Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of Statement 133 as of January 1, 2001, resulted in an effect of accounting change of R$ 1,199, net of applicable tax expense of R$ 541.

Swaps

At December 31, 2001 and 2002 the Company had entered into swaps whereby the Company earns the exchange variation between the United States dollar and the Brazilian Real plus 10.00% to 13.05% and pays interest based on a short term interbank rate. At December 31, 2001 and 2002 these agreements have total notional amounts of R$ 184,995 and R$ 220,134, and expire on various dates through 2005. The fair values adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and at December 31, 2001 and 2002 were approximately R$ 6,108 and R$ (29,135), before tax.

m.	Enterprises in the pre-operating stage

Under Brazilian Corporate Law all costs of an enterprise in the pre-operating stage besides costs normally capitalized as fixed assets are capitalized as pre-operating expenses and amortized over a period on the start-up date and extending over a minimum of 5 and a maximum of 10 years. US GAAP requires that companies in the development stage follow generally accepted accounting principles applicable to established operating enterprises. When the affiliate TIMNET.com S.A. was in a pre-operating stage its pre-operating costs were capitalized as non-current assets under Brazilian Corporate Law. For US GAAP purposes these costs have been charged to income of the year in 2000 and 2001.

In the financial statements prepared under Brazilian Corporate Law, the proportional consolidation criterion was adopted for the consolidation of the investment in TIMnet.com S.A as of December 31, 2000. Under US GAAP this investment would be valued by the equity method as of December 31, 2000.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Although the different accounting criteria generates differences in the presentation of individual captions of the income statement and statement of changes in financial condition, it does not affect the amounts of net equity or net income. The summarized changes in financial position information, corresponding to our 50% interest in TIMnet.com S.A. that was consolidated in the financial statements prepared in accordance with Brazilian Corporate Law, is presented below:

Changes in financial position:
2000

Sources of working capital
From shareholders
Capital increase	4,500

4,500

Applications of working capital
2000

Noncurrent assets	1,738
Property, plant and equipment	1,748

Total applications	3,486

2000

Increase in net working capital	1,014
Changes in working capital
Beginning of year	—
End of year	1,014

Increase in net working capital	1,014

In the 2000 consolidated financial statements prepared under Brazilian Corporate Law we have not recognized any amount corresponding to net income generated by our investment in TIMNET.com S.A. since net income of the joint-venture amounted to zero in accordance with Brazilian corporate law due to the pre-operating stage of its activities.

n.	Incorporation of tax benefit of goodwill by Subsidiaries

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

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Such accounting generates a reduction in taxes payable, but has no effect on the determination of net income for the period.

Once the benefit is realized, shares will be issued to the controlling shareholder for the amount of the realized benefit; minority shareholders will be entitled to buy shares in proportion to their interests by paying them directly to the controlling shareholder.

Under USGAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian Corporate Law. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of income for the period, similar to the accounting principles under the Brazilian Corporate Law. Accordingly, under US GAAP the deduction in the tax provision does not gross up the expenses, since under US GAAP the amortization of Goodwill is not recorded in the statements of operations. The additional capital paid is transferred to Capital upon the issuance of the shares.

o.	Financial revenues (expenses)

Accounting principles under the Brazilian Corporate Law require such amounts to be stated as part of operating profit. Under US GAAP, financial revenue and expenses is presented after operating profit in the statement of income.

p.	Goodwill amortization

Accounting principles under the Brazilian Corporate Law require that the amortization of the deferred tax benefit related the goodwill amortization be stated as an appropriation of income for the year as other operating expenses. Under US GAAP, such amortization is shown as a reduction of the provision for income tax.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

q.	Retained earnings

Under Brazilian Corporate Law, a company formed as a result of a cisão may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the cisão allocates retained earnings from the parent company. Under US GAAP, “retained earnings” allocated in the cisão is not considered to be historical retained earnings as such amount represents capital allocated from the parent company and would be described as “distributable capital”

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Reconciliations of the differences between net income (for the years ended
December 31, 2000, 2001 and 2002)
in Brazilian Corporate Law and US GAAP

(In thousands of Brazilian reais - R$)

	Note		2000	2001	2002

Net income as reported			26,654	65,530	118,574

Add/(deduct):
Indexation of property, plant and equipment, net	26	(e)	(11,350)	(6,965)	(2,797)
Different criteria for:
Capitalized interest	26	(a)	20,492	2,213	590
Amortization of capitalized interest	26	(a)	(2,444)	(4,183)	(4,491)
Provision for loss on pension plan	26	(b)	(687)	1,600	1,260
Hedging and derivative financial instruments	26	(l)	—	6,108	(29,135)
Pre-operational expenses (TIMNET.com)	26	(m)	(1,738)	(5,268)	2,802
Item posted directly to shareholder’s equity:
Tax incentive credits	26	(f)	1,490	—	—
Deferred tax effect of the above adjustments			(1,410)	2,143	10,802
Minority interest in above adjustments			(947)	187	4,861

Net income under US GAAP			30,060	61,365	102,466

Basic and diluted earnings (losses), in Reais per thousand preferred and common shares
Before cumulative effect of accounting change			1.80	3.46	5.99
Cumulative effect of accounting change			—	0.19	—
Net income			1.80	3.65	5.99

Weighted average number of shares outstanding
Preferred shares			124,369,031	126,150,769	129,390,418
Common shares			210,029,997	210,029,997	212,745,880

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Reconciliations of the differences in shareholders’ equity
(as of December 31, 2001 and 2002) in Brazilian Corporate Law and US GAAP

(In thousands of Brazilian reais - R$)

	Note		2001	2002

Total shareholders’ equity as reported			621,976	710,145
Add/(deduct):
Indexation of property, plant and equipment, net	26	(e)	13,689	10,892
Different criteria for:
Capitalized interest	26	(a)	30,211	30,801
Amortization of capitalized interest	26	(a)	(6,003)	(10,494)
Provision for loss on pension plan	26	(b)	(17,511)	(16,251)
Hedging and derivative financial instruments	26	(l)	6,108	(23,027)
Pre-operational expenses (TIMNET.com)	26	(m)	(7,006)	(4,204)
Deferred tax effects of above adjustments			(6,431)	4,371
Minority interest in above adjustments			(4,688)	173

US GAAP shareholders’ equity			630,345	702,406

Supplementary information:			1,299,982	1,428,348

Total assets under US GAAP

Property, plant and equipment			1,234,904	1,305,674
Accumulated depreciation			(509,260)	(693,565)

Net property, plant and equipment			725,644	612,109

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002)
IN ACCORDANCE WITH US GAAP

(In thousands of Brazilian reais -R$)

			Capital
			reserves

					Unrealized
	Share	Share	Legal	Statutory	income	Dividends	Retained
	Capital	Premium	Reserve	Reserve	reserve	reserve	earnings	Total

Balances at December 31, 1999	108,943	—	11,848	87,154	79,920	—	76,844	364,709

Net income	—	—	—	—	—	—	30,060	30,060
Allocation between accounts approved by shareholders on May 30, 2000	(100)	—	—	—	—	—	—	(100)

Share premium reserve (Note 17)	—	204,068	—	—	—	—	—	204,068

Transfer to and from reserves (Note 17)	—	—	1,407	—	(9,924)	—	8,517	—
Dividends	—	—	—	—	—	—	(10,319)	(10,319)

Balances at December 31, 2000	108,843	204,068	13,255	87,154	69,996	—	105,102	588,418

Capitalization of reserves and retained earnings	77,211	(10,985)	—	—	—	—	(66,226)	—
Net income	—	—	—	—	—	—	61,365	61,365
Transfers to and from reserves (Note 17)	—	—	3,277	—	(69,996)	—	66,719	—
Dividends	—	—	—	—	—	14,825	(34,263)	(19,438)

Balances at December 31, 2001	186,054	193,083	16,532	87,154	—	14,825	132,697	630,345

Capitalization of reserves and retained earnings	102,389	(23,551)	—	—	—	—	(78,838)	—
Reduction of dividends reserve	—	—	—	—	—	(2,244)	—	(2,244)
Net income	—	—	—	—	—	—	102,466	102,466
Transfers to and from reserves (Note 17)	—	—	5,929	—	—	—	(5,929)	—
Dividends	—	—	—	—	—	—	(28,161)	(28,161)

Balances at December 31, 2002	288,443	169,532	22,461	87,154	—	12,581	122,235	702,406

     See notes to consolidated financial statements.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

27. Additional disclosures required by US GAAP

a.	Consolidated Statement of Cash Flow for the years ended December 31, 2000, 2001 and 2002

Accounting principles under the Brazilian Corporate Law require presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows to complement the information disclosed under Brazilian Corporate Law is presented below:

	2000	2001	2002

Operating activities:
Net income	26,654	65,530	118,574
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation	124,889	155,367	179,472
Minority interests	11,060	21,511	38,547
Foreign exchange losses (on loans)	10,964	10,640	21,053
Losses on disposal of fixed assets	2,664	7,441	2,231
Allowance for doubtful accounts	105,199	44,578	46,729
Tax incentive investment credits	1,490	—	—
Equity loss of investee	—	1,888	4,288
Net effect on assets and liabilities for dilution of interest in investee	—	(4,500)	(755)
(Increase) in accounts receivable	(97,068)	(7,074)	(59,825)
Decrease in deferred and recoverable taxes	25,246	20,144	14,983
(Increase) decrease in other current assets	14,968	23,749	(3,789)
(Increase) in other noncurrent assets	(2,096)	(6,007)	(1,739)
Increase in payroll and related accruals	1,221	1,205	1,378
(Decrease) in accounts payable and accrued expenses	(22,048)	(4,959)	(7,067)
Increase (decrease) in taxes other than income taxes	(15,550)	11,891	8,313
Increase in accrued interest	5,171	339	1,282
Increase in other long term liabilities	813	1,800	13,355

	193,577	343,543	377,030

Investing activities:
Acquisition of property, equipment and plant	(202,111)	(129,790)	(74,014)
Investment in equity investee	—	(11,100)	—
Capitalized interest	—	(2,187)	(852)

	(202,111)	(143,077)	(74,866)

Financing activities:
Repayments of loans	(311,119)	(69,711)	(36,956)
Allocation between accounts approved by shareholders on May 30, 2000	(100)	—	—
Proceeds from issuance of long-term loans	378,163	—	—
Dividends paid	(7,858)	(7,590)	(14,249)
Minority share of dividends	(5,245)	(3,974)	(8,812)

	53,841	(81,275)	(60,017)

Increase in cash and cash equivalents	45,307	119,191	242,147
Cash and cash equivalents at beginning of year	7,768	53,075	172,266
Cash and cash equivalents at end of year	53,075	172,266	414,413

Supplemental disclosure of cash flow information
Interest paid	70,969	56,536	43,080
Income and social contribution tax paid	9,439	22,471	44,498
Tax incentive investments received	1,490	—	—

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

b.	Recent accounting pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company’s financial statements.

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

c.	Pension and other post-retirement benefits

In December of 1999, the Company and the other companies which partipate in the Sistel plan, reached an agreement to withdraw the active participants from the pension plan and establish a new plan for each of the companies. The parties agreed to allocate the plan assets based on an independent actuarial calculation. The allocation of the initial transition obligation and unamortized gains and losses was based on the projected benefit obligation (PBO) of each individual sponsor divided by the total PBO of Sistel at December 31,1999. The inactives employees of all the New Holding Companies which participated in the Sistel defined benefit pension plan remain as part of the multiemployer plan in Sistel. The postretirement benefit plans also remain as a multiemployer plan, however, Sistel will no longer subsidize life insurance premiums for inactive (retired) employees.

Since withdrawal of the active participants from the plan was probable as of December 31, 1999, and the liability could be estimated, the Company recorded a charge to net income under US GAAP in 1999 for the estimated liability for the active employees, which totaled R$ 18,424. The Company remains jointly and severally liable for the multiemployer portion of the plan, therefore, no amounts were recorded under those plans.

F - 55

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The changes in the benefit obligation and plan assets and the annual pension cost of the active employees Company’s sponsored defined benefit plan pension and the related actuarial assumptions in accordance with US GAAP, are as follows :

	2001	2002

Change in benefit obligation
Benefit obligation at beginning of year	23,852	26,364
Service cost	1,573	1,655
Interest cost	2,656	2,959
Benefits paid and administrative expenses	(368)	(862)
Actuarial losses	(1,349)	(713)

Benefit obligation at end of year	26,364	29,403

Change in plan assets
Fair value of plan assets at beginning of year	22,615	26,512
Employer contribution	1,307	818
Plan participants’ contributions	752	712
Benefits paid and administrative expenses	(368)	(862)
Actual return on plan assets	2,206	6,957

Fair value of plan assets at end of year	26,512	34,137

	2001	2002

Actuarial assumptions as of December 31:
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	8.15%	8.15%
Expected long-term rate of return on plan assets	14.45%	14.45%

	2001	2002

Funded status	148	4,374
Unrecognized net gains	(22,516)	(25,231)
Unrecognized net transitions obligation	4,857	4,246

Net amount recognized	(17,511)	(16,251)

Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The composition of net pension costs for the Company sponsored benefit plan is as follow:

	2000	2001	2002

Service cost	1,573	1,573	1,655
Expected employee contribution	(533)	(689)	(592)
Interest cost	2,952	2,656	2,959
Expected return on plan assets	(2,210)	(3,300)	(3,918)
Net amortization	(39)	(533)	(545)

	1,831	(293)	(441)

Following the creation of a separate defined contribution plan TIMPREV – NORDESTE on November 13, 2002, the Company has encouraged the transfer of the existing employees in the existing Tele Nordeste Celular defined PBS Plan to the new plan through the use of bonus incentives. The migration to the new plan is optional however, the bonus incentives offered by the Company expired on January 29, 2003. The effective date for the curtailment when the participants officially transferred to the new fund was February 28, 2003. As the curtailment occurred subsequent to year end, its impact has not been reflected in the benefit obligations and plan assets below. The effect of the curtailment in 2003 was a gain of approximately R$15,400.

A summary of the Sistel pension plan as of December 31, 2000 and 2001 for the multi employer portion (inactive employees pension plan) is as follows:

	2001	2002

Funded status
Accumulated benefit obligation:
Vested	2,809,643	2,922,542
Projected benefit obligation	2,809,643	2,22,542
Fair value of plan assets to be allocated to the Company’s new plan	(3,214,439)	(3,684,883)

Projected obligation less than of assets	(404,796)	(762,342)

A summary of the post-retirement benefits plan (which remains as a multi employer plan) is as follows:

	2001	2002

Funded status
Accumulated post-retirement benefit obligations:
Active participants	69,212	46,107
Inactive partipants	812,148	867,041

	881,360	913,149
Fair value of plan assets	(358,619)	(404,507)

Obligations in excess of plan assets	522,741	508,642

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

As a result of the New Holding Companies’ negotiating the conditions to create individual plans by each sponsor, during 2000 some of the sponsors decided to leave the Medical Postretirement Benefit Plan. Consequently, there was a curtailment of the plan which resulted in a reduction in the accumulated postretirement benefit obligation of R$548,520 as of December 31, 2000.

Actuarial assumptions used were as follows:

	2001	2002

Discount rate for determining projected benefit obligations	11.3%	11.3%
Rate of increase in compensation levels	8.15%	8.15%
Expected long-term rate of return on plan assets	14.45%	14.45%

Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 11.1% in 2001 decreasing to 7.8% in 2051. The effect of a one percent annual increase (reduction) in the assumed health care cost trend rates would increase (reduce) the accumulated post-retirement benefits obligation at December 31, 2001 and 2002 by R$140,036 (R$118,900) and R$148,571 (R$119,485) respectively. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

	Other Benefits

	2001	2002

Change in benefit obligation
Benefit obligation at beginning of year	859,342	881,360
Service cost	5,322	3,852
Interest cost	96,478	97,985
Benefits paid and administrative expenses	(25,143)	(32,881)
Curtailment of medical plan	—
Actuarial gains (losses)	(54,639)	(37,168)

Benefit obligation at end of year	881,360	913,149

Change in plan assets
Fair value of plan assets at beginning of year	352,373	358,619
Employer contribution	10,101	1,071
Benefits paid and administrative expenses	(25,143)	(32,881)
Actual return on plan assets	21,288	77,697

Fair value of plan assets at end of year	358,619	404,507

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Benefit obligations differed under Brazilian and US GAAP prior to 2001 because they were prepared using different actuarial assumptions permitted under Brazilian Corporate Law and US GAAP. With the implementation of Regulatory Instruction CVM 371 in 2001, benefit obligations and funded status are now calculated using the same actuarial assumptions under Brazilian and US GAAP. The funded status of the pension and post-retirement plans however continues to differ due the surplus on plan assets on implementation of the Regulatory Instruction CVM being amortized over a different period than for US GAAP purposes.

The net assets of the Company’s plans available for payment of future obligations under US GAAP are net of the accrual of income tax contingencies of the pension fund provided for in the amount of R$4,199 in 2001 and 2002, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general, because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian Corporate Law, the income tax contingencies are presented separately as a liability.

Following the creation of a separate defined contribution plan TIMPREV – NORDESTE on November 13, 2002, the Company has encouraged the transfer of the existing employees in the existing Tele Nordeste Celular defined PBS Plan to the new plan through the use of bonus incentives. The migration to the new plan is optional however, the bonus incentives offered by the Company expired on January 29, 2003. The effective date for the curtailment when the participants officially transferred to the new fund was February 28, 2003. As the curtailment occurred subsequent to year end, its impact has not been reflected in the benefit obligations and plan assets below. The effect of the curtailment in 2003 was a gain of approximately R$15,400.

d.	Concentration of risks

The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is fifteen days past due.

The Company maintains cash and cash equivalents with various financial institutions and, as a policy, limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited to Tele Norte Leste Participações S.A. as described in Note 25.

In conducting its businesses, the Company is fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

Approximately 20% of all employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in December 2003.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

e.	Comprehensive income

Under US GAAP, the Company adopted SFAS Nº 130, “Reporting Comprehensive Income”. Comprehensive income is not different from net income under US GAAP.

f.	Earnings per share

In these consolidated financial statements, information is disclosed per lot of twenty thousand shares, because each American Depositary Share (“ADS”) is equivalent to twenty thousands shares.

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

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

	Year ended December 31,

	2000	2001	2002

Numerator:
Net income for the year under US GAAP	30,060	61,365	102,466
Net income available to preferred shareholders – numerator for basic and diluted earnings per thousand share	(18,880)	(38,338)	(63,715)

Net income available to common shareholders – numerator for basic and diluted earnings per thousand shares	11,180	23,027	38.751

Denominator:
Weighted-average outstanding shares (in thousands)
Common	124,369,031	126,150,769	129,390,418
Preferred	210,029,997	210,029,997	212,745,880

Earnings per 20,000 shares (basic and diluted)
Common shares	1.80	3.65	5.99
Preferred shares	1.80	3.65	5.99

28.	Subsequent event (Unaudited)

On May 15, 2003, shareholders meetings approved capital increase of R$25,180 (357,827,736 share without par value), corresponding to the 2002 realized portion of the tax benefit of the amortization of the goodwill, as mentioned in the Note 17(b).

ITEM 19.	EXHIBITS

No.	Description

1.1	By-laws of the Holding Company as of May 15, 2003, in Portuguese and with a translation into English.*

2.1	Deposit Agreement, dated as of June 24, 2002, among the Holding Company, JPMorgan, as Depositary, and Holders of American Depositary Receipts issued thereunder, filed as Exhibit 2.1 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

2.2	Subordinated Debentures Agreement, dated as of November 9, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Títulos e Valores Mobiliários Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (Portuguese), filed as Exhibit 2.2 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

2.3	Subordinated Debentures Agreement, dated as of November 9, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Títulos e Valores Mobiliários Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (English translation), filed as Exhibit 2.3 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

2.4	Amendment to Subordinated Debentures Agreement, dated as of December 1, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Títulos e Valores Mobiliários Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (Portuguese), filed as Exhibit 2.4 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

2.5	Amendment to Subordinated Debentures Agreement, dated as of December 1, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Títulos e Valores Mobiliários Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (English translation), filed as Exhibit 2.5 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

4.1	Management Assistance Agreement, dated as of October 1, 2000, between the Holding Company and TIM, filed as Exhibit 4.1 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 2, 2001 (File #001-14495), incorporated by reference.

4.2	Management Agreement (Contrato de Gestão), dated as of May 2, 2001, by and among the Holding Company and the Subsidiaries (Portuguese), filed as Exhibit 4.2 to the Holding Company’s Annual Report on Form 20-F filed with the Commission on July 2, 2001 (File #001-14495), incorporated by reference.

4.3	Management Agreement (Contrato de Gestão), dated as of May 2, 2001, by and among the Holding Company and the Subsidiaries (English translation).*

4.4	Standard Concession Agreement for Mobile Cellular Service, in Portuguese and with a translation into English, filed as Exhibits 10.1 and 10.2 to the Holding Company’s Registration Statement on Form 20-F filed with the Commission on September 18, 1998 (File #001-14495), incorporated by reference.

4.5	Authorization Agreement for Mobile Cellular Service for Telpe Celular (Portuguese Version).*

No.	Description

4.6	Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation).*

4.7	Authorization Agreement for Mobile Cellular Service for Teleceará Celular (Portuguese Version).*

4.8	Authorization Agreement for Mobile Cellular Service for Teleceará Celular (English Translation).*

4.9	Authorization Agreement for Mobile Cellular Service for Telasa Celular (Portuguese Version).*

4.10	Authorization Agreement for Mobile Cellular Service for Telasa Celular (English Translation).*

4.11	Authorization Agreement for Mobile Cellular Service for Telpa Celular (Portuguese Version).*

4.12	Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation).*

4.13	Authorization Agreement for Mobile Cellular Service for Telern Celular (Portuguese Version).*

4.14	Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation).*

4.15	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (Portuguese Version).*

4.16	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation).*

8.1	List of Subsidiaries.*

10.1	Certification of President and Financial Executive Officer of the Holding Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
* Previously filed.

INDEX OF DEFINED TERMS

Page

AD	20
ADRs	iii
ADSs	iii
American Depositary Shares	iii
Anatel	12
Anatel Decree	30
Bitel	2
BONY	65
Bovespa	57
Brazilian GAAP	1
Breakup	12
Breakup of Telebrás	12
BSE	27
CADE	53
CDI	37
Cellular Region	13
Center	30
Central Bank	4
Code	70
COFINS	24
Commercial Market	4
Commission	1
Common Shares	iii
Company	iii
Concessions	12
Consolidated Financial Statements	1
Corporate Law Method	1
CSL	24
Depositary	57
dollars	iii
Draft Decree	34
DSL1	20
DSL2	20
E&Y	1
Embratel	13
Federal Government	iii
Fenattel	51
FISTEL	25
FISTEL Tax	25
Fittel	51
Fixed-Line Region	13
Floating Market	4
FUNTTEL	24
FUNTTEL Tax	24
FUST	24
FUST Tax	24
GDP	16
General Dividend	54
General Telecommunications Law	12
Goodwill	2
Holding Company	iii
IBGE	16
ICMS	23
IGP-DI	33
IGPM	10
Incoming Call	6
IOF	69
IOF/Títulos	69
ISS	24
JPMorgan	57
KPMG	1
non-U.S. holder	70
off-peak calls	20
Olivetti	15
Outgoing Call	6
Panel	60
PBS-TNC Plan	47
PCS	5
PIS	24
Predecessor Companies	iii
Preferred Shares	iii
Protocol	32
R$	iii
reais	iii
real	iii
Refinancing Agreements	53
Region	12
Rio de Janeiro Stock Exchange	57
SEMA	26
Shareholders Agreement	53
Sistel	52
SMC	5
SMS	18
Stock Option Plan	51
Subsidiaries	iii
tax haven	68
Telasa Celular	iii
Tele Nordeste Celular PBS Plan	52
Telebrás	iii
Telebrás Pension Plan	47
Telebrás System	12
Teleceará Celular	iii
Telecom Italia	14
Telecommunications Regulations	12

Page

Telepisa Celular	iii
Telern Celular	iii
Telpa Celular	iii
Telpe Celular	iii
TIM	8
timnet.com	17
TIMPREV	52
TIMPREV-NORDESTE Pension Plan	47
TJLP	54
TNE	13
U.S. dollars	iii
U.S. GAAP	1
U.S. holder	70
UGB	13
US$	iii
VC1	20
VC2	20
VC3	20

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

Date: June 18, 2003

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

Date: June 18, 2003

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

Date: June 18, 2003

By:	/s/ Walmir Urbano Kesseli

Name: Walmir Urbano Kesseli Title: Financial Executive Officer