Form 20-F
period 2003-12-31
TELE NORDESTE CELULAR PARTICIPACOES SA
filed 2004-05-19
CIK 1066122

As filed with the Securities and Exchange Commission on May 19, 2004
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2003

                        Commission file number: 001-14495

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of Registrant as specified in its charter)

            Tele Nordeste Cellular Holding Company                           The Federative Republic of Brazil
       (Translation of Registrant's Name into English)                (Jurisdiction of Incorporation or Organization)

                       Avenida Ayrton Senna da Silva 1633
             54410-240 Piedade, Jaboatao dos Guararapes, PE, Brazil
                    (Address of principal executive offices)


 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                     Title of each class                              Name of each Exchange on which registered
                     -------------------                              -----------------------------------------
           Preferred Shares, without par value*                                New York Stock Exchange
             American Depositary Shares, each                                  New York Stock Exchange
           representing 20,000 Preferred Shares

      *Not for trading, but only in connection with the listing of American
               Depositary Shares on the New York Stock Exchange.

   Securities registered or to be registered pursuant to Section 12(g) of the
                                   Act: None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report:

                135,324,667,924 Common Shares, without par value

               223,943,821,719 Preferred Shares, without par value

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes X   No
                                     ---    ---

    Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17    Item 18 X
                                   ---        ---

                                TABLE OF CONTENTS

                                                                                                            Page
                                                                                                            ----
Presentation of Information...................................................................................ii
Forward-Looking Information..................................................................................iii

                                                        PART I

Item 1.    Identity of Directors, Senior Management and Advisers...............................................1
Item 2.    Offer Statistics and Expected Timetable.............................................................1
Item 3.    Key Information.....................................................................................1
Item 4.    Information on the Company.........................................................................14
Item 5.    Operating and Financial Review and Prospects.......................................................40
Item 6.    Directors, Senior Management and Employees.........................................................57
Item 7.    Major Shareholders and Related-Party Transactions..................................................61
Item 8.    Financial Information..............................................................................63
Item 9.    The Offer and Listing..............................................................................68
Item 10.   Additional Information.............................................................................73
Item 11.   Quantitative and Qualitative Disclosures about Market Risk.........................................85
Item 12.   Description of Securities Other than Equity Securities.............................................86

                                                        PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies....................................................86
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.......................86
Item 15.   Controls and Procedures............................................................................87
Item 16A.  Audit Committee Financial Expert...................................................................87
Item 16B.  Code of Ethics  ...................................................................................88
Item 16C.  Principal Accountant Fees and Services.............................................................88

                                                       PART III

Item 17.   Financial Statements...............................................................................89
Item 18.   Financial Statements...............................................................................89
Item 19.   Exhibits...........................................................................................90
Index of Defined Terms........................................................................................92
Technical Glossary............................................................................................93

                           PRESENTATION OF INFORMATION

         In this annual report, Tele Nordeste Celular Participacoes S.A. is referred to as the "Holding Company." Its subsidiaries, Telpe Celular S.A. ("Telpe Celular"), Telpa Celular S.A. ("Telpa Celular"), Telern Celular S.A. ("Telern Celular"), Teleceara Celular S.A. ("Teleceara Celular"), Telepisa Celular S.A. ("Telepisa Celular") and Telasa Celular S.A. ("Telasa Celular"), are collectively referred to as the "Subsidiaries." The Holding Company and the Subsidiaries are referred to collectively as "we" or "us." On January 15, 2004, a restructuring transaction involving the merger of all of our Subsidiaries was proposed to the shareholders of each Subsidiary ("Merger of the Subsidiaries"). The restructuring was approved by the shareholders of each of the Subsidiaries on January 30, 2004. As a result of the approval of the Merger of the Subsidiaries, the Subsidiaries began to merge into Telpe Celular, and Telpe Celular changed its name to TIM Nordeste Telecomunicacoes S.A. ("TIM Nordeste"). In order to complete the Merger of Subsidiaries, certain corporate steps remain to be completed. We expect such steps to be completed in 2004; however, failure to complete such steps is not expected to have a material adverse effect on our business. See "Item 4. Information on the Company--Recent Developments--Merger of the Subsidiaries."

         The Holding Company is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A.--Telebras ("Telebras") by Brazil's federal government (the "Federal Government") in May 1998. Each of the Subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of an operating company formerly controlled by Telebras (collectively, the "Predecessor Companies"). References to operations of the Company prior to January 1998 are to the cellular operations of one or more Predecessor Companies. See "Item 4. Information on the Company--Our History and Development."

         References in this annual report to the "Preferred Shares" and the "Common Shares" are to the preferred shares and common shares, respectively, of Tele Nordeste Celular. References to the "American Depositary Shares" or "ADSs" are to Tele Nordeste Celular's American Depositary Shares, each representing 20,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs"), which are listed on the New York Stock Exchange ("NYSE").

         We provide cellular telecommunications services in the Brazilian states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas (collectively, the "Region") under authorizations obtained from the Federal Government.

Presentation of Financial Information

         Brazilian Corporate Law accounting method and U.S. GAAP

         Our audited consolidated financial statements for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003, are our consolidated financial statements, which were prepared in accordance with the Brazilian Corporate Law accounting method and in conformity with accounting requirements and procedures established by the Brazilian securities commission, the Comissao de Valores Mobiliarios ("CVM"), and the related rules applicable to telecommunications service operators. The rules according to which our Consolidated Financial Statements (as defined in "Item 3. Key Information--Selected Financial Data") were prepared differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 26 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders' equity as of December 31, 2002 and 2003 and net income for the years ended December 31, 2001, 2002 and 2003.

         References in this annual report to (i) the "real," "reais" or "R$" are to the Brazilian real (singular) and Brazilian reais (plural) and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars.

         Certain terms are defined the first time they are used in this annual report. The "Index of Defined Terms" that begins on page 92 lists those terms and where they are defined. The "Technical Glossary" that begins on page 93 provides definitions of certain technical terms used herein.

                           FORWARD-LOOKING INFORMATION

         This annual report contains forward-looking statements. We and our representatives also may make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "plan," "predict," "project" and "target," and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed on pages 7 to 13 herein, include, but are not limited to, those resulting from the short history of our operations as an independent, private sector entity and the introduction of competition to, and the size of, the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of our operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

                                     PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

         The selected financial data presented below should be read in conjunction with our consolidated financial statements as of December 31, 2002 and 2003 and for the three years ended December 31, 2003 (our "Consolidated Financial Statements"). Our Consolidated Financial Statements as of and for the years ended December 31, 2001, 2002 and 2003, have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores
Independentes S.S. on the Consolidated Financial Statements that it audited appear elsewhere in this annual report. The following paragraphs discuss some important features of the presentation of the selected financial data and our Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial data and in reading "Item 5. Operating and Financial Review and Prospects."

     Brazilian Corporate Law Accounting Method, Brazilian GAAP and U.S. GAAP

         Our Consolidated Financial Statements have been prepared in accordance with the Brazilian Corporate Law accounting method (the "Brazilian Corporate Law accounting method"), which differs in certain material respects from U.S. GAAP. For many years prior to 2000, we prepared our financial statements for purposes of filing reports with the Securities and Exchange Commission (the "Commission") in accordance with specific guidance published by the Brazilian Institute of Accountants ("Brazilian GAAP"). The accounting principles embodied in Brazilian GAAP and the Brazilian Corporate Law accounting method are generally identical, except that Brazilian GAAP requires historical financial information to be restated in constant reais as of the end of the period presented, using the integral restatement method (correcao monetaria integral), except when, by determination of the Brazilian Institute of Accountants, the rate of inflation for the period is so low as to render insignificant the effect of any such restatement. Early in 2001, the Commission announced that Brazilian companies could present their financial information in accordance with the Brazilian Corporate Law accounting method, which has excluded monetary restatement of historical financial information since 1995, following the end of hyperinflation in Brazil in the early 1990's. In connection with the change in accounting methods in fiscal year 2000, we restated our financial statements for all prior periods for consistent presentation. The Brazilian Corporate Law accounting method differs in certain material respects from U.S. GAAP. See Note 26 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders' equity as of December 31, 2002 and 2003, and net income for the years ended December 31, 2001, 2002 and 2003.

     Corporate Reorganization to Transfer Goodwill

         On June 30, 2000, through a corporate restructuring, we transferred to our Subsidiaries the premium ("Goodwill") paid by TIM Brasil S.A. ("TIM Brasil"), formerly Bitel Participacoes S.A. ("Bitel"), for the acquisition of control of Tele Nordeste Celular. The Goodwill was recorded as an asset. The transfer of Goodwill resulted in a potential tax benefit, increasing our ability to generate free cash flow. Commencing in 1998, the Goodwill was amortized by TIM Brasil using an amortization rate of 4% per annum. After the transfer of the Goodwill to our Subsidiaries, they began amortizing the balance of the Goodwill under the straight-line method over the remaining eight years of the applicable amortization period. See Note 1(b) to our Consolidated Financial Statements. The amortization of Goodwill is expected to reduce our consolidated operating income in future years, and to reduce TIM Nordeste's income and social contribution taxes payable in those years, not affecting the consolidated net operating income.

     Minority Interests

         For 2001, 2002 and 2003, minority interests reflect the interest of shareholders other than Tele Nordeste Celular in each of Telpe Celular, Telpa Celular, Telern Celular, Teleceara Celular, Telepisa Celular and Telasa Celular. On December 31, 2003, minority shareholders owned 20.2% of Telpe Celular, 19.6% of Teleceara Celular, 27.3% of Telpa Celular, 23.1% of Telern Celular, 20.5% of Telasa Celular and 20.0% of Telepisa Celular. See Note 3(t) to our Consolidated Financial Statements.

                             Selected Financial Data

         The following selected financial data for the five years ended December 31, 2003 are derived from our consolidated financial statements. In 2003, 2002 and 2001 our consolidated financial statements were audited by Ernst & Young Auditores Independentes S.S. The data should be read in conjunction with our Consolidated Financial Statements, related notes and other financial information included herein.

                                                                       Year ended December 31,
                                              -----------------------------------------------------------------------
                                                  1999           2000           2001           2002           2003
                                                 ------         ------         ------         ------         -------
                                                                       (thousands of reais)(1)
Income Statement Data

Corporate Law Method
Net operating revenue                         R$ 674,853      R$ 845,620    R$ 826,250      R$ 921,522     R$ 999,453
Cost of services and goods                      (369,214)       (380,702)     (362,289)       (389,383)      (481,579)
                                              ----------      ----------    ----------      ----------     ----------
Gross profit                                     305,639         464,918       463,961         532,139        517,874

Operating expenses:
   Selling expenses                             (146,945)       (233,850)     (191,650)       (188,626)      (208,887)
   General and administrative expenses           (68,631)        (87,892)      (95,986)        (95,298)       (95,679)
   Other net operating income (expense)            3,381         (15,671)      (24,848)        (33,120)       (17,427)
                                              ----------      ----------    ----------      ----------     ----------

Operating income before financial income          93,444         127,505       151,477         215,095        195,881
   (expense)
Net financial income (expenses)                  (81,127)        (82,317)      (42,158)         (6,452)        62,350
                                              ----------      ----------    ----------      ----------     ----------

Operating income                                  12,317          45,188       109,319         208,643        258,231
Net non-operating income (expense)                (4,646)          2,441        (2,155)         (3,120)        13,819
                                              ----------      ----------    ----------      ----------     ----------

Income before taxes and minority interests         7,671          47,629       107,164         205,523        272,050
Income and social contribution taxes               4,375          (9,915)      (20,123)        (48,402)       (18,870)
                                              ----------      ----------    ----------      ----------     ----------

Income before minority interests                  12,046          37,714        87,041         157,121        253,180
Minority interests                                (2,625)        (11,060)      (21,511)        (38,547)       (45,635)
                                              ----------      ----------    ----------      ----------     ----------

Net income                                         9,421          26,654        65,530         118,574        207,545
                                              ==========      ==========    ==========      ==========     ==========

Net income per 20,000 shares outstanding            0.56            1.59          3.88            6.86          11.55
   (reais)(2)
Dividends per 20,000 shares outstanding             0.59            0.62          1.15            1.63           1.70
   (reais)(3)
Dividends(3)                                       9,882          10,319        19,438          28,161         30,454

U.S. GAAP
Operating income                                  77,080         144,893       164,054         237,638        235,112
Net income                                           355          30,060        61,365         102,466        222,876
Net income per 20,000 Common Shares                 0.02            1.80          3.65            5.99          12.61
   outstanding basic and diluted (reais)
Net income per 20,000
    Preferred Shares                             R$ 0.02         R$ 1.80        R$ 3.65        R$ 5.99       R$ 12.61
   outstanding basic and diluted (reais)

                                                                           At December 31,
                                              -----------------------------------------------------------------------
                                                  1999           2000           2001           2002           2003
                                                 ------         ------         ------         ------         -------
                                                                       (thousands of reais)(1)(2)
Balance Sheet Data

Corporate Law Method
Property, plant and equipment, net            R$ 644,020      R$ 718,578    R$ 687,747      R$ 580,910     R$ 689,243
Total assets                                     961,569       1,239,253     1,265,935       1,401,353      1,561,629
Loans and financing                              323,864         407,043       348,311         333,689         80,699
Shareholders' equity                             354,091         575,884       621,976         710,145        877,042

U.S. GAAP
Property, plant and equipment, net               684,154         765,410       725,644         612,109        714,583
Total assets                                   1,001,703       1,284,347     1,299,982       1,428,348      1,540,348
Loans and financing                              318,693         395,938       354,995         390,134         96,307
Shareholders' equity                          R$ 364,709      R$ 588,418    R$ 630,345      R$ 702,406     R$ 892,929

-------------
(1) Information from 1999 to 2003 is presented in nominal reais under both the Corporate Law Method and U.S. GAAP.
(2) Net income per share is determined based upon the weighted average number of shares outstanding during the period. See Note 26(g) to our Consolidated Financial Statements.
(3) Dividends per share have been computed as the sum of dividends and interest on shareholders' equity ("juros sobre capital proprio," according to Brazilian law), an alternative under Brazilian Corporate Law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders' equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual ordinary meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders' equity, divided by the total number of Common Shares and Preferred Shares outstanding as of the common shareholders' meeting date. See "Item 10. Additional Information--Taxation--Brazilian Tax Considerations--Distribution of Interest on Capital."

         In 2002, in accordance with a new CVM rule, we began classifying employees' profit sharing expense as general and administrative expense instead of as a separate line item below operating income before interest. All years prior to 2002 were restated for consistent presentation. Employees' profit sharing expenses amounted to R$2.1 million, R$2.1 million, R$3.8 million, R$3.7 million and R$3.2 million in 1999, 2000, 2001, 2002 and 2003, respectively.

Brazilian Economic Environment

         Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

         Brazil experienced extremely high rates of inflation and devaluation of the Brazilian currency for years prior to the implementation of the Real Plan in 1994. Inflation and certain governmental measures to combat inflation have historically contributed to economic uncertainty in Brazil and to significant volatility in the Brazilian securities markets. The following tables set forth rates of inflation in Brazil, as measured by the IGP-M, and the depreciation or appreciation of the real against the dollar during the periods indicated.

                                                               Year ended December 31,
                                            ----------------------------------------------------------
                                              1999        2000         2001         2002         2003
                                             ------      ------       ------       ------       ------
                                                                     (percentages)
Inflation (IGP-M)                            20.1%        9.9%         10.3%        25.3%         8.7%
Devaluation (real vs. US$)(1)               (48.0)%       (9.3)%      (18.6)%      (52.3)%       19.2%

                                                First Quarter of 2004
                                    --------------------------------------------
                                     Jan                Feb                Mar
                                    -----              -----              -----
                                                   (percentages)

Inflation (IGP-M)                    0.9%               0.7%               1.1%
Devaluation (real vs. US$)(1)        1.8%              (0.9)%             (0.2)%

-----------
(1) Source: Central Bank and Fundacao Getulio Vargas.

Exchange Rates

         We pay any cash dividends, interest on shareholders' equity and any other cash distributions with respect to our Preferred Shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and other distributions in Brazilian currency on our Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will affect the U.S. dollar equivalent of the price of our Preferred Shares on the Brazilian stock exchanges. In addition, exchange rate fluctuations may also affect our dollar equivalent results of operations. See "Item 5. Operating and Financial Review and Prospects."

         There are two legal currency exchange markets in Brazil: the commercial rate currency exchange market ("Commercial Market") and the floating rate currency exchange market ("Floating Market"). The Commercial Market is reserved primarily for currency exchange transactions in connection with foreign trade transactions, and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of foreign investments registered with the Brazilian Central Bank ("Central Bank"). Commercial Market transactions may be carried out exclusively through a Brazilian financial institution authorized to operate in this market. As used herein, the Floating Market applies to currency exchange transactions in connection with transactions other than the ones conducted through the Commercial Market.

         Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange markets from time to time to keep the currency exchange rate within these limits. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real/U.S. dollar rate was permitted to fluctuate, but subsequent Central Bank intervention failed to keep the exchange rate within the new band. On January 15, 1999, the Central Bank announced that the real would be permitted to float freely, with Central Bank intervention to take place only in times of extreme volatility. Since January 20, 1999, there has been no exchange rate band between the real and the U.S. dollar, and the real value of the dollar has been allowed to float. During this time, the Central Bank has intervened only occasionally to control unstable movements in foreign exchange rates, and the real-U.S. dollar exchange rate has experienced considerable fluctuations. From January 20, 1999 to October 31, 2002, the real depreciated by approximately 131.6% relative to the U.S. dollar. On the other hand, from October 31, 2002 to May 31, 2003, the real appreciated by approximately 18.6% relative to the U.S. dollar and has remained relatively stable since that time.

         We cannot predict whether the Central Bank will continue to allow the real to float or whether real foreign-exchange rates will remain stable. See "--Risk Factors--Risks Relating to Brazil--Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares and ADSs" and "--devaluation of the real may affect our ability to meet our foreign currency-denominated obligations and result in a decline in the market prices of the Preferred Shares and ADSs."

         The following table sets forth the Noon Buying Rate, published by the Federal Reserve Bank of New York, expressed in reais per U.S. dollar, for the periods indicated.

                                              Average for
Period                                           Period          High             Low
------                                        -----------        ----             ---
1999(1)                                          1.8640         2.2000           1.2074
2000(1)                                          1.8357         1.9840           1.7230
2001(1)                                          2.3530         2.7850           1.9380
2002(1)                                          2.9570         3.9450           2.3100
2003(1)                                          3.0586         3.6640           2.8230
   October 2003                                  2.8628         2.9060           2.8270
   November 2003                                 2.9150         2.9485           2.8550
   December 2003                                 2.9255         2.9450           2.8700
   January 2004                                  2.8533         2.9450           2.8070
   February 2004                                 2.9342         2.9720           2.9040
   March 2004                                    2.9067         2.9400           2.8680
   April 2004                                    2.9062         2.9590           2.8925
   May 2004 (through May 19, 2004)               3.0664         3.1265           2.9620

--------
(1) Average of the rates on the last day of each month in the period.

         On May 19, 2004, the Noon Buying Rate, as published by the Federal Reserve Bank of New York, was R$3.1140 to US$1.00.

         Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989, and early 1990, for example, the Federal Government froze all dividend and capital repatriations that were owed to foreign equity investors. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that similar measures will not be taken by the Federal Government in the future.

Risk Factors

     Risks Relating to Us

     The conversion of our SMC concessions into PCS authorizations may have a significant impact on our business.

         In December 2002, our Subsidiaries converted their respective concessions to operate under Cellular Mobile Service ("SMC") regulations into authorizations to operate under Personal Communications Services ("PCS") regulations, which allowed us to provide local cellular service, and in July 2003 we received Servico Telefonico Fixo Comutado ("STFC") authorizations to provide national and international long distance telecommunications services. The SMC regulations differ significantly from the PCS and STFC regulations. We are currently working to meet our obligations under the PCS and STFC regulations, but there is no assurance that we will be able to do so. A failure to comply with the PCS and STFC regulations may have a material adverse effect on our business, financial condition and results of operations.

     We operate under a new structure that may have uncertain effects on our revenues.

         As a result of our conversion to PCS authorizations, we are subject to the PCS Regulations and a new rate structure for our services. The new rules to which we are subject also include the Codigo de Selecao de Prestadora ("CSP Program") promulgated by Anatel as part of the PCS regulations. The CSP Program allows customers to choose long distance carriers on a per-call basis. We are now entitled to receive long distance revenues only when telecommunications service users, including our customers, choose TIM Nordeste to carry their long distance calls. However, our customers may select carriers other than TIM Nordeste for their long distance calls.

         A portion of this loss in revenues is expected to be compensated by the revenues we may receive for providing long distance call services to customers of other telecommunications companies and, in addition, from charges we may make under the new VU-M fee, which may be charged by the cellular company interconnecting a long distance call carried by other telecommunication service provider. See "Item 4. Information on the Company--Sources of Revenues--Network Usage Charges and Monthly Subscription Charges" for further discussion of long distance rates.

         We cannot say how much revenue we will receive from long distance calls we may carry for clients of other telecommunications companies or from the application of this new VU-M rate. See "Item 4. Information on the Company--Sources of Revenue," for further discussion of long distance rates. As a result of these changes, our revenues from long distance services may decline, and our business, financial condition and results of operations may be adversely affected.

     We may not receive as much interconnection revenue as we receive today.

         Under the SMC regulations, we were entitled to receive an interconnection fee when a customer of another telecommunications service provider made and connected a call to one of our customers through our network. Similarly, we had to pay a fee to other telecommunications service providers for calls originating from our customers that used their networks. These fees were set by Anatel. Beginning in July 2004, interconnection charges will be freely negotiated, by telecommunications service providers in Brazil, according to rules to be issued by Anatel. As a result, we may receive less interconnection revenue than we presently do, which may have an adverse effect on our business, financial condition and results of operations.

         Additionally, under the CSP Program, when TIM Nordeste is selected as the long distance carrier for a specific call, we are entitled to receive revenues for that long distance call; however, we are not entitled to receive interconnection fees for the use of our network.

     We may face difficulties responding to new telecommunications technologies.

         The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by:

              o the changing regulatory environment, as recently evidenced by Anatel's introduction of the PCS regime, under which telecommunications service providers are allowed to use the advanced global system for mobile communication technology ("GSM");

              o shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements; and

              o ongoing improvements in the capacity and quality of digital technology available in Brazil.

         We currently use time-division multiple access technology ("TDMA") to provide cellular telecommunications services and have begun to offer GSM-based services as well. We plan to make GSM technology widely available to our customers in 2004, but there is no guarantee that we will be able to do so. If we are not able to expand our operations using GSM technology, we may experience adverse effects on our business, financial condition and results of operations.

     We will no longer offer national and international long distance services after 2004.

         Telecom Italia Mobile S.p.A. ("TIM") controls us and several other companies (collectively the "Authorized Sister Companies") operating in the Brazilian telecommunications market. One of the Authorized Sister Companies holds national and international long distance authorizations that overlap geographically with the authorizations we have received. Anatel granted us our national and international long distance authorizations subject to a commitment that this overlap be eliminated within 18 months of July 4, 2003, the date the authorizations were granted. Accordingly, by January 4, 2005, unless a change in the regulatory framework occurs, we will relinquish our national and international long distance authorizations, and the following will occur:

              o users of our cellular telecommunications services will continue to be able to make national and international long distance calls by selecting any long distance carrier code currently available on a per-call basis;
              o we will stop providing national and international long distance services and will no longer receive from customers the revenues associated with providing these services;
              o we will no longer bear the direct costs associated with the provision of national and international long distance services directly to customers; and
              o we will receive revenue in the form of VU-M fees charged to providers selected as long distance carriers for calls originating on our network.

         We believe that the loss of revenues from long distance services will be partially offset by an increase in revenue from VU-M fees, and although we except our overall net revenues to decline, we do not believe that such decline will have a material adverse effect on our business, results of operations or financial condition, but we can make no assurances in this regard.

     Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

         Our business, as a cellular telecommunications services provider, depends on our ability to maintain and expand our cellular telecommunications services network. We believe our expected growth will require, among other things:

              o continuous development of our operational and administrative systems;

              o   increasing marketing activities; and

              o attracting, training and retaining qualified management, technical and sales personnel.

         These activities are expected to place significant demand on our managerial, operational and financial resources. Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects to our business, financial condition and results of operations.

     We face increasing competition, which may adversely affect our results of operations.

         The opening of the Brazilian market for cellular telecommunications services to competition in 1998 has adversely affected our results of operations. Several licenses have been granted for cellular telecommunications services in our areas of authorization, and the Federal Government auctioned additional PCS licenses on frequency ranges referred to as Bands C, D and E during 2001 and 2002. Due to the additional PCS providers that began operations in 2002, we are facing greater competition. Although we estimate our market share for the entire authorization area at 54% on December 31, 2003, the cost of maintaining this market share has increased while margins have decreased. In the future, we may incur higher advertising and other costs as we attempt to maintain or expand our presence in the market.

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

         This increasing competition may continue to adversely affect our market share and margins. Increased competition may also increase the rate of customer turnover or otherwise adversely affect our business, financial condition and results of operations. Our ability to compete successfully will depend on the effectiveness of our marketing and our ability to anticipate and respond to developments in the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Additionally, we may face competitors with greater access to financial resources and capital markets than ours. We cannot predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services.

     We may experience a high rate of customer turnover which could increase our costs of operations and reduce our revenue.

         Churn reflects the number of customers who have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. Our rate of customer churn was 26.5% in 2000, 18.4% in 2001, 23.2% in 2002 and 18.3% in 2003. Our high churn rates are primarily a result of our competitors' aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil, and our strict policy of terminating customers who do not pay their bills. As indicated by our past rates of customer churn, we may experience a high rate of customer turnover which could increase our cost of operations and reduce our revenue.

     We are dependent on fourth quarter results.

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

         We believe there has been a trend of consolidation in the Brazilian telecommunications market. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations.

     Our controlling shareholder may exercise its control in a manner that differs from the best interests of other shareholders.

         TIM, a corporation organized under the laws of Italy, indirectly owned approximately 52.69% of our Common Shares and 22.52% of our total capital on December 31, 2003. This ownership interest allows TIM to determine our actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. TIM may exercise this control in a manner that differs from the best interests of other shareholders.

     Risks Relating to the Brazilian Telecommunications Industry

     We are subject to various obligations in the performance of our activities with which we may be unable to comply.

         In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

         o    the rules set forth by Anatel;

         o the PCS authorizations under which TIM Nordeste operates its cellular telecommunications business;

         o the STFC authorizations to provide national and international long distance telecommunications services; and

         o    the General Telecommunications Law (Lei no. 9,472/97, as amended).

         We believe we are materially in compliance with our obligations arising out of such laws, regulations and authorizations, but we cannot give any assurance that we will be able to continue to do so in the future. See "Item 4. Information on the Company--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." Additionally, we may be unable to comply with future changes in the laws and regulations to which we are subject, especially changes established in response to technological advances. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

     Risks Relating to Brazil

     Brazilian political and economic conditions may have a material adverse effect on our business and a direct impact on the market price of the Preferred Shares and ADSs.

         The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and effect other policies have often involved, among other things, high interest rate environments, currency devaluations and exchange controls, tariff and import quotas, electricity consumption controls, and other measures, such as the freezing of bank accounts, which occurred in 1990.

         Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities, including our Preferred Shares and ADSs. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government's response to these factors:

         o    devaluations and other exchange rate movements;

         o    inflation;

         o    exchange control policies;

         o    social instability;

         o    price instability;

         o    energy shortages;

         o    fluctuations in interest rates;

         o    liquidity of domestic capital and lending markets;

         o    tax policy; and

         o other political, diplomatic, social and economic developments in or affecting Brazil.

         In addition, we cannot predict the effect that the policies of the Lula administration, which took office in January 2003, may have on Brazilian economic conditions or on our financial condition or results of operations.

         Since taking office, the Lula administration has obtained approval from the Brazilian Congress for the implementation of social security and tax reforms. The administration has also announced plans to reform legislation affecting other areas such as bankruptcy procedures, regulation of the power sector, public-private partnerships, infrastructure investment and the credit, capital and labor markets. Future developments or non-developments in the Brazilian economy and government policies may reduce demand for our services or products, adversely affect our financial condition and results of operations, and impact the market price of the Preferred Shares and ADSs.

     Devaluation of the real may adversely affect Brazilian economic conditions and our financial condition.

         Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb inflation. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country's current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures by the Brazilian government aimed at stabilizing the real is uncertain.

     A devaluation of the real may affect our ability to meet our foreign currency-denominated obligations and result in a decline in the market prices of our Preferred Shares and ADSs.

         Brazilian currency historically has suffered frequent devaluations. As a result of inflationary pressures, the real and its predecessor currencies have been devalued periodically over the last four decades. During this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the real and the U.S. dollar and other currencies. See "--Selected Financial Data--Exchange Rates" for more information on exchange rates.

         The real fell in value relative to the U.S. dollar by 18.7% and 52.3% in 2001 and 2002, respectively. During 2001, the real experienced a period of significant devaluation, due in part to the economic uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. During 2002, the real experienced further devaluation, due in part to the continued global economic slowdown and speculation related to the Presidential election in October 2002. On the other hand, from January 1, 2003 to December 31, 2003, the real appreciated by approximately 19.2% relative to the U.S. dollar and has remained relatively stable since May 2003.

         A depreciation of the real could significantly increase the cost in reais of dollar-denominated expenses, such as those that we may need to incur in connection with new investments (for example, for the maintenance of our current TDMA services, and the continuing implementation of GSM technology). Further devaluations of the real relative to the U.S. dollar would reduce the U.S. dollar value of distributions and dividends on the ADSs and also may reduce the U.S. dollar market prices of our Preferred Shares and the ADSs.

     If Brazil experiences substantial inflation in the future, the market prices of our Preferred Shares and ADSs may be reduced.

         In the past, Brazil has experienced extremely high rates of inflation. According to Brazil's general price index ("IGP-M"), the inflation rate was 9.9% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 2.7% for the three months ended March 31, 2004. Inflation itself and some governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy.

         Since 1994, Brazil's inflation rate has been substantially lower than in previous periods. However, during this period, there have been inflationary pressures and actions taken to curb inflation which, together with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market. Brazil may experience high levels of inflation in the future. There can be no assurance that the lower levels of inflation experienced since 1994 will continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation.

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

         Our operations are significantly dependent on our customers' ability to make payments on their accounts. If the Brazilian economy worsens because of, among other factors, the level of economic activity, devaluation of the real, inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to make timely payments for services, which would increase our past due accounts and could materially reduce our net earnings.

     Developments in other emerging market countries may adversely affect the Brazilian economy, limit our access to international capital markets and negatively impact the market prices of our Common Shares, Preferred Shares and ADSs.

         We believe international investors in general consider Brazil to be an emerging market. The Brazilian economy and the securities of Brazilian companies always have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors' responses to those conditions. Although economic conditions are different in each country, investors' reactions to adverse developments in one country may affect the market prices of securities of issuers in other countries, including Brazil. For example, the 1997 Asian economic crisis and the 1998 Russian debt moratorium and the devaluation of the Russian currency triggered market volatility in Latin America and securities markets in other emerging market countries. Adverse developments in emerging market countries could lead to a reduction in demand for, and the market price of, our Preferred Shares and ADSs.

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

     Holders of ADSs are not entitled to attend shareholders' meetings and may only vote through the Depositary.

         Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders' meetings. All Preferred Shares underlying the ADSs are registered in the name of the Depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the Depositary as to how to vote the Preferred Shares represented by ADSs, in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote the underlying Preferred Shares directly at a shareholders' meeting or to appoint a proxy to do so.

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

     Restrictions on the movement of capital out of Brazil may hinder ADS investors' ability to receive dividends and distributions on, and the proceeds of any sale of, our Preferred Shares.

         The Federal Government may impose temporary restrictions on the conversion of reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance.

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

Item 4. INFORMATION ON THE COMPANY

Basic Information

         We provide cellular telecommunications services in the Brazilian States of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas (the "Region") under authorizations from the Federal Government. The operations of the Predecessor Companies related to us began to offer cellular telecommunications services in December 1991. In August 2003, we expanded our services to include national and international long distance services as well. We are the leading provider of cellular telecommunications services in the Region. As of December 31, 2003, we had 2,172,525 active cellular lines.

         The Holding Company is a corporation (sociedade anonima) organized under the laws of Brazil and one of the New Holding Companies formed as a result of the breakup of Telebras by the Federal Government in May 1998. The split-up of the Telebras System into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of Telebras." On July 18, 2003, the Board of Directors approved the relocation of the Holding Company's headquarters. We are now located at Avenida Ayrton Senna da Silva 1633, Piedade, 54410-240 Jaboatao dos Guararapes, PE, Brazil, and our telephone and fax numbers are (55 81) 3302-2591 and (55 81) 3302-2869, respectively. Upon final shareholder approval of the move, Article 5 of our by-laws will be amended to reflect this change.

Our History and Development

         Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating subsidiaries (collectively, the "Predecessor Companies", comprising the "Telebras System") acquired almost all the other telephone companies operating in Brazil and controlled the public telecommunications services in almost all the Brazilian territory.

         Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the Lei Geral de Telecomunicacoes (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans in respect of telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL ("Anatel").

         In January 1998, in preparation for the Breakup of Telebras System, the cellular telecommunications operations of Telebras' operating subsidiaries were spun off into separate companies. The Subsidiaries were created in connection with this corporate reorganization, along with other cellular companies that also started operating under the Telebras System.

         In May 1998, through the Breakup of Telebras, 12 new holding companies (the "New Holding Companies") were formed. The restructuring was conducted by means of a procedure under Brazilian Corporate Law called cisao or split-up. Virtually all of the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the New Holding Companies. The split-up of the Telebras System into the New Holding Companies is referred to herein as the "breakup" or the "Breakup of Telebras." The New Holding Companies, together with their respective subsidiaries, consisted of:

         o eight cellular telecommunications service providers, each operating in one of eight regions (each a "Cellular Region");

         o three fixed-line telecommunications service providers, each providing local service and intraregional long-distance service in one of three regions (each a "Fixed-Line Region"); and

         o Embratel Participacoes S.A. - Embratel ("Embratel"), which provides national long distance telecommunications service (including intraregional and interregional) and international telecommunications service throughout Brazil.

         The fixed-line service provider operating in the Fixed-Line Region that includes the Region is Tele Norte Leste Participacoes S.A. (together with its subsidiaries, "Telemar"). In this annual report, references to the operations of Telemar prior to January 1998 are to the fixed-line operations of the Predecessor Companies.

         Tele Nordeste Celular is one of the New Holding Companies. In the Breakup of Telebras, Tele Nordeste Celular was allocated all of the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided cellular telecommunications service in the Region.

         In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Tele Nordeste Celular, to private-sector buyers. The Federal Government's voting shares of Tele Nordeste Celular were purchased by a consortium comprised of UGB Participacoes Ltda. ("UGB") and Bitel Participacoes S.A. ("Bitel"), (both companies organized according to the Law of the Federative Republic of Brazil). In March 1999, Bitel purchased all shares of the Holding Company held by UGB, increasing its interest in the Holding Company to 51.78% of the voting capital. See "Item 7. Major Shareholders and Related-Party Transactions." In September 2003, TIM Brasil S.A. merged into Bitel Participacoes S.A. and its corporate name was changed to TIM Brasil Servicos e Participacoes S.A., which we refer to as TIM Brasil.

         In December 2002, our Subsidiaries converted their respective concessions to operate under Cellular Mobile Service ("SMC") regulations into authorizations to operate under Personal Communications Services ("PCS") regulations. As part of this conversion process, in July 2003 each of our Subsidiaries also received from Anatel a national long distance and an international authorization.

         On January 15, 2004, a restructuring transaction involving the merger of all of our Subsidiaries was proposed to the shareholders of each Subsidiary ("Merger of the Subsidiaries"). The restructuring was approved by the shareholders of each of the Subsidiaries on January 30, 2004. As a result of the approval of the Merger of the Subsidiaries, the Subsidiaries began to merge into Telpe Celular, and Telpe Celular changed its name to TIM Nordeste Telecomunicacoes S.A., which we refer to as TIM Nordeste. In order to complete the Merger of the Subsidiaries, certain corporate steps remain to be completed. We expect such steps to be completed in 2004; however, failure to complete such steps is not expected to have a material adverse effect on our business. See "--Recent Developments--Merger of the Subsidiaries."


Recent Developments

         Conversion from SMC concessions to PCS authorizations

         On December 10, 2002, the Subsidiaries converted their SMC concessions into PCS authorizations. Our PCS authorizations provide services using transmission frequencies of 1800 and 900 Mhz and operate using advanced technologies, including GSM-based services. In order to remain competitive in the Brazilian telecommunications market, we also began offering, in addition to TDMA, GSM services in August of 2003. As regulated by Anatel, cellular telecommunications providers providing GSM services must do so under a 900 or 1800 MHz frequency band, reserved for those providers operating under PCS licenses auctioned by Anatel. Upon completion of the Merger of the Subsidiaries, the Subsidiaries' PCS authorizations will be transferred to TIM Nordeste. We are only authorized to provide services under a 1800 MHz frequency band.

         The migration to PCS authorizations created a new set of regulatory obligations for the Subsidiaries, including new quality of service standards and the introduction of the CSP Program, which allows customers to choose long distance carriers on a per call basis. In addition, under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect them to be adjusted annually for inflation based on the IGP-DI. See "--Regulation of the Brazilian Telecommunications Industry--PCS Regulation," "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation" and "-- Sources of Revenue--Interconnection."

         Reorganization to Transfer Goodwill

         When TIM Brasil (formerly Bitel) and UGB purchased a majority of the Common Shares in connection with the Privatization, they paid a premium over the book value of the Common Shares for the Goodwill, which was accounted for at the Bitel level. The value of the Goodwill, net of amortization through April 2000, was R$602.3 million. In the first quarter of the year 2000, we and Bitel initiated a corporate reorganization to transfer the Goodwill to certain of the Subsidiaries so that the amortization of the Goodwill could be available as a deduction against income for purposes of calculating income taxes and social contribution tax on profits owed by the Subsidiaries. As of December 31, 2003, the remaining value of the deferred tax benefit related to the unamortized portion of the Goodwill was R$115.4 million.

         Under Brazilian law, the tax benefit generated by the amortization of the Goodwill may revert to the benefit of our controlling shareholder. The Holding Company may therefore capitalize the tax benefit and issue new shares to its controlling shareholder, TIM Brasil Participacoes, provided that the remaining shareholders have the right to maintain their proportional participation in the Holding Company by acquiring such newly issued shares at their cost of issuance from TIM Brasil Participacoes. Accordingly, in return for the transfer of the Goodwill, the terms of the reorganization anticipated the annual issuance to TIM Brasil Participacoes of a number of shares in the Holding Company equal in value to the tax benefit realized from the amortization of the Goodwill, calculated on the basis of the prevailing market price for such shares. In connection with each such issuance of shares, minority shareholders in the Holding Company have a preemptive right to subscribe for such shares in a proportion equal to their percentage interest in the capital stock of the Holding Company. Such right is exercisable at a price equal to that used to calculate the number of shares to be issued to TIM Brasil Participacoes. Whenever a minority shareholder elects to exercise such right, it is required to pay to TIM Brasil Participacoes an amount equal to the value of the shares with respect to which the right is exercised. For fiscal years 2000, 2001, 2002 and 2003, we have realized a tax benefit of R$10.9 million, R$23.2 million, R$25.2 million and R$25.2 million, respectively, from the amortization of the Goodwill, and we have issued Common and Preferred Shares commensurate with the value of the tax benefit. Our minority shareholders have acquired some of those shares. For more detailed information about the corporate restructuring and the tax benefit arising therefrom, see Note 1(b) to the Consolidated Financial Statements.

         Merger of the Subsidiaries

         On January 15, 2004, a restructuring transaction involving the merger of all of our Subsidiaries was proposed to the shareholders of each Subsidiary ("Merger of the Subsidiaries"). The restructuring was approved by the shareholders of each of the Subsidiaries on January 30, 2004. As a result of the approval of the Merger of the Subsidiaries, the Subsidiaries began to merge into Telpe Celular, and Telpe Celular changed its name to TIM Nordeste Telecomunicacoes S.A. ("TIM Nordeste"). In order to complete the Merger of Subsidiaries, certain corporate steps remain to be completed. We expect such steps to be completed in 2004; however, failure to complete such steps is not expected to have a material adverse effect on our business. TIM Brasil Recent Developments

         The rules set forth by Anatel to prevent the controlling shareholders of Band A and Band B cellular service providers from holding more than one license, either in the form of an authorization or a concession, in a single PCS Region. Accordingly, a company controlling a Band A or Band B cellular service provider that acquired control of a PCS authorization resulting in a geographical overlap of its licenses had two alternatives:

              o it could have sold its controlling shares in the Band A or Band B cellular service providers within six months of purchasing the PCS authorization; or

              o it could have waived the right to operate under the PCS authorization in the areas where overlaps existed.

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

         Along with Tele Nordeste Celular, the Authorized Sister Companies have national and international long distance authorizations, and the authorizations of one of the Authorized Sister Companies overlap the authorizations we hold. Our national and international long distance authorizations were granted by Anatel subject to a commitment that this overlap be eliminated within 18 months of July 4, 2003, the date the authorizations were granted, under penalty of forfeiture and other sanctions provided by applicable law. Accordingly, by January 4, 2005, unless a change in the regulatory framework occurs, we will relinquish our national and international long distance authorizations. See "Item 3. Risk Factors--Risks Related to Us--We will no longer offer national and international long distance services after 2004."

         On December 31, 2002, TIM Centro Sul and Portale Rio Norte merged into Portale Sao Paulo S.A. On January 22, 2003, Portale Sao Paulo S.A. changed its name to TIM Celular S.A. and presently is headquartered in the city of Sao Paulo.

Organizational Structure

         TIM Brasil (formerly Bitel) is a consolidated Brazilian subsidiary of TIM. TIM operates in the Italian, Latin American and Mediterranean basin markets, reaching a total of 44.5 million clients worldwide as of December 31, 2003, of which 26.1 million are in the Italian market. TIM's parent company is Telecom Italia S.p.A. ("Telecom Italia"), one of the world's largest fixed-line telecommunications operators, with approximately 26.6 million installed fixed lines (including ISDN equivalent lines). Telecom Italia's business activities also include leasing its lines and providing data communications services, information technology software, and information technology services. Some of these services are provided through its subsidiaries Finsiel, Olivetti Technost, Telecom Italia Lab and Telecom Italia Media. In May 2003, the shareholders of Telecom Italia and Olivetti S.p.A. ("Olivetti") approved the merger of Telecom Italia into Olivetti. Upon completion of this merger, the new entity was named "Telecom Italia S.p.A." The group's subsidiaries and its portfolio of investments include fixed-line and mobile telecommunications companies, which operate mainly in Latin America and certain European countries.

         TIM began operating in Brazil in 1998 and is today one of the leading wireless operators in the country, reaching more than 8.0 million customers nationwide, as of December 31, 2003. TIM considers its operations in Brazil extremely important, both as a standalone business and as a fundamental part of its Pan-South American GSM strategy. In the 2001 auctions held by Anatel for Bands D and E, TIM was the only company to be awarded licenses covering the entirety of the Brazilian territory, becoming as a result the sole operator to offer services on a nationwide level under the same brand. In 2001, TIM formed TIM Brasil S.A., the former holding company of TIM's operating companies in the country. These operating companies include, in addition to us, TIM Sul, a Band A operating company using TDMA and GSM technology to service the states of Parana, Santa Catarina and the city of Pelotas in Rio Grande do Sul ("TIM Sul"); TIM Maxitel, a Band B operating company using TDMA technology to service the states of Bahia, Minas Gerais and Sergipe; and TIM Celular - PCS, a Band D operating company using Band D to provide GSM services to the states of Sao Paulo, Goias, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul (except Pelotas) and in the Federal District and using Band E to provide GSM services to the states of Acre, Amapa, Amazonas, Para, Rondonia, Roraima, Tocantins and Rio de Janeiro.

      Blah!  Sociedade Anonima de Servicos e Comercio (formerly timnet.com)

         On June 13, 2000, we created timnet.com S.A. ("timnet.com"), an Internet services company. timnet.com had an initial capitalization of approximately R$18.0 million in common shares, held 50% by us and 50% by Tele Celular Sul. As of December 31, 2001, Blah!'s share capital was R$78.0 million and Blah!'s shareholders were the following companies, each holding a 20% interest:

         o    Tele Nordeste Celular Participacoes S.A., the Holding Company;

         o    Tele Celular Sul Participacoes S.A., the parent company of TIM
              Sul;

         o    Maxitel S.A.;

         o TIM Celular S.A. (formerly known as Portale Sao Paulo S.A. and originally known as TIM Sao Paolo S.A.); and

         o TIM International N.V., (a company organized according to the laws of the Netherlands, and controlled by TIM).

On September 26, 2003, timnet.com's name was changed to Blah! S.A. ("Blah!").

         In 2000, 2001 and 2002, our proportionate share of the results of Blah! were included in our Consolidated Financial Statements. In December 2003, we sold our 20% participation in the total capital of Blah! to TIM International N.V., an affiliated company under common control. We recognized a gain in this transaction in the amount of R$12.5 million for Brazilian GAAP purposes, which was reverted for US GAAP purposes. See Note 26(l) to our Consolidated Financial Statements.

Capital Expenditures

         Our capital expenditure priorities for 2004 include adapting our network to comply with PCS regulations and the purchase of additional frequencies that we will use to offer GSM services. The Holding Company expects to make approximately R$263.0 million in capital expenditures during 2004. See "Item 4. Information on the Company--Our Network." We set capital expenditure estimates yearly and base them on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct or that we will actually spend our planned capital expenditures in 2004.

         The following table sets forth our capital expenditures in each individual category for the three-year period ended December 31, 2003:

                                               Year ended December 31,
                                       ----------------------------------------
                                        2001             2002             2003
                                       ------           ------           ------
                                                 (millions of reais)
Automatic switching equipment            11.4             7.3             137.9
Other equipment                          73.1            30.4              40.9
Real estate                               0.6             0.0               0.8
Other assets                             46.9            39.1             114.1
                                        -----            ----             -----
     Total capital expenditures         132.0            76.8             293.7
                                        =====            ====             =====

         For a discussion of the methods we used to finance capital expenditures and the recent evolution of capital expenditures, see "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

Business Overview

         Our Services

         We are the leading provider of cellular telecommunications services in the Region, supplying both TDMA and GSM services. Our digital cellular telecommunications service is based on the TDMA and GSM technologies. Our TDMA technology was launched in December 1998. We started providing GSM technology services to our customers in Pernambuco and Ceara in August 2003 and to the rest of our customers in December 2003. GSM technology is currently used by the TIM Group companies operating in Brazil and throughout the world. According to the GSM Association, by the end of 2003, GSM technology was used by more than 600 telecommunication service operators in more than 200 countries, reaching more than one billion users. In addition to voice, GSM technology provides users with additional functionality, as GSM devices use "SIM Cards" which store the user's data and may be transferred to other handsets quickly and easily, with significant benefits in national and international roaming.

         We offer our TDMA and GSM customers automatic roaming services throughout Brazil, allowing customers to obtain cellular telecommunications services while outside the Region. Our GSM customers benefit from international roaming services in approximately 76 countries. Similarly, we provide roaming services to customers of certain cellular telecommunications service providers while in the Region. See "--Our Contractual Obligations --Roaming Agreements."

         Through an arrangement with a third party, we also offer value-added services, including short message services, voicemail, caller identification, call forwarding, conference calling and selective and international call blocking and others. In addition, since February 1999, we have sold digital cellular handsets.

         We also provide interconnection services to fixed-line and cellular service providers. See "--Our Contractual Obligations--Interconnection Agreements."

         The Region


         Our Region

         The portion of the Brazilian territory in which we operate is comprised of:

         o the state of Piaui;

         o the state of Ceara;

         o the state of Rio Grande do Norte;

         o the state of Paraiba;

         o the state of Pernambuco; and

         o the state of Alagoas.

         The map below shows the location of our Region within Brazil.

                                [OBJECT OMITTED]

         The Region covers an area of approximately 635,486 square kilometers, representing approximately 7.4% of Brazil's area. The Region has 55 metropolitan areas with populations in excess of 100,000, including the cities of Fortaleza and Recife, Brazil's fifth and eighth largest cities, respectively. Set forth below is a map showing the location of the Region within Brazil.

         The following table sets forth population, Gross Domestic Product ("GDP") and per capita income statistics for each State in the Region at the dates and for the years indicated.

                                                     Population     % of Brazil's   % of Brazil's      Per capita
State                                              (millions)(1)    population (1)      GDP (2)      income in US$ (2)
-----                                              -------------    --------------  --------------   -----------------
Pernambuco                                              7.9               4.7             2.6             1,437
Ceara                                                   7.4               4.3             1.9             1,187
Paraiba                                                 3.4               2.0             0.8               964
Rio Grande do Norte                                     2.9               1.7             0.8             1,575
Alagoas                                                 2.8               1.6             0.8             1,482
Piaui                                                   2.8               1.7             0.5               792
                                                       ----              ----             ---             -----
Region                                                 27.2              16.1             7.3             1,239
                                                       ====              ====             ===             =====

---------
(1) Information from the Instituto Brasileiro de Geografia e Estatistica ("IBGE") based upon Censo Demografico 2000.
(2) Information from Almanaque Abril 2001.

         On December 31, 2003, according to our estimates, we served approximately 54% of the total cellular lines in operation within our Region. Our business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy, and the economy of the Region in particular. See "Item 3. Key Information--Risk Factors."

The Holding Company and the Subsidiaries

         As of December 31, 2003, substantially all of the Holding Company's assets consisted of shares in the Subsidiaries. After the Merger of the Subsidiaries is complete, TIM Nordeste, formerly Telpe Celular, will be the only subsidiary of the Holding Company. Previously the Holding Company relied almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. As of January 30, 2004, the Holding Company has relied on TIM Nordeste to meet those needs. See "-Recent Developments-Merger of the Subsidiaries" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

         In March 1999, we commenced marketing our cellular telecommunications services under the brand "TIM," which is also used by Tele Nordeste Celular, Maxitel and TIM.

Sources of Revenue

         Our total gross revenue by category of activity for each of the last three fiscal years are as set forth below:

Category of Activity                     2001            2002            2003
--------------------                    ------          ------          ------
                                                 (thousands of reais)

Cellular telephone services           1,006,577        1,129,642      1,191,731
Sales of handsets and accessories        47,976           68,834        123,545
                                      ---------        ---------      ---------
Total                                 1,054,553        1,198,476      1,315,276
                                      =========        =========      =========

         Revenue from cellular telephone services includes revenue from:

              o   network usage charges for cellular calls;

              o usage charges for national and international long distance calls;

              o   monthly subscription charges;

              o   interconnection charges; and

              o value-added services, including charges for short messaging services, call forwarding, call waiting, voicemail, invoice control, conference calling, TIM Office services and value-added services provided by third parties through commercial agreements.

We stopped charging activation fees in December 1998 and have not resumed charging such fees.

         Network Usage Charges and Monthly Subscription Charges

         Local Services

         Cellular Service Usage Rates. Unlike in North America, cellular telecommunications service in Brazil is offered on a "calling party pays" basis, under which the customer generally pays only for outgoing calls. Additional charges apply when a customer receives or places calls while outside of his Home Registration Area, as defined below.

         We charge different rates for our services, which vary depending on the time of the day a call is made, the day of the week the call is made, the customer's service plan, and the location of the parties on a call. While operating under the SMC regulations, we divided our Region into certain areas defined as home registration areas ("Home Registration Areas"). Each of our customers was registered as a user of one of our 29 Home Registration Areas, in which our Region was divided. Under the PCS authorizations, our Region is divided into 9 Home Registration Areas.

         Our usage rate categories were not altered by our migration from the SMC to the PCS regime, which as of December 2003, were as follows:

         o VC1. The "VC1" rate is our lowest rate per minute and applies to calls made by a customer located in the customer's Home Registration Area to a person registered in the same Home Registration Area.

         o AD. "AD" is a per-call surcharge applicable to all outgoing calls or incoming calls made or received by a customer while outside such customer's Home Registration Area.

         Long Distance Services

         Our long distance usage rate categories were modified by our migration to the PCS authorizations. The following were our long distance rates applicable until July 2003:

         o VC2. The "VC2" rate applies to calls placed by a customer registered in one Home Registration Area to a customer registered in another Home Registration Area in the same Region.

         o VC3. The "VC3" rate applies to calls placed by a customer registered in one Home Registration Area to a user registered in another Home Registration Area located outside the Region.

         o DSL1. "DSL1" is a per-minute surcharge applicable to incoming calls received by a customer located outside the customer's Home Registration Area, but within the Region; and

         o DSL2. "DSL2" is a per-minute surcharge applicable to incoming calls received by a customer located outside the Region.

         Since July 2003, with the introduction of the CSP Program, customers can select long distance carriers on a per-call basis. In addition, Home Registration Areas are larger and fewer in number, compared to the ones existing under the SMC regulations. Under this new rate allocation structure, a customer is charged the VC-1 rate directly by us only for calls completed to a number registered within that customer's Home Registration Area. Long-distance calls, however, are charged to a customer by the chosen long-distance carrier. Other long-distance carriers, in turn, will pay us a new VU-M fee for any use of our network for such a long-distance call.

         Beginning July 2003, our long distance usage rate categories were as follows:

         o VC2. The "VC2" rate applies to calls placed by a customer located in one of our Home Registration Areas selecting us as the long distance carrier, on a per-call basis, to place a call to a customer registered in another Home Registration Area in the same Region;

         o VC3. The "VC3" rate applies to calls placed by a customer located in one of our Home Registration Areas selecting us as the long distance carrier, on a per-call basis, to place a call to a customer registered outside the Region; and

         o VU-M. "VU-M" is an interconnection fee we charge the other long distance carriers selected by our customers to carry their long distance calls.

         It is also important to observe that, as a result of our migration to the PCS regime, we are allowed to provide national and international long distance services to customers of other telecommunications companies located in our Region. For example, we are able to provide long distance services to clients of other cellular companies, within or outside of their original Home Registration Areas, and to clients of fixed line companies.

         Service Plans. We offer various service plans to our customers. We believe our plans provide features that address specific needs of groups of our customers. Our plans vary with respect to the different services available and applicable charges, and they vary based on the Home Registration Area of the user.

         Cellular plans offered until July 2003

         Until July 2003, the service plans exclusively to TDMA technology users were essentially as follows:

------------------------------------------------------------------------------------------------------------------------------------

   Plans           Monthly    Minutes                                    Peak Time
                Fee (reais)  Included                                                                                        AD
                                       ----------------------------------------------------------------------------------
                                                                                              DSL1 -     DSL1 -
                                      VC1 & VC2  VC1 & VC2  VC1 & VC2                VC3      within    outside of
                                        M-F(2)   TIM-TIM(1)   M-M(3)    VC3 M-F(2)  M-M(3)   the state  the state   DSL2
------------------------------------------------------------------------------------------------------------------------------------
Pre-paid TDMA
------------------------------------------------------------------------------------------------------------------------------------
Noite                                    0.74       0.74       0.74        0.74      0.74      0.00       0.30       0.48    0.31
------------------------------------------------------------------------------------------------------------------------------------
Dia                                      0.56       0.56       0.56        0.56      0.56      0.00       0.30       0.48    0.31
------------------------------------------------------------------------------------------------------------------------------------
Toda Hora                                0.54       0.54       0.54        0.54      0.54      0.00       0.30       0.48    0.31
------------------------------------------------------------------------------------------------------------------------------------
Post-paid TDMA
------------------------------------------------------------------------------------------------------------------------------------
Basico              16.75       -        0.39       0.50       0.50        0.90      0.90      0.40       0.40       0.50    0.40
------------------------------------------------------------------------------------------------------------------------------------
Formula 10          13.82       10       0.55       0.62       0.62        0.78      0.78      0.37       0.37       0.42    0.37
------------------------------------------------------------------------------------------------------------------------------------
Formula 30          21.72       30       0.41       0.22       0.41        0.49      0.49      0.00       0.41       0.41    0.41
------------------------------------------------------------------------------------------------------------------------------------
Formula 60          30.96       60       0.32       0.22       0.46        0.74      0.74      0.00       0.00       0.42    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 90          36.08       90       0.31       0.22       0.46        0.74      0.74      0.00       0.00       0.42    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 120         40.44      120       0.27       0.19       0.46        0.71      0.71      0.00       0.00       0.49    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 240         65.15      240       0.27       0.19       0.39        0.53      0.53      0.00       0.00       0.49    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 360         89.29      360       0.27       0.19       0.39        0.53      0.53      0.00       0.00       0.49    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 480        111.24      480       0.27       0.19       0.39        0.53      0.53      0.00       0.00       0.42    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 600        135.29      600       0.27       0.19       0.37        0.53      0.53      0.00       0.00       0.42    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 720        151.52      720       0.27       0.19       0.37        0.53      0.53      0.00       0.00       0.42    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 840        191.66      840       0.27       0.19       0.37        0.53      0.53      0.00       0.00       0.42    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 960        191.66      960       0.27       0.19       0.37        0.53      0.53      0.00       0.00       0.42    0.00
------------------------------------------------------------------------------------------------------------------------------------
Formula 1,200      224.73     1,200      0.22       0.19       0.31        0.45      0.45      0.00       0.00       0.42    0.00
------------------------------------------------------------------------------------------------------------------------------------
Empresarial 1,200  281.85     1,200      0.28       0.19       0.28        0.39      0.39      0.00       0.00       0.35    0.00
------------------------------------------------------------------------------------------------------------------------------------
Empresarial 2,400  511.09     2,400      0.27       0.19       0.27        0.39      0.39      0.00       0.00       0.35    0.00
------------------------------------------------------------------------------------------------------------------------------------
Empresarial 4,800  984.60     4,800      0.27       0.19       0.27        0.39      0.39      0.00       0.00       0.35    0.00
------------------------------------------------------------------------------------------------------------------------------------
Empresarial 9,600 1,886.52    9,600      0.25       0.19       0.25        0.39      0.39      0.00       0.00       0.35    0.00
------------------------------------------------------------------------------------------------------------------------------------

-------------
(1) Applies to calls from one TIM Sul client to another TIM Sul client.
(2) Applies to call from a cellular phone to a fixed line.
(3) Applies to calls from one cellular client to another, to which TIM-TIM rates do not apply.


In connection with these plans, we provided additional revenue generating services such as, among others, call blocking, short messaging services, call forwarding, call waiting, voicemail, invoice control, and conference calling.

         Local Service TMDA plans after July 2003

         Beginning July 6, 2003, our TDMA plans were adapted to the PCS regime and our rates and plans are now structured essentially as follows:

------------------------------------------------------------------------------------------
                                                          Peak Time
         Plans          Monthly Fee  Minutes    -------------------------        AD
                           (reais)  Included        VC1 (MF)      VC1 (MM)
                                                     Rate          Rate
----------------------- ------------ ---------- ------------- ------------- --------------
Pre-paid TDMA
----------------------- ------------ ---------- ------------- ------------- --------------
Day plan                  0.7500         -         0.7500        1.2333         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Night plan                0.9900         -         0.3500        1.2333         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Anytime                   0.7200         -         0.7200        1.2333         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Corporate plan            0.4800         -         0.4800        1.2333         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Post-paid TDMA
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 10                 22.28        10         0.7600        0.8600         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 30                 33.20        30         0.5700        0.5700         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 60                 45.30        60         0.4600        0.6700         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 90                 52.80        90         0.4300        0.6700         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 120                60.20        120        0.3700        0.6700         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 240                95.30        240        0.3700        0.6200         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 360               130.10        360        0.3700        0.6200         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 480               162.10        480        0.3500        0.6200         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 600               192.50        600        0.3500        0.5700         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 720               219.80        720        0.3500        0.5700         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 960               276.70        960        0.3500        0.5700         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Formula 1,200             322.80       1,200       0.3000        0.4800         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Empresarial 1,200         434.00       1,200       0.3000        0.3000         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Empresarial 1,800         609.00       1,800       0.3000        0.3000         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Empresarial 2,400         764.00       2,400       0.3000        0.3000         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Empresarial 3,000         929.00       3,000       0.3000        0.3000         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Empresarial 4,800        1,340.00      4,800       0.3600        0.3600         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Empresarial 6,000        1,769.00      6,000       0.3000        0.3000         0.39
----------------------- ------------ ---------- ------------- ------------- --------------
Empresarial 9,600        2,540.00      9,600       0.3400        0.3400         0.39
------------------------------------------------------------------------------------------

         GSM Plans

         Beginning December 17, 2003, the GSM service plans we offered were essentially as follows:

------------------------------------------------------------------------------------------
                                                      Peak Time
                     Monthly     Minutes   ---------------------------------
      Plans        Fee (reais)  Included                             VC1 M-M       AD
                                           VC1 M-F    VC1 TIM-TIM   & others
------------------------------------------------------------------------------------------
Pre-paid GSM
------------------------------------------------------------------------------------------
Meu Jeito  Sempre       -         -         0.55          0.55         0.55        0.69
------------------------------------------------------------------------------------------
Meu Jeito Modulado      -         -         0.71          0.71         0.71        0.69
------------------------------------------------------------------------------------------
Post-paid GSM
------------------------------------------------------------------------------------------
Formula GSM 30        23.88      30         0.43          0.24         0.43        0.69
------------------------------------------------------------------------------------------
Formula GSM 60        32.52      60         0.43          0.24         0.43        0.69
------------------------------------------------------------------------------------------
Formula GSM 120       43.18      120        0.28          0.19         0.45        0.69
------------------------------------------------------------------------------------------
Formula GSM 240       68.34      240        0.28          0.19         0.45        0.69
------------------------------------------------------------------------------------------
Formula GSM 360       93.20      360        0.28          0.19         0.45        0.69
------------------------------------------------------------------------------------------
Formula GSM 480      116.18      480        0.28          0.19         0.45        0.69
------------------------------------------------------------------------------------------
Formula GSM 600      137.89      600        0.28          0.19         0.45        0.69
------------------------------------------------------------------------------------------
Formula GSM 720      157.49      720        0.28          0.19         0.45        0.69
------------------------------------------------------------------------------------------
Meu Sonho 125         47.46      125        0.23          0.23         0.23        0.69
------------------------------------------------------------------------------------------
Meu Sonho 250         71.19      250        0.22          0.22         0.22        0.69
------------------------------------------------------------------------------------------
Meu Sonho 500        125.20      500        0.21          0.21         0.21        0.69
------------------------------------------------------------------------------------------
Nosso Modo           129.90      500        0.36          0.36         0.36        0.00
------------------------------------------------------------------------------------------

         In connection with these plans, we provide additional revenue generating services such as call blocking, short messaging services, call forwarding, call waiting, voicemail and conference calling. In connection with the GSM plans, we also provide additional services such as photo messaging and short voice messaging services.

         National Long Distance Services

         Our national long distance rates for calls varied according to a number of factors, such as the location of the parties to the call, the fixed or cellular services used by each party and the usage of our network for the relevant call.

         The following tables provide some of the rates we charged our cellular customers for national long distance calls originated in the States of Pernambuco, Ceara, Alagoas, Rio Grande do Norte, Sergipe and Piaui as of December 31, 2003.

         TDMA Plans

-------------------------------------------------------------------------
                             VC2 (MF)         VC2 (MM)         VC3
         Plans                 Rate             Rate           Rate
------------------------ ------------------ ------------- ---------------
Pre-paid TDMA
------------------------ ------------------ ------------- ---------------
Prepaid-Day plan              1.2333           1.2333         1.2333
------------------------ ------------------ ------------- ---------------
Prepaid-Night plan            1.2333           1.2333         1.2333
------------------------ ------------------ ------------- ---------------
Prepaid-Anytime               1.2333           1.2333         1.2333
------------------------ ------------------ ------------- ---------------
Prepaid-Corporate plan        1.2333           1.2333         1.2333
------------------------ ------------------ ------------- ---------------
Post-paid TDMA
------------------------ ------------------ ------------- ---------------
Formula 10                    0.9670           1.5276         1.5276
------------------------ ------------------ ------------- ---------------
Formula 30                    0.7754           1.3360         1.3360
------------------------ ------------------ ------------- ---------------
Formula 60                    0.6700           1.2306         1.2306
------------------------ ------------------ ------------- ---------------
Formula 90                    0.5992           1.2019         1.2019
------------------------ ------------------ ------------- ---------------
Formula 120                   0.5417           1.1444         1.1444
------------------------ ------------------ ------------- ---------------
Formula 240                   0.5417           1.1444         1.1444
------------------------ ------------------ ------------- ---------------
Formula 360                   0.5417           1.1444         1.1444
------------------------ ------------------ ------------- ---------------
Formula 480                   0.5226           1.1252         1.1252
------------------------ ------------------ ------------- ---------------
Formula 600                   0.5226           1.1252         1.1252
------------------------ ------------------ ------------- ---------------
Formula 720                   0.5226           1.1252         1.1252
------------------------ ------------------ ------------- ---------------
Formula 960                   0.5226           1.1252         1.1252
------------------------ ------------------ ------------- ---------------
Formula 1,200                 0.4651           1.0678         1.0678
------------------------ ------------------ ------------- ---------------
Empresarial 1,200             0.3981           0.9867         0.9867
------------------------ ------------------ ------------- ---------------
Empresarial 1,800             0.3981           0.9867         0.9867
------------------------ ------------------ ------------- ---------------
Empresarial 2,400             0.3981           0.9867         0.9867
------------------------ ------------------ ------------- ---------------
Empresarial 3,000             0.3981           0.9867         0.9867
------------------------ ------------------ ------------- ---------------
Empresarial 4,800             0.4525           1.0411         1.0411
------------------------ ------------------ ------------- ---------------
Empresarial 6,000             0.3981           0.9867         0.9867
------------------------ ------------------ ------------- ---------------
Empresarial 9,600             0.4333           1.0220         1.0220
-------------------------------------------------------------------------

         GSM Plans

-----------------------------------------------------------
                                               VC2 others
    Plans             VC2 M-F   VC2 TIM-TIM      & VC3
-----------------------------------------------------------
Pre-paid GSM
-----------------------------------------------------------
Meu Jeito Sempre        0.93         0.93         0.93
-----------------------------------------------------------
Meu Jeito Modulado      0.93         0.93         0.93
-----------------------------------------------------------
Post-paid GSM
-----------------------------------------------------------
Formula GSM 30          0.59         0.52         1.01
-----------------------------------------------------------
Formula GSM 60          0.59         0.52         1.01
-----------------------------------------------------------
Formula GSM 120         0.41         0.34         0.86
-----------------------------------------------------------
Formula GSM 240         0.41         0.34         0.86
-----------------------------------------------------------
Formula GSM 360         0.41         0.34         0.86
-----------------------------------------------------------
Formula GSM 480         0.41         0.34         0.86
-----------------------------------------------------------
Formula GSM 600         0.41         0.34         0.86
-----------------------------------------------------------
Formula GSM 720         0.41         0.34         0.86
-----------------------------------------------------------
Meu Sonho 125           0.36         0.29         0.81
-----------------------------------------------------------
Meu Sonho 250           0.36         0.29         0.81
-----------------------------------------------------------
Meu Sonho 500           0.36         0.29         0.81
-----------------------------------------------------------
Nosso Modo              0.45         0.41         0.89
-----------------------------------------------------------

         International Long Distance Services. Our international long distance rates for calls varied according to a number of factors, such as the location of the parties to the call, the fixed or cellular services used by each party and the usage of our network for the relevant call.

         Roaming Fees. We receive revenue pursuant to roaming agreements with other cellular telecommunications service providers. When a call is made from within our Region by a client of another cellular service provider, that service provider pays us a roaming charge for the call which is charged at the applicable rate from the TIM Basic Plan approved by Anatel.

         Similarly, when one of our clients makes a cellular call when that customer is outside of the Region, we must pay the charges associated with that call to the cellular communication service provider in whose region the call originates. See "--Our Contractual Obligations--Roaming Agreements."

         In addition, when a client places a long distance call while roaming, we may receive the respective long distance revenues if we are chosen as the long distance carrier.

         Prepaid Service Fees. Beginning in April 1999, we started offering customers pre-paid cellular telecommunications services. Through our pre-paid plans, our customers acquire calling cards that provide a certain number of credits that can be used to place calls. Our customers may purchase calling cards at various points of sale throughout our Region, such as banks, grocery stores and gas stations. Our customers may also recharge their calling card at various points of sale throughout our Region without having to purchase a new card. We estimate that on December 31, 2003, these points of sale numbered approximately 26,550. In 2003, we shortened the period within which the credits from calling cards must be used by our customers to 90 days from the day it is activated, as compared to 180 days in previous years.

      Interconnection Charges

         Prior to July 2003, we charged a telecommunications service provider from whose network the call originated an interconnection charge for every minute our network was used in connection with such call. See "--Our Contractual Obligations--Interconnection Agreements." As of July 2003, operating under the PCS authorizations, TIM Nordeste charges interconnection fees to other long distance companies chosen by our customers to carry their long distance calls. See "--Regulation of the Brazilian Telecommunications Industry--PCS Regulations" and "--Regulation of the Brazilian Telecommunications Industry--Long Distance Regulation."

         In February 2002, the interconnection rate was raised by Anatel to R$0.2963 per minute, net of taxes. In February 2003, Anatel authorized an interconnection rate of R$0.3614 per minute, net of taxes, and in February 2004, the interconnection rate was increased to R$0.38701 per minute, net of taxes.

         Beginning in July 2004, interconnection charges will be negotiated among telecommunications service providers in Brazil within rules to be promulgated by Anatel. We are not able to anticipate the impact of the Anatel rules, if in fact issued before July 2004, on such negotiations.

      Co-Billing Services

         Co-billing occurs when we bill one of our clients on behalf of another long distance service provider for services rendered to our client by that carrier, or when another carrier bills its clients on our behalf for long distance services we render to its clients. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are being negotiated between the companies under the supervision of Anatel.

      Value-added Services

         Through an agreement with a third party, we offer value-added services such as short messaging services, multimedia message services (MMS), voicemail, call waiting, call forwarding, and conference calling services, among others. We have also entered into agreements with our competitors related to our short messaging services. As a result of these agreements, beginning December 2001, our customers were able to receive and send short messages throughout Brazil.

         We stopped providing Internet services in the second half of 2003 with the sale of Blah! to TIM International N.V. See "--Organizational
Structure--Blah! Sociedade Anonima de Servicos e Comercio (formerly timnet.com)."

      Cellular Telephone Sales

         We started selling digital cellular telephones in December 1998, both directly and through our dealer network. The telephones are sometimes sold at or below cost as part of one of our packages that include cellular telecommunications services. Management believes that, while sales of cellular telephones may be, from time to time, a significant source of revenue, they are unlikely to become a significant source of income. At present, supplies of cellular handsets sufficient to satisfy demand in the Region are available in the market, making it unnecessary for us to engage in significant levels of handset sales. Additionally, no meaningful demand for us to supply handsets has developed, although our move to offer GSM technology by the second half of 2003 may result in increased demand. See "--Our Network."

Sales and Marketing

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

         We market our services through a network of stores, including general retail stores that sell our cellular telecommunications services and related goods on a non-exclusive basis and dedicated outlets that sell our services and goods exclusively. As of December 31, 2003, our services were marketed through 577 stores, of which 10 were operated by us and 567 were operated by independent dealers. This network enables us to market our services and provide after-sale service throughout the Region. We also market our cellular telecommunications service directly to certain large corporate customers.

         We pay our dealers commissions that vary depending on whether the dealer operates a dedicated outlet or a general retail store. In 2002, because of increasing competition in the Region, we renegotiated our agreements with dealers operating dedicated outlets to allow them to sell more than one brand. We provide dealers with advertising and marketing materials and make contributions to their advertising costs on a case-by-case basis. Our dealers also receive product and customer service training.

         Our personnel and authorized dealers receive ongoing training and marketing support. For example, in 2003, we spent more than 39,000 training hours training our dealers and sales workforce, preparing for the migration to the PCS regime and GSM technology services. We generally have the ability to terminate contracts with our personnel and authorized dealers for any reason by giving a written notice of termination. On December 31, 2003, services were marketed through 577 points of sale, out of which 10 were operated directly by our sales personnel and 567 through our authorized dealers. In addition, in 2003, we modernized and standardized our points of sale, in an effort to reflect the technological advances adopted by TIM in Brazil. This point of sale network enables us to market our services and to provide after-sale service throughout the Region.

         Anatel regulations require cellular telecommunications companies to provide service to all individuals regardless of income level requesting their services. Nonetheless, we can recommend service plans that are suitable to each potential customer's needs and credit history, such as our pre-paid service plan. If a customer fails to make timely payments, services can be interrupted. See "--Billing and Collection."

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

Our Network

         As of December 31, 2003, our TDMA cellular telecommunications network included 850 radio base stations, 81 signal amplifiers and approximately 51,865 voice channels and covered approximately 74.5% of the Region's population. We continue to maintain and upgrade our network in response to customers needs and the PCS regulatory requirements. The network is connected primarily by a fiber-optic transmission system leased from Telemar and Embratel. Ericsson is our main supplier of TDMA cellular telecommunications equipment.

         The following table sets forth information on our client base, coverage and related matters at the dates and for the years indicated. Unless otherwise indicated, all amounts are our estimates.

                                                                                    At December 31,
                                                                       ---------------------------------------
                                                                         2001           2002           2003
                                                                        ------         ------         ------
Active cellular lines                                                  1,757,660      1,925,843      2,172,525
Growth in active cellular lines during year                                16.3%           9.6%          12.8%
Estimated population of Region (millions) (1)                               27.2           27.2           27.2
Percentage of population covered (2)                                         75%            75%            75%
Penetration (3)                                                             6.5%           6.9%           7.7%
Percentage of area of Region covered                                         29%            29%            29%
Average monthly incoming minutes of use per client during year                84             62             45
Average monthly outgoing minutes of use per client during year                48             51             62
Average monthly revenues per client during year (4)                       R$41.2         R$42.1         R$37.5

-------
(1) IBGE estimates from Censo Demografico 2000.
(2) Percentage of population of the Region that can access our cellular telephone signal.
(3) Number of active cellular lines in service divided by the population of the Region.
(4) In nominal reais, net of taxes.

         Digitalization represents one of our key strategic initiatives. As of December 31, 2003, approximately 78% of our network was digital and 99% of its clients used digital handsets. Our management believes that digitalization offers certain advantages, including greater network capacity, reduced operating costs and additional revenues through the sale of value-added services. Digital cellular telecommunications service also offers clients greater security.

         In December 2002, the Subsidiaries converted their respective concessions to operate under SMC rules into authorizations to operate under PCS rules. Under the PCS regulations, we are allowed to use GSM technology. In 2003, we improved our network, in order to provide services through GSM technology.

         On December 31, 2003, our GSM cellular telecommunications network consisted of 632 base transceiver station, 11 base station controllers and approximately 11,376 time slots and covered approximately 44.3% of the Region's population. We continue to keep GSM network quality of service development and control in response to customers' needs and regulatory requirements. The network is connected primarily by a fiber-optic transmission system leased from Telemar and Embratel. Nokia and Ericsson are our main suppliers of GSM network equipment.

         Under the concessions, we were obligated to meet certain quality of service and annual network coverage obligations. All the Subsidiaries were in compliance with their quality of service obligations and reached all their network coverage obligations under the SMC regime through July 2003. In addition, prior to our conversion from SMC concessions to PCS authorizations, we also had quality of service under a Protocol for Mobile Cellular Service Providers, jointly adopted by Anatel and Brazilian cellular service providers. Through July 2003, all of the Subsidiaries were in compliance with their quality of service obligations, as required under the Protocol. The Protocol is not applicable to the Subsidiaries after the migration to the PCS regulations.

         We were subject to the PCS quality of service indicators as of September 2003. As of December 2003, we have achieved the majority, but not all, of the service of quality requirements applicable to the PCS service operators. While there can be no assurances, we will continue to make efforts to meet all our quality of service obligations under the PCS authorizations. See "--Regulation of the Brazilian Telecommunications Industry."

Dependence on Patents, Licenses or Contracts

         Other than the authorizations of each Subsidiary, neither our business nor our profitability is materially dependent on patents, licenses or contracts.

Billing and Collection

         Pursuant to Anatel's regulations, we provide our clients with their bills at least five days before the due date. If a client's payment is more than 15 days past due, either outgoing service or both outgoing and incoming services can be suspended until full payment for all outstanding charges is received. If a client's payment is more than 90 days past due, service can be discontinued.

         Towards the end of 1999, we completed the implementation of a new billing system from SEMA Group PLC ("SEMA"). This billing system has four main functions:

              o   client registration;

              o   client information management;

              o   accounts receivable management; and

              o   billing and collection.

         The billing system gives us greater flexibility in developing service plans and billing options and enables us to monitor account balances in near real-time. In November 2001, we acquired from SEMA an updated billing system, which will increase flexibility, for example enabling us to offer and bill for new services in a short time-to-market. The system uses a standard UNIX platform and Oracle database, which will enable us to reduce our operational and maintenance costs. In August 2002, we installed a new module from SEMA for our prepaid billing system. This new module gives us greater flexibility in developing promotions, reducing implementation time, and enables us to give bonuses to prepaid subscribers within a shorter period of time. The new module uses a standard UNIX platform and Oracle database.

         Prior to the initiation of our GSM overlay, TIM Brasil had developed an extensive GSM network and support system, including an effective GSM billing system. In connection with the launch of our GSM services, we upgraded a number of our systems to interface with TIM Brasil's central billing system. Utilizing TIM Brasil's centralized system for our GSM billing needs makes our operations more efficient and relieves us of the need to create our own GSM billing system. After an initial trial period, the support given to us by TIM Brasil in relation to our GSM operations will be the subject of a specific agreement, the terms of which will conform to common market prices and practices.

         Pursuant to Anatel regulations, we and other telephone service providers operating in Brazil periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis. See "--Sources of Revenue--Interconnection Charges" and "--Sources of Revenue--Roaming Fees." Currently, the reconciliation process is largely managed by Embratel Clearing House. For international and national long-distance calls made by our clients, we forward the amount collected for such calls to Embratel and charge Embratel a per-minute fee for the use of its cellular telecommunications network.

Customer Services

         We operate call centers that enable contract and prepaid clients to obtain customer service 24 hours a day, seven days a week. On December 31, 2003, 682 of our 1,654 employees, contractors and interns were customer service representatives. During 2003, we handled 23,412,661 customer service calls. We have 60 customer service centers that provide customer service and handle complaints that cannot be addressed over the telephone. These centers also sell cellular telephones, accessories and services offered by us. Since the implementation of a new billing system in 1999, our call and service centers have used the Clarify system, which holds a greater amount of client information and facilitates the work of the our customer service representatives. Customer services, such as copies of invoices, can be obtained through our website, which also allows customers to access other services and contains information regarding operations, new services, rate plans and corporate information.

         In 2001, we created a customer relationship center ("CRC"), a pioneering client service concept, which is the center of our communications with customers and potential customers. In 2003, CRC telemarketing made over 517,514 proactive contacts. CRC answered over 8,846,227 million calls, all of which represented an opportunity for the sale of products and services.

         The Internet is another important channel of communication between us and our post-paid clients. Online, our clients can make requests for plan changes, copies of invoices and activation of additional services, including call forwarding service, call waiting, conference calling, as well as timnet.com services.

Fraud Detection and Prevention

         "Subscription fraud" and "cloning fraud" are common in parts of Brazil and are experienced by us. Subscription fraud occurs when the perpetrator of the fraud obtains identification documents of another individual, either real or forged, and utilizes them to obtain cellular services. Cloning fraud is less common than subscription fraud and currently is almost non-existent on GSM networks. Cloning fraud consists of duplicating the cellular signal of a client, enabling the perpetrator of the fraud to make telephone calls using the client's signal. Such calls are billed to the client, but the receivable is written off when we discover it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable interconnection fee, regardless of whether we ever collect the receivable associated with the call.

         We have implemented fraud-prevention and fraud-detection measures in an effort to detect fraud as quickly as possible and thereby reduce costs associated with fraud. Fraud detection measures include the collection and review of call records to detect abnormal calling patterns. When abnormal patterns are found, the client or user is contacted by our fraud control staff and, if cloning has occurred, the client's number, cellular telephone or both are changed. If subscription fraud has occurred, both the applicable number and the cellular telephone line are terminated. Fraud prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

         We have a nationwide fraud detection system licensed from Digital Equipment Corporation. This system analyzes various aspects of cellular service usage including simultaneous usage by a single client, call frequency and unusually high usage patterns. The system has been operational within the Region since July 1998.

Our Contractual Obligations

         Interconnection Agreements

         We have entered into interconnection agreements with Vesper S.A. (Telemar's mirror company), Claro (a brand operated by BSE S.A.), Telemar PCS ("Oi"), Embratel and Intelig S.A. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Due to our migration to GSM service, we have adapted our interconnection to conform to the new SMP rules and submitted these revised contracts to Anatel. Our interconnection agreements currently are being discussed with Anatel in light of our migration to PCS. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See also "--Regulation of the Brazilian Telecommunications Industry--Interconnection Regulation."

      Roaming Agreements

         We have entered into roaming agreements for automatic roaming with other cellular service providers operating outside our Region. Automatic roaming permits our clients to use their cellular telephones on the networks of other cellular service providers while traveling or "roaming" in Brazil outside the Region. Similarly, we provide cellular telecommunications service to customers of other cellular service providers when those customers place or receive calls while visiting the Region. The cellular service providers party to these agreements must provide service to roaming clients on the same basis that they provide service to their own clients and to carry out a monthly reconciliation of roaming charges. The agreements have a one-year term and automatically renew for additional one-year terms.

         Through TIM Brasil, we are a member of the Roaming Management Committee, a group comprised of 21 cellular telecommunications service providers operating in Brazil (the "Roaming Management Committee"). The Roaming Management Committee was created to independently control the activities related to roaming services in Brazil and the international roaming agreements entered into by Brazilian companies with telecommunications service providers operating in the member countries of Mercosul.

         The Roaming Management Committee requires the cellular service providers to service national roaming customers generally on the same basis as the service provided to their respective own customers, and to carry out a monthly reconciliation of roaming usage charges.

      International Roaming Agreements

         We have roaming agreements with other telecommunications service providers operating in countries all over the world, including the United States, and countries in Latin America, Europe and Asia. Our GSM customers have international roaming coverage in more than 70 countries.

      Site-Sharing Agreement

         With the objective of avoiding unnecessary duplication networks and infrastructures, and in accordance with trends in the international telecommunications industry, Anatel permitted that telecommunications service providers may use other providers' networks as secondary support in providing telecommunication services. Therefore, we have allowed Embratel and Telemar to use our infrastructure, and we have used their infrastructure pursuant to site-sharing agreements we have with them. Amounts paid under these site-sharing agreements could help offset the costs of leasing such sites.

      Co-billing

         Co-billing occurs when we bill one of our clients on behalf of another long distance service provider for services rendered to our client by that carrier, or when another carrier bills its clients on our behalf for long distance services we render to its clients. Beginning July 2003, we started providing co-billing services to Embratel and Telemar. We charge these companies R$0.10 for each call placed by post-paid service customers, and R$0.07 for each call placed by pre-paid service customers, in connection with which we render co-billing services.

Competition in the Region

         Our main competitors are BSE S.A., operating under the "Claro" brand and TNL PCS S.A., operating under the "Oi" brand. Anatel makes public the number of active lines operated by cellular service providers within the Region. Based on this information and other proprietary market research, we calculate our market share. At December 31, 2003, Claro and Oi had 1.0 million and 800 thousand lines, respectively, according to our estimates. Management believes it is likely that a certain number of people are clients of us, Claro and Oi.

         Currently, there are four different frequency ranges within which cellular companies and PCS companies may operate in Brazil, as described below.

      Band A Companies

         Upon the Breakup of Telebras, the Brazilian territory was initially divided by Anatel into eight separate cellular service regions ("Band A Regions"), each serviced by one of the New Holding Companies operating in the cellular telecommunications business. These eight New Holding Companies received control of the assets and liabilities held directly by the Predecessor Companies in connection with their operations of cellular telecommunications services. Tele Nordeste Celular is one of such New Holding Companies.

         The New Holding Companies providing cellular service initially operated within a 25 MHz sub-band within the band of 800 MHz, and comprise the companies operating under the Band A ("Band A"), according to concessions granted and regulations issued by Anatel. See "--Our History and Development."

      Band B Competition

         The General Telecommunications Law provides for the introduction of competition in telecommunication services in Brazil. Under the terms of Law 9,295, of July 19, 1996 (the "Minimum Law"), the Federal Government granted authorizations to new companies to provide cellular telecommunications service within a 25 MHz sub-band within the band of 800 to 850 MHz, which is referred to as Band B ("Band B"). Companies operating under the Band B are distributed throughout ten different regions, which generally overlap with the Band A Regions. See "--Regulation of the Brazilian Telecommunications Industry--Authorizations and Concessions."

         A license to provide cellular telecommunications services in the Region on Band B was granted in 1998 to BSE S.A., which was subsequently acquired by Telecom Americas S.A., a company controlled by America Movil S.A. de C.V. and who began providing cellular telecommunications service based on the TDMA digital standard in the Region's larger cities in June 1998. Claro operates by using its own network and therefore does not need to pay to use Embratel's lines for interregional calls.

         We anticipate that in 2004, America Movil S.A. de C.V. will raise the level of competition in the Region by investing heavily in Claro. In addition to BSE S.A., America Movil S.A. de C.V. also controls in Brazil the following telecommunications companies: (i) Americel S.A., (ii) BCP S.A., (iii) Algar - Telecom Leste S.A., (iv) Telet S.A. and (v) Tess S.A.

      Band C Competition

         There were no participants in the auctions for the Band C PCS authorizations held on February 1, 2001 and on August 16, 2001. On May 2, 2002, Anatel commenced a new auction process for Band C radio frequencies. This new auction process was open only to preexisting cellular telecommunications and telecommunications companies, but no party purchased a Band C authorization.

         Accordingly, the Band C frequency range was removed by Anatel from the frequency spectrum allocable to telecommunication service providers and no additional competition entered the market.

      Band D Competition

         In 2001, Anatel awarded a license to a subsidiary of Telemar to offer GSM cellular telephone services throughout the area in which Telemar offers fixed-line telephone services. The new competitor, operates under the name "Oi", and began offering services in June 2002. According to the terms of Oi's authorization, Oi must achieve certain coverage targets within specified time periods. Within 12 months after receiving its authorization, Oi must offer services in areas covering at least 50% of all state capitals and municipalities with populations exceeding 500,000 in the region for which Oi is licensed. Within 60 months after receiving its authorization, Oi must offer services in areas covering all municipalities in its region with populations exceeding 100,000.

      Band E Competition

         Vesper S.A., a consortium with members including Bell Canada International, Velocom Incorporated and Qualcomm Incorporated, acquired a Band E license to offer cellular services in the Region.

      Long Distance Services Competition

         We started providing national and international long distance services in July 2003. The companies operating in long distance telecommunications market in our Region are Empresa Brasileira de Telecomunicacoes S.A., Intelig Telecomunicacoes Ltda., Telemar S.A. and Vesper S.A.

      Other Competition

         Management believes that fixed-line service providers may turn into a major competitor, it is possible that increased fixed-line penetration in areas where cellular telecommunications previously had been the only readily available telecommunications service could result in reduced usage of cellular telecommunications services in those areas. In addition, fixed-line service providers may acquire additional bands and begin providing cellular services. There are two fixed-line service providers in the Region: Telemar and Vesper S.A.

         On April 27, 2000, Anatel issued Resolution No. 221/00, which applies the same rules to trunking as to other cellular telecommunications services. Because trunking service providers are not permitted to offer services to individual clients, such providers will only compete with us in the corporate segment.

         We also compete to a limited extent with certain other wireless telecommunications services, such as Wireless Local Loop ("WLL"), mobile radio, and paging and beeper services, which are widely used in Brazil. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services. WLL is a technology that permits access to fixed-line operators' switching centers through radio base stations, operating in a frequency similar to those of cellular service providers. Vesper S.A. provides WLL services in the Region.

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

Research and Development

         In connection with the Breakup, the Subsidiaries were required to enter into three-year contracts which obligated them to contribute an aggregate of R$2.4 million to the Centro de Pesquisa e Desenvolvimento da Telebras (the "Center"), a research and development center formerly operated by Telebras, during the period from May 1998 until July 2001.

         Our research and development expenses during 2001, 2002 and 2003 were R$0.7 million, R$90 thousand and R$95 thousand, respectively. Our research and development expenses during 2001 and 2002 consisted of its contribution to the Center. Since 2002, although our obligation to make contributions to the Center had expired, we have made contributions to the Center to fund research and development of discrete projects. We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

Taxes on Telecommunications Goods and Services

         The costs of telecommunications goods and services to clients are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, ISS, COFINS, PIS, FUST Tax, FUNTTEL Tax and FISTEL Tax, which are described below.

         o ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos ("ICMS"), which the Brazilian States impose at varying rates on certain revenues from the sale of goods and services, including certain telecommunications services. The ICMS tax rate in each state in the Region is 25% for domestic telecommunications services, except in the State of Pernambuco, where a 28% rate went into effect as of January 1, 2002, and the States of Ceara and Rio Grande do Norte, which increased their ICMS rate to 27% on January 1, 2004. The ICMS tax rate imposed on the sale of cellular telephones averages 17% throughout the Region. In June 1998, the governments of individual Brazilian States approved an agreement to interpret existing Brazilian tax law to apply ICMS, effective July 1, 1998, to certain services to which ICMS had not previously been applied, including cellular activation fees. See "Item 8. Financial Information--Legal Proceedings--Litigation Related to the Application of ICMS."

         o ISS. The Imposto Sobre Servicos ("ISS") taxes certain services listed in the List of Services prescribed by Decree-law No. 406/68. This list also includes certain services that have the purpose of providing goods. Municipalities impose this tax at varying rates, but in the majority of large cities, the ISS rate is around 5%. The tax basis of the ISS is the price of the service, minus certain exceptions (construction services). As provided by Constitutional Amendment No. 20, dated June 12, 2002, municipalities must charge the minimum rate of 2% and they must not directly or indirectly grant tax benefits that may result in and effective rate below 2%. In August 2003, the Lei Complementar a Constituicao Federal do Brasil n. 116 ("LC 116"), established a new framework for the ISS. Municipalities are required to adapt their respective ISS legislation in order to comply with the rules set forth by LC 116. Such new rules are effective as from January 1, 2004.

         o COFINS. The Contribuicao Social para o Financiamento da Seguridade Social ("COFINS") is a social contribution tax on gross revenues (both operating and financial). On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% but permitted taxpayers to offset up to one-third of the amount of COFINS paid against the amount owed as Contribuicao Sobre Lucro Liquido ("CSL"), a social contribution tax assessed on net income. The ability to offset COFINS against CSL was subsequently revoked for periods after January 1, 2000. On January 1, 2000, we began to include the COFINS tax in our bills at a rate of 3%. In October 2003, the COFINS legislation was further amended, making this tax to be non-cumulative, raising its rate to 7.6% to certain transactions, and expanding it to other taxable events, such as the sale of handsets. Telecommunications services, which were not included in transactions subject to the new 7.6% rate, will continue to be taxed at the rate of 3% after the introduction of such changes, which are effective beginning February 1, 2004.

              In 2002, the Federal Government filed a lawsuit against Teleceara Celular and Telpe Celular to prevent this billing practice and to force Teleceara Celular and Telpe Celular to pay to each customer an amount equal to double the amount charged to such customer for COFINS. Although the lawsuit was filed only in the States of Ceara and Pernambuco, if Teleceara Celular or Telpe Celular lose the lawsuit, we may decide to discontinue our practice of passing charges for COFINS through to our customers in all the States in the Region, which would increase our costs. See "Item 8. Financial Information--Legal Proceedings--Litigation Related to the Application of PIS and COFINS."

         o PIS. The Programa de Integracao Social ("PIS") is another social contribution tax, imposed prior to December 2002 at a rate of 0.65% on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. Beginning in December 2002, PIS has been levied at a rate of 1.65% on gross revenues from sales of handsets, according to Law 10,637/02.

              In the same lawsuit filed against Teleceara Celular and Telpe Celular to prevent them from charging customers for COFINS through to their customers, the Federal Government also has demanded that Teleceara Celular and Telpe Celular stop passing charges for PIS. In this lawsuit, the Federal Government has requested that Teleceara Celular and Telpe Celular pay to each customer an amount equal to double the amount charged to such customer for PIS. Although the lawsuit was filed only in the States of Ceara and Pernambuco, if TIM Nordeste lose the lawsuit, it may decide to discontinue this practice of passing charges for PIS through to its customers in all the States in the Region, which would increase TIM Nordeste's costs. See "Item 8. Financial Information--Legal Proceedings--Litigation Related to the Application of PIS and COFINS."

         o FUST. On August 17, 2000, the Brazilian government created the Fundo de Universalizacao dos Servicos de Telecomunicacoes ("FUST"), a fund that is supported by a social contribution tax applicable to all telecommunications services ("FUST Tax"). The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel throughout the Region (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges. The FUST Tax is imposed at a rate of 1% on gross operating revenues, net of ICMS, PIS and COFINS, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST upon meeting the universal service targets required by Anatel.

         o FUNTTEL. On November 28, 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnologico das Telecomunicacoes (the "FUNTTEL"), a fund that is supported by a social contribution tax applicable to all telecommunications services (the "FUNTTEL Tax"). The FUNTTEL is a fund managed by BNDES and FINEP, a government research and development agency. The purpose of the FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. The FUNTTEL Tax is imposed at a rate of 0.5% on gross operating revenues, net of ICMS, PIS and COFINS, and its cost may not be passed on to clients.

         o FISTEL. The Fundo de Fiscalizacao das Telecomunicacoes (the "FISTEL"), a fund supported by a tax applicable to telecommunications services (the "FISTEL Tax"), was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. The FISTEL Tax consists of two types of fees: an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time we activate a new cellular number, and an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. Effective April 2001, the installation and inspection fee has been assessed based on net activations of cellular numbers (i.e., the number of new cellular activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 50% of the total amount of installation inspection fees that would have been paid with respect to existing equipment.

Regulation of the Brazilian Telecommunications Industry

     General

         Our business is subject to comprehensive regulation under the General Telecommunications Law, a comprehensive regulatory framework for the provision of telecommunications services promulgated by Anatel in November 1998 and various administrative enactments thereunder. The Subsidiaries operated under concessions to provide services under the SMC regulations until December 2002, when their concessions were converted into authorizations to provide services under the PCS regulations. The PCS regulations set forth certain obligations further described below.

         Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Anatel is administratively independent and financially autonomous. Anatel maintains a close relationship with the Ministry of Communications and is required to report its activities to the Ministry of Communications. It has authority to propose and to issue regulations that are legally binding on telecommunications service providers. Any proposed regulation or action by Anatel is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

     Authorizations and Concessions

         Pursuant to the 1996 Lei Minima (the "Minimum Law"), Band A and Band B Service Providers were granted concessions under SMC regulations. Each concession was a specific grant of authority to supply cellular telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations appended to each concession. Through resolutions enacted in September 2000 and January 2001, Anatel also granted cellular service providers operating under concessions the right to convert their concessions into authorizations under PCS regulations.

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

         Services provided under the private regime are classified as either collective interest or restricted interest. Collective interest private regime services are subject to requirements imposed by Anatel under the applicable authorizations or concessions and the General Telecommunications Law. Restricted interest private regime services are subject to fewer requirements than public regime or collective interest private regime services. Under the authorizations, the Subsidiaries operated under the collective interest private regime.

         In 1997, the Subsidiaries were granted SMC concessions. In December 2002, TIM Nordeste, as successor to the Subsidiaries converted its SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. As a result of the conversion from concessions to authorizations, TIM Nordeste has subsequently been allowed to operate under the PCS regulations.

         The following table sets forth the expiration date of the initial period of each of TIM Nordeste's PCS authorizations:

                                                       Authorization
Subsidiary                                            expiration date
                                                      ---------------

Telpe Celular.......................................  May 15, 2009
Teleceara Celular...................................  November 28, 2008
Telpa Celular.......................................  December 31, 2008
Telern Celular......................................  December 31, 2008
Telasa Celular......................................  December 15, 2008
Telepisa Celular....................................  March 27, 2009

         After migrating to the PCS regime, we received from Anatel authorizations to provide national and international long distance telecommunications services, which are renewable for an additional 20 years. The following table sets forth the expiration date of each of TIM Nordeste's national and international long distance authorizations:

                                                       Authorization
Subsidiary                                            expiration date
                                                      ---------------

Telpe Celular.......................................  June 30, 2023
Teleceara Celular...................................  June 30, 2023
Telpa Celular.......................................  June 30, 2023
Telern Celular......................................  June 30, 2023
Telasa Celular......................................  June 30, 2023
Telepisa Celular....................................  June 30, 2023


         Our national and international long distance authorizations overlap with similar authorizations held by one of our Authorized Sister Companies. Our national and international long distance authorizations were granted by Anatel subject to a commitment that this overlap be eliminated within 18 months of July 4, 2003, the date the authorizations were granted, under penalty of forfeiture and other sanctions provided by applicable law. Accordingly, by January 4, 2005, unless a change in the regulatory framework occurs, we will relinquish our national and international long distance authorizations. See "Item 3. Risk Factors. Risks Related to Us--We will no longer offer national and international long distance services after 2004."

         Obligations of Telecommunications Companies

         In November 1999, Anatel and the Brazilian cellular service providers jointly adopted a "Protocol for Mobile Cellular Service Providers" (the "Protocol"). The Protocol established additional quality of service targets and rates, which SMC operators were required to achieve by June 2001. Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel was required to examine the performance of the Brazilian telecommunications companies under the Protocol's standards. Despite migration to SMP in December 2002, from January to June 2003, we reported to Anatel regarding, and had complied with, all quality of service indicators applicable to SMC operators. The Protocol ceased to be applicable to TIM Nordeste after July 2003.

         Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See "--PCS Regulation." Since December 2003, we have achieved the majority, but not all of the quality of service requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the need for clarification of some of the quality of service measurements under the PCS rules. We will continue to make efforts to meet all of our quality of service obligations under the PCS authorizations, but we can provide no assurance that we will be able to do so.

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

         According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. The Subsidiaries converted their cellular concessions into PCS authorizations in December 2002. These PCS authorizations will be transferred to TIM Nordeste after the Merger of the Subsidiaries is complete. We expect, but cannot guarantee, that this transfer will occur prior to the end of 2004. TIM Nordeste is now subject to certain obligations under the PCS regulations. See "--Authorizations and Concessions."

         In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is coextensive with the regions applicable to the public regime fixed-line telephone service providers. PCS services may be provided within the 900 and 1800 MHz band, which contains Bands C, D and E in which licenses to operate were auctioned by Anatel in 2001 and 2002. An authorization to operate in Band D in the Region was acquired by Telmar, operating with the brand "Oi", and the right to use the Band E frequency was purchased by a fixed-line provider offering PCS, services, Vesper S.A.

         Obligations under the PCS regulations and TIM Nordeste's authorizations differ from the obligations that were applicable to our Subsidiaries while operating under their concessions. For example, the obligations under the PCS regulations and TIM Nordeste's authorizations include the requirement to comply with additional and more stringent service quality standards and to offer customers their choice of long distance carriers in long-distance calls on a per-call basis. TIM Nordeste was required to comply with most of these PCS obligations beginning in September 2003. As of December 2003, we complied with the majority of PCS quality standards. See "--Obligations of Telecom Companies." We will continue to make efforts to comply with all of our obligations under the PCS regulations, but we can provide no assurances that we will be able to do so.

         In addition, the PCS regulations impose a rate structure on us which is significantly different from the one applicable to operations under our cellular concessions. Under the PCS regulations, we are generally free to determine the prices charged for our services, subject to certain limitations imposed by Anatel rules and the General Telecommunications Law. TIM Nordeste has been subject to such new rate structure since July 2003. We have no available data indicating how this rate structure could adversely affect fee considerations and results of operations. See "-- Regulation of the Brazilian Telecommunications Industry--PCS Regulation."

         According to the new PCS regulations, we are required to adjust our operating processes and agreements to such new rules, including our interconnection agreements, as well as agreements with our customers. By April 2004, substantially all of our interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

      Interconnection Regulation

         Telecommunications service providers are required to provide interconnection according to the "General Interconnection Rules," adopted by Anatel through Resolucao 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain limits, including a price-cap established by Anatel. For example, if a telecommunication service provider offers any party an interconnection fee below the Anatel price-cap, such telecommunications service provider must offer to provide interconnection to other parties at the same lower fee.

      Long Distance Service Regulation

         In connection with the PCS regulations, the CSP Program was introduced in July 2003. Under the CSP Program, our customers can choose their long-distance carrier on a per-call basis. Together with the other TIM Group companies in Brazil, TIM Nordete was authorized to provide national and international long distance services.

         Such changes mark the introduction of a new tariff structure. Before migrating to PCS, TIM Nordeste had the right to charge customers directly for all long distance calls. Under the PCS system, the carrier chosen by the user has the right to charge customers directly for such calls. In such cases, if our user chooses a carrier other than TIM Nordeste, TIM Nordeste is entitled to receive interconnection charges from the chosen long distance carrier; however it will be not entitled to receive any long distance fees for long distance calls it does not carry.

         In addition, we are also subject to the STFC regulations, applicable to our national and international long distance services. The STFC regulations and our long distance authorizations impose obligations on us with respect to the quality of service. Some of our STFC quality of service obligations are difficult to achieve due to, for example, our dependence on third party to perform their respective quality of service obligations. We will continue to make our best efforts in order to comply with all our obligations under our STFC authorizations and the STFC regulations, but we can provide no assurance that we will be able to do so.

      Rate Regulation

         Our cellular concessions, applicable to us until July 2003, provided for a price-cap mechanism by which the rates we charged customers were adjusted on an annual basis. The price cap was a maximum weighted average rate for our basket of services. The basket consisted of the services we provided through our TIM Basic plan. See "--Sources of Revenue--Network Usage Charges and Monthly Subscription Charges" for a further description of the TIM Basic plan. The price-cap was adjusted annually to reflect the rate of inflation as measured by the Indice Geral de Precos--Disponibilidade Interna ("IGP-DI"), a price index created by the Fundacao Getulio Vargas, a Brazilian economic research organization. The weighted average rate for the entire basket of services could not have exceeded the price cap, but our rates for individual services within the basket could have been raised annually above the annual change in the IGP-DI.

         Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI.

     Value-Added Services and Internet Regulation

         Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service supported by such value-added services. Regulations require all telecommunications service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render value-added services through their own networks. Internet access is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow us or any other interested party to offer Internet connection services through our network.

Property, Plant and Equipment

         Our principal properties consist of transmission equipment, switching equipment which connects calls to and from customers, and radio base stations, comprised of certain signal transmission and reception equipment covering a defined service area. Our properties are located in the Brazilian States of Pernambuco, Paraiba, Rio Grande do Norte, Ceara, Piaui and Alagoas. As of December 31, 2003, we leased office space in Pernambuco (approximately 12,946 square meters), Paraiba (approximately 2,000 square meters), Rio Grande do Norte (approximately 1,820 square meters), Ceara (approximately 3,953 square meters) and Teresina (approximately 2,452 square meters), from which the majority of Telpe Celular, Telpa Celular, Telern Celular, Teleceara Celular and Telepisa Celular management activities are conducted, respectively.

         On December 21, 2003, we had 931 radio base stations which provided TDMA services to 308 cities and towns, reaching approximately 74.5% of the population in our Region. As of the same date, we also had 632 base transceiver stations which provided GSM services to 71 cities and towns, reaching approximately 41.1% of the population.

         We generally lease or buy the sites where our cellular telecommunications network equipment is installed. As of December 31, 2003, approximately 5.7% of our 11 large cellular switches, 10 of which are TDMA switches and the remaining switch is GSM, and 1,563 radio base stations were located on land owned by us and the remainder of which were located on land leased by us.

         Most of these leases do not expire prior to 2004 and generally can be renewed at our option upon six months' prior notice. If we exercise this right of renewal, the amounts under these leases would be subject to adjustment in accordance with prevailing market values. In addition, we lease 10 retail stores in the Region. There are no encumbrances that may affect our utilization of our property or equipment.

Item 5. Operating and Financial Review and Prospects

Overview

         In 2003, the Brazilian cellular telecommunications sector experienced strong growth. In August 2003, the number of cellular telephones was higher than the number of fixed telephone lines. At the end of 2003, Brazil had 46.4 million cellular phones, as compared to 33.0 million in 2002. In the area where we provide our services, the total number of cellular phones was 4.0 million, as compared to 3.3 million in 2002.

         On December 31, 2003, Tele Nordeste Celular had 2,172,525 customers, 13% more than in 2002. Of these customers, 1,467,251 used pre-paid services and 705,274, post-paid services. We added 246,682 customers in 2003, compared with 168,183 in 2002.

         Our net income increased by 75.0% in 2003 to R$207.5 million, compared with R$118.6 million in 2002, due mainly to the increase of total revenues and decrease of financial expenses, which resulted from the decrease in the amount of total debt, expansion of net financial revenues and the gain of R$12.5 million we realized on the sale of Blah!, as well as the effects of income tax credits granted by ADENE (Agency for Development of the Northeast Region of Brazil).

         Our operating revenues for 2003 increased by 8.5% to R$999.5 million from R$921.5 million in 2002. Net operating revenues form services increased 3.9% as compared to 2002, as a result of actions to retain post-paid plan customers (especially in the corporate segment), as well as strategies to increase revenues generated from pre-paid plan customers. Revenues from sales of cellular handsets and accessories reached R$94.5 million, an 87.5% increase from R$50.4 million in 2002. This increase was due to the change in the strategy of handset distribution in the market by the operating companies controlled by Tele Nordeste Celular.

         One of the most important events for Tele Nordeste Celular in 2003 was our implementation of GSM technology and our migration to the PCS, which was carried out without impairing the growth of our customer base or our sales.

         At December 31, 2003, the GSM network covered 41.1% of the population in our area where we provide services. One of the goals for 2004 is to continue to increase the coverage of our GSM network.

         Due to the transition from SMC to PCS, we became subject to a new regulatory regime. The rules governing SMC are significantly different from those pertaining to PCS, which came into effect in July 2003. Since that date, we have focused on meeting the requirements and quality of service benchmarks established by the new PCS regulations.

         As part of the PCS regulations, the CSP Program was implemented, under which the customer may choose the long distance carrier on a per-call basis. Together with other entities of TIM in Brazil, Tele Nordeste Celular was authorized to provide long distance services.

         These changes also introduced a new tariff structure. Before our migration to the PCS, we had the right to charge long-distance fees for all long-distance calls placed by our customers. With the introduction of the CSP Program, we lost the right to charge these fees for all of our customers' long-distance calls, since the CSP Program allows customers to choose long distance carriers on a per-call basis.

         The area in which we provide long distance services overlaps with the areas in which certain of our affiliates provide such services, which is not permitted under applicable regulations. Accordingly, by January 2005, unless a change in the regulatory framework occurs, we will relinquish our domestic and international long distance authorizations. Upon such relinquishment, we will cease receiving long distance revenues from our customers but will instead receive VU-M revenues from long distance carriers selected by our customers. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition.

         The area in which we provide long distance services overlaps with the areas in which certain of our affiliates provide such services, which is not permitted under applicable regulations. Accordingly, by January 2005, unless a change in the regulatory framework occurs, we will relinquish our domestic and international long distance authorizations. Upon such relinquishment, we will cease receiving long distance revenues from our customers but will instead receive VU-M revenues from long distance carriers selected by our customers. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition.


         The growth perspectives of Brazil and the outlook for the mobile telecommunications sector in 2004 are positive, but at the same time, we are facing increasing competition. As of December 31, 2003, there were two other cellular telecommunication service providers competing with us in the Region.

         To meet this competition, we will take advantage of synergies arising from the fact that we are part of TIM. The Company will maintain its focus on customer retention and increasing its customer base while controlling costs. As part of this focus, we also plan to expand our GSM network and carefully transition our TDMA users to GSM technologies.

Critical Accounting Policies

         Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become more complex. We base our estimates and assumptions on historical experience, industry trends or other factors that we believe to be reasonable under the circumstances. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported financial results. In order to provide an understanding about how our management has estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below. We describe our significant accounting policies, including the ones discussed below, in Note 3 to our Consolidated Financial Statements.

     Depreciation and Impairment of Long-Lived Assets

         Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See Notes 3(i) and 9 to our Consolidated Financial Statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. We disclose changes in the estimated useful lives of underlying assets with a significant impact on our financial statements. Our estimates of the useful lives of assets could change in response to various factors, including the introduction of new technologies, such as GSM; however, no such changes have occurred during the three years ending December 31, 2003.

         We review our long-lived assets, such as the Goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition.

         However, asset impairment evaluations are, by nature, highly subjective. If our projections are not met, we may have to record impairment charges not previously recognized. In analyzing potential impairments, we use projections based on our view of growth rates for our business, anticipated future economic, regulatory and political conditions and changes in technology. See Notes 3(i) and 26(h) to our Consolidated Financial Statements.

     Allowance for Doubtful Accounts

         We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments. The provision for doubtful accounts for 2003 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See Note 3(f) to our Consolidated Financial Statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

                                                               Percentage
                                                            estimated to be
                                                             uncollectible
                                                             -------------

   Receivables overdue 1 to 60 days.....................            4
   Receivables overdue 61 to 90 days....................           35
   Receivables overdue 91 to 120 days...................           55
   Receivables overdue 121 to 150 days..................           75
   Receivables overdue more than 150 days...............           95

     Contingent Liabilities

         The accrual for a contingency involves considerable judgment on the part of management. As prescribed by SFAS 5, "Accounting for Contingencies," a contingency is "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

         We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss in relation to such proceeding is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our legal advisors. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

     Revenue Recognition and Customer Incentive Programs

         Revenues are recorded when services are rendered and customer incentives, including promotions to increase our customer base, are provided. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed. These estimates, which are based primarily upon unbilled minutes of use, could differ from our actual experience. See Note 3(c) to our Consolidated Financial Statements.

Political, Economic, Regulatory and Competitive Factors

         The following discussion also should be read in conjunction with "Item
4. Information on the Company." As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of tariffs. See "Item 4. Information on the Company--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." Our financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "Item 3. Key Information--Risk Factors--Risks Relating to Brazil." In particular, our financial performance will be affected by:

         o economic growth and income distribution in the Region and their impact on demand for telecommunications services;

         o our ability to generate adequate cash from operations or, alternatively, the cost and availability of financing;

         o    exchange rates between Brazilian and foreign currencies;

         o    the growth and strength of competition;

         o    the regulatory environment in which we operate; and

         o    our ability to respond to changing telecommunication technologies.

Trend Information

     Migration of Customers from Postpaid to Prepaid Plans

         In May 1999, we launched our "Timmy Digital" prepaid services plans, under which clients purchase credits toward a certain number of call minutes. In February 2000, this trend accelerated when clients using prepaid services were able to receive calls when outside of the Region, within Brazil. Clients using prepaid services made up 65% of the customer base on December 31, 2003. Management expects that the proportion of clients using prepaid services will continue to increase. See "Item 4. Information on the Company--Sources of Revenue--Network Usage Charges and Monthly Subscription Charges."

     Increased Competition

         Due to the opening of the Brazilian market for cellular telecommunications services to competition in 1998 and the commencement of services under PCS authorizations in 2002, we are facing greater competition from cellular service providers. The level of competition from fixed-line service providers also is increasing, following the Federal Government's grant, in February 1999, of a second concession to provide fixed-line telecommunications services in a region that includes the Region where we provide cellular telecommunication services. Technological changes in the telecommunications field, such as the development of GSM and mobile satellite services, are expected to introduce additional sources of competition.

         We have responded to the increased competition with various measures. In 1999, we took actions to increase penetration and market share, including providing subsidies and zero-interest financing on sales of handsets and free airtime to clients. In 2000, because we changed our focus from expanding our client base to retaining our heavy-use clients, we substantially reduced the subsidies directed to the attraction of new clients, but increased the subsidies directed to customer retention and developing customer loyalty. This pattern continued in 2001, 2002 and 2003, particularly since 2002, when our business strategy has emphasized growth with profitability. We will continue to respond with similar and other measures in the future.

         Our results of operations have been adversely affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. Our strongest competition has been from Oi, a cellular services provider controlled by Telemar. We also face significant competition from Claro, controlled by Telecom Americas.

         Although the size of our client base increased in absolute terms during 2003, our market share for the entire concession area decreased from 59% on December 31, 2002 to 54% on December 31, 2003 due to this increased competition.

         The scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See "Item 3. Key Information--Risk Factors--Risks Relating to Us--We face competition, which may adversely affect our results of operations" and "Item 4. Information on the Company--Competition."

     Long Distance Revenues

         While operating under the concessions, we had the right to charge VC2 and VC3 rates for all long distance calls placed by our customers. As of July 2003, the CSP Program went into effect, under which we are required to enable our customers to choose a long distance carrier on a per call basis. Consequently, we no longer have the right to charge VC2 and VC3 rates for all long distance calls made by our clients. Instead, revenues from long distance calls are received only when we are chosen as the long distance carrier for such calls. In 2003, our revenues from long distance charges under the CSP Program were R$39.9 million. Our domestic and international long distance authorizations were granted by Anatel subject to a commitment that the ensuing geographic overlap with similar authorizations already held by one of our Brazilian affiliates be eliminated within 18 months after July 2003, the date when the authorizations were granted. Accordingly, by January 2005, unless a change in the regulatory framework occurs, we will relinquish our domestic and international long distance authorizations. Upon such relinquishment, we will cease receiving long distance revenues from our customers but will instead receive VU-M revenues from long distance carriers selected by our customers, which we will record in our financial statements as usage charges. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition.

     Increased Depreciation

         As a part of our plan to implement a GSM system overlay, we expect to continue to make large capital expenditures for the necessary modernization of our telecommunications equipment. As a result of these planned capital expenditures for this equipment, we expect to record greater depreciation expense.

     Cellular Telephone Sales

         We started selling digital cellular telephones in December 1998, both directly and through our dealer network. Through the end of 2002, supplies of cellular handsets sufficient to satisfy demand in the Region were available in the market, making it unnecessary for us to engage in significant levels of handset sales. However, since January 2003, an increase in competition, coupled with the expected introduction of GSM technology, has led us to engage in higher levels of handset sales to our dealers. Management believes that, while sales of cellular telephones may be, from time to time, a significant source of revenue, they are unlikely to become a significant source of income. See "Item 4. Information on the Company--Sources of Revenue--Cellular Telephone Sales."

     Seasonality

         We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. See "Item 4. Information on the Company--Seasonality."

Foreign Exchange and Interest Rate Exposure

         In April 1999, we began entering into hedging agreements covering payments of principal on our U.S. dollar-denominated indebtedness. Our foreign exchange hedging agreements establish a fixed rate at which we agree to purchase U.S. dollars at a future date to pay our U.S. dollar-denominated principal payment obligations, which protect us from devaluations of the real but expose us to potential losses in the event that the U.S. dollar declines in value against the real. Under these hedging arrangements, we pay an effective rate per annum of 16.04%. At December 31, 2003, we had principal outstanding in the amount of R$96.3 million on indebtedness denominated in U.S. dollars, consisting entirely of working capital loans. See Notes 14(b), 14(c) and 25 to our Consolidated Financial Statements. During the term of our hedging agreements, we experience foreign exchange gains and losses due to the accounting treatment of the hedge. Such gains and losses tend to offset each other such that their sum, over the life of the hedge, tends to be close to zero.

         Devaluation of the real increases the cost, expressed in reais, of some of our foreign-currency-denominated capital expenditures. Our revenues are earned almost entirely in reais, and we have no material U.S. dollar-denominated assets. Thus, we also are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge.

         We are exposed to interest rate risk as a consequence of our floating-rate debt. As of December 31, 2003, R$80.7 million, or 100%, of our interest-bearing liabilities bore interest at floating rates. See Note 25 to our Consolidated Financial Statements. Our floating-rate interest obligations are primarily at rates based on the rate for the Certificado de Deposito Interbancario, a benchmark Brazilian interest rate ("CDI"). As of December 31, 2003, we also were party to hedging arrangements under which we undertook floating-rate reais-denominated obligations in place of some of our U.S. dollar-denominated floating rate obligations in order to reduce our exposure to foreign interest rate risk. Under these financing arrangements, we paid interest in 2003 at an average effective rate per annum of 17.55%. See Notes 14 and 25 to our Consolidated Financial Statements. If market interest rates (principally
CDI) rise, our financing expenses will increase. However, as of December 31, 2003, we had more assets than liabilities accruing interest at variable rates, which created a natural hedge against interest rate risk. Thus, an increase in CDI would increase our financial income by more than the increase in our financial expense. Conversely, a decrease in CDI would decrease our financial income more than our financial expense, resulting in a decrease in net financial income.

U.S. GAAP Reconciliation

         Our Consolidated Financial Statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See Note 26 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation of our shareholders' equity as of December 31, 2002 and 2003, and net income for the years ended December 31, 2001, 2002 and 2003 to U.S. GAAP. Net income for 2003 is R$218.6 million under U.S. GAAP, compared with net income of R$207.5 million under the Corporate Law Method. Shareholders' equity at December 31, 2003 was R$892.9 million under U.S. GAAP, compared to R$877.0 million under the Corporate Law Method.

         The differences between the Corporate Law Method and U.S. GAAP that have the most significant effects on net income for 2003 are the treatment of the gain from the sale of our interest in Blah! and the deferred tax effect on the differences between the Corporate Law Method and U.S. GAAP. The differences between the Corporate Law Method and U.S. GAAP that have the most significant effects on shareholders' equity for 2003 are the rules regarding the indexation of property, plant and equipment, capital interest, amortization of capitalized interest, hedging and derivative financial instruments, the effects of the adjustment on deferred tax and minority interest.

Results of Operations for the Years Ended December 31, 2001, 2002 and 2003

     Statement of Income

         The following table sets forth certain components of our statement of income for each year in the three-year period ended December 31, 2003, as well as the percentage change from year to year.

Statement of Income Data: (1)                          Year ended December 31,                  % Change
                                                 ---------------------------------      -----------------------
Brazilian Corporate Law Method                    2001          2002         2003       2001-2002     2002-2003
                                                 ------        ------       ------      ---------     ---------
                                                       (millions of reais)(1)
Net operating revenue......................       826.3        921.5         999.4        11.5            8.5
Cost of services and goods.................      (362.3)      (389.4)       (481.6)        7.5           23.7
                                                 ------       ------        ------
Gross profit...............................       464.0        532.1         517.9        14.7           (2.7)
Operating expenses:........................
   Selling expenses........................      (191.7)      (188.6)       (208.9)       (1.6)          10.7
                                                 ------       ------        ------
   General and administrative expenses.....       (96.0)       (95.3)        (95.7)       (0.7)           0.4
                                                 ------       ------        ------
   Other operating expense, net............       (24.8)       (33.1)        (17.4)       33.3          (47.4)
                                                 ------       ------        ------
      Total operating expenses.............      (312.5)      (317.0)       (322.0)        1.5            1.6
                                                 ------       ------        ------
Operating income before interest...........       151.5        215.1         195.8        42.0           (9.0)
Net financial income (expense).............       (42.2)       (6.5)          62.4       (84.7)             -
Net non-operating income (expense).........        (2.2)        (3.1)         13.8        44.8              -
                                                 ------       ------        ------
Income before taxes and minority
   interests...............................       107.2        205.5         272.0        91.8           32.0
Income and social contribution taxes.......       (20.1)       (48.4)        (18.9)      140.5          (61.0)
Minority interests.........................       (21.5)       (38.5)        (45.6)       79.2              -
                                                 ------       ------        ------
Net income.................................        65.5        118.6         207.5        80.9           75.0
                                                 ======       ======        ======

--------
(1) Columns may not add due to rounding.

     Net Income

         Consolidated net income was R$207.5 million, an increase of 75.0% from R$118.6 million in 2002. This increase resulted primarily from an increase in net revenue, financial income and net non-operating expenses and a decrease in income and social contribution taxes and other operating expenses, which was partially offset by an increase in the costs of goods and services, selling expenses and costs related to minority interests.

         Operating revenues

         Our operating revenues consist of:

         o usage charges, which include measured service charges for outgoing calls and roaming charges;

         o    long distance charges;

         o    value-added services;

         o site sharing and infrastructure revenues that we charge from other telecommunications service providers;

         o    monthly subscription charges;

         o interconnection charges, which are amounts we charge to other cellular and fixed-line service providers for use of our network;

         o other service revenues, including charges call forwarding and call blocking; and

         o    proceeds from the sale of cellular telephones and accessories.

         The composition of operating revenues by category of service is presented in Note 18 to our Consolidated Financial Statements and discussed below. We do not determine net operating revenues or allocate cost by category of service. The following table sets forth certain components of our operating revenues for each year in the three-year period ended December 31, 2003 as well as the percentage change from year to year.

Statement of Income Data: (1)                          Year ended December 31,                  % Change
                                                ----------------------------------      -----------------------
Brazilian Corporate Law Method                     2001         2002         2003       2001-2002     2002-2003
                                                  ------       ------       ------      ---------     ---------
                                                         (millions of reais)(1)
Usage charges..............................        439.2         557.6        599.8         27.0           7.6
Long distance charges......................            -             -         39.9            -             -
Value-added service........................          4.3          12.4         21.7        188.4          75.0
Site sharing revenues......................          3.2           7.3          9.1        128.1          24.7
Monthly subscription charges...............        183.7         158.0        134.2        (14.0)        (15.1)
Interconnection charges....................        376.2         394.5        386.9          4.9          (1.9)
Other service revenues.....................          0.0           0.0          0.1            -             -
                                                 -------       -------      -------
Gross operating revenue from services......      1,006.6       1,129.6      1,191.7         12.2           5.5
Value-added and other taxes relating
   to services.............................       (203.1)       (240.5)      (264.6)        18.4          10.0
                                                 -------       -------      -------
Discounts on services......................        (10.6)        (18.0)       (22.2)       (68.8)        (23.3)
                                                 -------       -------      -------
Net operating revenues from services.......        792.7         871.1        904.9          9.9           3.9
                                                 -------       -------      -------

Sales of cellular handsets and accessories.         48.0          68.8        123.5         43.3          79.5
Value-added and other indirect taxes
   relating to sales of handsets...........        (14.5)        (18.1)       (28.9)        26.9          57.6
                                                 -------       -------      -------
Discounts on handsets sales................          0.0          (0.3)        (0.1)           -          66.7
                                                 -------       -------      -------
Net operating revenues from sales of cellular
   handsets and accessories................         33.5          50.4         94.5         50.4          87.5
                                                 -------       -------      -------

Total net operating revenue................        826.3         921.5        999.5         11.5           8.5
                                                 =======       =======      =======

-------
(1) Columns may not add due to rounding.

         Net operating revenues increased by 11.5% and 8.5% in 2002 and 2003, respectively. The increase in both years resulted primarily from:

         o    an increase in the size of our customer base;

         o    increases in sales of cellular telephone handsets;

         o    increases in value-added services; and

         o    tariff increases.

         The increase of tariffs and average use per customer in 2002 were reflected in a 27.0% increase in usage charges and a 4.9% increase in interconnection charges, which were partially offset by a 14.0% decrease in monthly subscription charges and a 18.4% increase in value-added and other indirect taxes. The increases in tariffs and average use per customer in 2003 were reflected in a 7.6% increase in usage charges and in R$39.9 million in revenue from long-distance charges, which we recorded for the first time in 2003, partially offset by a 15.1% decline in monthly subscription charges, a 1.9% decline in interconnection charges and a 10.0% increase in value-added and other taxes.

         Our average number of clients, calculated as the simple mean of monthly averages, increased by 13.9%, from 1,624,909 in 2001 to 1,805,906 in 2002, and by 10.1%, to 2,037,512, in 2003. Our average number of customers using pre-paid services in 2003 was 1,339,289, representing a 21.6% increase from 1,101,100 in 2002, which in turn represented an increase of 35.4% from 813,208 customers in 2001.

         Average monthly revenue per customer decreased 6.3% to R$37.5 in 2003, compared to R$40.0 in 2002, which represented a decrease of 0.8% from 2001, when the average was R$40.3. The decrease in 2003 as in 2002 was due principally to the increase in the number of customers using our pre-paid plans, which provided us lower average revenue per customer, and a revision in our post-paid plans, which provided us lower average usage charge revenues per post-paid plan customer.

         Usage charges

         Revenues from usage charges increased to R$599.8 million in 2003, an 7.6% increase compared to R$557.6 million in 2002, which represented a 27.0% increase from R$439.2 million in 2001. The increase in 2002 was due principally to an increase in rates, growth in our customer base, particularly corporate clients and heavy users attracted from competitors, and our increased success at retaining "quality" clients in terms of usage. The increase in 2003 resulted primarily from the growth in our customer base, increased quality of this base, increased retention of high-usage clients and a January 2003 average tariff increase, which was partially offset by the effects on usage charges of the alteration of our rate structure under the new CSP Program billing rules introduced in July 2003, as a result of which we no longer receive revenues for "VC2" and "VC3" calls. Revenues collected for long distance calls are now accounted for in the "Long distance charges" line. We expect not to offer long distance services beginning in January 2005. See "--Long distance charges." However, we receive revenues, in the form of VU-M fees (which are recorded as usage charges) for each long distance call originating on our network for which we are not the long distance carrier. Accordingly, we expect to experience an increase in usage charges in the form of increased VU-M fees after we discontinue offering long distance services in early 2005.

         Long distance charges

         While operating under the concessions, we had the right to charge VC2 and VC3 rates for all long distance calls placed by our customers. As of July 2003, the CSP Program went into effect, under which we are required to enable our customers to choose a long distance carrier on a per call basis. Consequently, we no longer have the right to charge VC2 and VC3 rates for all long distance calls made by our clients. Instead, revenues from long distance calls are received only when we are chosen as the long distance carrier for such calls. In 2003, our revenues from long distance charges under the CSP Program were R$39.9 million. Our domestic and international long distance authorizations were granted by Anatel subject to a commitment that the ensuing geographic overlap with similar authorizations already held by one of our Brazilian affiliates be eliminated within 18 months after July 2003, the date when the authorizations were granted. Accordingly, by January 2005, unless a change in the regulatory framework occurs, we will relinquish our domestic and international long distance authorizations. Upon such relinquishment, we will cease receiving long distance revenues from our customers but will instead receive VU-M revenues from long distance carriers selected by our customers, which we will record in our financial statements as usage charges. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition.

         Site sharing revenues

         To avoid unnecessary duplication networks and infrastructures, Anatel permits telecommunications service providers to use other providers' networks, for a fee, as secondary support in providing telecommunications services. Consistent with this regulatory approach, we have allowed other telecommunications service providers in our Region to use our infrastructure, resulting in our receipt of site sharing revenues, which increased 24.7% to R$9.1 million in 2003, after increasing by 128.1% to R$7.3 million in 2002. The increase in both periods reflects increased sharing of infrastructure with third parties.

         Value-added services

         Revenues from value-added services increased by 188.4% and 75.0% in 2002 and 2003, respectively. The increase in value-added services revenue over the three-year period resulted primarily from increases in growth of value-added services. We registered approximately 435.3 million SMS messages in 2003, compared to approximately 260.4 million messages in 2002 and 51.4 million messages in 2001. In addition, we pioneered the launch of SMS interconnection services with competitors in the Brazilian market in 2002. In 2003 growth in SMS usage also resulted from increased use of the TIM service consisting of news sent via SMS.

         Monthly subscription charges

         Revenues from monthly subscription charges decreased by 14.0% and 15.1% in 2002 and 2003, respectively. The decrease in both years was due principally to the migration of existing clients from postpaid plans to prepaid plans.

                                                                      Year ended December 31,
                                                            -----------------------------------------------
                                                              2001               2002              2003
                                                             ------             ------            ------
Average number of customers using post-paid plans(1).......   811,701             709,660           698,222
Average number of customers using pre-paid plans(1)........   813,208           1,220,980         1,339,289
Total number of customers(1)............................... 1,624,909           1,930,639         2,037,512

----------
(1) Average numbers are based on the number of customers at the end of each month during the relevant year.

         Interconnection charges

         We generate interconnection revenues by connecting calls originating from other service providers to our clients. Revenues from interconnection increased by 4.9% in 2002 and decreased by 1.9% in 2003. The increase in 2002 resulted primarily from an increase of 13.6% in interconnection rates and an increase in the number of prepaid clients and was partially offset by the continuation of the policies adopted by Telemar to block calls from its users to ours unless its users requested special authorization by Telemar for such calls to be made. The decrease in 2003 resulted primarily from the new structure for billing interconnection charges between mobile carriers introduced as part of the PCS regulations. See "Item 4. Information on the Company--Regulation of the Brazilian Telecommunications Industry--PCS Regulation."

         Other service revenues

         Revenues from other services increased to R$100 thousand in 2003 principally due to an increase in roaming fees received for calls placed by other companies' clients while in our Region.

         Value-added and other taxes relating to services

         The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 28% in the Region. ICMS is also the principal tax on sales of handsets, which is imposed at a rate of 17% in the Region. See "Item 4. Information on the Company--Sources of Revenues--Taxes on Telecommunications Goods and Services." Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and at combined rates of 4.65% on cellular telephone handset sales. The 18.4% increase in tax costs in 2002 was due to the increases in revenues from services and sales of handsets and an increase in the ICMS tax rate from 25% to 28% in the State of Pernambuco, which went into effect in January 2002. The 14.0% increase in tax costs in 2003 resulted from the increase in operating revenue from services and the increased sales of handsets.

         Discounts on Handset Sales

         We treat discounts in the form of free minutes and discounts on handset sales as deductions from gross revenue. Discounts amounted to R$100 thousand in 2003, representing a 66.7% decrease from R$300 thousand in 2002, which represented an increase compared to no discounts in 2001. The decrease in 2003 was due to the customer loyalty optimization program we implemented. The decrease in discounts provided to customers in 2002 resulted mainly from a reduction of competitive pressure to offer discounts during the year.

         Sales of cellular telephone handsets and accessories

         Revenues from sales of cellular telephones increased by 43.3% in 2002 and by 79.5% in 2003. The increase in 2002 was principally due to our decision to resume sales of handsets to independent dealers, as part of our strategy to protect our market share in the Region aggressively and proactively, and a reduction in subsidies offered by BSE, which eased competitive pressure and allowed us to reduce our subsidies and still pursue our strategy of protecting market share. The increase in 2003 resulted primarily from the increased promotion of handset sales, especially through the introduction of new handset models and dealer credit incentives. We undertook these efforts in response to a resumption of intense competition in the market, including offers of subsidies to customers, resulting largely from Claro's purchase of BCP.

     Cost of services and goods

         Cost of services and goods increased by 7.5% and 23.7% in 2002 and 2003, respectively. The increase in 2002 was due to a 13.4% increase in interconnection expenses, an 11.3% increase in depreciation expenses and a 15.6% increase in cellular handset costs and was partially offset by a 15.8% decline in circuit leasing and related expenses. The increase in 2003 was due primarily to a 73.7% increase in the cellular handset costs, a 24.4% increase in interconnection expenses and a 37.1% increase in circuit leasing and related expenses. The following table sets forth the composition of our costs of services and goods for each of the years in the three-year period ended December 31, 2003, as well as the percentage changes in 2002 and 2003 from the prior year.

Statement of Income Data: (1)                           Year ended December 31,                     % Change
                                                   ----------------------------------         -----------------------
Brazilian Corporate Law Method                      2001          2002          2003          2001-2002     2002-2003
                                                   ------        ------        ------         ---------     ---------
                                                         (millions of reais (1))
Depreciation and amortization...............        127.7          142.1        141.5            11.3        (0.4)
Interconnection expenses....................        120.3          136.4        169.7            13.4        24.4
Circuit leasing and related expenses........         41.8           34.6         47.9           (17.2)       38.4
Materials and services......................         14.5           11.4         17.5           (21.4)       53.5
Personnel...................................          9.6            9.2          8.8            (4.2)       (4.3)
FISTEL tax and other........................          1.1            1.0          1.2            (9.1)       20.0
                                                    -----          -----        -----
Total cost of services......................        315.0          334.7        386.6             6.3        15.5
Cost of cellular handsets and accessories
   sold.....................................         47.3           54.7         95.0            15.6        73.7
                                                    -----          -----        -----

Cost of services and goods..................        362.3          389.4        481.6             7.5        23.7
                                                    =====          =====        =====

---------
(1) Columns may not add due to rounding.

         Depreciation and amortization

         Depreciation and amortization expenses increased by 11.3% in 2002 and remained virtually unchanged from 2002 to 2003. The increase in 2002 was due principally to the expansion of the base of depreciable assets, part of which resulted in 2002 from the completion of a large amount of works-in-progress. During 2002, we increased the number of our base stations from 905 to 936, all operating under digital technology. In 2003, we increased the total number of base stations to 941 in our TDMA network and 645 base transceiver station to service our GSM network. We can expect our depreciation expense to increase in the future as our TMDA network equipment reaches the end of its useful life, and as depreciation of our new GSM investments begins, since many of these investments were not completed until near the and of 2003, and the depreciation effects related to this equipment will accordingly not be completely felt until 2004. For a discussion of the estimates used in calculating the amount of our depreciation expense, see "--Critical Accounting Policies."

         Interconnection expenses

         Interconnection expenses consist of amounts paid to fixed-line and other cellular providers for completion on their networks of calls originating on our network. Interconnection expenses increased by 13.4% in 2002 and 24.4% in 2003. The increase in 2002 resulted principally from the increase in the size of our customer base, which led to a higher volume of calls originating from our network and completed on the networks of other telecommunications service providers. The increase in 2003 resulted principally from the increase in our customer base and increased tariffs, and was partially offset by the effects of the new CSP Program billing rules introduced in July 2003, under which a cellular operator is obligated to pay another cellular operator for interconnection services only when the first operator's relative share of the total interconnection minutes rendered between the two operators falls below 45% of the total of such minutes in any given month. See "Item 4. Regulation of the Brazilian Telecommunications Industry--Interconnection Regulation."

         Circuit leasing and related expenses

         Circuit leasing and related expenses represent primarily lease payments to Telemar and Embratel for use of circuits interconnecting our radio base stations and switching centers and connecting our network to the networks of Telemar and Embratel. Such expenses decreased by 17.2% in 2002 and increased by
38.4 % in 2003. The decrease in 2002 resulted from a reduction of lease payments negotiated with Telemar. The increase in 2003 resulted primarily from increased traffic between our network and the networks of Telemar and Embratel (attributable in part to increased traffic resulting from the introduction of GSM technology) and also an increase in the rates we paid for circuit leasing and other related services.

         Materials and services

         Materials and services expense includes costs of materials and services purchased from third parties, including transportation, lodging and meals, telephone and other related services. Materials and services expense decreased by 21.4% and increased 53.5% in 2002 and 2003, respectively. The decrease in 2002 principally reflected the optimization of our expenses. The increase in 2003 was due primarily to the adaptation of our network to SMP.

         Personnel

         Personnel expenses included in cost of services and goods decreased by 4.2% and 4.3% in 2002 and 2003, respectively. The decrease in both years was due principally to staff reductions made possible by productivity increases.

         FISTEL tax and other

         FISTEL tax and other costs decreased from R$1.1 million in 2001 to R$1.0 million in 2002 and increased to R$1.2 million in 2003. FISTEL tax consists of a charge for the installation of new stations and a fee (equal to 50% of the new installation fee) for the maintenance of existing stations. As a result of continuing reductions in the installation of new equipment, FISTEL tax expense in 2002 consisted principally of fees charged for the maintenance of existing stations, and the amount recorded in this line item remained stable as compared to the prior year. The increase in 2003 resulted from an increase in the client base with the resultant increased FISTEL costs. See "Item 4. Information on the Company--Sources of Revenue--Taxes on Telecommunications Goods and Services."

         Cost of cellular handsets and accessories sold

         The cost of acquiring cellular handsets increased by 15.6% and 73.7% in 2002 and 2003, respectively. The increase in cellular handset costs in 2002 was due primarily to the resumption of handset sales to independent dealers, which produced an increased volume of such sales. The increase in 2003 was due primarily to a substantial increase in cellular handset sales as a result of our increased promotional activities and increased competition, which resulted in an expansion of the sector.

     Gross profit margins

         The following table sets forth our gross profits for each of the years in the three-year period ended December 31, 2003.

                                               Year ended December 31,                      % Change
Statement of Income Data: (1)            ----------------------------------        --------------------------
Brazilian Corporate Law Method            2001          2002          2003         2001-2002        2002-2003
                                         ------        ------        ------        ---------        ---------
                                               (millions of reais)(1)
Net operating revenues from services      792.7         871.1         904.9             9.9            3.9
     Cost of services...............     (315.0)       (334.7)       (386.6)            6.3           15.5
                                         ------        ------        ------

Gross profit from services..........      477.7         536.4         518.3            12.3           (3.4)
                                         ------        ------        ------
Net operating revenues from sales
   of cellular handsets and
   accessories......................       33.5          50.4          94.5            50.4           87.5
     Cost of goods..................      (47.3)        (54.7)        (95.0)           15.6           74.3
                                         ------        ------        ------
Gross loss from sales of cellular
   handsets and accessories.........      (13.8)         (4.3)         (0.4)          (68.8)         (90.7)
                                         ------        ------        ------
Gross profit........................      464.0         532.1         517.9            14.7           (2.7)
                                         ======        ======        ======

-------------------
(1) Columns may not add due to rounding.

         Our gross profit margin (gross profit as a percentage of net revenues) from services increased from 60.3% in 2001 to 61.6% in 2002 and decreased to 57.3% in 2003. In 2002, revenues from usage charges as a percentage of revenues from services increased to 49.4%, which was principally responsible for the increase in gross profit margin in 2002. The decrease in gross profit margin on services in 2003 resulted primarily from an increase in costs, principally interconnection and circuit leasing and related expenses.

         Our overall gross profit margin increased from 56.2% in 2001 to 57.7% in 2002 and decreased to 51.8% in 2003. The increase in overall gross profit margin in 2002 was due primarily to the increase in gross profit margin for services and secondarily to reductions in gross loss margin on handset sales. The decrease in overall gross profit margin in 2003 resulted from the decrease in gross profit margin on services and was partially offset by a further reduction of our gross loss margin on handset sales.

         Our negative gross margin for sales of cellular handsets and accessories decreased from 41.2% in 2001 to 8.5% in 2002 and to 0.4% in 2003. We engage in sales of handsets, often with special promotions at particular times of the year, to increase the number of customers and generate demand for our services. The decrease in negative gross margin in 2002 and 2003 was due primarily to a reduction in subsidies on a greater total volume of sales.

     Operating expenses

         The following table sets forth certain components of our operating expenses for each of the years in the three-year period ended December 31, 2003, together with the corresponding percentage changes.

                                                         Year ended December 31,                    % Change
Statement of Income Data: (1)                      -----------------------------------      ------------------------
Brazilian Corporate Law Method                       2001          2002         2003        2001-2002      2002-2003
                                                   --------      --------     --------      ---------      ---------
                                                         (millions of reais)(1)
Operating expenses:
    Selling expenses.........................       (191.7)       (188.6)      (208.9)          (1.6)         10.7
    General and administrative expenses......        (96.0)        (95.3)       (95.7)          (0.7)          0.4
    Other operating expense, net.............        (24.8)        (33.1)       (17.4)          33.5         (47.4)
                                                    ------        ------       ------

Total operating expenses.....................       (312.5)       (317.0)      (322.0)           1.5           1.6
                                                    ======        ======       ======

-------------------
(1) Columns may not add due to rounding.

         Our total operating expenses increased 1.6% to R$322.0 million in 2003 from R$317.0 million in 2002, which in turn represented a 1.5% increase from R$312.5 million in 2001. The increase in 2003 resulted from increases in selling expenses and was partially offset by a decline in other net operating expenses. The increase in 2002 was due mainly to an increase in other net operating expenses and was partially offset by a small decrease in selling expenses.

         Selling expenses

         Selling expenses increased 10.7% to R$208.9 million in 2003 from R$188.6 million in 2002, which in turn represented a 1.6% decrease from R$191.7 million in 2001. The increase in 2003 resulted principally from an increase in the amount of commission and FISTEL tax paid as a result of the greater number of handsets sold; we also had greater advertising costs. The decrease in selling expenses in 2002, compared to 2001, was mainly due to decreases in costs of third-party services resulting from lower advertising costs, which were partially offset by higher amounts of allowances for doubtful accounts in 2002 compared to 2001. See Note 3(p) to our Consolidated Financial Statements. See "Item 4. Information on the Company--Sales and Marketing" and "--Billing and Collection." For a discussion of the estimates used in calculating our provisions for doubtful accounts, see "--Critical Accounting Policies."

         General and administrative expenses

         General and administrative expenses remained virtually unchanged in the range of R$95 million throughout the period, decreasing by 0.7% in 2002 and increasing by 0.4% in 2003. In 2002, in accordance with a new CVM rule, we began classifying employees' profit sharing as a general and administrative expense instead of as a separate line item below operating income before interest. Data for 2001 have been restated for consistent presentation.

         Other operating expense, net

         Other net operating expense increased by 33.5% in 2002 and declined by 47.4% in 2003. The increase in 2002 resulted principally from an increase of R$10.2 million in provisions for contingencies and secondarily from an increase of R$4.4 million in PIS and COFINS tax expense related to financial income. The increase in other net operating expense in 2002 was partially offset by R$4.7 million in other income recorded in 2002, as opposed to R$4.7 million in other expenses incurred in 2001. The decrease in 2003 was due principally to our recording other operating expense of R$2.4 million in 2003, compared with other operating income of R$4.6 million in 2002, and an increase of R$2.1 million in PIS/COFINS tax related to financial income, which was partially offset by an R$11.7 million increase in fines and expenses recovered and a reduction of R$11.6 million in provisions for contingencies, due to the change in our policy related to contingencies and the accounting thereof, as required by Oficio Circular CVM/SEP/SNC n(o) 01/2002 and Pronunciamento IBRACON n(o) 08.2002. We expect amortization expenses of approximately R$25.2 million each year from 2004 to 2007 and approximately R$14.7 million in 2008 as a result of the spin-off to us of the Goodwill paid in connection with the Privatization. See Note 1(b) to our Consolidated Financial Statements. For a discussion of the estimates used in calculating our provisions for contingencies, see "--Critical Accounting Policies."

     Net financial income (expense)

         We had net financial expense of R$42.2 million in 2001 and R$6.5 million in 2002 and net financial income of R$62.4 million in 2003.

         The decrease in net financial expense in 2002 was due primarily to an increase in interest income from R$22.0 million in 2001 to R$56.0 million in 2002 and a decrease in interest expense from R$56.0 million in 2001 to R$45.0 million in 2002 and was partially offset by an increase in foreign exchange losses from R$4.1 million to R$13.0 million. The increase in interest income in 2002 was due primarily to the increased cash resources available to us for investment. The decrease in interest expense resulted principally from the decrease in LIBOR and secondarily from the payment of principal on our equipment financing loans. We recorded a foreign exchange loss in 2002 primarily because we paid unhedged U.S. dollar-denominated interest obligations at unfavorable real-U.S. dollar exchange rates relative to the real-U.S. dollar exchange rates used to determine the notional principal amounts of the related debt under the applicable hedging instruments.

         The net financial income earned in 2003 resulted mainly from the significant amounts of cash we placed into financial investments, gains of R$25.3 million recorded on our hedging arrangements and interest on tax credits from previous years that we earned in 2003. In addition, our financial expenses were much lower than in prior years. Although we recorded net foreign exchange losses of R$4.1 million, R$13.0 million and R$3.4 million in 2001, 2002 and 2003, respectively, these losses were completely offset by equal net gains from our hedging arrangements recorded as interest income.

         A substantial portion of our capital expenditures have been financed through loans and financings, the outstanding principal amount of which were R$348.3 million, R$333.7 and R$80.7 million at December 31, 2001, 2002 and 2003, respectively. See "--Liquidity and Capital Resources--Sources of Funds--Financial Contracts," "--Uses of Funds--Investments in Fixed Assets" and "Item 4. Information on the Company--Capital Expenditures."

     Net non-operating income (expense)

         Net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets and write-offs of fixed assets. We recorded net non-operating expenses of R$2.2 million and R$3.1 million in 2001 and 2002, respectively, and net non-operating income of R$13.8 million in 2003. The net non-operating expense in 2002 was due primarily to a loss on our equity interest in Blah! (formerly timnet.com) and sales of assets below cost. Our net non-operating income in 2003 resulted primarily from the gain realized on the sale of our interest in Blah!.

     Income and social contribution taxes

         We recorded income and social contribution tax expense of R$20.1 million, R$48.4 million and R$18.9 million in 2001, 2002 and 2003, respectively. The increase in income and social contribution taxes in 2002 resulted principally from the increase in our income before taxes from R$107.2 million in 2001 to R$205.5 million in 2002 and was partially offset by the recording of a deferred tax benefit of R$9.2 million, reflecting the effect of temporary differences between book values and tax bases of assets and liabilities. The decrease in tax expense in 2003 resulted from a R$50.5 million tax credit we received pursuant to a tax incentive made available to companies headquartered and having made investments in northeastern Brazil, which was partially offset by an increase in our income before taxes to R$272.1 million in 2003. The incentive provides for a 75% reduction of taxes on income earned from digital revenue, and it is scheduled to remain in effect through the 2011 fiscal year. At the operating company level, the tax benefit related to 2002, in the amount of R$20.4 million, was recorded in 2003, the period in which the benefit was granted. To be eligible for the credit, the company must invest its tax savings in infrastructure. See Note 22 to our Consolidated Financial Statements.

     Minority interests

         Minority interests reflect the participation of minority shareholders in the Subsidiaries in the net income or loss of such Subsidiaries, as the case may be. Minority interests in the Subsidiaries were R$21.5 million, R$38.6 million and R$45.6 million in 2001, 2002 and 2003, respectively. Minority interests represented 24.7%, 24.5% and 18.0% of income before minority interests in 2001, 2002 and 2003, respectively. The variation of minority interests as a percentage of consolidated net income resulted from the distribution of consolidated net income among the Subsidiaries, each of which has a different level of minority ownership.

Liquidity and Capital Resources

         Tele Nordeste Celular's principal assets are the shares of TIM Nordeste. Tele Nordeste Celular relies almost exclusively on dividends from TIM Nordeste to meet its needs for cash, including for the payment of dividends to its shareholders. Tele Nordeste Celular controls the payment of dividends by TIM Nordeste, subject to limitations set forth by Brazilian law. These limitations do not materially restrict the ability of TIM Nordeste to distribute dividends of income and reserves to Tele Nordeste Celular.

         We expect to fund our capital expenditures and distributions to our shareholders in 2004 with cash from operating and investing activities. The significant reduction in 2003 of outstanding debt reduces the demands on our cash from operations to service debt. Our management expects cash from operations, combined with cash raised by debt placement, to be sufficient to satisfy our liquidity requirements. In the event that cash from such sources were to fall short of our expectations, we would seek to compensate for such shortfall through a combination of financing and reduction of both capital expenditures and distributions to shareholders. Distributions to our shareholders, however, cannot fall below minimum thresholds required by Brazilian Corporate Law. See "Item 8. Financial Information--Dividend Policy."

     Sources of Funds

         Cash from operations

         We generated cash flows from operating activities in the amounts of R$343.5 million, R$377.0 million and (R$424.6) million in 2001, 2002 and 2003, respectively. At December 31, 2003, we had working capital of R$322.7 million, compared with working capital of R$229.6 million at December 31, 2002.

         Financial Contracts

         We and our Subsidiaries are parties to the following material financial contracts:

         o Credit Agreement, dated as of September 22, 2000, between TIM Nordeste, as borrower and the European Investment Bank, as lender, in the principal amount of US$50 million, of which US$33 million was outstanding as of December 31, 2003. We have hedged our risk of currency exchange rate fluctuations on our payments of principal and interest under this agreement, under which we pay interest at a variable rate of 1.775% per annum plus three-month LIBOR. This loan matures on September 15, 2005. On September 22, 2000, in connection with the loan agreement between TIM Nordeste and the European Investment Bank, Tele Nordeste Celular entered into a Guarantee and Indemnity Agreement with the European Investment Bank, and an Indemnification Agreement with Banque Sudameris, guarantying the due performance of TIM Nordeste under the loan agreement; and

         o On October 2, 2000, we issued nonconvertible debentures in the principal amount of R$200.0 million at a variable interest rate equal to 103.0% of CDI. The debentures were repaid in full at maturity on October 2, 2003.

         See Note 14 to our Consolidated Financial Statements for a further description of such financing agreements. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk" for a discussion regarding our exposure to foreign currency fluctuations and our hedging activities.

         On December 31, 2003, we had R$80.7 million outstanding in loans, financings and debentures compared to R$333.7 million on December 31, 2002 and R$348.3 million on December 31, 2001.

         Intra-company financings

         The Subsidiaries have entered into financing arrangements among themselves and with the Holding Company to address cash-flow needs. Such arrangements have been entered into on market terms on an arm's-length basis. The total of such financing arrangements was R$4.2 million at December 31, 2003.

         Uses of funds

         Principal uses of funds during the three-year period ended December 31, 2003, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets for the years ended December 2001, 2002 and 2003 totaled R$138.9 million, R$74.0 million and R$293.0 million, respectively. Dividend payments to Tele Celular Sul shareholders and subsidiary minority interest for the years ended December 31, 2001, 2002 and 2003 totaled R$7.6 million, R$14.2 million and R$31.7 million, respectively. Funds used for loan payments for the years ended December 31, 2001, 2002 and 2003 totaled, respectively, R$69.7 million, R$37.0 million and R$214.7 million.

         Investments in Fixed Assets

         In 2001, capital expenditures related primarily to optimizing the location of radio base stations, maintaining the technological quality of our network and improving our information technology infrastructure. In 2002, our capital expenditures related primarily to maintenance of the quality of our network. In 2003 our principal capital expenditures included R$241.5 million expended in connection with the initiation of delivery of GSM services, R$41.8 million to maintain our TDMA network and R$10.2 million for equipment related to our migration to PCS operations. See "Item 4. Information on the Company--Capital Expenditures."

         Our management has approved planned capital expenditures in 2004 in the total amount of R$263.2 million. All of our planned 2004 capital expenditures relate to the continued maintenance and optimization of our TDMA network and expansion of the GSM overlay. See "Item 4. Information on the Company--Capital Expenditures." At December 31, 2003, we did not have material capital expenditure commitments.

         Dividends

         We are required to distribute 25% of our adjusted net income to our shareholders either as dividends or as tax-deductible interest on shareholders' equity. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to the higher of: (i) 6% of our capital ("capital social") divided by the total number of ordinary and preferred shares, and (ii) 3% of the net shareholders' equity ("patrimonio liquido"), according to the most recent financial statements approved by the shareholders. See Note 13 to our Consolidated Financial Statements. TIM Nordeste is also subject to mandatory distribution requirements and is accordingly required to pay dividends to its shareholders, which include, in addition to Tele Nordeste Celular, TIM Nordeste's minority shareholders.

         The following table contains a breakdown of the dividends and interest on shareholders' equity paid (net of income taxes) by Tele Nordeste Celular to its shareholders during the fiscal years ended December 31, 2001, 2002 and 2003.

                                                           Year ended December 31,
                                                      --------------------------------
Distribution                                           2001        2002         2003
------------                                          ------      -------      -------
                                                           (in millions of reais)
Dividends ................................           R$ 11.4      R$ 30.4      R$ 40.7
Interest on shareholders' equity .........               6.8           --           --
                                                     -------      -------      -------
Total Distributions ......................           R$ 18.2      R$ 30.4      R$ 40.7
                                                     =======      =======      =======

         Tele Nordeste Celular's common shareholders approved on April 22, 2004 the distribution of a total of R$40.7 million to its shareholders in respect of 2003 income, as dividends and interest on shareholders' equity.

     Off-Balance Sheet Arrangements

         We have no off-balance sheet arrangements.

     Contractual Obligations and Commercial Commitments

         The following table represents our contractual obligations and commercial commitments as of December 31, 2003:

                                                                         Payments Due by Period
                                                      -------------------------------------------------------------
Contractual Obligations(1)
                                                                 Less than      1 to 3        4 to 5         After
                                                      Total        1 year        years         years        5 years
                                                      -----      ---------      ------        ------        -------
                                                                           (millions of reais)
Long-term debt...............................          80.7         40.9         39.8            --              --
Operating leases(2)..........................          49.1         12.9         19.8          16.4              --

-------------------
(1) Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations.
(2) The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty. See Note 15 to our Consolidated Financial Statements.

         In 2004, the Holding Company expects to make approximately R$263.2 million in capital expenditures, to be funded by cash generated from our business. See "Item 4. Information on the Company--Our Network." All of our planned capital expenditures for 2004 relate to the continued maintenance and optimization of our TDMA network and expansion of the GSM overlay. See "Item 4. Information on the Company--Capital Expenditures." At December 31, 2002, we did not have material capital expenditure commitments.

     Contingent Pension Liabilities

         Until December 1999, we participated in a multi-employer defined benefit plan (the "Telebras Pension Plan") that covered the employees of the Telebras System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup. We are contingently liable, jointly and severally with the other New Holding Companies, for the unfunded obligations of the Telebras Pension Plan with respect to all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan (the "PBS-TNC Plan") that covers only those former employees of Telebras who continued to be employed by us after December 1999. We are also contingently liable for the unfunded obligations of the PBS-TNC Plan with respect to our employees participating in this plan. See Notes 16 and 27(c) to our Consolidated Financial Statements.

         In November 2002, we created a separate defined contribution plan (the "TIMPREV-NORDESTE Pension Plan"). Migration to this plan was optional for employees linked to the PBS-TNC Plan. Migration to the TIMPREV-NORDESTE Pension Plan extinguishes the migrating participant's rights under the PBS-TNC Plan. We are also contingently liable for the unfounded obligations of the TIMPREV-NORDESTE Pension Plan with respect to our employees participating in this plan. See Notes 16 and 27(c) to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Board of Directors

         The Holding Company is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors is comprised of three members serving for terms of three years each.

         Our directors' duties and responsibilities are set forth by Brazilian law, our Estatutos Sociais ("by-laws") and our Politica de Divulgacao de Informacoes, as determined by CVM Instrucao n. 358. All decisions taken by our board of directors are registered in the books of the Board of Directors' meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings when discretionarily called by the chair or two directors. The chair of the Board of Directors may also invite to the Board of Directors' meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors' committee or a compensation committee.

         Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy, issued by the Company.

         The following are the current members the Board of Directors and their respective positions:

         Name                                           Position    Date Assumed Office
         ----                                           --------   ---------------------
         Mario Cesar Pereira de Araujo..............      Chair        May 3, 2004
         Isaac Selim Sutton.........................    Director       May 3, 2004
         Franco Bertone ............................    Director       May 3, 2004

         The current members were elected to their respective offices at the Annual Shareholders' Meeting in 2004. They are scheduled to be reelected or replaced at the Annual Shareholders' Meeting in 2007. Set forth below are brief biographical descriptions of the members of the Board of Directors.

         Mario Cesar Pereira de Araujo, 55 years old, has been a member of our Board of Directors and the Chairman of our Board since March 2003. He holds a degree in electrical engineering from Universidade Federal do Rio de Janeiro - UFRJ. Mr. Araujo has been Chief Executive Officer of TIM Brasil S.A., and Tim Celular S.A. since February 2003 and Chief Executive Officer and Technology Officer of Tele Nordeste Celular since April 2003. Additionally, he has been Chairman of the Board of Directors of Tele Nordeste Celular, Telpa Celular S.A., Telepisa Celular S.A., Teleceara Celular S.A. and Telasa Celular S.A. since May 2003. From 1999 to 2002, he served as Chief Executive Officer of Norte Brasil Telecom. From 1998 to 1999, he served as Chief Executive Officer of Tele Centro Oeste Celular. From 1997 to 1998, he served as a Manager of Services in the areas of paging, trunking and Internet services at Splice do Brasil S.A. From 1977 to 1997, he worked at Embratel as a Manager of Data Communications, an Assistant to the Director of Engineering and as a Manager of the Department of Corporate Clients. From 1973 to 1977, he worked in the data and text communications department of Telerj.

         Isaac Selim Sutton, 43 years old, has been a member of our Board of Directors since April 2003. He holds a degree in economics from Unversidade de Sao Paulo - USP. Mr. Sutton is also an officer for Grupo Safra since 1994 and has been a member of the Board of Directors of other Brazilian companies such as Aracruz, Telemig, Celma and Gevisa. Mr. Sutton was also a member of our Fiscal Committee and the Fiscal Committee of Tele Nordeste Celular.

         Franco Bertone, 51 years old, has been a member of our board of directors since December 2002. Mr. Bertone holds a degree in electronic engineering. Mr. Bertone is the Shareholders' Relations Director for Telecom Italia Latin America. In 2001 and 2002, Mr. Bertone was the Director of International Operations for Telecom Italia Latin America and the Vice-President of Telecom Argentina. From 1997 to 2000, Mr. Bertone was the Chairman and Chief Executive Officer of Entel-Bolivia. From 1992 to 1997, Mr. Bertone was the Chief Executive Officer of Sirti Limited--UK and Sirti Limited Corp.--USA. From 1986 to 1991, Mr. Bertone was the Director of Systems at Sirti-Milano. From 1983 to 1985, Mr. Bertone was the Program Manager of the Sirti-Ericsson-Philips joint venture in Saudi Arabia.

         The Holding Company does not have contracts with its directors providing benefits upon termination of their appointments.

Board of Executive Officers

         The Board of Executive Officers consists of three members, holding five positions (four offices and the president). All of the Officers are elected by the Board of Directors for terms of three years each. An Executive Officer may be removed from office at any time.

         The following are the current members of the Board of Executive Officers and their respective positions:

         Name                                            Position                             Date Appointed
         ----                                            --------                             --------------
         Mario Cesar Peirera de Araujo ............      Chief Executive Officer and          April 24, 2003
                                                         Chief Technology Officer
         Rogerio Lyra..............................      Chief Commercial Officer             October 31, 2002
         Walmir Urbano Kesseli.....................      Chief Financial Executive Officer    July 4, 2001
                                                         and Investor Relations Director
         Walmir Urbano Kesseli.....................      Chief Administrative Officer         April 24, 2003

         Set forth below are brief biographical descriptions of the Executive Officers.

         Mario Cesar Pereira de Araujo. See "--Board of Directors" for Mr. Araujo's biography.

         Walmir Urbano Kesseli, 43 years old, received his undergraduate and post-graduate degrees in Economics and Administrative Finance from the Catholic University of Parana. He received his M.B.A in Finance and Capital Markets from the Brazilian Institute of Capital Markets-IBMEC and completed coursework specializing in Finance at the London School of Business. Mr. Kesseli has over thirteen years of experience in finance and management. From 1986 to 1993, he served as Manager of the Financial Division of Telecomunicacoes do Parana S.A. - Telepar. From 1994 to 1998, he served as Manager of the Department of Administrative Finance of Telecomunicacoes do Parana S.A. - Telepar. From 1999 to 2001, Mr. Kesseli was Director of the Department of Finance of Tele Celular Sul Participacoes S.A. Mr. Kesseli currently serves as the Chief Financial Officer, Chief Administrative Officer and Investor Relations Director of the Holding Company.

         Rogerio Lyra, 44 years old, holds a degree in engineering from Pernambuco Federal University. From 1983 to 1986, Mr. Lyra served as Technical and Commercial Assistant at Sul America Philips Telecomunicacoes S.A., where he developed several telecommunications projects for the North/Northeastern region of Brazil. From 1986 to 1998, he served as North/Northeastern Regional Manager of Philips Business Communications. Mr. Lyra was also the Business Communications Systems Development Engineer for Philips. From February 1998 to January 2000, Mr. Lyra served as Telecommunications Marketing Director for BSE S.A., and from February 2000 to August 2002, he served as Commercial Officer of BCP S.A. From August 2002 to February 2003, he served as Chief Commercial Officer and as General Director of TIM Nordeste. Currently, Mr. Lyra is Chief Commercial Officer of the Holding Company.

Fiscal Committee

         The Fiscal Committee consists of five members, three of which are elected by the majority common shareholders, one by the minority common shareholders and one by the preferred shareholders.

         The following are the current members of the Fiscal Committee:

         Name                                                          Date Assumed Office           Term
         ----                                                          -------------------           ----
         Mailson Ferreira da Nobrega                                      April 28, 2004            1 year
         Celso Clemente Giacometti                                        April 28, 2004            1 year
         Josino de Almeida Fonseca                                        April 28, 2004            1 year
         Jose Carlos de Brito                                             April 28, 2004            1 year
         Antonio Audelino Correa Filho                                    April 28, 2004            1 year

         Under Brazilian Corporate Law, the Fiscal Committee's general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management's annual report, business plans and budgets; and performing reviews of, and opinions regarding, our financial statements. All members serve independently from the company in their capacities on the Fiscal Committee.

         At our April 22, 2004 general shareholders' meeting, we elected members of the Fiscal Committee who are independent from the Company and its affiliates and amended the internal by-laws of our Fiscal Committee in order for it to meet the requirements of an "alternative structure" to an audit committee in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, which we call "Sarbanes Oxley." See Item 16A. Audit Committee Financial Expert-Audit Committee Requirements and Exceptions."

Compensation

         For the year ended December 31, 2003, Tele Nordeste Celular approved, approximately R$1.3 million, in the aggregate, as compensation to its directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this annual report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2003. See "--Stock Option Plan," for a description of our plan to compensate our employees based on the results of operations.

         Each member of the Fiscal Committee receives 10% of the average compensation of the Holding Company's Executive Officers.

         We are not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of our directors and officers on an individual basis.

      Stock Option Plan

         On May 4, 2001, the shareholders of the Holding Company approved the implementation of a stock option plan (the "Stock Option Plan") initially covering our executive officers, managers and key employees. The Stock Option Plan was first offered in 2002 and has a duration of five years, expiring at the time of the Annual Shareholders' Meeting in 2006. The purposes of the stock option plan are:

         o to retain the services and advice of our key directors and employees, upon whose judgment, initiative and efforts we depend;

         o to make available to our key directors and employees certain compensatory arrangements based on our market value increase; and

         o to align generally the interests of our key directors and employees and the interests of our shareholder

         Options vest under the Stock Option Plan only if our earnings before interest and taxes meet certain targets, which are set for each year in the annual budgeting process. The holders of options under the Stock Option Plan will be able to exercise their options at certain prices established under the terms of the plan. In 2003, our employees exercised options resulting in the acquisition of 26,798 Preferred Shares. See Note 26(i) to the Consolidated Financial Statements for further information about the Stock Option Plan.

         At December 31, 2003, we offered the Stock Option Plan to 29 of our employees. Of these 29 employees, 21 were managers, 6 were employees that were transferred to other entities of TIM and the remaining 2 were considered strategic employees.

Share Ownership

         The directors and members of the administrative, supervisory and management bodies of the Holding Company do not hold in the aggregate more than 1% of either the Common or Preferred Shares outstanding. As of March 31, 2004, the directors and executive officers of the Holding Company, owned, in the aggregate, 3 Common Shares.

Our Employees

         At December 31, 2003, we had 1,023 full-time employees and 631 independent contractors, of whom approximately 58% were employed by TIM Nordeste and approximately 42% were employed by the Holding Company. The following table sets forth a breakdown of our employees at December 31, 2001, 2002 and 2003.

                                                                                Year ended December 31,
                                                                         --------------------------------------
                                                                          2001            2002            2003
                                                                         ------          ------          ------
   Total number of employees.......................................      1,367            1,231           1,654
   Number of employees by category of activity
      Network......................................................        206              195             190
      Sales and marketing..........................................        414              359             340
      Information technology.......................................         78               75              65
      Customer care................................................        511              466             682
      Support and other............................................        158              136             397
   Number of employees by geographic location
      Ceara.......................................................         308              275             430
      Pernambuco(1)...............................................         802              745             253
      Rio Grande do Norte.........................................          71               57              78
      Alagoas.....................................................          64               49              65
      Piaui.......................................................          47               39              54
      Paraiba.....................................................          74               66              30

-------------------
(1) Includes employees of the Holding Company and of Telpe Celular.

         All employees are represented by state labor unions associated with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes - Fittel ("Fittel") and Sindicato dos Trabalhadores em Empresas de Telecomunicacoes e Operadores de Mesas Telefonicas - Sinttel ("Sinttel"). We negotiate a new collective labor agreement every year with each local union. The collective agreements currently in force will expire in November 2004, and the collective agreements have historically been renewed annually in December. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

      Employee Benefit Plans

         Our employees at the time of the Breakup had the right to maintain their rights and benefits in the Telebras Pension Plan, administered by Fundacao Telebras de Seguridade Social - Sistel ("Sistel"), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We made monthly contributions to the Telebras Pension Plan equal to 13.5% of the salary of each employee covered by the defined benefit plans administered by Sistel. Each covered employee also made a monthly contribution to Sistel based on age and salary. Members of the Telebras Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebras Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebras Pension Plan operated independently from us, and their assets and liabilities were fully segregated from ours; however, we were contingently liable for all of the unfunded obligations of the plan. Employees hired since the Privatization did not become members of the Telebras Pension Plan, and we did not contribute to any defined benefit pension fund on behalf of such employees. See Note 16 to our Consolidated Financial Statements.

         In January 2000, we and the other companies that formerly belonged to the Telebras System agreed to divide the existing Telebras Pension Plan into 15 separate plans, resulting in the creation of private plans for the current employees of each of the former members of the Telebras System. These new private pension plans are still administered by Sistel and have retained the same terms and conditions of the Telebras Pension Plan. The division served to allocate liability among the companies that formerly belonged to the Telebras system according to each company's contributions in respect of its own employees. Joint liability among the Telebras Pension Plan sponsors will continue with respect to retired employees who will necessarily remain members of the Telebras Pension Plan. See Note 16 to the Consolidated Financial Statements.

         During 2002, we created a new defined contribution pension plan ("TIMPREV") that would bring us in line with current social security practices in the private sector and also allow for the migration of employees participating in our private plan created in 2000 ("Tele Nordeste Celular PBS Plan"). TIMPREV was approved by the Secretary of Complementary Pension on November 13, 2002 in Notification 1,917 CGAJ/SPC. TIMPREV sets forth new guidelines for the granting and maintenance of benefits and outlines new rights and obligations for Sistel, the plan administrator, sponsors, participants and their respective beneficiaries.

         Migration from the Tele Nordeste Celular PBS Plan to TIMPREV is optional. In order to encourage migration to TIMPREV, we offered bonuses to those employees migrating before January 29, 2003. As of such date, approximately 89% of the participants in our private plan had migrated to TIMPREV. As of December 31, 2003, this percentage was approximately 92%. Upon electing to migrate to TIMPREV, a participant extinguishes all rights to benefits under the Tele Nordeste Celular PBS Plan.

         As more employees participate in TIMPREV, we anticipate that the sponsor's risk to eventual actuarial deficit will decrease, consistent with the characteristics of typical defined contribution plans. Under the rules of defined contribution plans, the sponsor normally contributes 100% of the basic contribution of the participant. In accordance with the terms and conditions of the approved rules, the administrator of TIMPREV will ensure the following benefits:

         o        a regular retirement pension;

         o        an anticipated retirement pension;

         o        a disability pension;

         o        a deferred proportional benefit; and

         o        a death pension.

         However, the administrator will not assume responsibility for granting any other benefit, even if social security officially grants it to its beneficiaries.

         In accordance with Brazilian law, our employees also receive payments based on our financial performance. The amount of the payment is determined by negotiation between us and the unions representing our employees.

Item 7.    Major Shareholders and Related-Party Transactions

Major Shareholders

         Of the Holding Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. In June 1998, a consortium comprised of UGB and TIM Brasil (then Bitel) acquired 51.8% of the Common Shares. On December 15, 1998, UGB exercised a put option under the Shareholders Agreement between UGB and Bitel, dated as of July 24, 1998 (the "Shareholders Agreement"), under which UGB had the right to sell all of its shares of the Holding Company to Bitel, subject to the approval of Anatel and the Conselho Administrativo de Defesa Economica - CADE ("CADE"), Brazil's federal competition agency. The sale was finalized on October 6, 1999, following its approval by Anatel and CADE. Accordingly, TIM Brasil has the ability to control the election of the Holding Company's Board of Directors and the direction of our future operations. The Shareholders Agreement was terminated following the sale, and TIM Brasil is no longer subject to any material obligations under such agreement.

         The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the Common Shares or more as of February 29, 2004. The Common Shares held by TIM Brasil have the same voting rights as the other Common Shares.

                                                                                                  Percentage of
                                                                          Number of Common         Outstanding
Name of owner                                                               Shares Owned          Common Shares
-------------                                                             ----------------        -------------
TIM Brasil Servicos e Participacoes S.A. ..........................        71,308,768,902              52.69
Latinvest Holdings, LDC ...........................................         8,600,420,281               6.36
Tanlay S.A. .......................................................         8,576,700,000               6.34
Caixa de Previdencia dos Funcionarios do Banco do Brasil S.A. .....         6,848,411,963               5.06
All our officers and directors as a group .........................                     3               0.00

         TIM Brasil Servicos e Participacoes S.A. is a Brazilian subsidiary of a group controlled by TIM. TIM is part of a group whose parent company is Telecom Italia. See "Item 4. Information on the Company--Organizational Structure."

         As of February 29, 2004, there were 125.9 billion Preferred Shares represented by ADSs. As of such date, the number of Preferred Shares represented by ADSs represented 56.24% of the total number of Preferred Shares outstanding and 35.05% of the total capital of the Holding Company.

Related-Party Transactions

      Guarantees by the Holding Company of Obligations of the Subsidiaries

         The Holding Company is the guarantor of certain obligations of the Subsidiaries. On September 22, 2000, Telpe Celular entered into a financing contract with the European Investment Bank, in the amount of US$50 million, guaranteed by the Holding Company. The loan bears interest at a rate of LIBOR plus 0.15% per annum, is payable in semi-annual installments and matures in September 2005. The total amount of the Subsidiaries' outstanding indebtedness guaranteed by the Holding Company was R$80.7 million at December 31, 2003. See
Note 14 to our Consolidated Financial Statements.

      Support provided by TIM Brasil in connection with our GSM operations

         Prior to the initiation of our GSM overlay, TIM Brasil had developed an extensive GSM network and support systems, including an effective GSM billing system. In connection with the launch of our GSM services, we upgraded a number our systems to interface with TIM Brasil's central billing system to take advantage of TIM Brasil's preexisting infrastructure and expertise. Utilizing TIM Brasil's centralized system for our GSM billing needs makes our operations more efficient and relieves us of the need to create our own GSM billing system. After an initial trial period, the support given to us by TIM Brasil in relation to our GSM operations will be the subject of a specific agreement, the terms of which will conform to common market prices and practices.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

         See "Item 18. Financial Statements."

Legal Proceedings

         We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss in relation to such proceeding is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our legal advisors. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

      Litigation Related to the Conversion of Our Concessions into
Authorizations

         In January 2003, a type of class action ("acao popular") was brought by an individual against Anatel and all the companies controlled by TIM in Brazil, including us. The claim sought to suspend the effects of Resolucao 318, of September 27, 2002, and other acts by Anatel, including Authorizations PVCP/SPV nos. 001/2002 to 011/2002, published on December 12, 2002, which authorized us to migrate from the SMC regime to the PCS regime.

         The action specifically challenged the omission of provisions regulating the return of the assets ("bens reversiveis") used by us in connection with the provision of telecommunication services by the time of the expiration of the Authorizations. By reason of such omission, argues the claimant, the Federal Government would suffer irreparable damage and, therefore, the Anatel acts allowing the migration from the SMC to PCS should be declared null and void.

         We have challenged this action vigorously, and after some preliminary decisions by lower courts ("medidas liminares"), we have obtained a unanimous decision from the Regional Federal Court of Appeals ("Tribunal Regional Federal") permitting the migration from SMC into PCS, reserving discussion about the return of the assets to the Federal Government for a later date.

         We believe that migration from the SMC regime to the PCS regime, and the related acts by Anatel, will not be suspended or modified. We expect proceedings relating to the return ("reversao") to the Federal Government of our assets used in connection with the provision of telecommunication services to continue. In 2003, Anatel and the Federal Government informed the Court that Authorizations PVCP/SVP nos. 001/2002 to 011/2002 are valid and should not be voided by the Court.

      Litigation Related to the Application of PIS and COFINS

         In 2001 and 2002, the Federal Government ("Ministerio Publico Federal") filed lawsuits to prevent Teleceara Celular and Telpe Celular from passing along to its respective customers costs regarding PIS and COFINS. See "Item 4. Information on the Company--Taxes on Telecommunications Goods and Services." The Federal Government ("Ministerio Publico Federal") also claimed that Teleceara Celular and Telpe Celular should compensate their customers for these charges by paying each of them an amount equal to double the amount that individual paid.

         In March 2003, a decision favorable to Telpe Celular, now TIM Nordeste, was rendered by the Court, denying the claims by the Federal Government against us. This decision may be subject to appeal and reversion by higher courts. We are also unable to predict whether a reversion of such decision unfavorably to us, or an unfavorable decision in the Teleceara Celular lawsuit, would have a material adverse effect on our business, results of operations, financial condition or prospects.

      Litigation Related to the Application of ICMS

         In June 1998, the governments of the individual Brazilian States agreed to interpret existing Brazilian tax law to apply ICMS in respect of certain revenues, including cellular activation fees and monthly subscription charges, that had not previously been subject to such taxes. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation and subscription charged during the five years preceding June 30, 1998. Our management believes that the attempt by the state governments to extend the scope of ICMS to services that are supplementary to basic telecommunications services is unlawful because:

         o the state governments acted beyond the scope of their authority;

         o their interpretation would subject to taxation certain revenues, particularly activation fees, that are not considered to be payments for telecommunications services; and

         o        new taxes may not be applied retroactively.

         We are currently relieved from the payment of the ICMS tax on activation fees during the pendency of the lawsuits. We have deposited with the Court all such contested taxes since the beginning of the proceeding in June 1998. In view of the suspension of our activation fees in November 1998, management does not believe that application of ICMS to activation fees on a prospective basis will have a material impact on our results of operations.

         It should be noted that few decisions issued by higher courts have addressed this issue.

      Litigation Related to the Use of the Goodwill Arising Out of the Breakup of Telebras

         On April 4, 2002, a Congressman filed a lawsuit in federal court in Brasilia, Federal District, against a number of governmental telecommunication entities and the New Holding Companies. The purpose of the lawsuit is to prevent the New Holding Companies from using the amortization of the goodwill paid by the New Holding Companies to the Brazilian government in the Breakup of Telebras to generate tax benefits. We contested this claim before the relevant federal court, and no decision had been made on this lawsuit prior to the time of filing.

         Even though we are unable to predict the final outcome of this lawsuit, we believe that a ruling favorable to the plaintiff is unlikely. Accordingly, we have not created a reserve in connection with this litigation. If an unfavorable ruling is issued against us, we will lose the tax benefit derived from the premiums paid, and our tax liability will increase. We believe that an unfavorable decision could have a material adverse effect on our business, results of operations, financial condition or prospects.

      Litigation Arising Out of Events Prior to the Breakup of Telebras

         Telebras and the Predecessor Companies, the legal predecessors of the Holding Company and the Subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions were assigned to the Subsidiaries. Any claims against the Predecessor Companies that are not satisfied by the Predecessor Companies could result in claims against the Subsidiaries, to the extent that the Subsidiaries have received assets that might have been used to settle such claims had such assets not been spun off from the Predecessor Companies.

         Under the terms of the Breakup of Telebras, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions were assigned to the Holding Company or one of the other New Holding Companies. Our management believes that the chances of claims of this nature materializing and having a material adverse financial effect on us are remote.

      Other Litigation

         We are a party to certain legal proceedings arising in the normal course of business. Nearly all of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect inclusion by us of their names on a public list of customers who have defaulted on their payments. The labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2003, we were a party to approximately 1,464 consumer protection claims and 128 labor law claims. We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

         Under our by-laws, we are required to distribute 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on net worth. We are also required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to the greater of:

         o 6% of our capital ("capital social") divided by the total number of Common and Preferred Shares and

         o 3% of our net shareholders' equity ("patrimonio liquido"), according to the most recent financial statements approved by our shareholders.

         To the extent there are additional distributable profits, the Holding Company is also required to distribute to all shareholders an amount equal to at least 25% of adjusted net income (the "General Dividend") determined in accordance with the Corporate Law Method, including any realization of the unrealized net income reserve. The amount of General Dividend, if any, payable by us to the holders of Preferred Shares is offset by the amount of Preferred Dividend paid to such preferred shareholders.

         As a result of these provisions, holders of the our Preferred Shares are entitled to receive in any year distributions of cash dividends prior to the holders of our Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

         o first, to the holders of Preferred Shares, up to the amount of the dividend that must be paid to the holders of Preferred Shares for such year;

         o then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share; and

         o thereafter, to the holders of Common Shares and Preferred Shares on a pro rata basis.

         If the dividend to be paid to the holders of Preferred Shares is not paid for a period of three years, holders of Preferred Shares will be entitled to full voting rights until such time as that dividend is paid in full for any year.

         The Holding Company may also make additional distributions to the extent of available distributable profits and reserves. TIM Nordeste is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to the minority shareholders as well as to the Holding Company. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

         Brazilian corporations may make payments to shareholders characterized as interest on the corporation's capital (juros sobre capital proprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government's long-term interest rate as determined by the Central Bank of Brazil from time to time. Dividends are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax with respect to the person receiving the dividend. On the other hand, interest on capital paid to shareholders is deductible from the corporation's net profits for tax purposes, but the recipient of such distributions is subject to corporate or individual income tax with respect to such payments. See "Item 10. Additional Information--Taxation--Brazilian Tax Considerations--Distributions of Interest on Capital."

         For the purposes of Brazilian Corporate Law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

         o        the legal reserve; and

         o        contingency reserves.

         We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2003, the balance of our legal reserve was R$32.8 million, which was equal to 10.4% of our total capital.

         Brazilian Corporate Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian Corporate Law, realized net profits is defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

         Under Brazilian Corporate Law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company's net income to the discretionary reserve must also indicate the purpose, criteria for allocation and a maximum amount of the reserve.

         We may also allocate a portion of our net profits for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets covering more than one year must be reviewed at each annual shareholders' meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. On December 31, 2003, we had an income reserve for expansion of R$112.4 million.

         The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law Method.

         The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law.

         Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the dividend paid to the preferred shareholders. The remainder is distributed equally among holders of Preferred Shares and Common Shares.

         Under Brazilian Corporate Law, a company is permitted to suspend the mandatory dividend in respect of Common Shares and Preferred Shares not entitled to a fixed or minimum dividend if:

         o its board of directors and fiscal committee report to the shareholders' meeting that the distribution would be incompatible with the financial circumstances of that company; and

         o the shareholders ratify this conclusion at the shareholder's meeting.

In this case,

         o the board of directors must forward to the Brazilian securities commission within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting; and

         o the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

         Our Preferred Shares are each entitled to a minimum dividend and thus the mandatory dividend may be suspended only with respect to our Common Shares. Dividends may be paid by us out of retained earnings or accumulated profits in any given fiscal year.

         For the purposes of Brazilian Corporate Law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, and employees' and management's participation in a company's profits.

         Payment of Dividends

         We are required by law and by our by-laws to hold an annual shareholders' meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

         A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding such share. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

         Our Preferred Shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itau S.A., as the agent for the depositary, JPMorgan Chase Bank, which is the registered owner of our shares. Payments of cash dividends and distributions in respect of the ADRs, if any, will be made in Brazilian currency to the custodian on behalf of the depositary which will then convert those proceeds into dollars and will cause such dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into dollars, the amount of dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

Significant Changes

         No significant change has occurred since December 31, 2003, the date of our Consolidated Financial Statements.

Item 9. THE OFFER AND LISTING

Price History of the Preferred Shares and ADSs

         The principal trading market for the Preferred Shares is the Bolsa de Valores de Sao Paulo (the "Bovespa"). Until January 2000, the Preferred Shares were also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges. In January 2000, the nine Brazilian stock exchanges entered into an agreement pursuant to which trading of the Preferred Shares was concentrated on the Bovespa. See "--Markets--Trading on the Brazilian Stock Exchanges." At December 31, 2003, the Holding Company had approximately 223.9 billion Preferred Shares outstanding.

         The Preferred Shares commenced trading separately from any other security on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for the Preferred Shares on the Bovespa for the periods indicated.

                                                                                         Nominal reais per 1,000
                                                                                         -----------------------
                                                                                            Preferred Shares
                                                                                         -----------------------
                                                                                           High            Low
                                                                                          ------          -----
1999..........................................................................             4.75            4.70
2000..........................................................................             4.20            4.00
2001..........................................................................             4.78            1.99
   First quarter 2001.........................................................             4.55            2.78
   Second quarter 2001........................................................             4.78            2.75
   Third quarter 2001.........................................................             3.85            1.99
   Fourth quarter 2001........................................................             3.53            2.21
2002..........................................................................             3.65            2.10
   First quarter 2002.........................................................             3.40            2.65
   Second quarter 2002........................................................             3.20            2.70
   Third quarter 2002.........................................................             3.55            2.61
   Fourth quarter 2002........................................................             3.80            2.21
2003..........................................................................             4.31            2.24
   First quarter 2003.........................................................             2.95            2.24
   Second quarter 2003........................................................             2.68            2.27
   Third quarter 2003.........................................................             3.23            2.26
   Fourth quarter 2003........................................................             4.31            3.08
Last six months
   November 2003..............................................................             4.12            3.69
   December 2003..............................................................             4.31            4.04
   January 2004...............................................................             4.68            4.00
   February 2004..............................................................             4.23            3.55
   March 2004.................................................................             4.00            3.50
   April......................................................................             4.49            3.69
   May 2004 (through May 18, 2004)............................................             3.74            3.45


         The Preferred Shares traded in the United States on the NYSE are represented by ADSs, each representing 20,000 Preferred Shares. The ADSs are issued by JPMorgan Chase Bank (the "Depositary" or "JPMorgan"), pursuant to a Deposit Agreement among the Holding Company, the Depositary and the registered holders and beneficial owners from time to time of ADRs. See "Item 10. Additional Information--Material Contracts." The Holding Company's ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TND.

         The following table sets forth the reported high and low closing sales prices for our ADSs on the NYSE for the periods indicated.

                                                                                           U.S. dollars per ADS
                                                                                          ----------------------
                                                                                           High             Low
                                                                                          -----            -----
1999.............................................................................         53.25            51.00
2000.............................................................................         42.25            41.13
2001.............................................................................         46.50            16.70
     First quarter 2001..........................................................         46.50            25.76
     Second quarter 2001.........................................................         39.35            24.93
     Third quarter 2001..........................................................         32.50            17.00
     Fourth quarter 2001.........................................................         29.50            16.70
2002.............................................................................         32.60            10.80
     First quarter 2002..........................................................         32.60            22.50
     Second quarter 2002.........................................................         23.84            16.50
     Third quarter 2002..........................................................         21.35            12.54
     Fourth quarter 2002.........................................................         15.90            10.80
2003.............................................................................         29.28            12.11
     First quarter 2003..........................................................         17.80            12.11
     Second quarter 2003.........................................................         18.43            13.90
     Third quarter 2003..........................................................         22.34            15.00
     Fourth quarter 2003.........................................................         29.28            21.70
Last Six Months
     November 2003...............................................................         28.70            25.03
     December 2003...............................................................         29.28            27.25
     January 2004................................................................         33.64            27.98
     February 2004...............................................................         28.81            23.75
     March 2004..................................................................         27.63            24.00
     April 2004 .................................................................         30.90            24.72
     May 2004 (through May 18, 2004).............................................         25.27            22.41

Markets

     Trading on the Brazilian Stock Exchanges

         The Bovespa is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded. The exclusive trading of such securities on the Bovespa is the result of several memoranda of understanding entered into by the Bovespa and the other Brazilian stock exchanges. The Rio de Janeiro stock exchange is now exclusively responsible for the electronic trading of public debt securities and for privatization auctions.

         Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Bovespa has two open outcry trading sessions each day, from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., to closely mirror NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociacao Assistida por Computador) on the Bovespa and on the National Electronic Trading System (Sistema Eletronico de Negociacao Nacional). These systems are computerized systems that link electronically with the seven smaller regional exchanges. The Bovespa also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the "After Market." Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or market makers for the Holding Company's shares on the Bovespa. Beginning March 31, 2003, the Bovespa modified its trading practices with respect to its open outcry trading sessions and its electronic trading system. Under these revised trading practices, orders registered in an open outcry session will be matched through that open outcry session only, while orders registered through the electronic trading system may be matched both through the electronic system and through an open outcry session, if a matching order better by five centavos (R$0.05) is available.

         In order to better control volatility, Bovespa adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indexes of these stock exchanges fall below 10% or 15%, respectively, in relation to the index registered in the previous trading session.

         Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Delivery of and payment for shares are made through the facilities of the clearinghouse, or Companhia Brasileira de Liquidacao e Custodia - CBLC ("CBLC"), which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

         The Bovespa is less liquid than the NYSE or other major exchanges in the world. On March 31, 2004, the aggregate market capitalization of the 364 companies listed on Bovespa was approximately R$688.0 billion, and the 10 largest companies listed on Bovespa accounted for approximately 54.3% of the total value of market transactions. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

         Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a "non-Brazilian holder"), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council ("Conselho Monetario Nacional"). Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See "--Taxation--Brazilian Tax Considerations" for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

         Differentiated Levels of Corporate Governance and the New Market

         In order to increase the transparency of the Brazilian capital markets and protect minority shareholders' rights, the Bovespa has implemented, among others, two new initiatives:

         o a classification system referred to as "Differentiated Levels of Corporate Governance" applicable to the companies already listed on the Bovespa, and

         o a new separate listing segment for qualifying issuers referred to as the "New Market."

         The Differentiated Levels of Corporate Governance, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the Bovespa. The companies may be classified into two different levels, depending on their degree of adherence to the Bovespa's practices of disclosure and corporate governance.

         To become a Level 1 company, an issuer must voluntarily satisfy the following requirements:

         o ensure that shares amounting to at least 25% of its capital are outstanding and available for trading in the market;

         o adopt procedures that favor the dispersion of shares into the market whenever making a public offering;

         o        comply with minimum quarterly disclosure standards;

         o follow stricter disclosure policies with respect to transactions with controlling shareholders, directors and officers involving the issuer's securities;

         o disclose any existing shareholders' agreements and stock option plans; and

         o make a schedule of corporate events available to the minority shareholders.

The Holding Company is currently considering complying with these requirements for Level 1 of Corporate Governance.

         To become a Level 2 company, an issuer must, in addition to satisfying the Level 1 criteria, satisfy the following requirements:

         o        require all directors to serve unstaggered one-year terms;

         o prepare and publish annual financial statements in U.S. GAAP or IAS GAAP;

         o create tag-along rights for minority shareholders, ensuring holders of common shares of the right to sell on the same terms as a controlling shareholder, and ensuring preferred shareholders a price equal to at least 70% of that received by the selling controlling shareholder;

         o grant preferred shareholders the right to vote in certain cases, including the transformation, spin-off or merger of the company, approval of agreements with related parties or any other matters that may constitute a conflict of interest between controlling shareholders and the company;

         o make a tender offer for all outstanding shares, for a price equal to fair market value, in the event of delisting or withdrawal of the issuer from Level 2 qualification; and

         o agree to submit any corporate disputes to the Bovespa's Market Arbitration Chamber.

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

         Bovespa Market Administration Panel

         Pursuant to Law No. 9,307/66, a Market Arbitration Panel (the "Panel") has been established by the Bovespa. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to Bovespa listed companies that have undertaken to voluntarily comply with Level 2 and New Market levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution to, among others, the Bovespa, the applicable listed company and the shareholders, directors and management of the applicable listed company.

         Regulation of Brazilian Securities Markets

         The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and the Brazilian Corporate Law, each as amended, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally, the National Monetary Council, and by the Central Bank of Brazil, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Both regulatory bodies are subordinate to the National Monetary Council, the highest regulatory entity within the National Financial System. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

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

         The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with CVM serves as intermediary. Generally, no special application, other than registration with the CVM is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective financial institution intermediary.

         Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our Preferred Shares on behalf of the depositary for the ADSs, has obtained registration from the Central Bank of Brazil to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges Preferred Shares for ADSs, the holder will be entitled to continue to rely on the custodian's registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our Preferred Shares or upon distributions relating to our Preferred Shares, unless the holder obtains a new registration. See "Item
10. Additional Information--Memorandum and Articles of Associations."

         Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 10% of the common shares of a publicly traded company shall disclose its share ownership to the CVM and stock exchanges. In addition, a statement containing the required information shall be published in appropriate Brazilian newspapers. Regulations also require disclosure of any subsequent increase or decrease of five percent or more in ownership of common shares, including warrants and debentures convertible into common shares.

Item 10. Additional Information

Memorandum and Articles of Association

         The following summarizes certain material provisions of Tele Nordeste Celular's by-laws and the Brazilian Corporate Law, the main bodies of regulation governing us. Copies of Tele Nordeste Celular's by-laws have been filed as exhibits to this annual report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2004. Except as described in this section, Tele Nordeste Celular's by-laws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian Corporate Law.

Registration

         Tele Nordeste Celular's by-laws have been registered with the Public Registry of the state of Pernambuco under company number (NIRE) 26.3.0001109-3.

Corporate Purpose

         Article 2 of the Tele Nordeste Celular by-laws provides that our main corporate purpose is to exercise control over operating companies that provide mobile telephone and other services in the Region, as established by Anatel regulations. Other corporate purposes include:

         o promote, through our controlled or affiliated companies, the expansion of mobile telephone services in their respective concession or authorization areas;

         o        procure funding from internal or external sources;

         o promote and foster study and research for the development of mobile telephone services;

         o perform, through our controlled or affiliated companies, specialized technical services related to the mobile telephone industry;

         o promote and coordinate, through our controlled or affiliated companies, the education and training of the staff required by the telephone services;

         o effect or order the importation of goods and services for our controlled and affiliated companies; and

         o        hold interests in other companies.

Directors

         Following is a description of some of the provisions of our by-laws concerning members of the Board of Directors:

         o Pursuant to Art. 23, paragraph XV, the Board of Directors has the power to approve loans, financing and lease agreements, as well as to issue promissory notes, for an amount exceeding 2% of the shareholders' equity;

         o Pursuant to Art. 23, paragraph XXIII, the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders' meeting among the Directors and the Executive Officers; and

         o Pursuant to Art. 25, a member of the Board of Directors is not authorized to access information or to attend a meeting of the Board of Directors regarding subjects or proposals in respect of which such Director has a material interest.

         Pursuant to the Brazilian Corporate Law, each member of the Board of Directors must have at least one share of our capital stock in order to qualify to be a director. There are no provisions in the by-laws with respect to:

         o a director's power to vote compensation to him or herself in the absence of an independent quorum;

         o        borrowing powers exercisable by the directors;

         o        age limits for retirement of directors;

         o        required shareholding for director qualification;

         o anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or

         o        disclosure of share ownership.

Rights Relating to our Shares

     Dividend Rights

         See "Item 8.  Financial Information-Dividend Policy."

     Voting Rights

         Each Common Share entitles the holder to one vote at meetings of shareholders. Our Preferred Shares do not entitle the holder to vote except as set forth below. Holders of our Preferred Shares are each entitled to attend or to address meetings of shareholders.

         One of the members of our Fiscal Committee and his or her alternate may be elected by majority vote of the holders of our Preferred Shares represented at the annual meeting of shareholders at which members of the Fiscal Committee are elected.

         Brazilian Corporate Law provides that certain non-voting shares, such as our Preferred Shares, acquire voting rights in the event we fail for three consecutive fiscal years to pay the dividend to which such shares are entitled until such payment is made.

         Our Preferred Shares are entitled to full voting rights with respect to:

         o the approval of any long-term contract between the Holding Company, TIM Nordeste or any of the Subsidiaries, on the one hand, and any controlling shareholder or affiliates or related parties thereof, on the other hand;

         o        resolutions modifying certain provisions of our by-laws; and

         o any resolution submitted to the shareholders' meeting for our delisting or liquidation.

         Any change in the preference, benefits, conditions of redemption and amortization of our Preferred Shares, or the creation of a class of shares having priority or preference over our Preferred Shares, would require the approval of holders of a majority of our outstanding Preferred Shares at a special meeting of holders of our Preferred Shares. Such a meeting would be called by publication of a notice in two Brazilian official gazettes at least thirty days prior to the meeting but would not generally require any other form of notice. In any circumstances in which holders of our Preferred Shares are entitled to vote, each of our Preferred Shares will entitle the holder to one vote.

     Meeting of Shareholders

         According to Brazilian law, shareholders must be previously notified in order for a general or extraordinary shareholders' meeting to be held. The notification must occur at least 15 days prior to the meeting scheduled date. If the first meeting is not held for any reason on first notice, a second notification must be issued at least five days before the second meeting date.

         On the first notice, meetings may be held only if shareholders holding at least one-fourth of voting shares are represented. Extraordinary meetings for the amendment of the by-laws may be held on the first notice only if shareholders holding at least two thirds of the voting capital are represented. On a second call, the meetings are held regardless of quorum.

     Preemptive Rights

         Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

         However, a shareholders' meeting is authorized to eliminate preemptive rights with respect to the issuance of new share, debentures and warrants convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected:

         o        on a stock exchange;

         o        in a public offering;

         o through an exchange of shares in a public offering the purpose of which is to acquire control of another company; or

         o        through the use of certain tax incentives.

         In the event of a capital increase that would maintain or increase the proportion of capital represented by the Preferred Shares, holders of the ADSs, or of the Preferred Shares, would have preemptive rights to subscribe only to newly issued Preferred Shares. In the event of a capital increase that would reduce the proportion of capital represented by the Preferred Shares, holders of the ADSs or the Preferred Shares would have preemptive rights to subscribe to Preferred Shares in proportion to their shareholdings and to the Common Shares only to the extent necessary to prevent dilution of their interest in the Holding Company.

         Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the shares underlying those rights, or an exemption form the registration requirements of the Securities Act of 1933 is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

     Right of Redemption

         Subject to certain exceptions, the Common Shares and the Preferred Shares are redeemable by shareholders exercising dissenter's withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders' meeting to:

         o change the preference of our Preferred Shares or to create a class of shares having priority or preference over our Preferred Shares;

         o        reduce the mandatory distribution of dividends;

         o        change our corporate purpose;

         o        participate in group of companies;

         o transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

         o split-up, subject to the conditions set forth by Brazilian Corporate Law;

         o        change corporate form;

         o approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporate Law; or

         o        merge or consolidate ourselves with another company.

         The redemption right expires 30 days after publication of the minutes of the relevant shareholders' meeting or, whenever the resolution requires the approval of the holders of Preferred Shares in a special meeting of the holders of Preferred Shares affected by the resolution, within 30 days following the publication of the minutes of that special meeting. The shareholders would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if they determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

         The rights of withdrawal under Brazilian Corporate Law for dissenting shareholders to seek redemption of the shares in the case of a company's decision to participate in a group of companies or to merge or consolidate itself with another company are not automatically available to holders of our Preferred Shares. This results from an exception under Brazilian Corporate Law that excludes dissenters' rights in such cases for holders of shares that have a public float rate higher than 50% and are "liquid." Shares are defined as being "liquid" for these purposes if they form part of the Bovespa Index or another stock exchange index (as defined by the CVM). Our Preferred Shares are currently included on the Bovespa Index. For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies, as defined by Brazilian Corporate Law.

         Unless otherwise provided in the by-laws, which is not the case with us, a shareholder exercising rights to redeem shares is entitled to receive the book value of such shares, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders' meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders' meeting.

     Form and Transfer

         Our shares are maintained in book-entry form with a transfer agent, Banco ABN AMRO Real S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent. The Preferred Shares underlying our ADS are registered on the transfer agent's records in the name of the Brazilian depositary.

         Transfers of shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank of Brazil under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, though its local agent, of the certificate of registration to reflect the new ownership.

         The Sao Paulo stock exchange reports transactions in its market to CBLC, a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

Material Contracts

         The following is a summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business:

         o Until December 2002, each of the Subsidiaries operated under a concession that authorized it to provide specified services and set forth certain obligations. In December 2002, the Subsidiaries converted their respective concessions to operate under SMC regulations into authorizations to operate under PCS regulations. In addition, in July 2003 our Subsidiaries received STFC authorizations to provide national and international long distance telecommunications services. See also "Item 4. Regulation of the Brazilian Telecommunications Industry--Authorizations and Concessions."

         o Indenture for the First Public Issuance of Subordinated Single-Series Simple Debentures of Telpe Celular, dated as of October 2, 2000, in the principal amount of R$200.0 million. The debentures are nonconvertible and bear interest at a variable rate equal to 103.0% of CDI, which equalled an average of 19.1% per annum for the year ended December 31, 2002. The debentures matured on October 2, 2003 and the R$200.0 million principal amount plus R$24.1 million in outstanding interest was fully repaid on such date.

         o The Holding Company entered into a Management Assistance Agreement with TIM, dated October 1, 2000, under which TIM undertook to provide management and consulting services to us in consideration for a payment equal to 1% of the Holding Company's consolidated net operating revenues. This Management Assistance Agreement entered into effect on October 1, 2000 and remained in effect until September 30, 2003.

         o The Holding Company also entered into a Management Agreement with the Subsidiaries, dated May 2, 2001, under which the Holding Company undertook to provide management and consulting services to the Subsidiaries in exchange for a payment equal to the sum of 1% of the net operating revenues of each of the Subsidiaries. This Management Agreement entered into effect on October 1, 2000 and remained in effect until September 30, 2003.

         o In the United States, the Preferred Shares traded, until June 24, 2002, in the form of ADSs, each representing 20,000 Preferred Shares, issued by The Bank of New York, as depositary ("BONY"), pursuant to a Deposit Agreement, dated July 27, 1998, among the Holding Company, BONY and the registered holders and beneficial owners from time to time of ADRs. Pursuant to an Amendment to the Deposit Agreement, dated June 24, 2002, among the Holding Company, BONY, JPMorgan, as depositary, and the holders from time to time of ADRs, JPMorgan replaced BONY as the depositary for the Holding Company's ADS program. Since June 24, 2002, the Preferred Shares have traded in the United States in the form of ADSs, each representing 20,000 Preferred Shares, issued by JPMorgan. The rights of holders of ADRs are not materially affected by this change in depositaries, except that holders' now have contractual rights against JPMorgan, instead of BONY, as depositary.

Exchange Controls

         There are no restrictions on ownership of our Preferred Shares or Common Shares by individuals or legal entities domiciled outside Brazil.

         The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A., as custodian for our Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of our Preferred Shares underlying the ADSs.

         Under Annex IV to Resolution No. 1,289 of Brazil's National Monetary Council, as amended, qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Investors under the Annex IV regulations are also entitled to favorable tax treatment. See "--Taxation--Brazilian Tax Considerations."

         The Annex IV regulations were superseded as of March 31, 2000 by the rules of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, which sets forth new regulations for investments in capital markets. Foreign investments registered under the Annex IV regulations were required to conform to the new rules by June 30, 2000. These new rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial capital markets, provided that some conditions are fulfilled. In accordance with Resolution No. 2,689/00, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

         Pursuant to these new rules, foreign investors must:

         o appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

         o        fill in the appropriate foreign investment registration form;

         o        obtain registration as a foreign investor with the CVM; and

         o register the foreign investment with the Central Bank of Brazil.

         The securities and other financial assets held by the foreign investor pursuant to Resolution 2,689/00 must be:

         o registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or by the CVM or

         o registered in registration, clearing and custody systems authorized by the Central Bank of Brazil or by the CVM.

         In addition, securities trading is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

         On January 26, 2000, the Central Bank of Brazil enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under the Resolution No. 2,689/00 are subject to the electronic registration with the Central Bank of Brazil. Foreign investments registered under the Annex IV regulations were required to conform to the new registration rules by June 30, 2000.

         Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under the Annex V regulations by the Central Bank of Brazil and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "--Taxation--Brazilian Tax Considerations." According to Resolution No. 2,689/00, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank of Brazil and the CVM are complied with.

         An electronic registration has been generated in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration is carried on through the Central Bank of Brazil's information system. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to our Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank of Brazil. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV or the Resolution 2,689/00 regulations, or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "--Taxation--Brazilian Tax Considerations." In addition, if the holder is a qualified investor under the Annex IV regulations but resides in a jurisdiction that does not impose income tax or where the income tax is imposed at a maximum rate of 20%, this holder will be subject to a less favorable tax treatment than a holder of ADSs.

         Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil's balance of payments increased during 1999, and there can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

Taxation

         The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

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

      Brazilian Tax Considerations

         The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

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

         Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 20% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not subject to income tax in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a "tax haven" (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are subject to tax at a rate of 15%. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 20%, unless the investor is entitled to tax exempt treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

         Non-Brazilian holders of Preferred Shares registered under Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment since the investor has

         o appointed a representative in Brazil with power to take action relating to the investment in Preferred Shares,

         o        registered as a foreign investor with the CVM and

         o registered its investment in Preferred Shares with the Central Bank of Brazil.

Under Resolution 2,689, securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment afforded under Resolution 2,689 and afforded to investors in ADSs is not available to investors resident or domiciled in tax havens.

         There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under Resolution 2,689 will be maintained.

         Gain on the disposition of Preferred Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank of Brazil is calculated on the basis of the foreign currency amount registered with the Central Bank of Brazil. See "--Exchange Controls."

         There is a possibility that gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

         Any exercise of preemptive rights relating to Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to Preferred Shares will be subject to the same tax treatment applicable to a sale or disposition of our Preferred Shares. The deposit of Preferred Shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank of Brazil as a foreign investment in our Preferred Shares is lower than

         o the average price per Preferred Share on the Bovespa on the day of the deposit; or

         o if no Preferred Shares were sold on that day, the average price on the Bovespa during the fifteen preceding trading sessions.

In the latter case, the difference between the amount previously registered and the average price of the Preferred Shares, calculated as set forth above, will be considered a capital gain subject to income tax at a rate of 15% (unless the Preferred Shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free).

         The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian income tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described above in "--Exchange Controls." If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Preferred Shares.

         Distributions of Interest on Capital

         A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation's capital as an alternative form of making dividend distributions. See "Item 8. Financial Information--Dividend Policy." The rate of interest may not be higher than the TJLP, as determined by the Central Bank of Brazil from time to time, which for 2003 was set at 11.0%. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of

         o 50% of net income for the year in respect of which the payment is made, after the deduction of social contribution or net profits and before

                  o making any deduction for corporate income taxes paid and

                  o        taking such distribution into account or

         o 50% of retained earnings for the year prior to the year in respect of which the payment is made.

Payments of interest on capital are decided by the shareholders on the basis of recommendations by the Holding Company's Board of Directors.

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

         Amounts paid as interest on capital (net of applicable income tax withholding) may be treated as payments in respect of the dividends that the Holding Company is obligated to distribute to its shareholders in accordance with its by-laws and Brazilian Corporate Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

         Other Brazilian Taxes

         There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

         A financial transaction tax (the "IOF") may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or the conversion of foreign currency into Brazilian currency. The IOF tax rate for most of these transactions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

         The IOF may also be levied on transactions involving bonds or securities ("IOF/Titulos") even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Titulos with respect to Preferred Shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day.

         In addition to such taxes, the temporary contribution on financial transactions, or the CPMF tax, is currently levied at a rate of 0.38% on all funds transfers in connection with financial transactions in Brazil. The CPMF will be in effect until December 31, 2004. The current rate of 0.38% will be maintained until December 31, 2003, changing to 0.08% for the subsequent period. Since July 12, 2002, stock exchange transactions have been exempted from the CPMF tax.

     U.S. Federal Income Tax Considerations

         The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

         Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

         In this discussion, references to ADSs also refer to Preferred Shares, and references to a "U.S. holder" are to a holder of an ADS that is

         o        a citizen or resident of the United States of America,

         o a corporation organized under the laws of the United States of America or any state thereof or

         o otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

         For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the "Code") holders of ADSs will be treated as owners of the Preferred Shares represented by such ADSs.

         Taxation of Distributions

         The Preferred Shares will be treated as equity for U.S. federal income tax purposes. A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian, or by the U.S. holder in the case of a holder of Preferred Shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of Preferred Shares. If the Custodian, or U.S. holder in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

         Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder's expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

         Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

         Holders of ADSs that are foreign corporations or nonresident alien individuals ("non-U.S. holders") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

         Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Holding Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Holding Company's audited financial statements and relevant market and shareholder data, the Holding Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Holding Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Holding Company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year.

         Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Holding Company will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

         Taxation of Capital Gains

         Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

         A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

         Backup Withholding and Information Reporting

         Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Preferred Shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

         A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Documents on Display

         Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. Anyone may read and copy this report, including the exhibits hereto, at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330.

         We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the Commission. These periodic reports and other information will be available for inspection and copying at the regional offices, public reference facilities of the Commission referred to above. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act prescribing the furnishing and content of proxy statements and periodic reports and from Section 16 of the Exchange Act relating to short-swing profits reporting and liability.

         We will furnish to JPMorgan Chase, as Depositary, copies of all reports we are required to file with the Commission under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual Consolidated Financial Statements, which will be prepared in accordance with the Brazilian Corporate Law accounting method and include a reconciliation to U.S. GAAP. In addition, we are required under the Deposit Agreement to furnish the Depositary with copies of English translations to the extent required under the rules of the Commission of all notices of Tele Nordeste Celular Preferred Shareholders' meetings and other reports and communications that are generally made available to holders of Preferred Shares. Under certain circumstances, the Depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

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

Exchange Rate Risk

         At December 31, 2003, we had principal outstanding in the amount of R$96.3 million on indebtedness denominated in U.S. dollars consisting of working capital loans, all of which was covered by hedging arrangements. See Notes 14(b), 14(c) and 25 to the Consolidated Financial Statements.

         Since we have hedged our exchange rate risk with respect to our borrowings denominated in foreign currency, we have limited our exchange rate exposure with respect to such borrowings. Our foreign-exchange hedging agreements establish a fixed rate at which we agree to purchase U.S. dollars at a future date to pay our U.S. dollar-denominated principal payment obligations, which protect us from devaluations of the real but expose us to potential losses in the event the U.S. dollar declines in value against the real. However, any such decline in the value of the dollar would reduce our costs in reais terms of planned capital expenditures, discussed below.

         We also remain exposed to market risk from changes in exchange rates and their effect upon planned capital expenditures, a substantial portion of which are denominated in U.S. dollars. With respect to planned capital expenditures for 2004, the potential loss to us that would have resulted from a hypothetical, instantaneous and unfavorable 25% change in the real-U.S. dollar exchange rate as of December 31, 2003 would have been approximately R$34.7 million (assuming that we would have made capital expenditures as originally planned, despite such unfavorable change in rates). If we were to experience such a change, our cost of financing would increase in proportion to the change.

Interest Rate Risk

         At December 31, 2003, R$96.3 million, or 100%, of our interest-bearing liabilities bore interest at floating rates. Our floating-rate interest obligations are primarily at CDI. We also have entered into hedging arrangements under which we have undertaken fixed-rate obligations in place of some of our floating rate obligations in order to reduce our exposure to interest rate risk. Our cash and cash equivalents (R$338.1 million at December 31, 2003) are held in bank accounts, which also bear interest at CDI.

         Over a one year period, the potential loss to us, before accounting for tax expenses and minority interests, that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2003 would have been R$31.7 million (assuming that such unfavorable 100 basis point movement in interest rates uniformly applied to each "homogenous category" of our financial assets and liabilities and that such movement in interest rates were sustained over a period of one year). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories. See Note 25 to our Consolidated Financial Statements.

Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

Item 15.   CONTROLS AND PROCEDURES

         As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

         Furthermore, there were no significant changes in our internal controls over financial reporting during 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Requirements and Exceptions

         Under Section 301 of Sarbanes-Oxley, which we call "Section 301", listed companies are in general obligated to establish "audit committees" comprised of independent members of the Board of Directors to, among other things, provide independent oversight of their outside auditors and receive complaints regarding matters relating to accounting, internal controls and auditing. Under Rule 10A-3 promulgated by the Commission under Section 301, which we call "Rule 10A-3", foreign private issuers are eligible for an exception from the rules relating to the establishment of audit committees if applicable local law provides for "alternative structures" that are independent of management for overseeing and supervising the work of outside auditors and satisfy certain other requirements. We have elected to avail ourselves of this exception and to structure our Fiscal Committee so as to permit it to qualify under rule 10A-3 as an "alternative structure" to the audit committee contemplated by Section 301.

         Although under the terms of Section 301 and Rule 10A-3 we are not required to have an Audit Committee or alternative structure in place until July 2005, we have taken steps to satisfy this requirement ahead of schedule and, at our April 22, 2004 general shareholders' meeting, elected five members of the Fiscal Committee, none of which has any relationship with the Company or any of its affiliates, whether as director, officer or employee or shareholder with the ability to affect the management or decisions of the Company. See "Item 6. Directors, Senior Management and Employees--Fiscal Committee." Additionally, in order for our Fiscal Committee to satisfy the requirements of Rule 10A-3, we adopted, at the same general shareholders' meeting, a committee charter to clarify that the Fiscal Committee has certain powers and duties, and the Fiscal Committee began functioning as our alternative structure to the audit committee immediately thereafter. The Fiscal Committee of Tim Nordeste, which is a listed company in Brazil, is also comprised entirely of members who are independent from the Company and its affiliates.

         We do not expect that the Company's reliance on the exception to the audit committee requirement provided for under Rule 10A-3 will materially adversely affect the ability of the Fiscal Committee to act independently of management and to satisfy the other requirements of Rule 10A-3 or Section 301. The Company understands that it is presently contemplated that the Fiscal Committee will in the future continue to be independent. However, since in the future the Fiscal Committee will continue to be elected and its budget will continue to be set by the general shareholders' meeting, we can make no assurances regarding the independence from our controlling shareholder of the future members of the Fiscal Committee.

Audit Committee Financial Expert

         Although we have determined that at least one of the newly elected members of the Fiscal Committee fulfills the requirements to be considered our "audit committee financial expert" as such term is defined for purposes of this
Item 16A, we have not yet formally designated any member of the Fiscal Committee to fill this role. The Company expects to make this designation within the coming weeks.

Item 16B.  CODE OF ETHICS

         We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our other directors, officers, controlling shareholders and members of the Fiscal Committee in accordance with CVM rules satisfying the requirements of Brazilian Law. Our code of ethics is filed as an exhibit to this annual report and available on our website at www.timnordeste.com.br. The Code of Conduct Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of "Item 4. Information on the Company--Basic Information." During 2003 we adopted no amendments to and granted no waivers from our Code of Conduct and Transparency.

         Our Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act. However, Brazilian Law no. 6.404 Article 156 specifies that an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

         Fees for professional services provided by our independent auditors in each of the last two fiscal years, in each of the following categories are:

                                         Year ended December 31,
                                    -----------------------------------
                                           2002              2003
                                    ---------------- -----------------
Audit fees........................       R$ 310,000      R$  440,000
Audit-Related fees................           47,000           64,000
Tax fees..........................           50,000        2,413,000
Other fees........................               --               --
                                    ---------------- -----------------
       Total fees.................       R$ 407,000      R$2,917,000
                                    ---------------- -----------------

         Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. in connection with the audit of our annual financial statements, limited reviews of our quarterly financial information for statutory purposes, and the audit of the financial statements prepared based on US GAAP.

         Audit-related fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. for a consolidated reporting package related to the company's parent company.

         Tax fees in the above table are fees billed by Ernst & Young Auditores Independentes S.S. primarily for advice given in relation to income tax credits available from ADENE and also for tax compliance reviews. See "Item 5. Operating and Financial Review and Prospects-Overview" and "Item 5. Operating and Financial Review and Prospects-Results of Operations for the Years Ended December 31, 2001, 2002 and 2003-Operating Expenses-Income and social contribution taxes."

Audit Committee Pre-Approval Policies and Procedures

         The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Fiscal Committee. Accordingly the Fiscal Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the "Pre-Approval Policy"). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Fiscal Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Fiscal Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Fiscal Committee's responsibilities under the Securities Exchange Act of 1934 are not delegated to management.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR ADULT COMMITTEES

         See "Item 16A. Audit Committee Financial Expert."

                                    PART III

Item 17.   FINANCIAL STATEMENTS

         The Holding Company has responded to Item 18 in lieu of responding to this Item.

Item 18.   FINANCIAL STATEMENTS

         Reference is made to pages F-1 through F-54. The following financial statements are filed as part of this Form 20-F:

Reports of Independent Accountants for the years ended December 31, 2000, 2001, and 2002................    F-3
Consolidated Balance Sheet as of December 31, 2001 and 2002.............................................    F-4
Consolidated Statement of Income for the years ended on December 31, 2000, 2001, and 2002...............    F-5
Consolidated Statement of Changes in Shareholders' Equity for the years ended on December 31, 2000,
   2001, and 2002.......................................................................................    F-6
Consolidated Statements of Changes in Financial Position for the years ended on December 31, 2000, 2001,
   and 2002.............................................................................................    F-7
Notes to our Consolidated Financial Statements..........................................................    F-8 through F-54

Item 19.  EXHIBITS

           No.                               Description
           ---                               -----------
           1.1 By-laws of the Holding Company as of April 28, 2004, English translation.

           2.1 Deposit Agreement, dated as of June 24, 2002, among the Holding Company, JPMorgan, as Depositary, and Holders of American Depositary Receipts issued thereunder, filed as
                   Exhibit 2.1 to the Holding Company's Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

           2.2 Subordinated Debentures Agreement, dated as of November 9, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Titulos e Valores Mobiliarios Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (Portuguese), filed as
                   Exhibit 2.2 to the Holding Company's Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

           2.3 Subordinated Debentures Agreement, dated as of November 9, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Titulos e Valores Mobiliarios Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (English translation), filed as Exhibit 2.3 to the Holding Company's Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

           2.4 Amendment to Subordinated Debentures Agreement, dated as of December 1, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Titulos e Valores Mobiliarios Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (Portuguese), filed as Exhibit 2.4 to the Holding Company's Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

           2.5 Amendment to Subordinated Debentures Agreement, dated as of December 1, 2000, among Telpe Celular, as Issuer, Aporte Distribuidora de Titulos e Valores Mobiliarios Ltda., as Fiduciary Agent, and the Holding Company, as Guarantor (English translation), filed as Exhibit 2.5 to the Holding Company's Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File #001-14495), incorporated by reference.

           4.01 Management Assistance Agreement, dated as of October 1, 2000, between the Holding Company and TIM, filed as Exhibit 4.1 to the Holding Company's Annual Report on Form 20-F filed with the Commission on July 2, 2001 (File #001-14495), incorporated by reference.

           4.02 Management Agreement (Contrato de Gestao), dated as of May 2, 2001, by and among the Holding Company and the Subsidiaries (Portuguese), filed as Exhibit 4.2 to the Holding Company's Annual Report on Form 20-F filed with the Commission on July 2, 2001 (File #001-14495), incorporated by reference.

           4.03 Management Agreement (Contrato de Gestao), dated as of May 2, 2001, by and among the Holding Company and the Subsidiaries (English translation), filed as Exhibit 4.3 to the Holding Company's Annual Report on Form 20-F filed with the Commission on June 16, 2003 (File #001-14495), incorporated by reference.

           4.04 Standard Concession Agreement for Mobile Cellular Service, in Portuguese and with a translation into English, filed as Exhibits 10.1 and 10.2 to the Holding Company's Registration Statement on Form 20-F filed with the Commission on September 18, 1998 (File #001-14495), incorporated by reference.

           4.05 Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation), filed as Exhibit 4.6 to the Holding Company's Annual Report on Form 20-F filed with the Commission on June 16, 2003 (File #001-14495), incorporated by reference.

           4.06 Authorization Agreement for Mobile Cellular Service for Teleceara Celular (English Translation), filed as Exhibit 4.8 to the Holding Company's Annual Report on Form 20-F filed with the Commission on June 16, 2003 (File #001-14495), incorporated by reference.

           4.07 Authorization Agreement for Mobile Cellular Service for Telasa Celular (English Translation), filed as Exhibit 4.10 to the Holding Company's Annual Report on Form 20-F filed with the Commission on June 16, 2003 (File #001-14495), incorporated by reference.

           4.08 Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation), filed as Exhibit 4.12 to the Holding Company's Annual Report on Form 20-F filed with the Commission on June 16, 2003 (File #001-14495), incorporated by reference.

           4.09 Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation), filed as Exhibit 4.14 to the Holding Company's Annual Report on Form 20-F filed with the Commission on June 16, 2003 (File #001-14495), incorporated by reference.

           4.10 Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation), filed as Exhibit 4.16 to the Holding Company's Annual Report on Form 20-F filed with the Commission on June 16, 2003 (File #001-14495), incorporated by reference.

           4.11 Authorization Agreement for national long distance services for Telpe Celular (English Translation).

           4.12 Authorization Agreement for national long distance services for Teleceara Celular (English Translation).

           4.13 Authorization Agreement for national long distance services for Telasa Celular (English Translation).

           4.14 Authorization Agreement for national long distance services for Telpa Celular (English Translation).

           4.15 Authorization Agreement for national long distance services for Telern Celular (English Translation).

           4.16 Authorization Agreement for national long distance services for Telepisa Celular (English Translation).

           4.17 Authorization Agreement for international long distance services for Telpe Celular (English Translation).

           4.18 Authorization Agreement for international long distance services for Teleceara Celular (English Translation).

           4.19 Authorization Agreement for international long distance services for Telasa Celular (English Translation).

           4.20 Authorization Agreement for international long distance services for Telpa Celular (English Translation).

           4.21 Authorization Agreement for international long distance services for Telern Celular (English Translation).

           4.22 Authorization Agreement for international long distance services for Telepisa Celular (English Translation).

           4.23 Equipment Supply and Service Agreement relating to the implementation of a GSM network dated as of October 2, 2003, by and among Nokia do Brasil Ltda., the Subsidiaries and TIM Celular S.A. (English translation). Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and "*" has been substituted for the omitted text.

           4.24 Equipment Supply and Service Agreement relating to the implementation of a GSM network dated as of October 2, 2003, by and among Ericsson Telecomunicacoes S.A., Ericsson Servicos de Telecomunicacoes Ltda., the Subsidiaries, TIM Sul S.A., Maxitel S.A. and TIM Celular S.A. (English translation). Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and "*" has been substituted for the omitted text.

            8.1    List of Subsidiaries.

           10.1 Certification of Chief Executive Officer and Financial Executive Officer of Tele Celular Sul, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

           10.2 Certification of President and Financial Executive Officer of the Holding Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                             INDEX OF DEFINED TERMS


                                                                   Page
                                                                   ----

ADRs...............................................................ii
ADSs...............................................................ii
American Depositary Shares.........................................ii
Anatel.............................................................14
Anatel Decree......................................................36
Authorized Sister Companies........................................8
Band A.............................................................32
Band A Regions.....................................................32
Band B.............................................................32
Bitel..............................................................1
Blah!..............................................................17
BONY...............................................................78
Bovespa............................................................68
Brazilian Corporate Law accounting method..........................1
Brazilian GAAP.....................................................1
Breakup............................................................14
CADE...............................................................61
CBLC...............................................................70
CDI................................................................44
Cellular Region....................................................14
Center.............................................................34
Central Bank.......................................................5
Code...............................................................83
COFINS.............................................................35
Commercial Market..................................................5
Commission.........................................................1
Common Shares......................................................ii
Company............................................................ii
Consolidated Financial Statements..................................1
CRC................................................................30
CSL................................................................35
CSP Program........................................................7
CVM................................................................ii
Depositary.........................................................69
Differentiated Levels of Corporate Governance......................71
dollars............................................................ii
Embratel...........................................................14
Federal Government.................................................ii
FIC................................................................84
FISTEL.............................................................36
FISTEL Tax.........................................................36
Fittel.............................................................60
Fixed-Line Region..................................................14
Floating Market....................................................5
FPHC...............................................................84
FUNTTEL............................................................35
FUNTTEL Tax........................................................35
FUST...............................................................35
FUST Tax...........................................................35
GDP................................................................20
General Dividend...................................................65
General Telecommunications Law.....................................14
Goodwill...........................................................1
GSM................................................................8
Holding Company....................................................ii
Home Registration Areas............................................21
ICMS...............................................................34
IGBE...............................................................20
IGP-DI.............................................................39
IGP-M..............................................................12
IOF................................................................82
IOF / Titulos......................................................82
ISS................................................................34
JPMorgan...........................................................69
LC 116.............................................................34
Merger of the Subsidiaries.........................................ii; 15; 16
Minimum Law........................................................32
New Holding Companies..............................................14
New Market.........................................................71
non-Brazilian holder ..............................................71
non-U.S. holder....................................................84
NYSE...............................................................ii
Oi.................................................................31
Olivetti...........................................................17
Panel..............................................................72
PBS-TNC Plan.......................................................56
PCS................................................................7
PFIC...............................................................84
PIS................................................................35
Predecessor Companies..............................................ii; 14
Preferred Shares...................................................ii
Protocol...........................................................37
R$.................................................................ii
reais..............................................................ii
real...............................................................ii
Region.............................................................ii; 14
Rio de Janeiro Stock Exchange......................................68
Roaming Management Committee.......................................31
SEMA...............................................................29
Shareholders Agreement.............................................61
Sinttel............................................................60
Sistel.............................................................60
SMC................................................................7
STFC...............................................................7
Stock Option Plan..................................................59
Subsidiaries.......................................................ii
tax haven..........................................................80
TDMA...............................................................8
Telasa Celular.....................................................ii
Tele Nordeste Celular PBS Plan.....................................61
Telebras...........................................................ii
Telebras Pension Plan..............................................56
Telebras System....................................................14
Teleceara Celular..................................................ii
Telecom Italia.....................................................17
Telecommunications Regulations.....................................14
Telemar............................................................15
Telepisa Celular...................................................ii
Telern Celular.....................................................ii
Telpa Celular......................................................ii
Telpe Celular......................................................ii
TIM................................................................8
TIM Brasil.........................................................1
TIM Group..........................................................17
TIM Nordeste ......................................................ii; 15; 16
TIM Sul............................................................17
timnet.com.........................................................17
TIMPREV............................................................61
TIMPREV-NORDESTE Pension Plan......................................57
U.S. dollars.......................................................ii
U.S. GAAP..........................................................1
U.S. holder........................................................83
UGB................................................................15
US$................................................................ii
WLL................................................................33

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

         Band A Service Provider: A former Telebras operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

         Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

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

         Cloning fraud: Duplication of the cellular signal of a cellular phone client, enabling the perpetrator of such duplication to make telephone calls using the client's signal.

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

         Interconnection charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge."

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

         Value-added Services: Value-added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

         Wireless Application Protocol: A specification for a set of telecommunications protocols to standardize the way that wireless devices, such as cellular telephones and radio transceivers, can be used to access the Internet.

         WLL (Wireless Local Loop): A technology that permits access to fixed-line operators' switching centers through radio base stations, operating in a frequency similar to those of cellular service providers.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  TELE NORDESTE CELULAR PARTICIPACOES S.A.


                                  By: /s/ MARIO CESAR PEREIRA DE ARAUJO
                                      --------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President


                                  By: /s/ WALMIR URBANO KESSELI
                                      --------------------------------------
                                      Name: Walmir Urbano Kesseli
                                      Title: Chief Financial Officer


Date:  May 19, 2004

                      CONSOLIDATED FINANCIAL STATEMENTS

                      TELE NORDESTE CELULAR
                      PARTICIPACOES S.A.

                      Years ended December 31, 2001, 2002 and 2003

                      with Report of Independent Auditors

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                       CONSOLIDATED FINANCIAL STATEMENTS





                                    CONTENTS

Report of Independent Auditors .................................................................................F-3

Consolidated Balance Sheets as of December 31, 2002 and 2003....................................................F-4

Consolidated Statements of Income for the Years Ended December 31, 2001, 2002 and 2003..........................F-5

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31,
2001, 2002 and 2003.............................................................................................F-6

Consolidated Statements of Changes in Financial Position for the Years Ended December 31,
2001, 2002 and 2003 ............................................................................................F-7

Notes to Consolidated Financial Statements.........................................................F-8 through F-54

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Tele Nordeste Celular Participacoes S.A.


We have audited the accompanying consolidated balance sheets of Tele Nordeste Celular Participacoes S.A. ("the Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Nordeste Celular Participacoes S.A. at December 31, 2003 and 2002, and the consolidated results of its operations and changes in its financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see
Note 26 to the consolidated financial statements).


Recife, Brazil
January 12, 2004

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Paulo Sergio Dortas
------------------------
Paulo Sergio Dortas
Partner

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2003
                (Expressed in thousands of Brazilian reais -R$)

                                                     Note    2002        2003
                                                           ---------   ---------
Assets
Current assets
   Cash and cash equivalents                           4     414,413     338,111
   Trade accounts receivable, net                      5     168,494     208,614
   Deferred and recoverable taxes                      6      81,538     159,985
   Other                                               7      12,122      17,445
                                                           ---------   ---------
   Total current assets                                      676,567     724,155
                                                           ---------   ---------
Noncurrent assets
   Deferred and recoverable taxes                      6     129,108     108,486
   Other                                               7       4,589       3,391
                                                           ---------   ---------
   Total noncurrent assets                                   133,697     111,877
                                                           ---------   ---------

   Equity investee                                     8      10,179        --
   Property, plant and equipment, net                  9     580,910     689,243
                                                           ---------   ---------
   Total permanent assets                                    591,089     689,243
                                                           ---------   ---------
Total assets                                               1,401,353   1,525,275
                                                           =========   =========
Liabilities and shareholders' equity
Current liabilities
   Payroll and related accruals                       10       8,117       6,775
   Accounts payable and accrued expenses              11      93,441     248,619
   Taxes other than income taxes                      12      41,949      48,868
   Proposed dividends                                 13      47,217      56,283
   Current portion of long-term debt                  14     256,223      40,899
                                                           ---------   ---------
   Total current liabilities                                 446,947     401,444
                                                           ---------   ---------
Long-term liabilities
   Long-term debt                                     14      77,466      39,800
   Provisions for contingencies                       15      16,058       9,615
                                                           ---------   ---------
   Total long-term liabilities                                93,524      49,415
                                                           ---------   ---------

                                                           ---------   ---------
Minority interests                                           150,737     197,374
                                                           ---------   ---------
Shareholders' equity
   Share capital                                      17     288,443     313,709
   Capital reserve                                    17     169,532     144,352
   Income reserves                                    17     122,196     141,131
   Retained earnings                                         129,974     277,850
                                                           ---------   ---------
   Total shareholders' equity                                710,145     877,042
                                                           ---------   ---------
Total liabilities and shareholders' equity                 1,401,353   1,525,275
                                                           =========   =========

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
  (Expressed in thousands of Brazilian reais - R$, except earnings per share)


                                                                             Note       2001            2002            2003
                                                                                     -----------     -----------     -----------
Net operating revenues                                                        18         826,250         921,522         999,453

Cost of services and cellular handsets sold                                   19        (362,289)       (389,383)       (481,579)
                                                                                     -----------     -----------     -----------

Gross profit                                                                             463,961         532,139         517,874

Operating expenses:
  Selling expenses                                                                      (191,650)       (188,626)       (208,887)
  General and administrative                                                             (95,986)        (95,298)        (95,679)
  Other operating expenses, net                                               20         (24,848)        (33,120)        (17,427)
                                                                                     -----------     -----------     -----------

Operating income before interest                                                         151,477         215,095         195,881

  Financial income (expenses) net                                             21         (42,158)         (6,452)         62,350
                                                                                     -----------     -----------     -----------
Operating income                                                                         109,319         208,643         258,231

Nonoperating income (expenses), net                                                       (2,155)         (3,120)         13,819
                                                                                     -----------     -----------     -----------
Income before income taxes                                                               107,164         205,523         272,050

Income and social contribution tax expense                                    22         (20,123)        (48,402)        (18,870)
                                                                                     -----------     -----------     -----------
Income before minority interests                                                          87,041         157,121         253,180

Minority interests                                                                       (21,511)        (38,547)        (45,635)
                                                                                     -----------     -----------     -----------

Net income                                                                                65,530         118,574         207,545
                                                                                     ===========     ===========     ===========

Shares outstanding at the balance sheet date (thousands)                             337,768,636     345,739,620     359,268,490
                                                                                     ===========     ===========     ===========

Earnings per lot of twenty thousand shares outstanding at the
balance sheet date (in Brazilian Reais - R$)                                 3(s)           3.88            6.86           11.55
                                                                                     ===========     ===========     ===========

See notes to consolidated financial statements.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                 (Expressed in thousands of Brazilian reais -R$)

                                                                   Capital
                                                                   Reserves                     Income reserves
                                                                   --------    ----------------------------------------------------
                                                                                                    Unrealized Realizable
                                                         Share       Share       Legal   Statutory    Income     profit   Dividends
                                                        capital     Premium     reserve   reserve     Reserve    reserve   payable
                                                       --------    --------    --------  ---------  ---------- ---------- ---------
Balances at December 31, 2000                           108,843     204,068      13,255     87,154     69,996       --         --
Capitalization of reserves and retained earnings         77,211     (10,985)       --         --         --         --         --
Net income                                                 --          --          --         --         --         --         --
Transfer to and from reserves (Note 17)                    --          --         3,277       --      (69,996)      --       14,825
Dividends                                                  --          --          --         --         --         --         --
                                                       --------    --------    --------   --------   --------   --------   --------
Balances at December 31, 2001                           186,054     193,083      16,532     87,154       --         --       14,825
Capitalization of reserves and retained earnings        102,389     (23,551)       --         --         --         --         --
Realization of a portion of the reserve for
dividends payable                                          --          --          --         --         --         --       (2,244)
Net income                                                 --          --          --         --         --         --         --
Transfer to and from reserves (Note 17)                    --          --         5,929       --         --         --         --
Dividends                                                  --          --          --         --         --         --         --
                                                       --------    --------    --------   --------   --------   --------   --------
Balances at December 31, 2002                           288,443     169,532      22,461     87,154       --         --       12,581
Capitalization of reserves and retained earnings         25,180     (25,180)       --         --         --         --         --
Options exercised                                            86        --          --         --         --         --         --
Realization of a portion of the reserve for
dividends payable                                          --          --          --         --         --         --      (10,280)
Net income                                                 --          --          --         --         --         --         --
Transfer to and from reserves (Note 17)                    --          --        10,377       --         --         --         --
Dividends                                                  --          --          --         --         --         --         --
Establishment of realizable profit reserve (Note 17)       --          --          --         --         --       18,838       --
                                                       --------    --------    --------   --------   --------   --------   --------
Balances at December 31, 2003                           313,709     144,352      32,838     87,154       --       18,838      2,301
                                                       ========    ========    ========   ========   ========   ========   ========


                                                       Retained
                                                       earnings      Total
                                                       --------    --------
Balances at December 31, 2000                            92,568     575,884
Capitalization of reserves and retained earnings        (66,226)       --
Net income                                               65,530      65,530
Transfer to and from reserves (Note 17)                  51,894        --
Dividends                                               (19,438)    (19,438)
                                                       --------    --------
Balances at December 31, 2001                           124,328     621,976
Capitalization of reserves and retained earnings        (78,838)       --
Realization of a portion of the reserve for
dividends payable                                          --        (2,244)
Net income                                              118,574     118,574
Transfer to and from reserves (Note 17)                  (5,929)       --
Dividends                                               (28,161)    (28,161)
                                                       --------    --------
Balances at December 31, 2002                           129,974     710,145
Capitalization of reserves and retained earnings           --          --
Options exercised                                          --            86
Realization of a portion of the reserve for
dividends payable                                          --       (10,280)
Net income                                              207,545     207,545
Transfer to and from reserves (Note 17)                 (10,377)       --
Dividends                                               (30,454)    (30,454)
Establishment of realizable profit reserve (Note 17)    (18,838)       --
                                                       --------    --------
Balances at December 31, 2003                           277,850     877,042
                                                       ========    ========

See notes to consolidated financial statements.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                 (Expressed in thousands of Brazilian Reais -R$)

                                                                   2001       2002        2003
                                                                 --------   --------    --------
Sources of working capital
    From operations
       Net income for the year                                     65,530    118,574     207,545

       Items not affecting working capital
           Depreciation                                           155,367    179,472     184,574
           Residual value of property, plant and equipment
             disposals                                              7,441      2,231       3,259
           Equity in net income of affiliated companies             1,888      4,288       3,250
           Gain on investment disposal                               --         --       (12,570)
           Price-level restatement increments to long term
             liabilities                                           38,716      6,763       3,531
           Minority interests                                      21,511     38,547      45,635
           Provision for contingencies                              1,800     13,355      (6,444)
           Other                                                     --         (755)       --
                                                                 --------   --------    --------
                                                                  292,253    362,475     428,780
    From shareholders
           Capital increase                                          --         --            86

    From third parties
           Investment disposal                                       --         --        19,500
           Transfer from noncurrent assets to current assets       26,618     30,494      77,279
           Other liabilities                                         --         --         1,001
                                                                 --------   --------    --------

                                                                   26,618     30,494      97,780
                                                                 --------   --------    --------
    Total sources                                                 318,871    392,969     526,646
                                                                 --------   --------    --------

Applications of working capital
           Noncurrent assets                                       13,915      6,994      55,460
           Investments                                             11,100       --          --
           Property, plant and equipment                          131,977     74,866     296,165
           Dividends                                               11,438     28,161      30,454
           Interest on own capital                                  8,000       --          --
           Transfer from long term liabilities to current
             liabilities                                           79,637    238,578      41,196
           Minority interests                                       3,974      8,812        --
           Realization of a portion of the special reserve for
             dividend Payable                                        --        2,244      10,280
           Net effect on assets and liabilities for dilution
             of shareholdings in subsidiaries                       2,762       --          --
                                                                 --------   --------    --------

           Total applications                                     262,803    359,655     433,555
                                                                 --------   --------    --------

    Increase in net working capital                                56,068     33,314      93,091

    Changes in working capital
               Beginning of year                                  140,238    196,306     229,620
               End of year                                        196,306    229,620     322,711
                                                                 --------   --------    --------

    Increase in net working capital
                                                                   56,068     33,314      93,091
                                                                 ========   ========    ========

See notes to consolidated financial statement

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts expressed in thousands of Brazilian reais unless otherwise indicated)


1.    The Company and its principal operations

a.    Formation of the Company and its subsidiaries and nature of business

      Beginning in 1995, the federal government of Brazil ("the Federal Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1997 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil.

      As part of the privatization of the Telebras system, the operating companies were divided into twelve separate groups: (a) three regional fixed line groups, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were separated from the operating subsidiaries and subsequently, the fixed line businesses, the new cellular businesses and the long-distance operator were combined into the twelve separate groups (the "New Holding Companies"). Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called cisao or "spin-off". As part of this process Tele Nordeste Celular Participacoes S.A. ("Tele Nordeste Celular" or the "Holding Company") was formed on May 22, 1998.

      Tele Nordeste Celular was formed through the spin-off of certain assets and liabilities of Telebras, including 78.5%, 79.3%, 75.4%, 77.2%, 77.6% and 71.5% of the share capital of Telepisa Celular S.A. ("Telepisa Celular"), Teleceara Celular S.A. ("Teleceara Celular"), Telern Celular S.A. ("Telern Celular"), Telpe Celular S.A. ("Telpe Celular"), Telasa Celular S.A. ("Telasa Celular") and Telpa Celular S.A. ("Telpa Celular" and, collectively with Telepisa Celular, Teleceara Celular, Telern Celular, Telpe Celular and Telasa Celular, the "Subsidiaries" or the "Company's Subsidiaries"), respectively. Until August 4, 1998, the Company was controlled by the Federal Government. On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.

      The Company's Subsidiaries were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicacoes do Piaui S.A. ("Telepisa"), Telecomunicacoes do Ceara S.A. ("Teleceara"), Telecomunicacoes do Rio Grande do Norte S.A. ("Telern"), Telecomunicacoes de Pernambuco S.A. ("Telpe"), Telecomunicacoes de Alagoas S.A. ("Telasa") and Telecomunicacoes da Paraiba S.A. ("Telpa") the assets and liabilities comprising their respective cellular telecommunications business.

      The subsidiaries of Tele Nordeste Celular Participacoes S.A. were concessionaires rendering mobile cellular telephone services ("SMC") and other activities necessary or useful for such services. Due to the authorization agreement entered into by these subsidiaries and ANATEL (National Telecommunications Agency) on December 10, 2002, they were allowed to render personal mobile services ("SMP") in the geographic area of operation attributed to the subsidiaries for an indefinite term. Said authorization agreements replaced the previous concession contracts.

      The Company's Subsidiaries are the primary suppliers of cellular telecommunications services in the states of Piaui, Ceara, Rio Grande do Norte, Pernambuco, Alagoas and Paraiba under the terms of concessions granted by the Federal Government (the "Concessions"). The Concessions will expire as follows:

          Company                                      Expire date

          Telepisa Celular S.A............             March 27, 2009
          Teleceara Celular S.A...........             November 28, 2008
          Telern Celular S.A..............             December 31, 2008
          Telpa Celular S.A...............             December 31, 2008
          Telpe Celular S.A...............             May 15, 2009
          Telasa Celular S.A..............             December 15, 2008

      The concessions may be subsequently renewed for an additional period of 15 years by the granting authority, after the payment of a new concession fee which amount will be determined by the authorities at that date.

      The Subsidiaries' businesses, including the services they may provide and the rates they may charge, are regulated by Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and related regulations, decrees, orders and plans.

      In December 1998, the Company started selling cellular handsets in connection with its cellular telecommunications service, both directly and through its dealer network.

      On June 13, 2000, the Company participated in the establishment of Blah! (formerly TIMNET.com S.A. ("TIMNET.com")), an internet services company. The business purpose of TIMNET.com is to establish a common platform for the technological and commercial development of value-added services and Wireless Application Protocol for cellular telephone service providers. As mentioned in Note 8, the investment in TIMNET.com S.A. was sold on December 18, 2003.

      The Company holds the following interests in operating subsidiaries and investee:

                                                           Participation %
                                                         -----------------
                                                          2002       2003
                                                         ------     ------
      Consolidated subsidiares:
         Telasa Celular ............................       78.8       79.5
         Teleceara Celular .........................       80.0       80.4
         Telepisa Cecular ..........................       79.4       80.0
         Telern Celular ............................       76.2       76.9
         Telpa Celular .............................       71.9       72.7
         Telpe Celular .............................       78.7       79.8

      Equity investee:
         TIMNET.com ................................       20.0       --

b.    Corporate reorganization

      Of the Company's two classes of capital stock outstanding, only its common shares (the "Common Shares") have full voting rights. In June 1998, the UGB/Bitel consortium acquired 51.8% of the Common Shares. On December 15, 1998, UGB exercised a put option under the Shareholders Agreement entered into by UGB and Bitel on July 24, 1998 pursuant to which it had the right to sell its entire shareholding in the Company to Bitel, subject to the approval of Anatel and the Conselho Administrativo de Defesa Economica - CADE, Brazil's federal competition law enforcement agency. On October 6, 1999 the sale was approved, and Bitel became the controlling shareholder of Tele Nordeste Celular Participacoes S.A. with 51.8% of the ordinary shares.

      When UGB/Bitel purchased a majority of the Holding Company's common shares in connection with the privatization of Telebras, it paid a premium or "goodwill" over the book value of the Common Shares. In the first quarter of 2000, the Company and Bitel initiated a corporate reorganization to transfer the goodwill to certain of the subsidiaries in order that the amortization of the goodwill could be available as a deduction against income for purposes of calculating income taxes and social contribution tax on profits of the subsidiaries.

      As part of the reorganization process, the Holding Company spun-off to the subsidiaries their respective shares of the goodwill. This second step was approved by the Board of Directors of the Holding Company on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000. The amortization of this premium for local statutory purposes results in tax benefits for the subsidiaries by reducing its taxes. The resulting tax benefit reverts to the benefit of the controlling shareholder that originated the Goodwill without, however, causing any effect on the profit or the flow of dividends to its minority shareholders.

      In accordance with Brazilian Corporate Law, the subsidiaries issue shares (pro-rata both common and preferred) up to the amount of the tax benefits realized on an annual basis. At the time of the issuance of shares, the non-controlling shareholders are given the right to purchase their pro-rata share of the corresponding share capital increase in order to prevent dilution. In case they do not accept the offer, shares are issued only to the controlling shareholder. The increase in the Holding Company's ownership percentage in each consolidated subsidiary, occurred in 2003, was a consequence of the issuance of new shares to the Holding Company, due to the above mentioned tax benefit realized in 2002, and for which the minority shareholders purchase rights were not exercised.

      The effect of the reorganization on the balance sheet and income statement accounts as at December 31, 2002 and 2003 and for the years then ended is shown below:

      Balance sheet effects:

                                                             2002      2003
                                                           --------   -------

      Unamortized balance of goodwill .....                 413,506    339,445
      Provision for maintenance of
        shareholders' equity ..............                (272,914)  (224,033)
                                                          ---------   --------
      Tax credit balance ..................                 140,592    115,412
                                                          =========   ========

      Income statement effects:

                                                   2001      2002       2003
                                                 --------  --------   --------

      Goodwill amortization ...............       (74,060)  (74,060)   (74,060)
      Provision reversal ..................        48,880    48,880     48,880
      Tax credit balance ..................        25,180    25,180     25,180
                                                 --------  --------   --------
      Net income effect ...................          --        --         --
                                                 ========  ========   ========

      As of December 31, 2003 the remaining value of the resulting tax credit in relation to both income taxes and social contribution tax on profits of the Subsidiaries was R$115,412 (R$140,592 in 2002). This is shown in the balance sheet as part of deferred and recoverable income and social contribution taxes (R$25,180 as current and R$90,232 as noncurrent assets on December 31, 2003 and R$25,180 and 115,412 on December 31, 2002,
      respectively).

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

2.    Basis of presentation

      The accounts of the Company and its subsidiaries are maintained in Brazilian reais and its consolidated financial statements are prepared in accordance with the accounting principles established under Brazilian Corporation Law, which differ in certain respects from the accounting principles generally accepted in the United States of America-- "US GAAP". The reconciliation between Company's statutory consolidated financial statements as filed with the Brazilian Security Commission - Comissao de Valores Mobiliarios - CVM and the application of the accounting principles generally accepted in the United States is presented in Note 26 to financial statements.

      US GAAP disclosure requirements also differ from those required by Brazilian Corporate Law. The level of disclosure in the financial statements was adjusted and expanded and certain reclassifications were made to comply with US GAAP.

      Certain prior years amounts were reclassified to conform to current year's presentation.

3.    Summary of principal accounting practices

a)    Basis of consolidation

      The consolidated financial statements include the accounts of Tele Nordeste Celular Participacoes S.A. and those of its majority owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation.

b)    Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in Brazil and in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c)    Revenue recognition

      Revenues for all services are recognized when the services are provided or when the equipment is sold. Revenues from cellular telecommunication services consist of subscription charges, usage charges, network usage charges, long distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided.

      Revenues from pre-paid telecommunication services are recognized on the accrual basis in the period in which they are utilized, based on the actual usage recorded for each period. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer.

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

i)    Property, plant and equipment

      Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at the rates shown in Note 9, based on the estimated useful lives of the assets. Expenditures for repairs and maintenance of existing property, plant and equipment, which extend the useful lives of the related assets, as well as the interest computed on debts that finance the construction of property, plant and equipment, are capitalized and amortized over the remaining estimated useful life. Other routine costs are charged to results of operations.

      The Company's management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2001, 2002 and 2003.

j)    Vacation pay accrual

      Cumulative vacation pay due to employees is accrued as earned.

k)    Income and social contribution taxes

      Income taxes are accounted for under the asset and liability method. Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those timing differences are expected to be recovered or settled. Deferred taxes related to temporary differences and tax losses are recorded, based on expected realization thereof, which is reviewed every year.

      The Company recorded in 2000 the tax credit related to the benefit arising from the future amortization of the goodwill as described in Note 1(b).

l)    Loans and financing

      Loans and financing include accrued interest to the balance sheet date. As discussed in Note 14, the Company is a party to certain derivative instruments - swaps, related to its US dollar denominated liabilities with the objective of hedging itself against risks associated with unexpected real/US dollar exchange rates. The foreign currency and interest rate swap agreements are recognized on the balance sheet at the spot rates at December 31, 2003 and 2002 plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

m) Pension and post-retirement benefits

      The Company's operating subsidiaries participated in a multi-employer plan that provided pension and other post-retirement benefits for some of its employees. At the beginning of 2000 the Company agreed on a basis for transferring its active employees from the multi-employer pension and life insurance plans into an individual defined benefit plan for the Company and its operating subsidiaries. In 2002 the Company started to take actions to form a new defined contribution plan permitting employees participating in the individual defined benefit plan to migrate to this new plan. The Brazilian Secretary of Complementary Pension approved this new plan on November 13, 2002. The migration to the new plan was optional and could be made with bonus incentives through January 29, 2003.

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

n)    Provisions for contingencies

      The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal counsel, and is considered sufficient to cover losses and risks classified as probable.

o)    Interest expense

      Interest expense represents interest incurred.

p)    Advertising and marketing expenses

      Advertising and marketing costs are expensed as incurred and were R$20,164, R$19,522 and R$ 17,491 for the years ended December 31, 2001, 2002 and 2003, respectively, which are reflected in the consolidated statements of income under "selling expenses".

q)    Research and development

      Research and development costs are charged to expense as incurred and were R$707, R$89 and R$95 for 2001, 2002 and 2003, respectively.

r)    Employee's profit sharing

      Accruals are made for granting employees the right to a share of profits.

s)    Earnings per share

      Basic earnings per share are calculated for each class of shares. The calculation takes into account that the preferred shares are entitled to a preferential, noncumulative dividend equal to the greater of (i) 6% of nominal capital value or (ii) 3% of net equity per share as per the latest approved balance sheet. The computation has been made as if the net income for each year will be fully distributed. Earnings may be used to increase capital or otherwise appropriated, consequently such earnings would no longer be available as dividends. In accordance with the Company's By Laws, distribution of a minimum annual dividend per share to preferred shareholders is compulsory. In the United States, the Preferred Shares trade in the form of ADSs, each representing twenty thousand shares. For 2001, 2002 and 2003, earnings per share is thus disclosed per lot of twenty thousand shares.

t)    Minority interests

      In the consolidated balance sheets at December 31, 2002 and 2003 and the consolidated statements of income for the years ended December 31, 2001, 2002 and 2003, minority interests relate to the interests of shareholders other than Tele Nordeste Celular Participacoes S.A. in Telepisa Celular, Teleceara Celular, Telern Celular, Telpa Celular, Telpe Celular and Telasa Celular.

u)    Segment information

      The Subsidiaries operate solely in the segment of local and regional cellular telecommunications. All revenues are generated in relation to services provided in an area in the Northeast of Brazil comprising the states of Piaui, Ceara, Rio Grande do Norte, Pernambuco, Alagoas and Paraiba or in relation to the sales of cellular handsets in the same region.

4.    Cash and cash equivalents

                                                     2002           2003
                                                    -------        -------
      Cash on hand .........................             43             44
      Cash and bank balances ...............         13,668         16,948
      Short-term deposits ..................        400,702        321,119
                                                    -------        -------
                                                    414,413        338,111
                                                    =======        =======

5.    Trade accounts receivable, net

                                                       2002        2003
                                                     --------    --------
      Accrued amounts ............................     33,599      36,303
      Billed amounts .............................    124,370     148,810
      Amounts receivable under interconnection
        agreements ...............................     39,497      59,034
      Allowance for doubtful accounts ............    (28,972)    (35,533)
                                                     --------    --------
                                                      168,494     208,614
                                                     ========    ========

      The changes in the allowance for doubtful accounts were as follows:

                                                    2001       2002       2003
                                                  -------    -------    -------

      Beginning balance ......................     22,002     17,799     28,972
      Provision charged to selling expense ...     44,578     46,729     57,410
      Write-offs .............................    (48,781)   (35,556)   (50,849)
                                                  -------    -------    -------
      Ending balance .........................     17,799     28,972     35,533
                                                  =======    =======    =======

6.    Deferred and recoverable taxes

                                                               2002      2003
                                                              -------   -------

      Income and social contribution tax ..................     2,122    65,202
      Deferred income and social contribution tax assets ..   172,420   145,364
      Withholding taxes ...................................    18,434    23,402
      Value added taxes ...................................    17,670    34,503
                                                              -------   -------
                                                              210,646   268,471
                                                              =======   =======

      Current .............................................    81,538   159,985
      Noncurrent ..........................................   129,108   108,486

7.    Other assets

                                                             2002     2003
                                                           ------   ------

      Inventories ......................................    8,774   12,380
      Judicial deposits ................................    2,697    3,065
      Pre-paid expenses ................................    1,035    1,617
      Other ............................................    4,205    3,774
                                                           ------   ------
      Total ............................................   16,711   20,836
                                                           ======   ======

      Current ..........................................   12,122   17,445
      Noncurrent .......................................    4,589    3,391

8.    Equity investement

      At December 18, 2003 the Company sold its 20% interest in Blah! (formerly TIMNET.com) to TIM International N.V., a related party, for R$19,500, generating a gain of R$12,570 that was recorded as "Non-operating results".

9.    Property, plant and equipment, net

                                                     Annual
                                                  depreciation
                                                    rates %        2002          2003
                                                  ------------  ----------    ----------
      Automatic switching equipment ...........         14.3       221,659       241,986
      Transmission equipment ..................         14.3       706,308       686,134
      Administrative hardware and software ....         20.0       171,775       198,473
      Buildings ...............................          4.0         5,957         6,418
      Usage license ...........................         20.0          --          23,211

      Other ...................................     5.0-20.0        73,990        79,629
                                                                ----------    ----------
      Total cost ..............................                  1,179,689     1,235,851
      Accumulated depreciation and
        amortization ..........................                   (628,486)     (787,371)
                                                                ----------    ----------
                                                                   551,203       448,480
      Land ....................................                      1,318         1,318
      Construction-in-progress ................                     28,389       239,445
                                                                ----------    ----------
      Property, plant and equipment ...........                    580,910       689,243
                                                                ==========    ==========

a)    Construction in progress

      Construction in progress comprises equipment in the process of being implemented and/or installed for TDMA and GSM technologies at the Company's subsidiaries.

b)    New technology implementation

      In the second half of 2003, the Company's subsidiaries started implementing GSM technology in their service networks, to supplement the current TDMA technology. Both technologies will be maintained in operation by the subsidiaries. At December 31, 2003, no adjustment to property, plant and equipment account was deemed necessary due to introduction of the new GSM technology.

c)    Usage License

      In July 2003, the Company's subsidiaries (Telepisa Celular S.A., Teleceara Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. and Telasa Celular S.A.) acquired a license for radio frequency use in connection with the General Licensing Plan (PGO) and the license for rendering Personal Mobile Services (SMP).

      The Company's Subsidiaries agreed to pay the amount of R$23,211 for this license, which was recorded as "Usage license" in the property, plant & equipment and is being amortizing in five years ending in 2008, which is the period of the concession. There is no specific commitment assumed by the Company other than those related to the compliance with ANATEL rules.

      From the total due amount, R$2,311 (or 10%) was paid during 2003 and the remaining balance, plus interest of 1% per month will be paid in a single installment due on July 2004. At December 31, 2002, the Company recorded the amount of R$22,080 as Accounts payable and accrued expenses, as demonstrated in Note 11.

10.   Payroll and related accruals

                                                            2002    2003
                                                           -----   -----

      Accrued social security charges ..................   5,673   4,423
      Accrued benefits .................................   2,444   2,352
                                                           -----   -----
                                                           8,117   6,775
                                                           =====   =====

      The Company is subject to annual collective-bargaining agreement with its labor union in which 100% (in 2001), 92% (in 2002) and 84% (in
      2003) of the employees were covered.

11.   Accounts payable and accrued expenses

                                                         2002      2003
                                                        -------   -------

      Suppliers .....................................    47,920   186,212
      Interconnection charges .......................    14,948     8,820
      Consignments of third parties .................     8,259    19,008
      Employees' profit sharing .....................     3,784     3,246
      Advances from customers related to pre-paid
        telecommunication services ..................    14,721     8,892
      Usage license payable .........................      --      22,080
      Others ........................................     3,809       361
                                                        -------   -------
                                                         93,441   248,619
                                                        =======   =======

12.   Taxes other than income taxes

                                                               2002     2003
                                                              ------   ------

      Value-added taxes ...................................   22,580   31,462
      Withholding tax related to dividends characterized
        as distribution of interest on capital ............    9,440    9,783
      Other taxes on operating revenues ...................    9,929    7,623
                                                              ------   ------
                                                              41,949   48,868
                                                              ======   ======

      Dividends characterized as distribution of interest on capital are subject to 15% withholding tax.


13.   Proposed dividends

                                                                  2002     2003
                                                                 ------   ------

      Tele Nordeste Celular Participacoes S.A. shareholders
         Common shares .......................................   11,498   15,343
         Preferred shares ....................................   18,907   25,391
      Minority shareholders ..................................   11,374   10,907
      Prior year dividends ...................................    5,438    4,642
                                                                 ------   ------
                                                                 47,217   56,283
                                                                 ======   ======

14.   Loans and financing

                                                        2002      2003
                                                      -------   -------

      Debentures ..................................   208,225      --
      Equipment financing .........................     9,218      --
      Working capital loans - US dollars ..........   116,246    80,699
                                                      -------   -------
                                                      333,689    80,699
                                                      =======   =======

      Current portion .............................   256,223    40,899
      Long term ...................................    77,466    39,800

      The year end balances include accrued interest calculated in accordance with the terms of the agreements.

a.    Debentures

      On October 2, 2000 Telpe Celular S.A. issued 20,000 three year non convertible debentures of R$10 each, totaling R$200,000. The debentures were guaranteed by Tele Nordeste Celular and accrued interest at 103% of the Interbank Deposit Certificate ("CDI") rate. The notes matured and were repaid, including accrued interest, in October 2003.

b.    Working capital loans - US dollars

                                                              2002       2003
                                                            --------   --------

      US$50 million loan at 3 month Libor, plus 1.775%
        p.a. (0.15% p.a. in 2003) ........................   176,665     96,306
      Provision for swap contract gains ..................   (62,254)   (16,424)
      Accrued interest ...................................     1,835        817
                                                            --------   --------
                                                             116,246     80,699
                                                            ========   ========

      Current portion ....................................    38,780     40,899
      Long term ..........................................    77,466     39,800

      The Company has complied with applicable financial covenants at December 31, 2003, specifically those covering the relationship between the consolidated EBITDA and net financial expenses and net indebtedness. Non compliance with these covenants may cause the due date of the working capital loans to be accelerated.

      As of December 31, 2002 and 2003 the Company had exchange rate agreements with an aggregate notional principal amount of R$176,665 and R$96,306 respectively, designed to protect its principal payment obligations on its working capital loans in US dollars from an unexpected fall in the real-US dollar exchange rate. These agreements establish a fixed rate at which the Company agrees to purchase U.S. dollars with Brazilian reais at a future date to pay its U.S. dollars denominated principal payment obligations with respect to its working capital loans. This reduces the Company's risk of incurring exchange losses in periods of volatility in the exchange markets.

c.    Repayment schedule

      Noncurrent loans are scheduled to be repaid as follows:


      2005                                                          39,800
      ----                                                          ------
      Total ........................................                39,800
                                                                    ======

d.    Currency analysis

      The total debt is denominated in the following currencies:

                                             Exchange  rate at
                                             December 31, 2003
                                             -----------------
                                              (Units of one
                                              Brazilian real)       2002        2003
                                             -----------------    --------    --------
      Reais ...............................         1.0000         208,225        --
      US dollars ..........................         2.8892         192,083      97,123
      Unrealized gain on swap contracts ...                        (66,619)    (16,424)
                                                                  --------    --------
                                                                   333,689      80,699
                                                                  ========    ========

15.   Commitments and contingencies

      Provisions for contingent liabilities were as follows:

                                                   2002     2003
                                                  ------   ------

      Labor claims ............................    2,080    1,152
      Tax claims ..............................    4,180    3,484
      Civil and other claims ..................    9,798    4,979
                                                  ------   ------

                                                  16,058    9,615
                                                  ======   ======

      Labor claims

      The provision for claims represents management's estimate of probable losses in relation to the various suits filed by former employees. The Company maintains judicial deposits of R$1,191 related to these claims.

      Tax claims

      The provision for tax claims represents estimate of probable losses in relation, basically, to ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax.

      Civil

      The provision for civil claims represents, basically, suits filed by former customers in connection with billing disputes. The Company maintains judicial deposit R$1,874.

      Other claims

      The Company is party to certain legal proceedings arising in the normal course of business. Based on legal advice, the Company has provided for its estimated losses due to adverse legal judgments. In the opinion of the Company's management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations.

Potential litigation

      Litigation Related to the Use of Premium Arising Out of the Breakup of Telebras

      On April 4, 2002, a Congressman filed a lawsuit in federal court in Brasilia, Federal District, against a number of governmental telecommunication entities and the New Holding Companies. The purpose of the lawsuit is to prevent the New Holding Companies from using the amortization of the goodwill paid by the New Holding Companies to the Brazilian government in the Breakup of Telebras to generate tax benefits. We contested this claim before the relevant federal court, and no decision had been made on this lawsuit prior to the time of filing.

      Even though we are unable to predict the final outcome of this lawsuit, we believe that a ruling favorable to the plaintiff is unlikely. Accordingly, we have not created a reserve in connection with this litigation. If an unfavorable ruling is issued against us, we will lose the tax benefit derived from the premiums paid, and our tax liability will increase. We believe that an unfavorable decision would have a material adverse effect on our business, results of operations, financial condition or prospects.


      Litigation Arising Out of Events Prior to the Breakup of Telebras

      Telebras and the Predecessor Companies, the legal predecessors of the Holding Company and the Subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions were assigned to the Subsidiaries. Any claims against the Predecessor Companies that are not satisfied by the Predecessor Companies could result in claims against the Subsidiaries, to the extent that the Subsidiaries have received assets that might have been used to settle such claims had such assets not been spun off from the Predecessor Companies.

      Under the terms of the Breakup of the Telebras system, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions were assigned to the Holding Company or one of the other New Holding Companies. Our management believes that the chances of claims of this nature materializing and having a material adverse financial effect on us are remote.


      ICMS taxes on activation fees and other services

      On June 19, 1998 the secretaries of treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the five years prior to 1998.

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

      There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were to be applied retroactively to activation fees earned during the past five years, management does not believe that would give rise to material impact on the Company's subsidiaries results, considering that the charging of activation fees were suspended since November 1998.


      Rentals

      The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

                                                          2001    2002    2003
                                                         -----   -----   ------

      Rent expense ...................................   4,912   4,398   11,896

      Rental commitments relating to facilities where the future minimum rental payments under leases with remaining terms in excess of one year that are non-cancelable without payment of a penalty are:

      Year ending December 31, 2003

      2004                                                           12,913
      2005                                                           10,374
      2006                                                            9,394
      2007                                                            8,514
                                                                     ------
      2008 and thereafter                                             7,921
                                                                     ------

      Total minimum payments                                         49,116
                                                                     ======

16.   Pension Plan

      The Company and its subsidiaries, together with substantially all of the other companies in the former Telebras group, participate in a multi-employer defined benefit and medical other post-retirement defined benefit plans administrated by the Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of plans administrated by Sistel were joint and several with regard to all plans then existent. On December 28, 1999 the sponsors of plans administrated by Sistel negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, resulting in the proposal for restructuring Sistel's by-laws and regulations, which was approved by the Complementary Pension Plan Office, on January 13, 2000. With the discontinuation of the solidarity (i.e. multi-employer) concept in January 2000, Tele Nordeste Celular and its subsidiaries commenced sponsoring a defined benefit plan (Tele Nordeste Celular PBS Plan).

      The Company created a separate defined contribution plan TIMPREV - NORDESTE on November 13, 2002, through Notification 1,917 CGAJ/SPC. The Company encouraged the transfer of the existing employees in Tele Nordeste Celular PBS Plan to the new plan through the use of bonus incentives. The migration to the new plan was optional however, the bonus incentives offered by the Company expired on January 29, 2003. The decision to change to the TIMPREV plan if made by employees is irreversible and thus extinguishes rights linked to the PBS benefit plan (defined benefit) and to the PAMA. As of January 12, 2004, 92.46% of participants of the PBS Plan migrated to TIMPREV - NORDESTE. For the year ended December 31, 2003, the contributions of the Company and its subsidiaries to TIMPREV totaled R$140 thousand.

      In addition to this, the Company also offers a medical health plan (PAMA) to employees and retirees and their dependents, at a shared cost. Contributions to the plans PBS Tele Nordeste Celular and PAMA are determined based on actuarial studies prepared by independent actuaries, in accordance with current regulations in Brazil.

17.   Shareholders' equity

 a.   Share capital

      The capital stock of Tele Nordeste Celular Participacoes S.A. is comprised of common and preferred shares, all without par value, as shown in the table below:

                                                   Common in   Preferred in      Total
                                                  circulation  circulation    Outstanding
                                                  -----------  ------------   -----------
      In thousands of shares:
           As of December 31, 2002 ............   130,753,136   214,986,484   345,739,620
           As of December 31, 2003 ............   135,324,668   222,529,866   357,854,534

                                                            -----   -------
                                                             2002     2003
                                                            -----   -------

      Shareholders' equity per twenty thousand shares
        (Brazilian reais) ...............................   41.08     48.82

      The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

      The preferred shares are non-voting except under limited circumstances and to priority over the common shares in the case of liquidation. The preferred shares are also entitled to preferential, noncumulative dividends calculated as the greater of (i) 6% of their nominal capital value or (ii) 3% of net equity per share as per the latest approved balance sheet. Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

      If the dividend to be paid to the holders of Preferred Shares is not paid for a period of three years, holders of Preferred Shares will be entitled to full voting rights until such time as that dividend is paid in full for any year.

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

      Realizable profit reserve

      In conformity with Law No. 10303/01, the amount of the reserve R$18,838, was established for the amount of compulsory dividends, that exceeded the realized portion of net income for the year. The portion of the net income not realized is related to the tax incentives granted to the Company's Subsidiaries, which were accounted for as capital reserve in the Subsidiaries' books and though income at Company's level.

      Unrealized income reserve

      This reserve was received on the split-up of Telebras and represents unrealized income derived from indexation gains through 1995. The realization of this reserve will occur, substantially, as the investments in subsidiaries that gave rise to the indexation gains are realized through the receipt of dividends or on disposal. Future realizations of this reserve will be transferred to retained earnings.

      In 2000, a shareholders' meeting approved the transfer to retained earnings of part of this reserve. In 2001, a shareholders' meeting approved the transfer to retained earnings of the remaining balance of this reserve and its inclusion in the basis of computation of dividends.

      Capital reserve - share premium

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

      On April 30, 2001, April 4, 2002 and March 14, 2003 shareholders meetings approved capital increases of R$10,985 (3,369,607,000 shares), R$23,551 (7,970,985,000 shares) and R$25,180 (12,088,116,000 shares) respectively, corresponding to the 2000, 2001 and 2002 realized portion of the tax benefit as mentioned above.

c.    Dividends and dividends reserve

      Pursuant to its By-laws and in accordance with the minimum requirement by Brazilian Corporate Law, Tele Nordeste Celular Participacoes S.A. is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

      For the purposes of the Brazilian Corporation Law, and in accordance with Tele Nordeste Celular Participacoes S.A.'s By-Laws, "Adjusted Net Income" is an amount equal to Tele Nordeste Celular Participacoes S.A.'s net profits adjusted to reflect allocations to or from (i) the statutory and legal reserves, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized income reserve, if any.

      Dividends were calculated as follows :

                                                           2002       2003
                                                         --------    --------
       Net income for the year .......................    118,574     207,545
       (-) Legal reserve .............................     (5,929)    (10,377)
                                                         --------    --------
       Adjusted net income ...........................    112,645     197,168
       Portion excluded from net income for the year..         --     (75,350)
                                                         --------    --------
       Dividends calculation basis ...................    112,645     121,818
                                                         --------    --------
       Minimum compulsory dividends ..................     28,161      30,454
                                                         ========    ========


       Proposed dividends:
        Common shares - R$2.27 (R$1.75 in 2002) per
            20,000 shares ............................     11,498      15,343
        Preferred shares - R$2.27 (R$1.75 in 2002) per
            20,000 shares ............................     18,907      25,391
                                                         --------    --------
                                                           30,405      40,734
        Realization of special dividends reserve .....     (2,244)    (10,280)
                                                         --------    --------
                                                           28,161      30,454
                                                         ========    ========

           TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                            (In thousands of reais)


      Unrealized profit was calculated as follows:

      Net income for the year .........................                207,545

      (-) Unrealized profit:
         Equity pickup ................................   (217,825)
         Interest on own capital and dividends
           received or declared by subsidiaries .......     40,734    (177,091)
                                                          --------    --------

       Realized profit ................................                 30,454
                                                                      ========

      Minimum compulsory dividends (R$197,168 x 25%) ..                 49,292
      (-) Realized profit .............................                 30,454
                                                                      --------
      Deferred dividends ..............................                 18,838
                                                                         1/25%
                                                                      --------
      Portion excluded from net income for the year ...                 75,350
                                                                      ========

           TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                            (In thousands of reais)


      The amounts of R$ 10,280 and R$ 30,454 will be restated by the Referential Rate (TR) variation from, from January 1, 2004 up to the date of their effective payment.

      Accordingly, the distribution of dividends for the year ended December 31, 2003 will be as follows:

      c1) From the operating results for the year, R$ 30,454 to shareholders' owning shares at the date of the Shareholders' General Meeting approving the operating results for the year.

                                                  2003      2002
                                                 ------    ------

      Common shares ..........................   11,471    10,650
      Preferred shares .......................   18,983    17,511
                                                 ------    ------

                                                 30,454    28,161
                                                 ======    ======


      Dividends per 20,000 shares (reais)
      Common shares ..........................   1.6960    1.6290
      Preferred shares .......................   1.6960    1.6290

           TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                            (In thousands of reais)


      c2) From the realization of the portion of the special reserve for dividends payable to shareholders owing shares at April 5, 2002, as follows.

                                                        2002          2003
                                                     -----------   -----------
      Common shares ..............................           849         3,872
      Preferred shares ...........................         1,395         6,408
                                                     -----------   -----------
                                                           2,244        10,280
                                                     ===========   ===========

      Dividends per 20,000 thousand shares (reais)
         Common shares ...........................        0.1298        0.5723
         Preferred shares ........................        0.1298        0.5723

18.   Net operating revenue

                                                               2001          2002          2003
                                                            ----------    ----------    ----------
      Usage charges .....................................      439,197       557,598       599,813
      Long distance charges .............................         --            --          39,947
      Monthly subscription charge .......................      183,669       157,963       134,170
      Interconnection charges ...........................      376,225       394,451       386,872
      Cellular handset sales ............................       47,976        68,834       123,545
      Other .............................................        7,486        19,630        30,929
                                                            ----------    ----------    ----------
      Total gross operating revenue .....................    1,054,553     1,198,476     1,315,276
      Value added and other indirect taxes ..............     (228,303)     (276,954)     (315,823)
                                                            ----------    ----------    ----------
      Net operating revenue from cellular
         Telecommunication services and handset sales ...      826,250       921,522       999,453
                                                            ==========    ==========    ==========

      Tele Norte Leste Participacoes S.A. contributed approximately 27% of total gross operating revenues in 2001, 22% in 2002 and 19% in 2003. No other customer contributed more than 5% of total gross operating revenues of the Company.

      The Company is now entitled to receive long distance revenues only when telecommunications service users, including its customers, choose TIM Sul S.A. to carry their long distance calls.

      Beginning in July 2004, the interconnection charges will be freely negotiated, by telecommunications service providers in Brazil, according to rules to be passed by Anatel.

      Considering Telecom Italia Mobile S.pA. (TIM) controls the Company and several other companies (collectively the "Authorized Sister Companies) operating in the telecommunications market in Brazil, the Company expects that in December 31, 2004 only one of the Authorized Sister Companies will be permitted by ANATEL to maintain its respective national and international long distance authorizations.

19.   Cost of services and cellular handsets sold

                                                   2001      2002      2003
                                                  -------   -------   -------

      Depreciation ............................   127,660   142,051   141,519
      Personnel ...............................     9,585     9,174     8,759
      Materials and services ..................   134,892   147,816   187,145
      Circuit leasing and related expenses ....    29,952    23,176    40,611
      Leases and insurance ....................    11,762    11,470     7,306
      Cellular handsets .......................    47,323    54,684    94,974
      Fistel tax and other ....................     1,115     1,012     1,265
                                                  -------   -------   -------
                                                  362,289   389,383   481,579
                                                  =======   =======   =======

20.   Other operating expense, net

                                                   2001       2002       2003
                                                  -------    -------    -------

      Contingencies ...........................    (2,411)   (12,657)      (974)
      Fines and expenses recovered ............    15,769     15,041     26,744
      Goodwill amortization net (Note 1(b)) ...   (25,183)   (25,180)   (25,180)
      Equity in investee ......................    (1,888)    (4,288)    (3,250)
      PIS / COFINS over other revenues ........    (2,626)    (7,033)    (9,089)
      Employees' profit sharing ...............    (3,832)    (3,700)    (3,246)
      Other ...................................    (4,677)     4,697     (2,432)
                                                  -------    -------    -------
                                                  (24,848)   (33,120)   (17,427)
                                                  =======    =======    =======

21.   Financial expenses, net

                                                     2001       2002       2003
                                                  -------    -------    -------
      Financial income
           Interest income ....................    21,962     56,008     96,426
      Financial expenses
           Interest expense ...................   (55,999)   (44,958)   (33,204)
           Foreign exchange losses ............    (4,131)   (12,996)    (3,356)
           Others .............................    (6,177)    (5,358)      (650)

      Less capitalized interest ...............     2,187        852      3,134
                                                  -------    -------    -------
      Net financial expenses ..................   (42,158)    (6,452)    62,350
                                                  =======    =======    =======

22.   Income and social contribution taxes

      Under Brazilian Tax Law, the Company and its subsidiaries are required to file individual tax returns. Brazilian income taxes comprise federal income tax and social contribution tax which is an additional Federal Income Tax.

      The statutory rates applicable in each period were as follows (in percentages):

                                                 2001  2002  2003
                                                 ----  ----  ----
      Federal income tax ......................   25%   25%   25%
      Social contribution .....................    9%    9%    9%
                                                  --    --    --
      Composite Federal income tax ............   34%   34%   34%
                                                  ==    ==    ==

     The operating companies, on March 31, 2003 by approval of the Agency for Development of the Northeast Region of Brazil - ADENE, became beneficiaries of the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploracao") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services. These tax incentives are recorded when earned. The tax benefit related to 2002 was recorded in 2003, the period in which the tax benefit was first granted.

      The composition of the income tax expense in 2001, 2002 and 2003 is:

                                             2001       2002       2003
                                            -------    -------    -------
      Current
      -------
      Income tax charge .................   (18,280)   (42,341)   (48,703)
      Social contribution tax charge ....    (6,693)   (15,304)   (17,641)
      Deferred tax benefit (expense) ....     4,850      9,243     (3,046)
      Income tax reduction - ADENE
        related to 2003..................      --         --       30,064
        related to 2002..................      --         --       20,456
                                            -------    -------    -------
      Total tax charge ..................   (20,123)   (48,402)   (18,870)
                                            =======    =======    =======

      The amount reported as income tax expense in the accompanying consolidated statements at income is reconciled to the statutory rate as follows:

                                                                            2001         2002         2003
                                                                          --------     --------     --------
      Income before taxes as reported in the accompanying
         Financial statements .........................................    107,164      205,523      272,050
                                                                          ========     ========     ========

      Tax charge at the combined statutory rate .......................    (36,436)     (69,878)     (92,497)
      Permanent additions (exclusions):
             Dividends characterized as distribution of interest ......      3,700        2,037        2,940
            Non taxable reversal of the provision for
                Maintenance of shareholders' equity (Note 1(b)) .......     16,618       16,618       16,618

      Income tax reduction - ADENE ....................................       --           --         50,520
      Other ...........................................................     (4,005)       2,821        3,549
                                                                          --------     --------     --------
      Income tax charge as reported ...................................    (20,123)     (48,402)     (18,870)
                                                                          ========     ========     ========

      Effective rate ..................................................       18.8%        23.6%       6.94%

      Income tax reduction - ADENE per 20,000 shares (Reais):
        Common shares                                                          --            --        2.86
        Preferred shares                                                       --            --        2.86





      At December 31, 2001, 2002 and 2003, the Company's subsidiaries characterized part of its dividends proposed for payment as interest on shareholders' funds. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

      The composition of the deferred tax asset is as follows:

                                                         2002      2003
                                                        -------   -------

      Unamortized balance of goodwill (Note 1(b)) ...   140,592   115,412
      Allowance for doubtful accounts ...............     9,851    12,081
      Tax loss carryforwards ........................     7,620     3,220
      Non deductible provisions .....................    14,357    14,651
                                                        -------   -------
                                                        172,420   145,364
                                                        =======   =======

      Current Portion ...............................    51,244    52,409
      Noncurrent ....................................   121,176    92,955

      According to the projections prepared by the Company's management, the long-term deferred income and social contribution taxes existing at December 31, 2003 will be realized over the following years:

      2005 ....................................   25,180
      2006 ....................................   25,180
      2007 ....................................   25,180
      2008 ....................................   17,415
                                                  ------
                                                  92,955
                                                  ======

      Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2003, the Company and its subsidiaries had tax loss carryforwards of approximately R$9,500.

23.   Transactions with related parties

      The main transactions between the Company and subsidiaries, which have been eliminated in these consolidated financial statements, are represented by network use services and loans, and were carried out under agreed upon terms.

      The Company has also entered into two contracts with its controlling shareholder Telecom Italia Mobile S.p.A., a "Management Assistance Agreement" and a "Technical Assistance Services Agreement". The "Management Assistance Agreement" encompasses marketing services and business development advice. This contract was approved by the General Shareholders' Meeting that took place in November/2000 and basically establishes quarterly remuneration as of 1% of net consolidated operating revenues and expired in September/2003.

      The "Technical Assistance Services Agreement" covers the services provided by the parent Company's employees to the Company. This contract was approved by the Brazilian Central Bank for the first time in June/1999 and basically established quarterly remuneration according to specific hourly rates and expired in September/2001.

      A summary of the transactions with this related party is as follows:

                                                                2002    2003
                                                                -----   -----

      Cost, selling and general and administrative expense ..   9,416   7,524
      Accounts payable and accrued expenses .................   2,507    --

      The Company entered into various financial transactions with Latin Invest Holdings, a minority shareholder. All such transactions are made under agreed upon terms. Quotations are obtained from other financial institutions on equal conditions. Investments with Latin Invest Holdings were R$27,432 in 2001 and R$31,127 in 2002. In 2003, these investments were transferred out of Latin Invest Holdings.

24.   Insurance (Unaudited)

      At December 31, 2003, in the opinion of management, all significant and high risk assets and obligations were insured.


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

      On December 31, 2002 and 2003, the Company and its subsidiaries invested their financial resources mainly in investments backed by Certificados de Deposito Interbancario (CDIs - Interbank Deposit Certificates). There are no financial assets indexed to foreign currencies.

      The Company and its subsidiaries appropriated to income the full net effect (substantially foreign exchange losses) of the significant real devaluation in 2001, and did not defer the effect as permitted by CVM Instruction 404/01.

      The estimated fair value of long-term loans and financings are based on interest rates as of December 31, 2002 and 2003 for transactions with similar characteristics, as below.

                                          2002                2003
                                   ------------------   -----------------
                                   Carrying    Fair     Carrying    Fair
      Description                    Value     Value      Value     Value
                                   ---------  -------   --------   ------
      Loans and financing:
         In foreign currency ....   123,735   146,762    80,699    75,844

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

      Risk Factors

      The risk factors affecting the Company's financial instruments are the following:

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

      At December 31, 2003, part of the Company's loans and financing were denominated in U.S. dollars and 100% of such loans and financing were covered by hedge contracts. The gains or losses resulting from these hedge contracts are recorded in the statement of income. The Company is also party to agreements that effectively allow the Company to pay interest at fixed rate on some of its variable rate debt.

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

      Credit risk linked to rendering of services

      Concentration of credit risk with respect to accounts receivable is limited to Tele Norte Leste Participacoes S.A., which contributed with approximately 58% and 44% of amounts receivable under interconnection agreements in 2002 and 2003, respectively and 27%, 22% and 19% in 2001, 2002 and 2003 of total gross operating revenue, respectively. Usually the Company does not require collateral for its trade receivables.

      Credit risk linked to the sale of equipment

      The Company's policy for selling equipment and distributing prepaid telephone cards is closely related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of receivables portfolio, the monitoring of loan terms, position and request limits established for dealers, constitution of actual guarantees are procedures adopted by the Company in order to minimize possible collection problems with its trading partners.

      (iii) Financial credit risk

      The risk relates to the possibility of the Company computing losses derived from difficulties in the realization of short-term investments and hedge contracts. The Company and subsidiaries minimize the risks associated with these financial instruments by investing with reputable financial institutions.

      There is no concentration on available sources of labor, services, concessions or rights other than those mentioned above that could, if suddenly eliminated, severely impact the Companies' operations.

26.   Summary of the differences between Brazilian Corporate Law and US GAAP

      The Company's accounting policies comply with accounting principles established under Brazilian Corporate Law. In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. Thus, at that time, Brazil was not considered to be a highly inflationary economy for United States reporting purposes. For generally accepted accounting principles in the United States ("US GAAP") purposes only, the constant currency method (Brazilian GAAP) continued to be applied through December 31, 1997. Brazilian Corporate Law did not require the use of monetary correction for accounting periods after December 31, 1995, which gives rise to a different basis for fixed assets.

      Accounting policies which differ significantly from US GAAP are described below:

a.    Different criteria for capitalizing and amortizing capitalized interest

      Until December 31, 1993, the capitalization interest was not permitted for individual property, plant and equipment. Under US GAAP, capitalized interest is added to the value of the individual assets and amortized over their useful lives. Also, according to the accounting principles under the Brazilian Corporate Law, and until December 31, 1998, applicable to the telecommunications companies, the interest attributable to construction in progress was calculated at 12% per year on the balance of the account of construction in progress, and the part related to interest on third-party loans was credited to financial expenses, on the basis of actual financial costs, and the balance concerning own capital was credited to shareholders' equity. During 1999, the Company and its subsidiaries started to capitalize interest on specific loans based on the respective interest rates, related to financing for construction in progress. Further, under Brazilian Corporate Law mentioned, starting in the year ended December 31, 2000 the amount of capitalized interest is based on the interest incurred on loans specificity identified with a construction project.

                                                                                2001      2002      2003
                                                                               ------    ------    ------
        Capitalized interest difference:
      US GAAP capitalized interest:
        Interest which would have been capitalized and credited to income
           (interest incurred on loans, computed up to the
           amount of construction in progress), net of disposals ...........    4,400     1,442     4,373

      Less Brazilian Corporate Law capitalized interest:
        Interest capitalized and credited to income (up to the limit of interest incurred on loans obtained for financing capital
        investments) .......................................................   (2,187)     (852)   (3,134)
                                                                               ------    ------    ------

        US GAAP difference .................................................    2,213       590     1,239
                                                                               ======    ======    ======

      Amortization of capitalized interest difference
        Amortization under Brazilian Corporate Law .........................    3,404     3,863     3,731
        Less amortization under US GAAP net of disposals ...................   (7,587)   (8,354)   (8,168)
                                                                               ------    ------    ------
        US GAAP difference .................................................   (4,183)   (4,491)   (4,437)
                                                                               ======    ======    ======

b.    Pension and other post-retirement benefits

      For the purposes of the financial statements under the accounting practices established by Brazilian Corporate Law and for US GAAP purposes, the Companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

      For US GAAP purposes, since the sponsors decided to split-off the total assets and related actuarial obligations for the multi-employer plan prior to December 31, 1999 the Companies recognized a contingent liability, which was probable and estimable, for the accrued pension cost as of such date. The funded status of those plans was recognized as of December 31, 1999, in shareholders' equity and in net income for the year, as required by SFAS 87 "Employer's Accounting for Pensions" and SFAS 106 "Employer's Accounting for Postretirement Benefits and Than Pensions". The provisions of SFAS N(0). 87 concerning the calculation of the funded status were applied with effect from January 1, 1992, since it was impossible to apply them from the effective date specified in the standard. As the majority of participants migrated to a defined contribution pension plan, TIMPREV, in 2003, an amount of R$16,251 was reversed for US GAAP. See details at the US GAAP adjustment in Note 27(c).

      On November 13, 2002, the Company adopted a defined contribution plan, TIMPREV NORDESTE. See details in Note 27 (c).


c.    Interest expense

      Brazilian Corporate Law requires interest and foreign exchanges losses (gains) to be shown as part of operating income. Under US GAAP interest expense would be shown after operating income, and accrued interest would be excluded from loans and financing and included in accounts payable and accrued expenses.

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

e. Price-level adjustments and US GAAP presentation in respect of accounting periods through December 31, 1997

      Until December 31, 1995, publicly traded companies in Brazil were required to prepare their financial statements according to two sets of accounting principles: (a) the Brazilian Corporate Law, which was and remains in full force and is valid for all legal purposes, including the basis for calculating the income tax and mandatory minimum dividends; and (b) generally accepted accounting principles in Brazil (Brazilian GAAP), which require the application of the constant currency method of accounting to reflect the effect of inflation in the preparation of supplementary financial statements, in accordance to the standards recommended by the Comissao de Valores Mobiliarios (CVM), the Brazilian securities commission. The accounting principles under the Brazilian Corporate Law and the Brazilian GAAP differ mainly in the method of recognizing the effect of inflation in the financial statements.

      Brazilian Corporate Law

      Under the Brazilian Corporate Law, until December 31, 1995 a simplified method was used to recognize the effects of inflation, which consisted in indexing permanent assets (investments, property, plant and equipment and deferred charges) and shareholders' equity accounts using indices set forth by the Federal Government, based on the variation of the Unidade Fiscal de Referencia (UFIR). The net effect of the indexation was stated in the statement of income under a single account. The Brazilian corporate law, however, does not recognize the effect of inflation in certain balance sheet accounts, such as inventories and customer advances; this method also does not require the indexation of information from the preceding years when presenting comparative financial information. In the highly inflationary environment prevailing in Brazil until July 1, 1994, the financial statements prepared according to accounting principles set forth in the Brazilian Corporate Law did not allow a consistent comparison of financial information concerning two different periods.

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

      The constant currency method requires the recognition of the following effects of inflation in the financial statements:

      O Adjustment of the opening balances, non-monetary assets additions and depreciation by applying a general inflation index, recognizing the gain by means of a credit to the income.

      O Adjustment of the shareholders' equity opening balances and movements for the period by applying a general inflation index, recognizing the loss by means of a debit to income.

      O Allocation of inflationary gains and losses of other non-monetary items to the corresponding income and expenses. Gains and losses for which the corresponding income and expenses were not identified are allocated to a specific account under "Other net operating income (expenses), net".

      US GAAP adjustment presented in the reconciliations of the differences between Brazilian Corporate Law and US GAAP

      The effects of price-level adjustments from January 1, 1996 through December 31, 1997 has been presented in the reconciliation to US GAAP because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

f.    Income and social contribution taxes

      In 2001, 2002 and 2003 the Company has fully accrued for deferred income taxes on temporary differences between tax and accounting records. The policy for providing for deferred taxes is in accordance with SFAS 109, "Accounting for Income Taxes".

      The net goodwill amortization of R$25,180 in 2001, 2002 and 2003, which originated from the corporate reorganization mentioned in Note 1(b), has been recorded in other net operating expense in the consolidated statement of income for the years ended December 31, 2001, 2002 and 2003, according to Brazilian Corporate Law. For US GAAP purposes, this amount would be presented as a deferred income tax charge in the accompanying consolidated statement of income, because it represents the realization of the deferred tax asset. Accordingly, for US GAAP purposes the "operating income before interest", the "operating income" and the "income before tax" amounts in the consolidated statement of income of 2001, 2002 and 2003 would be increased by R$25,180 and the "income and social contribution taxes" amount would be increased by the same amounts. However, there is no effect on US GAAP net income from these adjustments.

g.    Earnings per share

      Earnings per share under Brazilian Corporate Law is calculated on the number of shares outstanding at the balance sheet date. Under US GAAP earnings per share is calculated on a weighted average basis as demonstrated in Note 27.f.

h.    Valuation of Long-Lived Assets

     SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

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

     Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

i.    Stock Compensation

      Offer made by the Company in 2001

      On May 4 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

      i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;
      ii) to make available to key employees certain compensatory arrangements based on market value increase; and
      iii) to align generally the interests of key employees and the interests of shareholders.

      The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company's capital stock on May 4, 2001.

      The option exercise price per 1,000 Preferred Shares was set at R$3.21, the closing price of 1,000 Preferred Shares at the Sao Paulo Stock Exchange ("Bovespa"), on May 4, 2001. At December 31, 2003, 2,134 thousand shares were made available under the plan.

      The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes). The expected EBIT has been achieved in every year since the issuing of the options.

      The Company applies APB Opinion No. 25 in accounting for this variable Plan. No compensation cost has been recognized for its stock options in the financial statements since the options were issued. In 2001 and 2003, the year end market price was slightly above the exercise price, resulting in an amount of compensation cost that was not significant. In 2002, the year end market price was below the exercise price.

      Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the per share weighted-average fair value of stock options granted would have been $1.91 on the date of first grant in 2001 using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividends of R$20,655 in 2002, R$20,029 in 2003, R$26,112 in 2004 and R$36,452 in
      2005, a risk-free interest rate of 19.0%, expected life of 5 years, and expected volatility of 38%.

      For the second granting of shares in 2003, the per share weighted-average fair value of stock options granted would have been $1.91 on the date of first grant in 2001 using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividends of all stock options of R$30,454 in 2004, R$45,039 in 2005, R$46,176 in 2006 and
      R$50,411 in 2007, a risk-free interest rate of 19.0%, expected life of 5 years, and expected volatility of 26%.

      The Company's net income also would have been reduced to the pro forma amounts indicated below for the respective years:

                                                                       2001         2002         2003
                                                                    ---------    ---------    ---------
      Net income

      Net income as reported ....................................   $  61,365    $ 102,466    $ 222,876
      Deduct: Total stock-based employee compensation
       expense determined under fair value based  net of
       related tax effects ......................................   $    (716)   $  (1,075)   $  (1,649)
      Pro forma net income ......................................   $  60,649    $ 101,391    $ 221,227

      Earnings per share
      Basic and diluted earnings (losses), in Reais
       per 20 thousand preferred and common shares as reported ..   $    3.65    $    5.99    $   12.52
      Proforma Basic and diluted earnings (losses), in Reais
       per 20 thousand preferred and common shares as reported ..   $    3.61    $    5.93    $   12.61

      Stock option activity during the periods indicated is as follows:

                                                     Number of      Weighted-
                                                      shares         average
                                                    (thousands)   exercise price
                                                    -----------   --------------
      Balance at December 31, 2000 ..............       --              --
      Granted ...................................      2,627            3.21
      Exercised .................................       --              --
      Forfeited .................................       --              --
      Expired ...................................       --              --
      Balance at December 31, 2001 ..............      2,627            3.21
      Granted ...................................
      Exercised .................................       --              --
      Forfeited .................................       (140)           3.21
      Expired ...................................       --              --
      Balance at December 31, 2002 ..............      2,487            3.21
      Granted ...................................        242            3.21
      Exercised .................................        (27)           3.21
      Forfeited .................................       (568)           3.21
      Expired ...................................
      Balance at December 31, 2003 ..............      2,134            3.21

      Under Brazilian GAAP, stock options are recorded as an increase in share capital equal to the proceeds received. During 2003, 27,000 preferred shares were issued upon the exercise of 27,000 0ptions for proceeds of R$86.

j.    Accounting for derivative instruments and hedging activities

      As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and for Hedging Activities ("SFAS 133"), which was issued in June, 1998 and its amendments Statements 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133). Under Brazilian Corporate Law, the Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates at year end plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

      As a result of adoption of Statement 133, the Company recognizes its foreign currency and interest rate swap agreements at fair value and adjustments to fair value are recorded through income as presented on the net income and shareholders' equity reconciliation. The Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of Statement 133 as of January 1, 2001, resulted in an effect of accounting change of R$1,199, net of applicable tax expense of R$541.

      Swaps

      At December 31, 2002 and 2003 the Company had entered into swaps whereby the Company earns the exchange variation between the United States dollar and the Brazilian Real plus 10.00% to 13.05% and pays interest based on a short-term interbank rate. At December 31, 2002 and 2003 these agreements have total notional amounts of R$220,134 and R$96,306, and expire on various dates through 2005. For Brazilian GAAP purposes, as of December 31, 2003, the Company recorded receivables related to these interest rate swap transactions of R$16,424 (R$62,254 in 2002) which was recorded as a reduction of the loans. For US GAAP purposes such receivables were reclassified to assets. The fair values adjustments of the Company's foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and generated a positive effect of R$6,108 in 2001, a negative effect of R$29,135 and a positive effect of R$27,883 during 2003, before tax.


k. Enterprises in the pre-operating stage and reversal of gain on sale of Blah!

      Under Brazilian Corporate Law all costs of an enterprise in the pre-operating stage besides costs normally capitalized as fixed assets are capitalized as pre-operating expenses and amortized over a period on the start-up date and extending over a minimum of 5 and a maximum of 10 years. US GAAP requires that companies in the development stage follow generally accepted accounting principles applicable to established operating enterprises. When the affiliate TIMNET.com S.A. was in a pre-operating stage its pre-operating costs were capitalized as non-current assets under Brazilian Corporate Law. For US GAAP purposes these costs were charged to income of the year in 2001.

      In December 2003, the Company sold its interest in Blah! S.A. (formerly TIMNet.com S.A.), to a related party, TIM International N.V. (see note 8 for further details). The sale resulted in a gain of R$12,571 which was recorded in the income statement for Brazilian GAAP purposes. For US GAAP purposes, the gains resulting from these types of transactions between companies under common control should be recorded through shareholders' equity. Therefore the gain of R$12,571 , less tax of R$4,276 recorded in the Brazilian GAAP income statement was reversed for US GAAP purposes.

l.    Incorporation of tax benefit of goodwill by Subsidiaries

      According to the Brazilian Corporate Law accounting principles, companies may assign the tax benefit of the goodwill to their subsidiaries in order to receive the tax benefit generated by the amortization of such goodwill. The tax benefit is shown as deferred and recoverable taxes with a contra account in a special reserve within Shareholders' equity. The deferred tax is amortized and recognized as an expense in the statement of income for the amount of the tax benefit. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generates a reduction of income tax and social contribution payable. Therefore, the amount recognized as an expense resulting from tax deductible amortization of goodwill is equal to the reduction in tax on taxable income. Such accounting generates a reduction in taxes payable, but has no effect on the determination of net income for the period.

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

m.   Tax benefit

     The Company recognized the tax benefit in the amount of R$50,520, as shown in Note 22, as a reduction of taxes expenses for fiscal 2003. This amount represents the participation of the Company in the total benefit recorded by the operating Companies in the amount of R$63,155. Under US GAAP, the difference of R$12,635 related to minority interest would also be included as a reduction of the tax expense with a corresponding increase in minority interest, without effect in the net income for the period.

n.    Financial revenues

      Accounting principles under the Brazilian Corporate Law require such amounts to be stated as part of operating profit. Under US GAAP, financial revenue is presented after operating profit in the statement of income.

o.    Goodwill amortization

      Accounting principles under the Brazilian Corporate Law require that the amortization of the deferred tax benefit related the goodwill amortization be stated as an appropriation of income for the year as other operating expenses. Under US GAAP, such amortization is shown as a reduction of the provision for income tax.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

   Reconciliations of the differences between net income (for the years ended
                        December 31, 2001, 2002 and 2003)
                     in Brazilian Corporate Law and US GAAP

                     (In thousands of Brazilian reais - R$)

                                                                           Note        2001            2002            2003
                                                                          ------    -----------     -----------     -----------
Net income as reported ...............................................                   65,530         118,574         207,545

Add/(deduct):
     Indexation of property, plant and equipment, net ................     26(e)         (6,965)         (2,797)         (2,661)
     Different criteria for:
       Capitalized interest ..........................................     26(a)          2,213             590           1,239
       Amortization of capitalized interest ..........................     26(a)         (4,183)         (4,491)         (4,437)
     Pension plan ....................................................     26(b)          1,600           1,260          16,251
     Hedging and derivative financial instruments ....................     26(j)          6,108         (29,135)         27,883
     Pre-operational expenses (Blah!) ................................     26(k)         (5,268)          2,802           4,204
     Reversal of gain on sale of Blah! ...............................     26(k)           --              --           (12,571)
     Deferred tax effect of the above adjustments ....................                    2,143          10,802         (10,364)
     Minority interest in above adjustments ..........................                      187           4,861          (4,213)

Net income under US GAAP .............................................                   61,365         102,466         222,876

Basic and diluted earnings, in Reais per 20,000 thousand preferred and common shares
Before cumulative effect of accounting change ........................                     3.46            5.99           12.61
Cumulative effect of accounting change ...............................                     0.19            --              --
Net income ...........................................................                     3.65            5.99           12.61

Weighted average number of shares outstanding
Preferred shares .....................................................              126,150,769     129,390,418     219,802,764
Common shares ........................................................              210,029,997     212,745,880     133,646,352

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

           Reconciliations of the differences in shareholders' equity
   (as of December 31, 2002 and 2003) in Brazilian Corporate Law and US GAAP

                     (In thousands of Brazilian reais - R$)

                                                                  Note             2002          2003
                                                               ----------       ----------    ----------
      Total shareholders' equity as reported ...............                       710,145       877,042
      Add/(deduct):
         Indexation of property, plant and equipment, net ..           26(e)        10,892         8,231
         Different criteria for:
           Capitalized interest ............................           26(a)        30,801        32,040
           Amortization of capitalized interest ............           26(a)       (10,494)      (14,931)
         Provision for loss on pension plan ................           26(b)       (16,251)         --
         Hedging and derivative financial instruments ......           26(l)       (23,027)        4,856
         Pre-operational expenses (Blah!) ..................           26(m)        (4,204)         --
      Deferred tax effects of above adjustments ............                         4,371       (10,267)
      Minority interest in above adjustments ...............                           173        (4,042)
                                                                                ----------    ----------
      US GAAP shareholders' equity .........................                       702,406       892,929
                                                                                ==========    ==========

      Supplementary information:
      Total assets under US GAAP ...........................                     1,476,311     1,561,629
                                                                                ==========    ==========
         Property, plant and equipment .....................                     1,305,674     1,598,689
         Accumulated depreciation ..........................                      (693,565)     (884,106)
                                                                                ----------    ----------
         Net property, plant and equipment .................                       612,109       714,583
                                                                                ==========    ==========

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             (FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002)
                           IN ACCORDANCE WITH US GAAP

                     (In thousands of Brazilian reais -R$)

                                                           Capital
                                                           reserves                       Income reserves
                                                           --------    -------------------------------------------------------
                                              Additional                                    Unrealized  Realizable
                                      Share     paid in      Share      Legal    Statutory    Income      profit     Dividends
                                     Capital    Capital     Premium    Reserve    Reserve     reserve     Reserve     reserve
                                     -------  ----------   --------    -------   ---------  ----------  ----------   ---------
Balances at December 31, 2000 ...    108,843       --       204,068     13,255     87,154      69,996        --          --

Capitalization of reserves and
  retained earnings .............     77,211                (10,985)      --         --          --          --          --
Net income ......................       --                     --         --         --          --          --          --
Transfers to and from reserves
  (Note 17) .....................       --                     --        3,277       --       (69,996)       --          --
Dividends .......................       --                     --         --         --          --          --        14,825
                                     -------    -------     -------     ------     ------      ------     -------     -------
Balances at December 31, 2001 ...    186,054       --       193,083     16,532     87,154        --          --        14,825

Capitalization of reserves and
  retained earnings .............    102,389                (23,551)      --         --          --          --          --
Reduction of dividends reserve ..       --                     --         --         --          --          --        (2,244)
Net income ......................       --                     --         --         --          --          --          --
Transfers to and from reserves
  (Note 17) .....................       --                     --        5,929       --          --          --          --
Dividends .......................       --                     --         --         --          --          --          --
                                     -------    -------     -------     ------     ------      ------     -------     -------
Balances at December 31, 2002 ...    288,443       --       169,532     22,461     87,154        --                    12,581

Capital increase with reserves ..     25,180                (25,180)       --         --         --          --          --
Option exercised ................         86                   --          --         --         --          --          --
Reduction of dividends reserve ..       --                     --          --         --         --                   (10,280)
Gain on sale of Blah!, net of
   taxes of R$4,274 .............                 8,295
Net income ......................       --                     --          --         --         --          --          --
Transfer to and from reserves
  (Note 21) .....................       --                     --        10,377       --         --          --          --
Dividends .......................       --                     --          --         --         --                      --
Realizable profit reserve .......       --                     --          --         --         --        18,838        --
                                     -------    -------     -------     ------     ------      ------     -------     -------
Balances at December 31, 2003 ...    313,709      8,295     144,352     32,838     87,154        --        18,838       2,301
                                     =======     ======     =======     ======     ======      ======     =======     =======


                                     Retained
                                     earnings      Total
                                     --------     -------
Balances at December 31, 2000 ...     105,102     588,418

Capitalization of reserves and
  retained earnings .............     (66,226)       --
Net income ......................      61,365      61,365
Transfers to and from reserves
  (Note 17) .....................      66,719        --
Dividends .......................     (34,263)    (19,438)
                                      -------     -------
Balances at December 31, 2001 ...     132,697     630,345

Capitalization of reserves and
  retained earnings .............     (78,838)       --
Reduction of dividends reserve ..        --        (2,244)
Net income ......................     102,466     102,466
Transfers to and from reserves
  (Note 17) .....................      (5,929)       --
Dividends .......................     (28,161)    (28,161)
                                      -------     -------
Balances at December 31, 2002 ...     122,235     702,406

Capital increase with reserves ..        --          --
Option exercised ................        --            86
Reduction of dividends reserve ..        --       (10,280)
Reversal of gain on sale of
  Blah! .........................                   8,295
Net income ......................     222,876     222,876
Transfer to and from reserves
  (Note 21) .....................     (10,377)       --
Dividends .......................     (30,454)    (30,454)
Realizable profit reserve .......     (18,838)       --
                                      -------     -------
Balances at December 31, 2003 ...     285,442     892,929
                                      =======     =======

    See notes to consolidated financial statements.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

 (Amounts expressed in thousands of Brazilian reais unless otherwise indicated)


27.   Additional disclosures required by US GAAP

a. Consolidated Statement of Cash Flow for the years ended December 31, 2000, 2001 and 2002

      Accounting principles under the Brazilian Corporate Law require presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows to complement the information disclosed under Brazilian Corporate Law is presented below:

                                                                                            2001        2002        2003
                                                                                          --------     -------    --------
      Operating activities:
        Net income ....................................................................     65,530     118,574     207,545
         Adjustments to reconcile net income for the year to net cash provided  by operating activities
           Depreciation ...............................................................    155,367     179,472     184,574
           Minority interests .........................................................     21,511      38,547      45,635
           Foreign exchange losses (gains) on loans ...................................     10,640      21,053     (27,187)
           Losses on disposal of fixed assets .........................................      7,441       2,231       3,259
           Gain on sale of Blah! ......................................................       --          --       (12,570)
           Allowance for  doubtful accounts ...........................................     44,578      46,729      57,410
           Provision for contingencies ................................................      1,800      13,655      (6,443)
           Equity loss of investee ....................................................      1,888       4,288       3,250
           Net effect on assets and liabilities for dilution of interest in investee ..     (4,500)       (755)       --
           (Increase) in accounts receivable ..........................................     (7,074)    (59,825)    (97,530)
           (Increase)  decrease in deferred and recoverable taxes .....................     20,144      14,983     (65,757)
           (Increase) decrease in other current assets ................................     23,749      (3,789)     (5,323)
           (Increase) decrease in other noncurrent assets .............................     (6,007)     (1,739)      9,130
           Increase (decrease) in payroll and related accruals ........................      1,205       1,378      (1,342)
           Increase (decrease) in accounts payable and accrued expenses ...............     (4,959)     (7,067)     21,248
           Increase (decrease) in taxes other than income taxes .......................     11,891       8,313       6,919
           Increase (decrease) in accrued interest ....................................        339       1,282     (11,086)
           Increase (decrease) in other long term liabilities .........................      1,800         300     (6,443)
                                                                                          --------     -------    --------
                                                                                           343,543     377,030     311,732
                                                                                          ========     =======    ========
      Investing activities:
         Acquisition of property, equipment and plant .................................   (129,790)    (74,014)   (158,101)
         Proceeds from sale of Blah! ..................................................       --          --        19,500
         Investment in equity investee ................................................    (11,100)       --          --
         Capitalized interest .........................................................     (2,187)       (852)     (3,134)
                                                                                          --------     -------    --------
                                                                                          (143,077)    (74,866)   (141,735)
                                                                                          ========     =======    ========
      Financing activities:
         Repayments of loans and hedging activities ...................................    (69,711)    (36,956)   (214,717)
         Options exercised ............................................................       --          --            86
         Dividends paid ...............................................................    (11,564)    (23,061)    (31,668)
                                                                                          --------     -------    --------
                                                                                           (81,275)    (60,017)   (246,299)
                                                                                          ========     =======    ========

          Increase (decrease) in cash and cash equivalents ............................    119,191     242,147     (76,302)
          Cash and cash equivalents at beginning of year ..............................     53,075     172,266     414,413
                                                                                          --------     -------    --------
          Cash and cash equivalents at end of year ....................................    172,266     414,413     338,111
                                                                                          ========     =======    ========

      Supplemental disclosure of cash flow information
      Interest paid ...................................................................     56,536      43,080      51,660
      Income and social contribution tax paid .........................................     22,471      44,498      77,093
      Non cash capital expenditures ...................................................      2,187         852     134,933
                                                                                          ========     =======    ========

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

 (Amounts expressed in thousands of Brazilian reais unless otherwise indicated)


b.    Recent accounting pronouncements

      In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The provisions of Statement No. 143 were effective for fiscal years beginning January 1, 2003. The adoption of Statement 143 did not have a significant impact on the Company's financial statements.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 were effective for the Company's fiscal year 2002. The adoption of SFAS 144 did not have a significant impact on the Company's financial statements.

      Effective January 1, 2003, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds SFAS 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. Previously recorded losses on the early extinguishment of debts that were classified as an extraordinary item in prior periods have been reclassified to other income (expense), net. The adoption of SFAS 145 had no effect on the company's consolidated financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no effect on the company's consolidated financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's fiscal ending after December 15, 2002. SFAS 148 had no effect on Company's results of operations or financial condition.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

 (Amounts expressed in thousands of Brazilian reais unless otherwise indicated)


      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The adoption of these requirements had no effect on the company's consolidated financial statements and disclosures. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied by foreign private issuers, like the Company, on the January 1, 2004 income statement for special purpose entities and on the December 31, 2004 balance sheet for non-special purpose entities. Management does not expect adoption of FIN 46 to have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

      In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". Statement No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity. Statement No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Management does not expect adoption of Statement No. 150 to have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

c.    Pension and other post-retirement benefits

      In December of 1999, the Company and the other companies which participate in the Sistel plan, reached an agreement to withdraw the active participants from the pension plan and establish a new plan for each of the companies. The parties agreed to allocate the plan assets based on an independent actuarial calculation. The allocation of the initial transition obligation and unamortized gains and losses was based on the projected benefit obligation (PBO) of each individual sponsor divided by the total PBO of Sistel at December 31,1999. The inactives employees of all the New Holding Companies which participated in the Sistel defined benefit pension plan remain as part of the multiemployer plan in Sistel. The postretirement benefit plans also remain as a multiemployer plan, however, Sistel will no longer subsidize life insurance premiums for inactive (retired) employees.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

 (Amounts expressed in thousands of Brazilian reais unless otherwise indicated)


      Following the creation of a separate defined contribution plan TIMPREV - NORDESTE on November 13, 2002, the Company has encouraged the transfer of the existing employees in the existing Tele Nordeste Celular defined PBS Plan to the new plan through the use of bonus incentives. The migration to the new plan is optional however, the bonus incentives offered by the Company expired on January 29, 2003. The effective date for the curtailment when the participants officially transferred to the new fund was February 28, 2003.

      The changes in the benefit obligation and plan assets, funding status on December 31, 2002 and 2003 for the pension plan for the active employees (PBS - Tele Nordeste Celular), and the annual pension cost of the active employees Company's sponsored defined benefit plan pension and the related actuarial assumptions in accordance with US GAAP, are as follows:

                                                             2002       2003
                                                            -------    -------
      Change in benefit obligation
      Benefit obligation at beginning of year ...........    26,364     29,403
      Service cost ......................................     1,655        507
      Interest cost .....................................     2,959      1,229
      Benefits paid and administrative expenses .........      (862)      (589)
      Effect of Curtailment .............................      --         (525)
      Effect of Settlement ..............................      --      (22,205)
      Actuarial losses/gains ............................      (713)       545
                                                            -------    -------
      Benefit obligation at end of year .................    29,403      8,365
                                                            =======    =======

      Change in plan assets
      Fair value of plan assets at beginning of year ....    26,512     34,137
      Employer contribution .............................       818        132
      Plan participants' contributions ..................       712        100
      Benefits paid and administrative expenses .........      (862)      (589)
      Effect of Settlement ..............................      --      (22,206)
      Actual return on plan assets ......................     6,957        (27)
                                                            -------    -------

      Fair value of plan assets at end of year ..........    34,137     11,547
                                                            =======    =======

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

 (Amounts expressed in thousands of Brazilian reais unless otherwise indicated)


                                                       2002       2003
                                                     -------    -------

      Funded status ..............................     4,734      3,286
      Unrecognized net gains .....................   (25,231)    (3,235)
      Unrecognized net transitions obligation ....     4,246        355
                                                     -------    -------
      Net amount recognized ......................   (16,251)       406
                                                     =======    =======

      The accumulated benefit obligation for all defined persion plans was R$21,705 and R$8,064 at December 31, 2002 and 2003, respectively.

      The composition of net periodic benefits costs for the PBS - Tele Nordeste Celular plan for the years ended December 31, 2001, 2002 and 2003 as follows:

                                             2001      2002      2003
                                            ------    ------    ------

      Service cost ......................    1,573     1,655       507
      Expected employee contribution ....     (689)     (592)      (41)
      Interest cost .....................    2,656     2,959     1,229
      Expected return on plan assets ....   (3,300)   (3,918)   (1,818)
      Net amortization ..................     (533)     (545)     (339)
                                            ------    ------    ------
                                              (293)     (441)     (462)
                                            ------    ------    ------

      The actuarial assumptions for 2002 and 2003 used in the computation of the funding status of the PBS-A-Sistel and PBS-Tele Nordeste Celular were the following:

      Actuarial assumptions as of December 31:                   2002       2003
                                                           ---------- ----------

      Discount rate for determining projected
        benefit obligations..............................     11.30%     11.30%
      Rate of increase in compensation levels............      8.15%      7.10%
      Expected long-term rate of return on plan assets...     14.45%     11.83%


      The expected long-term rate of return for the plan assets was set up based on the pension portfolio's past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of 15% to equities and 85% fixed income securities.

      Plan Assets

      Company and its subsidiaries' pension plan weighted-average asset allocations at December 31, 2002 and 2003, by asset category are as follows:

                                          2002              2003
                                    ----------------- ---------------

      Equity securities                      13%               14%
      Debt securities                        87%               86%

                                    ----------------- ---------------
      Total                                 100%              100%
                                    ================= ===============

      The Sistel Tele Nordeste Celular Benefit Plan Investment Policy is addressed in the Equity Application Master Plan (PDAP), which sets forth the policy for application and management of funds supporting the Plan, with a view to meeting the profitability and social security goals in accordance with the related actuarial liability.

      Based on the short, medium and long-term macroeconomic scenarios prepared by SISTEL, the PDAP sets out objectives, goals and restrictions as to the investment of plan funds, and determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets.

      The assignment addressed in the PDAP sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan, taking into consideration the limits set forth in National Monetary Council Resolution No. 3121, apart from the criteria for selection of these assets.

      The minimum actuarial rate forecast for the Plan consists of a profitability at least equal to INPC (Broad National Consumer Price Index) + 6% p.a.

      Cash Flows

      The Company expects to contribute R$121 to its pension plan in 2004.

      As mentioned in the note 20, the Company and its subsidiaries changed their pension plan to a defined contribution pension plan, TIMPREV. Migration to this new plan was exercised through January 28, 2003 and approximately 90% of the participants exercised their right to migrate to the new plan. TIMPREV became effective as of February 2, 2003. The following is a rollforward of the accrued post-retirement benefit liability for 2002 and 2003, including the effects of curtailment and settlement mentioned:

                                                   2002              2003
                                             ----------------- ----------------

      Accrued liability at beginning of
        the year                                   (17,511)         (16,251)
      Net periodic post-retirement
        benefits cost for the year                     441            1,142
      Actual company contribution during
        the year                                       819              131
      Effect of curtailment                              -           (3,214)
      Effect of settlement                               -           18,598
                                             ----------------- ----------------
      Accrued liability at end of the year         (16,251)             406
                                             ================= ================

      The effects of the curtailment and the settlement computed as of February 28, 2003 are demonstrated below:


                                                       Before                                        After
                                                    Curtailment      Effect of      Effect of      Curtailment
      PBS - Tele Nordeste Celular                  and Settlement    Curtailment    Settlement   and Settlement
                                                   --------------- -------------- -------------- ---------------

      1. Projected benefit obligation (PBO)              30,156           (525)       (22,206)          7,425
      2. Plan assets at fair value                      (34,908)             -         22,206         (12,702)
                                                   --------------- -------------- -------------- ---------------
      3. Funded status                                  (4,752)           (525)             -          (5,277)
      4. Unrecognized items
          (a) Initial transition obligation               4,144         (3,739)             -             405
      (asset)
          (b) (Gain) & loss                             (24,816)             -         18,598          (6,218)

                                                   --------------- -------------- -------------- ---------------
      5. Accrued / (prepaid) post-retirement
      benefit liability (3-(4a+4b))                      15,920           3,214       (18,598)            536
                                                   =============== ============== ============== ===============


      A summary of the funding status of the Sistel PBS-A Sistel pension plan as of December 31, 2002 and 2003 for the multi employer portion (inactive employees pension plan) is as follows:

                                                         2002          2003
                                                      ----------    ----------
      Funded status
      Accumulated benefit obligation:
         Vested ...................................    2,922,542     3,484,245
      Projected benefit obligation ................    2,922,542     3,484,245
      Fair value of plan assets to be allocated
         to the Company's new plan ................   (3,684,883)   (4,163,102)
                                                      ----------    ----------
      Projected obligation less than of assets ....     (762,341)     (678,857)
                                                      ==========    ==========

d.    Concentration of risks

      The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is fifteen days past due.

      The Company maintains cash and cash equivalents with various financial institutions and, as a policy, limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited to Tele Norte Leste Participacoes S.A. as described in Note 25.

      In conducting its businesses, the Company is fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

      Approximately 20% of all employees are members of state labor unions associated with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expired in December 2003.

      There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

e.    Comprehensive income

      Under US GAAP, the Company adopted SFAS No 130, "Reporting Comprehensive Income". Comprehensive income is not different from net income under US GAAP.

f.   Earnings per share

      In these consolidated financial statements, information is disclosed per lot of twenty thousand shares, because each American Depositary Share ("ADS") is equivalent to twenty thousands shares.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

 (Amounts expressed in thousands of Brazilian reais unless otherwise indicated)


      Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

      Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends distributable net income and the preferred shareholders' portion of undistributed net income.

      Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders. Options issued under the Company's stock options plan are antidilutive for each of the years presented. Therefore, diluted earnings per share equals basic earnings per share.

      Under the Company's bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

      The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

                                                                                Year ended December 31,
                                                                     --------------------------------------------
                                                                         2001            2002            2003
                                                                     ------------    ------------    ------------
      Numerator:
      Net income for the year under US GAAP ......................         61,365         102,466         218,602
         Net income available to preferred shareholders -
      numerator for basic and diluted earnings per thousand
      share ......................................................        (38,338)        (63,715)       (135,944)
                                                                     ------------    ------------    ------------

         Net income available to common shareholders -
      numerator for basic and diluted earnings per thousand
      shares .....................................................         23,027          38,751          82,658
                                                                     ============    ============    ============


      Denominator:
      Weighted-average outstanding shares (in thousands)
         Common ..................................................    126,150,769     129,390,418     133,646,352
         Preferred ...............................................    210,029,997     212,745,880     219,802,764

      Earnings per 20,000 shares (basic and diluted)
         Common shares ...........................................           3.65            5.99           12.37
         Preferred shares ........................................           3.65            5.99           12.37


28.   Subsequent events (Unaudited)

      On January 30, 2004, the Shareholders Extraordinary Meeting approved the merger of Telasa Celular S.A., Teleceara Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. into Telpe Celular S.A., as part of a reorganization process approved by ANATEL in December 2003.

      The reorganization was as a result of the migration from the Mobile Cellular Service (SMC) to Personal Mobile Service (SMP). This corporate reorganization aims at integrating the activities of these operating companies that belong to the same economic group, to allow increased synergy, expansion of Telpe Celular S.A. operations, reduction of expenses related to maintenance of six individual companies and concentration of liquidity of shares of Tele Nordeste Celular Participacoes S.A.'s subsidiaries.