Form 20-F/A
period 2003-12-31
TELE NORDESTE CELULAR PARTICIPACOES SA
filed 2004-06-08
CIK 1066122

As filed with the Securities and Exchange Commission on June 8, 2004
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
                               AMENDMENT NO.1 TO
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2003

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

                                  Yes X   No
                                     ---    ---

    Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17    Item 18 X
                                   ---        ---

                                TABLE OF CONTENTS

                                                                                                            Page
                                                                                                            ----


Item 3.    Key Information..................................................................................2
Item 18.   Financial Statements............................................................................15
Item 19.   Exhibits........................................................................................16

                                EXPLANATORY NOTE

This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed by Tele Nordeste Celular Participacoes S.A. (the "Registrant") on May 19, 2004 (the "2003 Form 20-F"), to correct errors therein, as follows:

o to correct, in the Selected Financial Data section of Item 3 of the 2003 Form 20-F, (1) the amount of Operating Income under U.S. GAAP, in thousands, for the year ended December 31, 2002 to read R$237,639 (rather than R$237,638) and for the year ended December 31, 2003 to read R$235,657 (rather than R$235,112) and (2) the amount of Total Assets, in thousands at December 31, 2003, under the Corporate Law Method to read R$1,525,275 (rather than R$1,561,629) and under U.S. GAAP to read R$1,561,629 (rather than R$1,540,348);

o to add, in the Selected Financial Data, dividends declared per share in host country currency;

o to correct, in note 17(a) of the Registrant's Consolidated Financial Statements included in the 2003 20-F in accordance with Item 18 thereof, the number of preferred shares in circulation, in thousands as of December 31, 2003, to read 223,943,822 (rather than 222,529,866) and the total number of shares outstanding, in thousands as of December 31, 2003, to read 359,268,490 (rather than 357,854,534); and

o to correct the first sentence of the second paragraph of the Report of Independent Auditors accompanying the Registrant's Consolidated Financial Statements to make reference to the auditing standards of the U.S. Public Accounting Oversight Board in place of the prior reference to U.S. generally accepted auditing standards.

In addition, this Form 20-F/A corrects Item 19 of the 2003 Form 20-F by substituting the name of the Registrant in place of an erroneous reference to an affiliate of the Registrant.

Except for the above amendments, no changes have been made to the 2003 Form
20-F.

This Form 20-F/A consists of a cover page, this explanatory note, Item 3, Item 18 and Item 19 (each as amended) of the 2003 Form 20-F, the Reports of Independent Auditors described herein, the signature page and the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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

                                                                       Year ended December 31,
                                              -----------------------------------------------------------------------
                                                  1999           2000           2001           2002           2003
                                                 ------         ------         ------         ------         -------
                                                                       (thousands of reais)(1)
Income Statement Data

Corporate Law Method
Net operating revenue                         R$ 674,853      R$ 845,620    R$ 826,250      R$ 921,522     R$ 999,453
Cost of services and goods                      (369,214)       (380,702)     (362,289)       (389,383)      (481,579)
                                              ----------      ----------    ----------      ----------     ----------
Gross profit                                     305,639         464,918       463,961         532,139        517,874

Operating expenses:
   Selling expenses                             (146,945)       (233,850)     (191,650)       (188,626)      (208,887)
   General and administrative expenses           (68,631)        (87,892)      (95,986)        (95,298)       (95,679)
   Other net operating income (expense)            3,381         (15,671)      (24,848)        (33,120)       (17,427)
                                              ----------      ----------    ----------      ----------     ----------

Operating income before financial income          93,444         127,505       151,477         215,095        195,881
   (expense)
Net financial income (expenses)                  (81,127)        (82,317)      (42,158)         (6,452)        62,350
                                              ----------      ----------    ----------      ----------     ----------

Operating income                                  12,317          45,188       109,319         208,643        258,231
Net non-operating income (expense)                (4,646)          2,441        (2,155)         (3,120)        13,819
                                              ----------      ----------    ----------      ----------     ----------

Income before taxes and minority interests         7,671          47,629       107,164         205,523        272,050
Income and social contribution taxes               4,375          (9,915)      (20,123)        (48,402)       (18,870)
                                              ----------      ----------    ----------      ----------     ----------

Income before minority interests                  12,046          37,714        87,041         157,121        253,180
Minority interests                                (2,625)        (11,060)      (21,511)        (38,547)       (45,635)
                                              ----------      ----------    ----------      ----------     ----------

Net income                                         9,421          26,654        65,530         118,574        207,545
                                              ==========      ==========    ==========      ==========     ==========

Net income per 20,000 shares outstanding            0.56            1.59          3.88            6.86          11.55
   (reais)(2)
Dividends per 20,000 shares outstanding             0.59            0.62          1.15            1.63           1.70
   (reais)(3)
Dividends per 20,000 shares outstanding             0.33            0.28          0.50            0.48           0.58
   (U.S. dollars)(4)
Dividends(3)                                       9,882          10,319        19,438          28,161         30,454

U.S. GAAP
Operating income                                  77,080         144,893       164,054         237,639        235,657
Net income                                           355          30,060        61,365         102,466        222,876
Net income per 20,000 Common Shares                 0.02            1.80          3.65            5.99          12.61
    outstanding basic and diluted (reais)
Net income per 20,000 Preferred Shares           R$ 0.02         R$ 1.80       R$ 3.65         R$ 5.99       R$ 12.61
    outstanding basic and diluted (reais)


                                                                           At December 31,
                                              -----------------------------------------------------------------------
                                                  1999           2000           2001           2002           2003
                                                 ------         ------         ------         ------         -------
                                                                       (thousands of reais)(1)(2)
Balance Sheet Data

Corporate Law Method
Property, plant and equipment, net            R$ 644,020      R$ 718,578    R$ 687,747      R$ 580,910     R$ 689,243
Total assets                                     961,569       1,239,253     1,265,935       1,401,353      1,525,275
Loans and financing                              323,864         407,043       348,311         333,689         80,699
Shareholders' equity                             354,091         575,884       621,976         710,145        877,042

U.S. GAAP
Property, plant and equipment, net               684,154         765,410       725,644         612,109        714,583
Total assets                                   1,001,703       1,284,347     1,299,982       1,428,348      1,561,629
Loans and financing                              318,693         395,938       354,995         390,134         96,307
Shareholders' equity                          R$ 364,709      R$ 588,418    R$ 630,345      R$ 702,406     R$ 892,929

-------------
(1) Information from 1999 to 2003 is presented in nominal reais under both the Corporate Law Method and U.S. GAAP.
(2) Net income per share is determined based upon the weighted average number of shares outstanding during the period. See Note 26(g) to our Consolidated Financial Statements.
(3) Dividends per share have been computed as the sum of dividends and interest on shareholders' equity ("juros sobre capital proprio," according to Brazilian law), an alternative under Brazilian Corporate Law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders' equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual ordinary meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders' equity, divided by the total number of Common Shares and Preferred Shares outstanding as of the common shareholders' meeting date. See "Item 10. Additional Information--Taxation--Brazilian Tax Considerations--Distribution of Interest on Capital."
(4) Amounts expressed in U.S. dollars, calculated at the exchange rate in effect on the date of the common shareholders' meeting at which the relevant dividend was distributed.

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

E>


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

Item 18.   FINANCIAL STATEMENTS

         Reference is made to pages F-1 through F-54. The following financial statements are filed as part of the Registant's annual report on Form 20-F:

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

            8.1    List of Subsidiaries.

           10.1 Certification of Chief Executive Officer and Financial Executive Officer of Tele Nordeste Celular Participacoes S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

           10.2 Certification of President and Financial Executive Officer of Tele Nordeste Celular Participacoes S.A., pursuant to
                   Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

      The undersigned registrant hereby amends Item 3, Item 18 and Item 19 of its Annual Report on Form 20-F for the year ended December 31, 2003 as set forth in the pages attached hereto. This amendment replaces the existing Item 3, Item 18 and Item 19 reflected in that Form 20-F filing.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


      Tele Nordeste Celular Participacoes S.A.

      Date:   June 8, 2004



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

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

17.   Shareholders' equity

 a.   Share capital

      The capital stock of Tele Nordeste Celular Participacoes S.A. is comprised of common and preferred shares, all without par value, as shown in the table below:

                                                   Common in   Preferred in      Total
                                                  circulation  circulation    Outstanding
                                                  -----------  ------------   -----------
      In thousands of shares:
           As of December 31, 2002 ............   130,753,136   214,986,484   345,739,620
           As of December 31, 2003 ............   135,324,668   223,943,822   359,268,490

                                                            -----   -------
                                                             2002     2003
                                                            -----   -------

      Shareholders' equity per twenty thousand shares
        (Brazilian reais) ...............................   41.08     48.82

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